As filed with the Securities and Exchange Commission on May 4, 2012

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

CEVA Investments Limited

to be renamed as described herein to

CEVA Logistics Inc.

(Exact name of Registrant as specified in its charter)

Cayman Islands	4731	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

CEVA House

Excelsior Road

Ashby de la Zouch

Leicestershire LE65 9BA

United Kingdom

+44 (0)1530 568500

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Chief Legal Officer

CEVA Freight, LLC

15350 Vickery Drive

Houston, Texas 77032

(281) 618-3100

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Andrew J. Nussbaum Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 Phone: (212) 403-1000 Fax: (212) 403-2000	Daniel J. Bursky Fried, Frank, Harris, Shriver & Jacobson LLP One New York Plaza New York, New York 10004 Phone: (212) 859-8000 Fax: (212) 859-4000

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee(3)
Ordinary shares, par value $0.01 per share	$400,000,000	$45,840

(1)	Includes shares which the underwriters have the option to purchase.
(2)	Estimated solely for the purpose of determining the amount of registration fee in accordance with Rule 457(o) under the Securities Act of 1933, as amended.
(3)	Calculated at a rate of $114.60 per $1,000,000 of the proposed maximum aggregate offering price.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until this registration statement shall become effective on such date as the U.S. Securities and Exchange Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the U.S. Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion

Preliminary Prospectus dated May 4, 2012

PROSPECTUS

Ordinary Shares

CEVA Logistics Inc.

(Incorporated in the Cayman Islands)

We are offering a total of                      of our ordinary shares, par value $0.01 per share. The underwriters may also purchase up to              ordinary shares from us at the public offering price, less the underwriting discount, within 30 days to cover over-allotments, if any.

We expect that the initial public offering price will be between $         and $         per ordinary share. We intend to apply to list our ordinary shares on the New York Stock Exchange under the symbol “CEVL.”

Neither the U.S. Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in our ordinary shares involves risks. See “Risk Factors” beginning on page 15 of this prospectus.

	Per Ordinary Share	Total
Public offering price	$	$
Underwriting discounts and commissions	$	$
Proceeds, before expenses, to us	$	$

Our ordinary shares will be ready for delivery on or about                     , 2012.

The date of this prospectus is                 , 2012.

We and the underwriters have not authorized anyone to provide any information other than that contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we may have referred you. We and the underwriters do not take any responsibility for, and cannot provide any assurance as to the reliability of, any other information that others may give you. We and the underwriters have not authorized any other person to provide you with different or additional information, and none of us are making an offer to sell the ordinary shares in any jurisdiction where the offer or sale is not permitted. This offering is being made in the United States and elsewhere solely on the basis of the information contained in this prospectus. You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ordinary shares. Our business, financial condition, results of operations and prospects may have changed since the date on the front cover of this prospectus.

This prospectus has not been, and is not required to be filed with any governmental or other authority in the Cayman Islands. No governmental or other authority in the Cayman Islands has approved this prospectus, nor passed upon or endorsed the merits of the offering or the accuracy or adequacy of this prospectus. Our activities will not be regulated or otherwise overseen by any Cayman Islands authority. No offering of the ordinary shares is being made by this prospectus to the public in the Cayman Islands.

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BASIS OF PRESENTATION

We are a holding company and currently conduct our business and operations through our direct wholly owned subsidiary, CEVA Group Plc, and its consolidated subsidiaries. Prior to the completion of this offering, we will change our name from CEVA Investments Limited to CEVA Logistics Inc. As used in this prospectus, unless otherwise specified or the context otherwise requires, “CEVA,” “we,” “our,” “us” and the “Company” refer to CEVA Logistics Inc. and its consolidated subsidiaries.

MARKET AND INDUSTRY DATA

This prospectus includes estimates of market share and industry data and forecasts that we have obtained from industry publications, surveys and forecasts, as well as from internal company sources. Industry publications, surveys and forecasts generally state that the information contained therein has been obtained from sources believed to be reliable. However, we and the underwriters have not independently verified any of the data from third-party sources, nor have we or the underwriters ascertained the underlying economic assumptions relied upon therein. In addition, this prospectus includes market share and industry data that we have prepared primarily based on our knowledge of the industry in which we operate. Statements as to our market position relative to our competitors are approximated based on either 2010 or 2011 revenues, depending on the availability of information and unless otherwise noted, and such internal analysis and estimates may not have been verified by independent sources. Our estimates, in particular as they relate to market share and our general expectations, involve risks and uncertainties and are subject to change based on various factors, including those discussed in the section entitled “Risk Factors.”

All information regarding our market and industry is based on the latest data currently available to us, which in some cases may be several years old. In addition, some of the data and forecasts that we have obtained from industry publications and surveys and/or internal company sources are provided in foreign currencies. When necessary, we have converted historical data using our financial statement methodology and forecasts based on a constant exchange rate in line with the most recent year in the forecast.

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SUMMARY

The following summary highlights certain information contained elsewhere in this prospectus and is qualified in its entirety by the more detailed information and consolidated financial statements included elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that may be important to you in making a decision to invest in our ordinary shares. Unless otherwise indicated, the information in this prospectus assumes (i) an initial public offering price of $         per ordinary share (the mid-point of the price range set forth on the cover page of this prospectus) and (ii) that the underwriters do not exercise their option to purchase additional shares. Before making an investment decision, you should carefully read the entire prospectus, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections, our audited consolidated financial statements and the notes to those statements.

Overview

We are the world’s second largest non-asset based supply chain management company, as measured by 2011 revenues. We design, implement and operate end-to-end supply chain solutions using a combination of international air, ocean and domestic freight forwarding, contract logistics and other value-added services. We operate globally in over 170 countries in over 1,000 locations. We generated approximately 40% of our 2011 revenues from high-growth geographies, including Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, and have leading positions in North America and Western Europe. This global presence allows us to fulfill the increasingly international supply chain needs of our portfolio of over 15,000 customers. Our services enable our clients to focus on their core competencies while we leverage our international network, technology systems, scale and operating expertise to reduce our clients’ costs and inventory needs, shorten their lead time to market, and enhance their supply chain visibility. Our non-asset based strategy enables us to quickly scale our operations in order to grow our business with new and existing customers, and positions us to maximize our return on capital. With sales generated across a balanced business, geographic and industry mix, we have a well-diversified revenue stream and significant access to growth opportunities.

We offer a wide range of services that are classified into two business segments: “Freight Management” and “Contract Logistics.” In Freight Management, we are one of the six largest air freight forwarders globally and have been the fastest growing ocean freight forwarder among our peers in recent years. Our Contract Logistics business is the second largest in the world. We utilize our full suite of services and leverage the significant synergies between our two segments to deliver integrated end-to-end solutions to our customers. As a result of our balanced revenues and global scale, we are able to serve both international and regional customers as well as benefit from the overall globalization of trade and manufacturing.

We have a strong and diversified presence in targeted industries where we believe our services are most valued and which have the most potential for growth. Our expertise in these industries has been developed through long-term partnerships with our customers, as evidenced by an average relationship of approximately 19 years (as of December 31, 2011) with our top 20 clients. Our customer base includes blue chip clients such as General Motors, Johnson & Johnson, Lenovo, Miele, Petrobras, Procter & Gamble, Samsung, Seadrill and SAIC. We serve 23 of the top 25 supply chains in the world, based on operational and financial performance and peer surveys as defined by Gartner. Our customer portfolio is also well balanced, with our top 10 customers representing 23% of our 2011 revenues and no single customer representing more than 5%.

For the fiscal years ended December 31, 2009, 2010 and 2011, we generated revenues of $7.7 billion, $9.1 billion and $9.6 billion, respectively, Adjusted EBITDA before management fees of $336 million, $392 million and $454 million, respectively, and a return on capital employed of 25%, 35% and 47%, respectively. For the fiscal years ended December 31, 2009, 2010 and 2011, we generated net losses of $201 million, $383 million and $358 million, respectively. We generated net losses in these periods principally as a result of amortization from acquisitions as well as high net financial expense, which should reduce significantly as a result of the February Refinancing and the repayment of indebtedness with the proceeds of this offering. For more information, see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing.”

Our Industry Opportunity

We operate in the fast-growing supply chain management industry, which we believe benefits from long-term structural trends driving market growth above GDP, including the ongoing trend towards outsourcing of logistics and growth in global trade. We believe CEVA is positioned to gain market share as we are one of few players able to offer integrated end-to-end freight forwarding and contract logistics solutions globally, with significant exposure to high growth geographies and industries.

Companies in our industry provide outsourced supply chain management and transportation solutions to local, regional and international customers. The industry is divided into two broad sub-sectors—freight forwarding and contract logistics—which are highly complementary services and can be provided together as integrated supply chain solutions.

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Freight forwarders serve their customers by arranging and overseeing the transportation of products and materials by air, ocean and ground. Freight forwarders organize and consolidate shipments, procure and track transportation, and provide ancillary value-added services such as preparation and submission of documentation, oversight of customs and other clearance processes, and warehousing and auditing of shipments. The total global freight forwarding market was $162 billion in 2010, based on estimates by Transport Intelligence (“TI”), a leading independent source of research and analysis for the global logistics market. We estimate that approximately 50% of the global air and ocean freight market was managed by third-party service providers such as CEVA, and believe this share will continue to increase as companies increasingly look to outsource these services to specialists.

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Contract logistics providers manage their clients’ supply chain operations, typically under multi-year contracts in which the contract logistics company’s systems and employees are integrated into and take over responsibility of critical logistics functions. Responsibilities include organizing and optimizing warehousing, transport routes and providers—whether inbound, outbound or dealing with aftermarket returns—kitting and sequencing unassembled parts, providing support during manufacturing, picking and packing finished goods, and providing quality control and other value-added services. According to TI, the total global contract logistics market was $1,182 billion in 2010, of which only $194 billion, or 16%, was outsourced to third-party contract logistics providers. Opportunities to increase market penetration exist not just in emerging markets like China (where 97% of contract logistics is still in-house, according to TI), but also in developed markets like the U.S. (79% still in-house) and Germany (66% still in-house), as they trend toward market leaders in outsourcing such as the U.K. (51% still in-house).

We believe we operate in a “GDP++” growth industry. Our growth is driven by GDP, plus (i) globalization of international trade, which increases the scale and number of global shipments and supply chains; plus (ii) increased outsourcing to third-party supply chain managers, which increases the addressable market for our services. For example, from 2004 to 2008, global GDP growth was 4.5% per year, global trade growth was 6.6%, and the outsourced freight forwarding and contract logistics markets grew at 14.9% and 13.1% respectively. With approximately 84% of contract logistics and 50% of freight forwarding still managed in-house globally, we expect these trends to continue as outsourcing allows our customers to focus on their core operations and improve supply chain costs and performance by leveraging the scale, experience and systems of service providers. The outsourced freight forwarding and contract logistics markets are expected to grow at CAGRs of 8.9% and 9.8% respectively from 2010 to 2014, according to data reported by TI.

In addition to the above attractive industry growth characteristics, we expect the global leaders in our industry to continue to gain market share, especially those who can provide integrated end-to-end solutions. The increasingly global footprint of our customers’ supply chains and end markets require service providers who have the global scale, relationships and technology systems to oversee and optimize these operations. We also see increasing demand from companies looking for “one-stop” providers, such as CEVA, who are able to offer integrated end-to-end freight forwarding and contract logistics solutions, which optimize the performance, cost and cash flow of their supply chains, and provide greater visibility. There are few truly integrated players of size able to offer combined freight forwarding and contract logistics solutions, and we are one of only four companies who achieved a top ten global market position in both sub-sectors in 2010, according to TI.

Asset intensity varies across the industry. We are a non-asset based company. When providing freight forwarding services we almost exclusively outsource transportation to third-party carriers. In our contract logistics operations we utilize almost exclusively customer owned or leased facilities and equipment. Other supply chain companies may provide some non-asset based services but have significant asset intensive business lines, such as owning and operating trucks, airplanes, ships or other equipment. We are one of only two non-asset based companies with top ten global positions in both freight forwarding and contract logistics in 2010, according to TI.

Our Business

We offer our Freight Management and Contract Logistics services on an integrated basis, which allows us to offer in-depth product expertise, while also acting as a “one-stop” provider for all of our customers’ supply chain needs, and leveraging our global scale.

Our Freight Management segment operates in a high-growth market driven by global GDP growth and growth in global trade of materials and products. We provide non-asset based transport solutions that coordinate the movements of products and materials for our customers, using our scale and expertise to lower their total transportation costs and our specialized systems to improve visibility along the supply chain. Key services include international air, ocean and domestic freight forwarding, customs brokerage and other value-added services. We do not own aircraft or vessels and instead almost exclusively outsource transportation to third-party carriers. We operate through a network of over 255 stations across six continents where our employees organize the consolidation of freight and work with transportation suppliers to arrange for the delivery of our customers’ shipments. We leverage our scale and capabilities to provide our customers with attractive transportation options in terms of cost, speed, reliability and security. We are one of the top ten freight forwarders in the world and believe we continue to gain market share as revenue growth in our Freight Management segment outperformed the global freight forwarding market by over 900 basis points in 2010, based on estimates from TI.

Our Contract Logistics segment operates in a large, under-penetrated and fast-growing global market, providing solutions to our clients by assuming control of all or a portion of their supply chain operations, typically under multi-year contracts. Key services include inbound logistics, manufacturing support, outbound/distribution logistics and aftermarket/reverse logistics. We use our proprietary information systems, deep expertise in our customers’ industries, and culture of operational excellence to optimize the performance, cost and cash flow of our clients’ supply chain activities. Contracts are typically for three to five years, with high renewal rates as switching costs are typically material given our systems and employees are integrated into our customers’ operations. Our non-asset based business model operates almost exclusively using leased or customer-owned facilities and with minimal net working capital. We manage over 900 locations across six continents, the majority of which are leased on a back-to-back basis with our customer contracts. According to data reported by TI, we are one of only two companies in the world with top ten market positions in Contract Logistics in each of the Americas, Asia Pacific and Europe. We believe this is a critical advantage in winning new business given the increasingly global nature of the industry. Our Contract Logistics segment has continued to gain market share, with revenue growth outperforming the global market by over 200 basis points in 2010, based on estimates from TI.

Our Competitive Advantages

We have several competitive strengths which make us well-positioned for future growth:

Global scale and capabilities. We have the fourth largest supply chain management business in the world and operate in over 170 countries at over 1,000 locations. We are the second largest supply chain management company with a non-asset based business model, and are one of only two non-asset based companies with top 10 global market positions in both freight forwarding and contract logistics. We benefit from a globally balanced revenue profile and significant local market positions across North America, South America, Asia Pacific and Europe. We offer services in six continents with a network of over 255 Freight Management stations and oversight of over 10 million square meters of managed, predominantly Contract Logistics, manufacturing and warehouse space. Our scale and geographic footprint make us a key partner for transportation providers, as highlighted by our receipt of awards such as Lufthansa Cargo’s “2010 Planet of Excellence” award, which recognized our outstanding performance and tonnage growth in partnership with Lufthansa Cargo. Our size also allows us to attract highly talented and motivated employees who, in partnership with our transportation providers, deliver world-class quality services at competitive prices. Our global capabilities, relationships and local market knowledge in over 170 countries in which we operate are key competitive advantages in selling our services to our customers, whose operations and supply chains are increasingly global in scope. For example, in 2011 we served our top ten customers in an average of 20 countries each, and approximately 75% of our top 100 customers used our services in 10 countries or more.

Substantial presence in high-growth geographies. Our revenues from high-growth geographies, which we consider to be Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, grew from 32% of total revenues in 2008 to 40% in 2011. We also have leading positions in these regions. For example, in China we are one of the five largest international supply chain management companies by revenue and were recently awarded the “Best 3PL Supply Chain Provider” title at the 2011 CHaINA awards. In addition, in the broader Asia Pacific region we were acclaimed as “Airfreight Forwarder of the Year” in 2011 by Supply Chain Asia. Our local operating experience, market expertise and strategic relationships with suppliers make us an important partner to global corporations as they increase their local operations in, and distribution of products to, these markets. Examples of our activity in high-growth geographies include our operations with General Motors in Brazil, Seadrill to Africa, Maruti-Suzuki in India and Seagate in Thailand. In addition, these positions enable us to serve leading local companies such as Petrobras in Brazil, Edcon in Africa, and ZTE, Lenovo and SAIC in China.

“One-stop” provider of integrated end-to-end solutions. Our global and integrated business model presents us with unique cross-selling opportunities and is a key driver behind our new customer wins and our ability to expand our share of our customers’ logistics spend. We set cross-selling targets after establishing our integrated business model through the acquisition of EGL in 2007, and achieved $773 million of cumulative cross-selling revenues through 2009, exceeding our three-year target of $712 million in only two years. We have continued to focus on increasing our share of our customers’ logistics spend across our full product offering and almost 70% of our top 100 customers used both our Freight Management and Contract Logistics services in 2011. There are few truly integrated players of size able to offer combined freight forwarding and contract logistics solutions. The increasing scale and complexity of our customers’ supply chain operations have driven demand for suppliers that can offer a full spectrum of supply chain management services across multiple geographies. Our ability to manage the complete supply chain allows our customers to reduce the number of service providers they engage, thus saving them time and money and ultimately simplifying their operations, while also providing enhanced supply chain visibility. In addition, by providing multiple services to our clients we are able to strengthen our customer relationships and thus our competitive position.

Scalable non-asset based business model. We operate a scalable business model, delivering our services principally through the provision of people, technology and systems. Our services are non-asset based, as our Freight Management segment does not own aircraft or vessels and instead almost exclusively outsources transportation to third-party carriers, and our Contract Logistics segment operates almost exclusively using leased or customer-owned facilities. As a result, as of December 31, 2011, our total PP&E and net working capital represented only 4.2% and (0.9)% of revenues, respectively. This model allows us to rapidly source transport capacity and scale our operations, and thereby grow our revenues, while generating attractive free cash flow and return on capital employed for our shareholders. As a result, in 2011, we were able to achieve a return on capital employed of 47%, which compares to an average of 33% for our key non-asset based peers.1 In addition, our non-asset based business model enables us to optimize our cost structure and reduce the volatility of our cash flows throughout varying economic environments.

Industry-leading technology capabilities and infrastructure. Information technology is a critical differentiator in the supply chain management industry, providing the crucial ability to track the locations of large numbers of products along the supply chain. We have developed our proprietary Matrix™ technology platform, which provides best-in-class visibility and execution. Matrix™ automatically shares operating data between our operations, our customers and our service providers in order to facilitate warehouse management, route optimization, freight consolidation, back office functions and other services. We believe our technology platforms enable us to enhance profitability, optimize decision-making, and create more streamlined and cost-effective processes for our customers. The quality of our information technology capabilities has garnered us industry awards for technology innovation and excellence, as well as ISO 20000 and ISO 27001 accreditations.

[1]	Kuehne + Nagel, DSV, UTi Worldwide, Expeditors and Panalpina.

Culture of operational excellence. We believe our culture of operational excellence differentiates us from our industry peers. Exemplified by our credo of “Impeccable Execution,” we strive to deploy our best practices and processes across our global network to ensure our customers consistently receive world-class, high-quality services wherever we serve them. Our key initiatives include our LEAN cost-efficiency practices (with over 11,000 individual operating and cost improvements, or “Kaizen,” implemented in 2011 and over 100 LEAN experts, or “black belts”) and our Zero Defect Start Up program for new contracts (which drives project quality, schedules and budgets, with over 275 successful implementations in 2011). Our initiatives and operations are industry-recognized successes, garnering such accolades as the China Warehousing Service and Management Innovation award in 2011, the Infraero Award for Logistics Efficiency in 2011 in Brazil, and the ICIL Award for Excellence in Logistics in 2010 for our LEAN program. Our culture of operational excellence has helped our customers achieve 23 of the top 25 rankings in Gartner’s league table of the top supply chains in the world.

Long-term blue chip contracts and relationships, founded on deep expertise in select industries. We manage our business to develop expertise in targeted industries, including automotive, technology, consumer & retail, industrial and energy. We work with all of the top fifteen consumer electronics companies in the technology sector, eight of the top ten manufacturers in the automotive sector, six of the top ten retailers, and four of the top five independent off-shore drillers in the energy sector. We have focused our resources on industries where we believe the supply chain is most complex, global in scale and critical to the customer’s core business, which creates opportunities to become an integral part of our customers’ operations. Our sector expertise and resulting operational excellence is consistently recognized by our clients. As a result, we have long-term partnerships with many of our clients, with an average 19-year relationship with our top 20 customers. We have also received numerous awards including Lear’s “Logistics Services Supplier of the Year” (2012; global), Lenovo’s “Global Supplier of the Year” (2011; Asia), Ford’s “World of Excellence Award” (2010; global), Verizon’s “Supplier Recognition Award” (2010; U.S.), and Autodata’s “Best Logistics Provider” for our work with GM (2010; South America).

World-class, experienced and incentivized management team. Our management team has substantial experience and is committed to further enhancing our reputation for excellence in the global supply chain management market. Our management team includes individuals who have held leadership roles at other logistics companies, such as DHL and Exel, as well as leading global corporations such as Dell, Flextronics, IBM, LG, Procter & Gamble, and Whirlpool. Over 260 senior managers have significant equity investments in CEVA, and all members of our management group of over 900 employees have compensation packages tied to key performance metrics, creating an alignment of interests between our employees and shareholders.

Our Growth Strategy

We believe we operate in a “GDP++” growth industry. Our growth is driven by GDP, (i) globalization of international trade, which increases the size and number of shipments and supply chains; plus (ii) increased outsourcing to third-party supply chain managers, which increases the addressable market. For example, from 2004 to 2008, global GDP growth was 4.5% per year, global trade growth was 6.6%, and the outsourced freight forwarding and contract logistics markets grew at 14.9% and 13.1% respectively. With approximately 84% of contract logistics and 50% of freight forwarding still managed in-house globally, we expect these trends to continue as outsourcing allows our customers to reduce costs, leverage the scale, experience and systems of service providers, and focus on their core business. The outsourced freight forwarding and contract logistics markets are expected to grow at CAGRs of 8.9% and 9.8% respectively from 2010 to 2014, according to data reported by TI. Our strategy to continue to gain market share and achieve above-market growth is based on the following guiding principles:

Expand our leading positions in high-growth geographies and industries. We believe we are positioned to consistently exceed market growth rates as a result of our focus on attractive industries and high growth geographies. Our revenues from high-growth geographies, which we consider to be Asia Pacific (excluding Japan), Latin America,

Eastern Europe, the Middle East and Africa, grew from 32% of total revenues in 2008 to 40% in 2011. According to data reported by TI, these high-growth geographies have a projected industry revenue CAGR of 14.0% from 2010 to 2014, versus 6.6% for the rest of the world, and we expect our local expertise and focus on these geographies to enable us to take advantage of this considerable growth.

In addition, we have specifically targeted our operations toward industries that we believe will benefit from global trends, such as accelerated consumer spending in high-growth geographies and the continuing globalization of manufacturing and distribution. We expect that the logistics requirements of the core industries we serve, including automotive, technology, consumer & retail, industrial and energy, will grow significantly in the coming years in our target geographies as a result of these trends.

Increase share of our existing customers’ logistics spend. Our customers include blue chip international companies and emerging local companies that are gaining share in their respective markets. As these customers continue to grow and their supply chains increase in size and complexity, we are focused on expanding the range of services that they rely on us to provide and increasing our share of their overall freight forwarding and contract logistics spend. One way we do this is through our Century Program, which we introduced in 2008 to provide global account management for approximately 100 of our existing customers who we believe present our largest growth opportunities. In 2011, we grew revenues from Century Accounts by 7.5%, compared to 4.4% for our other accounts, driven by increasing our share of their logistics spend and cross-selling our range of services. A key part of this strategy is growing with existing customers in new geographies, which we are well positioned to do given our global footprint. Examples of recent new business wins with existing customers in new geographies include contracts with Samsung in Italy and Korea, Kone in China, General Motors in Brazil, and Johnson & Johnson in the Czech Republic.

Win new outsourcings and capture attractive new clients. With approximately 84% of contract logistics and approximately half of freight forwarding still managed in-house globally, there is a significant opportunity to grow our revenues by capturing new outsourcings. Opportunities to increase market penetration exist not just in emerging markets like China (where 97% of contract logistics is still in-house, according to TI), but also in developed markets like the U.S. (79% still in-house) and Germany (66% still in-house), as these markets trend toward market leaders in outsourcing such as the U.K. (51% still in-house). Examples of our recent wins of newly outsourced business include Maruti-Suzuki in India, JVC in Belgium, and Migros in Turkey. Additionally, we believe we will continue to capture market share from competitors given our global capabilities and the quality of our service.

Continually develop and expand our service offering. We continually seek to strengthen our service offering by enhancing our existing services, developing new products and creating integrated end-to-end solutions for our customers. One approach is industry-focused innovation. For example, building on our experience and success in the energy sector we developed an “Energy Hub” solution to drive continued growth in the sector. This solution, which is part of a set of proven, replicable and integrated logistics services for global organizations, has contributed to high growth in our Energy sector revenues, which have increased by over 100% from $292 million in 2008 to $620 million in 2011.

Another approach involves enhancing our product range with new complementary service offerings and expanding our existing capabilities. Examples include adding charter and courier capabilities to our freight forwarding offering, as well as investing significantly in our sales force, solutions and systems in order to accelerate growth in our ocean freight forwarding business. In 2008, we recruited an industry leading team of end-to-end ocean specialists from our competitors. Subsequently, our total ocean freight forwarding volume CAGR from 2009 to 2011 exceeded the market rate by over 1,100 basis points, based on data from Drewry, an international shipping consulting firm. Given our competitive strengths and our growth trajectory, our ambition is to become one of the top five ocean freight forwarders in the world in the medium term.

Leverage our investments in systems and processes. We continually work to make our operations more cost efficient and effective in order to improve our profitability and drive above-market earnings growth. For example, we are currently in the process of completing two projects to upgrade our systems and processes: (i) Program UNO, the streamlining of our Freight Management systems, which is expected to enable a productivity improvement equivalent to approximately 600 full-time equivalent employees (“FTEs”) and (ii) Project ACE, the outsourcing and optimization of our financial processes, which enables the off-shoring of approximately 450 FTEs. Upon completion of the programs, UNO is expected to generate cost savings through a combination of station consolidations, costing and billing automation, processes standardization and tenders and onboarding improvements, and has already facilitated the closure of 17 sites. ACE is expected to generate cost savings through a combination of headcount reduction, off-shoring of labor, collections and procurement and audit and other savings, and has already resulted in the off-shoring of over 385 FTEs. We have invested over $95 million in these projects as of December 31, 2011, and both are far advanced, with eight of the ten core components of UNO deployed already and ACE over 80% complete. In addition, we expect to achieve further cost efficiencies through a large number of smaller existing projects, as well as our continuous LEAN cost savings practices (which achieved over 11,000 documented operating and cost improvements in 2011).

Pursue selective acquisitions. We make our business decisions with the goal of maximizing returns on our investments. We seek to identify bolt-on acquisitions that will be highly synergistic and strengthen our position in promising geographies or industries. Our most recent acquisitions include the pharmaceutical logistics firm DIMAF in 2010 and the Turkish logistics company Varan Kargo in 2008, both of which were successfully integrated in less than twelve months and have benefited from synergies and significant improvements in profitability post-acquisition. We will continue to evaluate opportunities that we believe are value-accretive, further our strategic objectives and have appropriate risk-return profiles.

Reduction of Our Outstanding Indebtedness

We have substantially reduced our outstanding indebtedness and net financial expense as a result of the February Refinancing, and will further reduce our indebtedness with repayments from the proceeds of this offering. In connection with the completion of this offering, a total of $         million will be used to repay or otherwise extinguish our remaining outstanding indebtedness, including payment of accrued interest thereon and any applicable call premiums. See “Use of Proceeds” and “Expenses of the Offering.”

Corporate History and Information

CEVA Logistics Inc. (currently known as CEVA Investments Limited) was incorporated as a Cayman Islands exempted company with limited liability on August 15, 2006. CEVA was established through the acquisition of the contract logistics business of TNT N.V. on November 4, 2006, and the U.S.-based freight forwarder EGL, Inc., which we acquired on August 2, 2007, thereby creating the world’s fourth largest supply chain management business, and the second largest supply chain management company with a non-asset based business model.

Our principal shareholders are investment funds affiliated with or managed by affiliates of Apollo Global Management, LLC, which is a leading global alternative investment manager. As used in this prospectus, the term “Apollo” means investment funds affiliated with, or co-investment vehicles managed indirectly by, Apollo Global Management, LLC.

The principal executive offices of CEVA Logistics Inc. are located at CEVA House, Excelsior Road, Ashby de la Zouch, Leicestershire, LE65 9BA, U.K., and our telephone number is +44 (0)1530 568500. Our U.S. headquarters are located at 15350 Vickery Drive, Houston, Texas 77032, and the telephone number is (281) 618-3100.

We also maintain an internet site at http://www.cevalogistics.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

Certain Litigation Matters

We currently are and have been subject to various investigations for possible price-fixing and other improper collusive activity in the United States, the European Union, Brazil, and Italy. These investigations are currently at various stages of progression. For additional information, see “Business—Litigation and Legal Proceedings.”

Risk Factors

Investing in our ordinary shares involves substantial risk. The risks described under the heading “Risk Factors” immediately following this summary may cause us not to realize the full benefits of our strengths or may cause us to be unable to successfully execute all or part of our strategy. Some of the more significant challenges and risks include the following:

•	the impact of economic conditions on the supply chain management industry;

•	increased costs or decreased availability of third-party providers of transportation services;

•	our ability to reduce costs in the event of future economic downturns or other economic changes;

•	liabilities in connection with our multi-year contracts; and

•

the risks that regulation and litigation pose to our business, including the investigations by governmental authorities into possible price-fixing and other improper collusive activity, as described in “Business—Litigation and Legal Proceedings.”

You should carefully consider all of the information included in this prospectus, including matters set forth under the headings “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” before deciding to invest in our ordinary shares.

THE OFFERING

Issuer	CEVA Logistics Inc.

Ordinary shares offered by us	We are offering ordinary shares.

Offering price range	Between $ and $ per ordinary share.

Voting rights	Our ordinary shares have one vote per share.

Over-allotment option	Up to an additional ordinary shares at the public offering price, less the underwriting discount, within 30 days to cover over-allotments, if any.

Use of proceeds	We estimate that the net proceeds to us from the offering will be approximately $ million, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us.

In connection with the completion of this offering, a total of $ million will be used to repay or otherwise extinguish our outstanding indebtedness, including payment of accrued interest thereon and any applicable call premiums. See “Use of Proceeds” and “Expenses of the Offering.”

Class B Exchange	All of the issued and outstanding Class B ordinary shares of the Company (“Class B Shares”)—consisting of a total of 4,416,565 Class B Shares—are currently held by entities affiliated with Apollo and will be exchanged for ordinary shares in conjunction with the consummation of the offering. See “Class B Exchange.”

Number of ordinary shares outstanding before and after the Stock Split, the Class B Exchange and the offering	As of the date of this prospectus, of our ordinary shares are outstanding.

Immediately after the Stock Split, the Class B Exchange, and the offering, we will have ordinary shares outstanding.(1) See “Use of Proceeds,” and “Class B Exchange.”

Dividend policy	We do not currently anticipate paying any dividends on our ordinary shares in the foreseeable future. See “Dividend Policy.”

Lock-up agreements	We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital, or

securities convertible into or exchangeable or exercisable for any shares of our share capital, during the     -day period following the date of this prospectus. Apollo and certain of our directors, executive officers and other employees have agreed to substantially similar lock-up provisions, subject to certain exceptions.

Listing	We intend to apply to list our ordinary shares on the New York Stock Exchange, or NYSE, under the symbol “CEVL.”

Risk factors	See “Risk Factors” and the other information included in this prospectus for a discussion of factors you should consider before deciding to invest in our ordinary shares.

(1)	Unless otherwise indicated, all references in this prospectus to the number and percentages of shares outstanding following the Class B Exchange and this offering:

•	assume an offering price of $ per ordinary share, which is the midpoint of the range set forth on the cover of this prospectus;

•	assume our issuance of ordinary shares in the Class B Exchange and ordinary shares in this offering;

•	reflect a -for-1 stock split, which we refer to as the “Stock Split,” that will be effective prior to the closing of this offering; and

•

exclude the shares that may be issued to certain of our directors, executive officers and other employees upon the exercise of stock options issued under the terms of our Long-Term Incentive Plan following the completion of this offering. See “Management—CEVA Logistics Inc. 2006 Long-Term Incentive Plan.”

Summary Consolidated Historical Financial Data

The following tables set forth our summary consolidated historical financial data. The summary consolidated financial data as of and for the three years ended December 31, 2009, 2010 and 2011 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The financial data as of and for the years ended December 31, 2007 and 2008, which has been prepared in accordance with IFRS as adopted by the IASB, is derived from our unaudited accounting records and is not included in the audited consolidated financial statements that are included elsewhere in this prospectus. The financial data for the year ended December 31, 2007 includes results of EGL, Inc. from August 2, 2007.

You should regard the summary financial information below only as an introduction and should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the notes to those financial statements, which appear elsewhere in this prospectus.

	As of and for the year ended December 31,
	(in $ millions, except per share data and ratios)

	2007	2008	2009	2010	2011
Statement of operations data:
Revenue	6,559	9,308	7,673	9,063	9,600
Operating expenses (excluding depreciation, amortization and impairment)	(6,197)	(8,908)	(7,452)	(8,775)	(9,263)
Depreciation	(99)	(114)	(112)	(113)	(110)
Amortization and impairments	(314)	(128)	(163)	(128)	(126)
Operating income/(loss)	(51)	158	(54)	47	101

Loss for the period	(310)	(254)	(201)	(383)	(358)
Earnings per share for the period/year:
Basic and diluted	(83)	(61)	(50)	(97)	(90)

Balance sheet data:
Total assets	6,247	5,440	5,613	5,318	5,031
Total non-current liabilities	4,384	4,403	4,507	4,481	4,554

Other financial data (unaudited):
Adjusted EBITDA(1)	413	476	328	385	446
Adjusted EBITDA before management fees(1)(2)	417	483	336	392	454
Net working capital(3)	231	124	(41)	(23)	(85)
Net working capital % of revenue(4)	3.5%	1.3%	(0.5)%	(0.3)%	(0.9)%
Return on capital employed(5)	n/a	34%	25%	35%	47%

(1)

Adjusted EBITDA is defined as profit for the period from continuing operations before results from associates, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude specific items. These specific items are considered to be exceptional by virtue of their size, nature or incidence. Our management assesses our operational and financial performance through the analysis of Adjusted EBITDA. Adjusted EBITDA is not a measure defined by IFRS and should not be considered as a substitute for profit or loss for the year or period, operating profit or any other performance measures derived in accordance with IFRS, or as a substitute for cash flow from operating activities as a measure of our liquidity. Because not all companies calculate Adjusted EBITDA identically, this presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We believe Adjusted EBITDA is useful to investors as it excludes items which do not impact day-to-day operations and which management in many cases does not directly control or influence. These financial performance measures are frequently used by investors, securities analysts and other interested parties in their evaluation of us and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, as defined below, is also used in the calculation of Covenant EBITDA, which is a key component of the measures used by banks under the senior secured credit facilities to evaluate compliance with our debt covenants. See “Description of Certain Indebtedness—Senior Secured Facilities—Certain Covenants and Events of Default.” The following table reconciles Adjusted EBITDA presented herein to our profit or losses from continuing operations:

	Year ended December 31,
	(in $ millions)

	2007	2008	2009	2010	2011
Loss for the period	(310)	(254)	(201)	(383)	(358)
Income taxes	38	(19)	51	20	36
Profit (after tax) from investments in associates	(4)	—	—	—	—
Net financial expense (including foreign exchange movements)	225	431	96	410	423
Depreciation	99	114	112	113	110
Amortization and impairments	314	128	163	128	126
EGL retention payments(a)	—	7	—	—	—
Antitrust investigation(b)	10	25	13	17	17
Contract Logistics rebranding and separation costs(c)	33	9	—	—	—
Freight Management rebranding and integration costs(d)	10	20	—	—	—
Expenditures for ACE and UNO cost reduction programs(e)	—	—	2	35	60
Expenditures for other cost reduction programs(f)	—	—	14	6	2
Redundancy and restructuring costs(g)	7	6	46	27	19
Other items(h)	(9)	9	32	12	11

Adjusted EBITDA	413	476	328	385	446

Management, consulting, advisory and other fees to Apollo(i)	4	7	8	7	8

Adjusted EBITDA before management fees	417	483	336	392	454

a.	Represents exceptional retention payments made to key personnel in connection with the acquisition of EGL, Inc. in 2007.
b.	Represents expenses incurred in connection with the antitrust investigations.
c.	Represents expenses incurred in connection with rebranding CEVA after the acquisition of the business previously owned by TNT N.V. and establishment of IT infrastructure.
d.	Represents expenses incurred in relation to rebranding the livery of EGL to the global CEVA brand.
e.	Represents expenses incurred in relation to the outsourcing and optimization of our financial processes (Project ACE) and the streamlining of our Freight Management systems (Program UNO).
f.	Represents expenses incurred in relation to other cost reduction programs.
g.	Redundancy and restructuring costs including severance payments for redundancy programs, costs relating to shipping station consolidations and reorganizations, and costs incurred in the integration of country freight management and contract logistics operations.
h.	Other significant exceptional items include amounts related to impairments of prior period trade and other receivables, dispute settlements, lease restructuring, gains recognized on disposal of a business, pension charges, income arising from curtailments of pension plans and costs to settle certain employee related claims.
i.	Represents fees and expenses payable to Apollo pursuant to a management agreement for the provision of management, consulting, advisory and other services. The annual fee is equal to the greater of €3 million and 1.5% of Adjusted EBITDA before such fees. See “Certain Relationships and Related Party Transactions—Management Agreement with Apollo.”

(2)	Adjusted EBITDA before management fees is defined as Adjusted EBITDA adjusted to exclude management, consulting, advisory and other fees to Apollo. We believe this adjustment is useful to investors as the management agreement with Apollo, pursuant to which these fees were paid, is being terminated in connection with this offering.
(3)	Calculated as trade and other receivables (net of provision for impairment), inventories, prepayments, accrued income and income tax receivable less trade and other payables, provisions and income tax payables.
(4)	Calculated as net working capital at the end of the period divided by revenue for the prior twelve months.
(5)	Represents the ratio of Adjusted EBITA before management fees, which is calculated as Adjusted EBITDA before management fees but including depreciation expense, generated in the prior twelve month period to the sum of (i) the average total assets balance, (ii) less the average current liabilities balance (excluding current borrowings), and (iii) less the average intangible assets balance. The average balances are calculated using the balance as at the start and end of each three month period over the prior twelve month period. We do not provide this metric for the year ended December 31, 2007 because of the lack of comparability due to the acquisition of EGL, Inc. during that year.

RISK FACTORS

You should carefully consider the following risk factors and all other information contained in this prospectus, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements and the related notes, before investing in our ordinary shares. If any of the following risks materialize, our business, results of operations and financial condition could be materially and adversely affected. In that case, the trading price of our ordinary shares could decline, and you may lose some or all of your investment.

This prospectus also contains forward-looking statements that involve risks and uncertainties. See “Cautionary Statement Regarding Forward-Looking Statements.” Our actual results could differ materially and adversely from those anticipated in these forward-looking statements.

Risks Related to Our Business

The supply chain management industry may be materially adversely affected by negative changes in economic conditions.

The supply chain management business is susceptible to trends in economic activity, including but not limited to industrial production, consumer spending and retail activity, and an economic crisis or slowdown may negatively affect our business in a number of ways. In particular, our results of operations and financial condition are directly tied to the purchase and production of goods across the global economy. The primary activity of our freight forwarding business is to transport goods, and our contract logistics business is an integral part of the production, storage and distribution of goods in many different industries. Changes in economic conditions, including the recent Eurozone issues, could materially adversely impact our customers, which could in turn impact their demand for our services and the terms on which we provide other services to our customers. We derived 13% of our revenues for the year ended December 31, 2011 from countries in South Europe, including Italy, Spain, Portugal and a de minimis amount in Greece.

Increased costs or decreased availability of third-party providers of certain transportation services could increase our operating expenses, reduce our net income and have a material adverse effect on our financial condition.

We do not in general maintain our own transportation networks. Instead, we rely on third-party transportation service providers for most of our contract logistics transport services and substantially all of our freight forwarding services. Our ability to serve some of our customers depends on the availability of air and sea cargo space, including space on passenger and cargo airlines and ocean carriers that service the transportation lanes our customers use. We cannot assure you that we will be able to obtain access to preferred third-party networks at attractive rates or that these networks will have adequate available capacity to meet our needs. In addition, although we seek to pass through third-party transportation rate increases to our customers, in certain instances, we may not be able to raise prices in sufficient amounts or on a sufficiently rapid basis, which could materially adversely affect our profitability and results of operations.

Despite the large variable cost component of our business model, we may not be able to reduce our costs as much or as quickly as we would like, including in the event of future economic downturns or other changes in economic conditions.

In response to the economic downturn which took place over the last five years, we executed a number of initiatives to reduce our costs. In the event of another economic downturn, we may need to implement further cost reduction initiatives to adjust our cost base if revenues decline, but such initiatives may not achieve the cost savings necessary to offset the potential decline of our revenues. In addition, regardless of prevailing economic conditions, we consistently target incremental cost savings as part of our operational improvements. We may not achieve these targeted cost savings in the amounts or in the time frames expected or at all.

We have multi-year contracts that may require us to bear the risk of increases in our operating costs or to bear certain fixed costs in the event our customers terminate their contracts prior to anticipated expiration dates.

We enter into multi-year contracts with many of our customers. We also enter into contracts with third parties who provide services or property to us in connection with our provision of services under our customer contracts. These supplier contracts may provide for fixed pricing and other terms which we negotiate based on our assumptions regarding our customers’ scope of services and volumes, the operational efficiencies and productivity improvements we expect to achieve and other estimates. These assumptions and estimates may prove to be inaccurate as a result of changes to economic conditions, reductions in volume or termination of customers’ activities with us and other developments, and as a result, our operating margins under these customer contracts may be materially adversely affected.

In addition, although we seek to retain flexibility in our contractual arrangements with our customers to adjust pricing terms or terminate contracts which become economically onerous, we sometimes bear a portion of cost increases over the short term. For example, our suppliers pass on increases in fuel prices to us and we generally pass these price increases on to our customers through a surcharge, but in some cases we may not be able to transfer these increases to our customers on a sufficiently rapid basis. Furthermore, our business may be materially adversely affected by macroeconomic risks such as inflation, wage increases and currency exchange rates, due to a limited sharing of such risks in certain of our contracts.

Although we seek to structure our arrangements with third parties on a back-to-back basis with the related customer arrangements—for example, by entering into lease agreements with durations and termination rights that are coterminous with the duration of the customer contracts that the leased property is used to service—or otherwise seek to require our customers to assume these costs and commitments if they prematurely terminate their contracts with us, certain arrangements require us to make investments in property, plant, and equipment and expand our personnel and management, and there may be instances where we are not able to offset or transfer such costs to our customers. For example, many of our contracts are terminable by our customers with limited advance notice periods, and as a result we may have fixed costs and excess capacity that could materially adversely affect our business, results of operations and financial condition.

We have a history of losses, and we may not be profitable in the future.

Due in part to our higher levels of indebtedness prior to the February Refinancing (see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing”) and completion of this offering, we have had a history of losses. For the years ended December 31, 2009, 2010 and 2011, we had losses of $201 million, $383 million, and $358 million, respectively. Although we have reduced our outstanding indebtedness through the February Refinancings, and will further reduce our outstanding indebtedness using the proceeds of this offering, which has, and we anticipate will continue to, decrease our interest payments and improve our financial results, we cannot assure you that we will not continue to report losses in future periods. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Use of Proceeds.”

The trend toward outsourcing of supply chain management activities, either globally or within specific industries, may change, thereby reducing demand for our services.

Our growth strategy is partially based on the assumption that the trend toward outsourcing of supply chain management services will continue. Third-party service providers like CEVA are generally able to provide such services more efficiently than otherwise could be provided “in-house,” primarily as a result of our expertise, technology and lower and more flexible employee cost structure. However, many factors could cause a reversal in the trend. For example, our customers may see risks in relying on third-party service providers, or they may begin to define these activities as within their own core competencies and decide to perform supply chain operations themselves. If our customers are able to improve the cost structure of their in-house supply chain activities, including in particular their labor-related costs, we may not be able to provide our customers with an attractive alternative for their supply chain needs. If our customers in-source significant aspects of their supply chain operations, or if potential new customers decide to continue to perform their own supply chain activities, our business, results of operations and financial condition may be materially adversely affected.

Competition and consolidation in the freight forwarding and contract logistics industries may materially adversely affect our business.

The freight forwarding and contract logistics industries in which we operate are highly competitive, and we expect them to remain so in the foreseeable future. If we do not have sufficient market presence or are unable to differentiate ourselves from our competitors, we may not be able to compete successfully against other companies. The competition we face may also increase as a result of consolidation within the contract logistics and freight forwarding industries. If as a result of consolidation, our competitors are able to obtain more favorable terms from suppliers, offer more comprehensive services to customers, or otherwise take actions that could increase their competitive strengths, our competitive position and therefore our business, results of operations and financial condition may be materially adversely affected.

Our substantial indebtedness could materially adversely affect our ability to invest in or fund our operations, limit our ability to react to changes in the economy or our industry or force us to take alternative measures.

Although we have reduced our indebtedness through the February Refinancing and intend to use the proceeds we receive from the offering, net of underwriting discounts and other fees and expenses payable by us, to further repay or otherwise extinguish a portion of our outstanding indebtedness, as a result of which our outstanding total indebtedness as of December 31, 2011 would have been $         million after taking these reductions into account (based on an offering price of $         per share), the terms of our existing indebtedness allow us to incur substantial additional indebtedness in the future. See “Use of Proceeds” and “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing.”

Our substantial indebtedness impacts our flexibility in operating our business and could have important consequences for our business and operations, including the following: (1) it may limit our flexibility in planning for, or reacting to, changes in our operations or business or developments in market conditions; (2) it may make us more vulnerable to downturns in our business or the economy; (3) a substantial portion of our cash flows from operations will be dedicated to the repayment of our indebtedness and will not be available for other purposes; (4) it may restrict us from making strategic acquisitions, introducing new technologies, or exploiting business opportunities; and (5) it may materially adversely affect the terms under which suppliers provide goods and services to us.

If we are unable to meet our expenses and debt service obligations, we may be forced to reduce or delay business activities and capital expenditures, sell assets, obtain additional debt or equity capital, restructure or refinance all or a portion of our debt before maturity or take other measures. Such measures may adversely affect our business. For example, any refinancing of our debt could be at higher interest rates or may require us to comply with more onerous covenants, which could further restrict our operations, and any disposition of assets may not be sufficient to meet our debt service and other obligations. If these alternative measures are unsuccessful, we could default on our obligations, which would result in the acceleration of our outstanding debt obligations and could have a material adverse effect on our business, results of operations and financial condition.

The terms of our indebtedness contain covenants that restrict our current and future operations, and a failure by us to comply with those covenants may materially adversely affect our business, results of operations and financial condition.

Our indebtedness contains, and any future indebtedness we may incur would likely contain, a number of restrictive covenants that will impose significant operating and financial restrictions on us, including restrictions on our ability to, among other things: (1) incur or guarantee additional debt; (2) pay dividends and make other restricted payments; (3) create or incur certain liens; (4) make certain investments; (5) engage in sales of assets and subsidiary stock; (6) enter into transactions with affiliates; and (7) transfer all or substantially all of our assets or enter into merger or consolidation transactions. In addition, our senior secured credit facilities require us to maintain a net secured first lien debt ratio of no more than 4.0 to 1.0. As a result of these covenants, we may be limited in the manner in which we conduct our business, and we may be unable to engage in favorable business activities or finance future operations or capital needs.

A failure to comply with our debt covenants could result in an event of default that, if not cured or waived, could have a material adverse effect on our business, results of operations and financial condition. If we default under our indebtedness, our lenders may not be required to lend additional amounts to us and could in certain circumstances elect to declare all outstanding borrowings, together with accrued and unpaid interest and fees, to be due and payable, or take other remedial actions, which could result in an event of default under our other indebtedness. Our existing indebtedness also contains cross-acceleration provisions, which means that if creditors rightfully declare certain borrowings to be due and payable due to a default, it could give creditors under our other indebtedness the right to do the same. If our indebtedness were to be accelerated, we cannot assure you that our assets would be sufficient to repay such indebtedness in full and our lenders could foreclose on our pledged assets. See “Description of Certain Indebtedness.”

A failure to maintain and continuously improve our information technology and operational systems to support the anticipated growth and improvements in our operations could have a material adverse effect on our business and operations.

To manage our growth and improve our performance, we must maintain and continuously improve our operational systems and processes. We are currently completing two projects to update our operations: (1) the outsourcing of our financial processes and (2) the streamlining of our Freight Management systems. We cannot assure you that we will be able to develop and implement, on a timely basis, projects, systems, procedures and controls required to support the growth and development of our operations. If we are unable to manage our growth and improve our performance, our business, results of operations and financial condition may be materially adversely affected.

In addition, we expect our customers will continue to demand more sophisticated and fully integrated information technology systems compatible with their own information technology environment. Our information systems must frequently interact with those of our customers and service providers and must function across multiple territories. Our future success will depend on our ability to employ software that meets industry standards and customer demands across multiple territories, and to continue to upgrade and develop our software to ensure it remains state of the art. The failure of the hardware or software that supports our information technology systems or the loss of data in the systems, or the inability to access or interact with our customers electronically, could significantly disrupt customer workflows and cause economic losses for which we could be held liable and that would damage our reputation. If we fail to meet the demands of our customers or protect against disruptions of our own and our customers’ operations, we may lose customers, which could materially adversely affect our business, results of operations and financial condition.

If we do not adequately maintain and evolve our financial reporting and internal controls, we may be unable to accurately report our financial results or prevent fraud.

We expect that we will need to continue to improve existing, and implement new, financial reporting and management systems, procedures and controls to manage our business effectively and support our growth in the future. Any delay in the implementation of, or disruption in the transition to, new or enhanced systems, procedures and controls could harm our ability to accurately forecast sales demand and record and report financial and management information on a timely and accurate basis.

Moreover, to comply with our obligations as a public company under Section 404 of the Sarbanes-Oxley Act of 2002, we must enhance and maintain our internal controls. Effective internal controls are necessary for us to provide reliable financial reports and prevent fraud. We are in the process of refining and enhancing our internal controls to satisfy the requirements of Section 404, which requires annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent auditors addressing these assessments starting with our annual report for the year ending December 31, 2013. We are working to establish internal controls that will facilitate compliance with these requirements, and we may accordingly experience higher than anticipated operating expenses, as well as increased independent auditor fees as we continue our compliance efforts.

If we fail to comply with the requirements of Section 404 in a timely manner, we might be subject to sanctions or investigations by regulatory authorities such as the SEC. If we do not adequately implement improvements to our disclosure controls and procedures or to our internal controls in a timely manner, our independent registered public accounting firm may not be able to certify as to the effectiveness of our internal control over financial reporting pursuant to an audit of our internal control over financial reporting. This may subject us to adverse regulatory consequences or a loss of confidence in the reliability of our financial statements. We could also suffer a loss of confidence in the reliability of our financial statements if our independent registered public accounting firm reports a material weakness in our internal controls, if we do not develop and maintain effective controls and procedures or if we are otherwise unable to deliver timely and reliable financial information. Any loss of confidence in the reliability of our financial statements or other negative reaction to our failure to develop timely or adequate disclosure controls and procedures or internal controls could result in a decline in the trading price of our ordinary shares. In addition, if we fail to remedy any material weakness, our financial statements may be inaccurate, we may face restricted access to the capital markets and the price of our ordinary shares may be materially adversely affected.

We have certain customers and operate in certain industries that represent a considerable portion of our revenues.

Although we have a relatively diversified customer base, with our top 20 customers representing approximately 32% of our revenues in 2011 and no customer representing more than 5%, we do have some customers that represent a considerable portion of our revenues. If a major customer decides to terminate or not renew existing contracts or arrangements, decides to reduce the services we provide to them, seeks to renegotiate the terms of our contracts in ways that are adverse to us or becomes bankrupt, insolvent or otherwise unable to pay for our services, this could have a material adverse effect on our business, results of operations and financial condition.

In addition, our services focus on specific industry sectors, and we are therefore directly impacted by market developments and economic conditions in these sectors. Our single largest sector is automotive, which accounted for approximately 28% of our revenues for the year ended December 31, 2011. Other sectors to which we have substantial exposure include technology, consumer & retail, industrial and energy. Future downturns in any of these sectors, or any other sector that we serve—including plant closings, bankruptcies and consolidations—could materially harm our business, results of operations and financial condition.

We may be unable to successfully pursue attractive acquisition opportunities, or we may acquire businesses in the future that are difficult to integrate, disruptive to our existing businesses or are based on valuation determinations and projections that prove to be inaccurate.

We may be unable to successfully pursue acquisition opportunities if we have insufficient funds or limited financing options, or if we face competition from companies who have greater financial and other resources than us. In addition, acquisition opportunities that we may pursue in the future could subject us to various risks, including (1) difficulties in integrating the acquired business with our existing operations; (2) disruptions to our existing businesses and diversion of management’s attention or other resources; (3) failure of the acquired business to achieve anticipated financial results; and (4) unanticipated liabilities of the acquired business. If these factors limit our ability to execute desirable acquisition transactions or subsequently integrate the acquired operations successfully or on a timely basis, our business, results of operations and financial condition may be materially adversely affected.

We are dependent on key members of our leadership team and other qualified personnel, and an inability to attract and retain qualified employees could materially adversely affect us.

Our ability to operate our business and implement our strategies depends, in part, on the efforts of key members of our leadership team and other qualified personnel, and our future success will depend on, among other factors, our ability to attract and retain qualified management, sales representatives, agents, carrier representatives and other qualified personnel. The loss of the services of our key employees or the failure to retain and attract other qualified personnel could have a material adverse effect on our business, results of operations and financial condition. Moreover, the market for qualified individuals may be highly competitive and we may not be able to attract and retain qualified personnel to replace or succeed members of our senior management or other key employees, should the need arise.

We may be required to expend significant time and expense in dealing with our employees, some of whom are subject to stringent local employment laws that are onerous to employers, including with respect to labor and employment litigation.

Some of our employees reside in countries with stringent labor and employment laws that provide significant bargaining or other rights which can be onerous to employers. Compliance with these laws may limit our flexibility in and increase the cost of managing our relations with our employees. For example, many of our employees in Europe are represented by works councils, which have certain rights to approve changes in conditions of employment, including restructuring initiatives and changes in salaries and benefits. While we believe we maintain good relationships with our employees and their representatives, a significant dispute could disrupt our operations, divert management’s attention and otherwise hinder our ability to conduct our business or to achieve planned cost savings.

Furthermore, as part of our business development, we may take assignment of employment arrangements from our customers or build up long-term employment records with our employees, which may cause us, in some territories, to assume by operation of law certain rights and obligations relating to such employees. Unanticipated liabilities or extended commitments from such arrangements could materially adversely affect our business, results of operations and financial condition.

Additionally, we have been and currently are subject to numerous proceedings and disputes which allege various causes of action and raise legal challenges to our labor and employment practices, particularly in Brazil and Italy, which have litigious and unpredictable legal environments with respect to employment. These proceedings in Brazil and Italy include individual claims and lawsuits, disputes with unions and governmental or quasi-governmental investigations of our labor practices and in Brazil supervision of our labor practices. Any failure in our ability to manage employment litigation and related regulatory risks in Brazil, Italy or any of the other jurisdictions in which we operate could have a material adverse effect on our business, results of operations and financial condition.

If we fail to extend or renegotiate our collective bargaining agreements with our labor unions as they expire from time to time, or if our employees were to engage in a strike or other work stoppage, our business and operating results could be materially adversely affected.

As of December 31, 2011, approximately half of our employees were unionized or represented by works councils that have collective bargaining agreements. We cannot assure you that we will be able to successfully extend or renegotiate our collective bargaining agreements as they expire from time to time. If we fail to extend or renegotiate our collective bargaining agreements or are only able to renegotiate them on terms that are less favorable to us, or if disputes with our unions arise or our unionized workers engage in a strike or other work stoppage, we could incur higher labor costs or experience a significant disruption of operations, which could have a material adverse effect on our business, results of operations and financial condition.

Our business is subject to various laws and regulations around the world; failure to comply with these provisions, as well as any adverse changes in applicable laws and regulations, may restrict or prevent us from doing business in certain countries or jurisdictions, require us to incur additional costs in operating our business or otherwise materially adversely affect our business.

The supply chain management services we provide are regulated by various governmental authorities around the world. A failure to comply with applicable laws and regulations and maintain appropriate authorizations could result in substantial fines, operational restrictions or possible revocations of authority to conduct operations, which could have a material adverse impact on our business, results of operations and financial condition. Future regulations or changes in existing regulations, or in the interpretation or enforcement of regulations, could require us or our customers to incur additional capital or operating expenses or modify business operations to achieve or maintain compliance. For example, the global responses to terrorist threats have resulted in a proliferation of cargo security regulations which have created a marked difference in the security arrangements required to move shipments around the globe, and we expect regulations to become more stringent in the future.

In addition, due to the cross-border nature of our activities and the large number of countries in which we operate, we must continually monitor our compliance with anti-corruption laws (including the U.S. Foreign Corrupt Practices Act and the U.K. Bribery Act), trade control and sanctions laws and regulations, and antitrust and competition laws. Recent years have seen a substantial increase in global enforcement of these laws, with more frequent voluntary self disclosures by companies, industry-wide investigations and criminal and civil enforcement proceedings by U.S. and other government agencies resulting in substantial fines and penalties. We may be subject to criminal and civil penalties and other remedial measures as a result of any violation of such laws and regulations, which could have a material adverse effect on our business, results of operations and financial condition. While we have in place policies and procedures relating to compliance with these laws, there can be no assurance that our internal policies or procedures will work effectively to ensure that we comply with such laws and regulations all of the time or to protect us against liability under such laws and regulations for actions taken by our employees and third-party service providers with respect to our business.

We are subject to investigations into possible price-fixing and other improper collusive activity by various law enforcement authorities, which may form the basis for criminal and/or civil charges and sanctions that could materially adversely affect our business, results of operations and financial condition.

We are or have been subject to, and cooperating with, inquiries and/or investigations by the U.S. Department of Justice (“DOJ”), the European Commission (“EC”) and governmental authorities in certain other jurisdictions regarding possible price fixing and other improper collusive activity. At a hearing held on November 4, 2011, the United States District Court for the District of Columbia approved the previously disclosed plea agreement entered into on September 30, 2010 between the DOJ and EGL, Inc., our wholly-owned subsidiary, resolving the DOJ investigation. Pursuant to the plea agreement approved by the Court, EGL, Inc. pled guilty to two violations of U.S. antitrust laws, agreed to provide ongoing cooperation to the DOJ, paid to the U.S. government a criminal fine of $4.5 million, and for a two-year probationary period must report to the DOJ and the Court annually on its global antitrust and competition law compliance program and periodically in the event of any federal criminal investigation or major administrative proceeding by any U.S. federal department or agency or any major civil litigation in the United States. We previously recorded a provision against our accounts for this fine. In February 2010, we received a statement of objections from the EC concerning our alleged participation in certain price-fixing cartels in the air freight forwarding business in violation of the European Union antitrust rules. We submitted a response, and on March 28, 2012, the EC issued its ruling. The EC ruled that EGL, Inc. and two of its subsidiaries (now known as CEVA Freight (UK) Limited and CEVA Freight Shanghai Limited) had violated European Union competition law by participating in two infringements of competition law in relation to the pricing of two discrete fees. The EC imposed a total fine of approximately €3.0 million (equivalent to $4 million) on EGL, Inc. and its subsidiaries. The decision is subject to appeal. We have cooperated with the EC throughout its investigation and received substantial reductions in its fines as a result. Other jurisdictions in which we are subject to antitrust investigation or inquiry include Brazil and Italy, where we received notice of a fine, and Singapore, where we received a letter of inquiry dated December 14, 2011. In addition, we entered into a settlement agreement in a putative class action lawsuit in the U.S. related to alleged price fixing activities; however, the agreement remains subject to final court approval and other contingencies, such as our rescission rights, and there can be no assurance that it will result in a final resolution of the matter. We have recorded provisions in respect of certain of these matters in our accounts.

Some of these investigations have resulted in, and pending matters could result in, additional impositions of administrative or civil sanctions against us, including fines, penalties, damages and debarment from federal contracting in the U.S. or other sanctions, and could have a material adverse effect on our business, results of operations and financial condition. On February 16, 2012, the United States Air Force placed EGL and other freight forwarders who pled guilty at the same time as EGL on the Excluded Parties List System for U.S. government contracting. On February 24, 2012, however, the Air Force sent formal notice that it terminated the proposed debarrment based on our prior disclosures to and work with the United States Army, such that all CEVA entities are eligible for U.S. government contracting work. Additional information on the antitrust investigations and related class-action litigation and certain other legal risks is disclosed under “Business—Litigation and Legal Proceedings—Surcharge Antitrust Investigation and Litigation.”

If regulatory authorities or courts determine that our owner-operators are employees, our costs related to tax, unemployment compensation and workers’ compensation payments could increase significantly.

Our Freight Management operations in the United States rely primarily on drivers who are independent contractor owner-operators. The owner-operator model is periodically challenged by federal and state governmental and regulatory authorities, including tax authorities, as well as by individual drivers as private plaintiffs, seeking to have drivers reclassified as employees rather than independent contractors. We are currently subject to two putative class actions (one in California and one in New York), as well as a regulatory action arising out of an audit by California’s Employment Development Department, each in connection with the classification of independent contractor owner-operators. See “Business—Litigation and Legal Proceedings—Independent Contractor-Related Proceedings.”

If our independent contractor drivers were to be deemed to be employees, whether due to regulatory or judicial determinations or changes in applicable federal and state laws and regulations, it could, among other things, entitle drivers to reimbursement by us of certain expenses and to the benefit of wage-and-hour laws, subject us to employment and withholding tax and benefit liabilities, significantly increase our unemployment compensation and workers’ compensation payments, and have other substantial negative financial, tax and operational impacts on our business, and would require significant changes to how our Freight Management operations are conducted. As a result, our operating costs could increase significantly and our business, results of operations and financial condition could be materially adversely affected.

We are subject to risks associated with the global scope of our operations.

We have significant operations in multiple jurisdictions throughout the world. Risks inherent in the global scope of our operations include, but are not limited to, changes in local economic conditions, storms, floods, other natural and manmade disasters, riots, fires, sabotage, acts of terrorism, civil commotion or civil unrest, interference by civil or military authorities, expropriation or trade protectionism or other similar government actions and other conflicts or unstable political conditions. Any of these factors could materially adversely affect our business, financial condition and results of operations.

We are subject to currency fluctuation risks relating to the different currencies in which we conduct and report the results of our business.

As a result of our global operations, our business, results of operations and financial condition may be materially adversely affected by fluctuations in currency exchange rates. For example, we are subject to currency risks because our revenues may be generated in different currencies from the currencies in which our related costs are incurred, and because our cash flow may be generated in currencies that do not match our debt service obligations. In addition, our reporting currency is the U.S. dollar, and therefore our reporting results are subject to translational risks relating to currency exchange rate fluctuations. Given the volatility of exchange rates, our failure to effectively hedge or otherwise manage such currency risks effectively may materially adversely affect our financial condition and results of operations.

Changes in our effective income tax rate and results of tax audits could materially adversely impact our results of operations, cash flows and profitability.

As a global company, we generate taxable income in different countries throughout the world, with different effective income tax rates. Our future effective income tax rate will be impacted by a number of factors, including the geographic composition of our worldwide taxable income and our ability to allocate debt effectively. If tax authorities in the jurisdictions in which we operate were to change applicable tax laws or successfully challenge the manner in which our income taxes are currently recognized, our effective income tax rate could increase, which would adversely impact our cash flow and profitability. Furthermore, in many of these jurisdictions, the tax laws are very complex and are open to different interpretations and application. We are regularly under audit by tax authorities within a number of jurisdictions. Although we believe our tax estimates are reasonable, the final determination of tax audits could be materially different from our tax provisions and accruals and negatively impact our financial results.

We are a party to several joint ventures, and our ability to manage and develop the businesses conducted by these joint ventures depends on our relationship with our joint venture partners.

We have entered into joint venture arrangements in multiple jurisdictions, including our Anji-CEVA joint venture in China. Under these arrangements, our joint venture partners have certain rights to exercise control or influence over operations and decision-making. Therefore, our ability to manage and develop these operations may be limited, and we may be unable to prevent actions that we believe are not in our best interests or the best interests of the relevant joint venture. The continued viability of these joint ventures depends on our relationship with, and the cooperation of, our joint venture partners.

We are subject to risks related to legal claims and proceedings filed by or against us, and adverse outcomes in these matters may materially harm our business.

We are subject to various claims, litigation, investigations and other legal proceedings, and we cannot predict with certainty the cost of defense, prosecution or the ultimate outcome of claims filed by or against us. Legal claims and proceedings may relate to labor and employment, commercial arrangements, personal injury and property damage claims (including claims seeking to hold us liable for accidents involving our independent owner-operators), international trade, intellectual property, environmental, health and safety, tariff enforcement, property damage, subrogation claims and various other matters. Adverse outcomes in these matters may materially adversely affect our business, results of operations and financial condition.

We may face significant costs or liabilities associated with environmental, health and safety matters.

We and many of our customers handle hazardous materials in the ordinary course of operations. In connection with these operations, there have been in the past, and may be in the future, spills or releases of hazardous materials into the environment. At sites on which we operate or have previously operated, or where we have disposed or arranged for the disposal of hazardous materials, we could be liable for historical contamination. We have been, and may in the future be, required to participate in the remediation or investigation of, or otherwise bear liability for, such releases and be subject to claims from third parties whose property damage or personal injury is caused by such releases. Furthermore, if we fail to comply with applicable environmental, health and safety laws and regulations, we may face administrative, civil or criminal fines or penalties, including bans on making future shipments in particular geographic areas, and the suspension or revocation of necessary permits, licenses and authorizations, all of which may materially adversely affect our business, results of operations and financial condition.

Current and future environmental, health and safety laws, regulations and permit requirements could require us to make changes to our operations, or incur significant costs relating to compliance. For example, as climate change issues become more prevalent, foreign, federal, state and local governments and our customers have been responding to these issues. National and transnational laws and initiatives to reduce and mitigate the effects of climate change, such as the Kyoto Protocol, could significantly impact transportation modes and the economics of the transportation industry. The increased focus on environmental sustainability may result in new regulations and customer requirements, or changes in current regulations and customer requirements, which could materially adversely affect our business, results of operations and financial condition.

Although we purchase insurance coverage in the ordinary course of our business, it may not address all of our potential exposures or, in the case of substantial losses, may be inadequate.

We purchase insurance coverage to address risks of losses and liability associated with our operations, which primarily relate to equipment and property damage (including damage to goods and property of our customers), bodily injury and workers’ compensation claims. However, our insurance coverage may be inadequate in the case of substantial losses or our insurers may refuse to cover us on specific claims. If we are unable to obtain insurance coverage, whether at an acceptable cost or at all, or if there is an increase in the frequency or amount of claims against us or our liability as a result of these claims, our business, results of operations and financial condition may be materially adversely affected.

Potential future changes in accounting standards may impact reporting of our performance and our financial position.

Future changes in accounting standards or practices, and related legal and regulatory interpretations of those changes, may adversely impact public companies in general, the transportation industry, or our operations specifically. Our consolidated financial statements are prepared in accordance with International Financial Reporting Standards, as promulgated by the International Accounting Standards Board, or IASB. The IASB recently issued a proposal on lease accounting that could significantly change the accounting and reporting for lease arrangements. We often use operating leases to match the terms of customer contracts. The main objective of the proposed standard is to create a new accounting model that would replace the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The proposed new models would result in the elimination of most off-balance sheet lease financing for lessees, such as operating leases, and would apply to the accounting for all leases, with some exceptions. The draft proposals would bifurcate operating lease payments into rental and interest components, which may increase our reported Adjusted EBITDA, and bring future lease obligations and the leased asset onto the consolidated balance sheet, which may increase our reported debt obligations. If adopted, these potential changes in IFRS regarding how we and our customers are required to account for leases could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Ordinary Shares and the Offering

There is no existing market for our ordinary shares, and we do not know whether one will develop to provide you with adequate liquidity.

Prior to this offering, there has not been a public market for our ordinary shares. If an active trading market does not develop, you may have difficulty selling any of our ordinary shares that you buy. We cannot predict the extent to which investor interest in our ordinary shares will lead to the development of an active trading market on the NYSE or otherwise, or how liquid that market might become. The initial public offering price for the ordinary shares will be determined by negotiations between us and the underwriters and may not be indicative of prices that will prevail in the open market following this offering. See “Underwriting.” Consequently, you may not be able to sell our ordinary shares at prices equal to or greater than the price paid by you in this offering.

The market price of our ordinary shares may fluctuate significantly, and you could lose all or part of your investment.

The market price of our ordinary shares may be influenced by many factors, some of which are beyond our control and could result in significant fluctuations, including: (1) the failure of financial analysts to cover our ordinary shares after this offering, changes in financial estimates by analysts or any failure by us to meet or exceed any of these estimates; (2) actual or anticipated variations in our operating results; (3) announcements by us or our competitors of significant contracts or acquisitions; (4) the recruitment or departure of key personnel; (5) regulatory and litigation developments; (6) developments in our industry; (7) future sales of our ordinary shares; and (8) investor perceptions of us and the industries in which we operate.

In addition, the stock market in general has experienced substantial price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of particular companies affected. These broad market and industry factors may materially harm the market price of our ordinary shares, regardless of our operating performance. In the past, following periods of volatility in the market price of certain companies’ securities, securities class action litigation has been instituted against these companies. If any such litigation is instituted against us, it could materially adversely affect our business, results of operations and financial condition.

Apollo controls us and its interests may conflict with or differ from your interests as shareholders.

After the consummation of the Class B Exchange and this offering, Apollo will beneficially own approximately     % of our ordinary shares (or     % if the underwriters exercise in full their option to purchase additional shares). See “Use of Proceeds” and “Class B Exchange.” As a result, Apollo will be able to prevent any transaction that requires the approval of our shareholders, regardless of whether our other shareholders believe that any such transactions may be beneficial to their interests, and will be able to control the composition of our board of directors, the adoption of amendments to our memorandum and articles of association, the approval of mergers and consolidations and indirectly, through the power to elect the majority of our directors, sales of substantially all of our assets, our dividend policy and our capital structure and financing. In addition, even after it ceases to own a majority of our outstanding ordinary shares, Apollo will have certain rights to nominate up to              members of our board of directors so long as it continues to own certain percentages of our outstanding shares, subject to adjustments for increases in board size. While Apollo continues to hold a significant ownership interest in us, even if less than a majority, it will continue to be able to strongly influence or effectively control our decisions.

This concentration of ownership also may delay, defer or even prevent a change in control of CEVA and may make some transactions more difficult or impossible without Apollo’s consent, even if such transactions may be beneficial to our other shareholders. Apollo also owns significant portions of our outstanding indebtedness, and in some circumstances its interests as a holder of our debt may be different from, or conflict with, the interests of our shareholders.

Additionally, Apollo is in the business of making investments in companies and may from time to time acquire and hold interests in businesses that compete, directly or indirectly, with us. Apollo may also pursue acquisition opportunities that may be complementary to our business and, as a result, those acquisition opportunities may not be available to us.

We are a foreign private issuer under the U.S. securities laws and will be a “controlled company” within the meaning of the NYSE rules. As a result, we will qualify for and may rely on exemptions from certain corporate governance requirements.

As a foreign private issuer under the U.S. securities laws, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, including that (1) a majority of the board of directors consist of independent directors; (2) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (3) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities. Foreign private issuers are also exempt from certain U.S. securities law requirements applicable to U.S. domestic issuers, including the requirement to file quarterly reports on Form 10-Q and to distribute a proxy statement in connection with the solicitation of proxies for shareholders meetings.

In addition, whether we continue or cease to qualify as a foreign private issuer, we may qualify for, and rely upon, the “controlled company” exemptions to the NYSE corporate governance requirements. Under the NYSE rules, a “controlled company” is a company of which more than 50% of the voting power is held by another person or group of persons acting together. We will qualify as a “controlled company” upon completion of this offering because Apollo will beneficially own the majority of our ordinary shares. Like a foreign private issuer, a “controlled company” is exempt from the certain corporate governance requirements of the NYSE specified above, including the requirement to have a majority of the board of directors consist of independent directors and to have a compensation committee and a nominating and corporate governance committee composed entirely of independent directors. However, unlike a foreign private issuer, a “controlled company” is not required to follow any alternative country’s practice in lieu of compliance with the NYSE rules.

Following this offering, we intend to rely on the exemptions for foreign private issuers and follow Cayman Islands corporate governance practices in lieu of certain of the NYSE corporate governance rules specified above. In addition, even if we cease to be a foreign private issuer, we may choose to rely on the exemptions applicable to a “controlled company” if we so qualify. Accordingly, so long as we qualify as either a foreign private issuer or a “controlled company,” you may not have the same protections afforded to shareholders of companies that are subject to all of the NYSE corporate governance requirements.

Transformation into a public company may significantly increase our operating costs and disrupt the regular operations of our business.

This offering will have a significant transformative effect on us. Our business historically has operated as a privately owned company, and we expect to incur significant additional legal, accounting, reporting and other expenses as a result of having publicly traded ordinary shares. We will also incur increased costs or costs which we have not incurred previously, including, but not limited to, costs and expenses for directors’ fees, directors and officers insurance, investor relations and various other costs of a public company. The additional demands associated with being a public company may disrupt the regular operations of our business by diverting the attention of our senior management team away from revenue producing activities to management and administrative oversight, adversely affecting our ability to identify and complete business opportunities and increasing the difficulty we face in both retaining professionals and managing and growing our businesses. Any of these effects could materially harm our business, results of operations and financial condition.

We also anticipate that we will incur costs associated with corporate governance requirements, including requirements under the Sarbanes-Oxley Act of 2002, as amended, as well as rules implemented by the SEC and the NYSE. We expect these rules and regulations to increase our legal and financial compliance costs and make some management and corporate governance activities more time-consuming and costly. For example, these rules and regulations may make it more difficult and more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. This could have a material adverse impact on our ability to recruit and bring on qualified independent directors.

You may face difficulties in protecting your interests, and your ability to protect your rights through the U.S. federal courts may be limited, because we are incorporated under Cayman Islands law, we conduct our operations globally and a majority of our directors and officers reside outside the U.S.

We are incorporated under the laws of the Cayman Islands and conduct our operations globally through our subsidiaries. A majority of our directors and officers reside outside of the U.S. and a substantial portion of the assets of such directors and officers is located outside of the U.S. As a result, it may be difficult or impossible for you to bring an action against us or against these individuals in the U.S. in the event that you believe that your rights have been infringed under the U.S. securities law or otherwise. Even if you are successful in bringing an action of this kind, the laws of the Cayman Islands may render you unable to enforce a judgment against our assets or the assets of our directors and officers. See “Enforcement of Judgments.” It is doubtful that the courts of the Cayman Islands will, in an original action in the Cayman Islands, recognize or enforce judgments of U.S. courts predicated on the civil liability provisions of the securities law of the U.S., or any state of the U.S. where such provisions are penal in nature.

Our corporate affairs are governed by our memorandum and articles of association, as amended from time to time, and by the laws of the Cayman Islands. The rights of shareholders to take legal action against us and our directors, actions by minority shareholders and the fiduciary responsibilities of our directors are to a large extent governed by the common law of the Cayman Islands. The rights of our shareholders and the fiduciary responsibilities of our directors under Cayman Islands law are not as clearly established as they would be under statutes or judicial precedents in the U.S. In particular, the Cayman Islands has a less developed body of securities laws than the U.S. and provides significantly less protection to investors. There is no legislation specifically dedicated to the rights of investors in securities and thus no statutorily defined private cause of action specific to investors such as those provided under the Securities Act of 1933 or the Securities Exchange Act of 1934 of the U.S. In addition, shareholders of Cayman Islands companies may not have standing to initiate shareholder derivative actions in U.S. federal courts. See “Description of Capital Stock—Differences in Corporate Law.”

As a result, our public shareholders may have more difficulty in protecting their interests through actions against us, our management, our directors or our major shareholders than would shareholders of a corporation incorporated in a jurisdiction in the U.S.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline.

Sales of substantial amounts of our ordinary shares in the public market, or the perception that these sales may occur, could cause the market price of our ordinary shares to decline. This could also impair our ability to raise additional capital through the sale of our equity securities. Prior to the consummation of the offering, we expect to amend our memorandum and articles of association to provide authorization to issue up to                 shares, which may be designated as ordinary shares or preference shares or such other classes of shares as the board of directors may determine.                 ordinary shares will be outstanding upon the consummation of this offering and the Class B Exchange. All of the ordinary shares sold in this offering will be freely transferrable without restriction or further registration. We may issue ordinary shares or other securities from time to time as consideration for, or to finance, future acquisitions and investments or for other capital needs. We cannot predict the size of future issuances of our shares or the effect, if any, that future sales and issuances of shares would have on the market price of our ordinary shares. If any such acquisition or investment is significant, the number of ordinary shares or the number or aggregate principal amount, as the case may be, of other securities that we may issue may in turn be substantial and may result in additional dilution to our shareholders. We may also grant registration rights covering ordinary shares or other securities that we may issue in connection with any such acquisitions and investments.

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, or dispose of any shares of our share capital or securities convertible into or exchangeable or exercisable for any shares of our share capital during the     -day period following the date of this prospectus. Apollo, and certain of our directors, executive officers and other employees have agreed to substantially similar lock-up provisions, subject to certain exceptions. Following the expiration of the lock-up period, Apollo and the management shareholders will have the ability to sell ordinary shares pursuant to Rule 144 and Rule 701, subject to volume limitations and applicable holding period requirements as well as certain restrictions in our amended and restated shareholders agreement, and Apollo will have the right to demand that we file a registration statement covering the offer and sale of all of the ordinary shares they own under the Securities Act for as long as they hold unregistered securities. See “Ordinary Shares Eligible for Future Sale” and “Description of Capital Stock—Registration Rights.”

Provisions of our organizational documents may impede or discourage a takeover, which could deprive our investors of the opportunity to receive a premium for their ordinary shares or to make changes in our board of directors.

Several provisions of our memorandum and articles of association could make it difficult for our shareholders to change the composition of our board of directors, thereby preventing them from changing the composition of our management. In addition, the same provisions may discourage, delay or prevent a merger, consolidation or acquisition that shareholders may consider favorable. These provisions include: (1) a “classified” board of directors with three classes of directors serving three-year terms; (2) the sole power of a majority of the board of directors to fix the number of directors; (3) limitations on the removal of directors by shareholders; (4) the power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; (5) advance notice requirements for shareholders to nominate directors or introduce other business to be conducted at shareholders meetings; and (6) the inability of shareholders to call general meetings of shareholders. These anti-takeover provisions could substantially impede the ability of our shareholders to benefit from a change in control and, as a result, may adversely affect the market price of our ordinary shares and your ability to realize any potential change of control premium.

Any issuance of preference shares could make it difficult for another company to acquire us or could otherwise materially adversely affect holders of our ordinary shares, which could depress the price of our ordinary shares.

Our board of directors has the authority to issue preference shares, to determine the preferences, limitations and relative rights of preference shares and to fix the number of preference shares constituting any series and the designation of such series, without any further vote or action by our shareholders. Our preference shares could be issued with voting, liquidation, dividend and other rights superior to the rights of holders of our ordinary shares. The potential issuance of preference shares may delay or prevent a change in control of CEVA, discourage bids for our ordinary shares at a premium over the market price, and adversely affect the market price and the voting and other rights of the holders of our ordinary shares.

Our ability to declare dividends in the future may be restricted.

We currently do not plan to declare dividends on our ordinary shares in the foreseeable future. If we were to choose to declare dividends in the future, the payment of cash dividends on our shares may be restricted under the terms of our debt agreements. In addition, because we are a holding company, our ability to pay dividends on our ordinary shares may be limited by legal or contractual restrictions on our ability to obtain sufficient funds through dividends from CEVA Group Plc, including restrictions under the terms of our indebtedness. See “Dividend Policy.”

You will suffer an immediate and substantial dilution in the net tangible book value of the ordinary shares you purchase.

The offering price is substantially higher than the adjusted net tangible book value per share of the outstanding ordinary shares immediately after the Class B Exchange and consummation of this offering. Accordingly, based on a public offering price of $         per share, purchasers of ordinary shares in this offering will experience immediate and substantial dilution of approximately $         per share in the adjusted net tangible book value of the ordinary shares. See “Dilution.”

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify certain forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” “likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets. Others are more specific to our business and operations. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Actual results may differ materially from the forward-looking statements contained in this prospectus.

Important factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements are disclosed under the heading “Risk Factors” and elsewhere in this prospectus, including, without limitation, in conjunction with the forward-looking statements included in this prospectus. All forward-looking statements in this prospectus and subsequent written and oral forward-looking statements attributable to us, or persons acting on our behalf, are expressly qualified in their entirety by the cautionary statements. Some of the factors that we believe could materially affect our results include:

•	negative changes in economic conditions, and our inability to reduce costs in the event of economic downturns;

•	increased costs or decreased availability of third-party providers of certain transportation services;

•	risks that we may be required to bear increases in operating costs under our multi-year contracts with customers, or certain fixed costs in the event of early termination of contracts;

•	our history of losses and uncertainty regarding our profitability in the future;

•	changes in the trend toward outsourcing of logistics activities;

•	competition and consolidation in the industries in which we operate;

•	our substantial indebtedness and our ability to comply with the terms of our existing and future indebtedness, including limitations on our flexibility in operating our business;

•	our ability to maintain and continuously improve our information technology and operational systems and financial reporting and internal controls;

•	risks relating to our customers and the industries in which we operate;

•	our ability to manage our labor costs and labor relations and attract and retain qualified employees;

•

the risks that regulation and litigation pose to our business, including our ability to maintain required licenses and regulatory approvals and comply with applicable laws and regulations, and the effects of potential changes in governmental regulations;

•	risks associated with our global operations, including natural disasters and currency fluctuations;

•	changes in our effective income tax rate or accounting standards;

•	costs or liabilities associated with environmental, health and safety matters;

•	the control of our company by Apollo and conflicts of their interests, including as a holder of our outstanding debt, with our interests or with your interests as a holder of ordinary shares; and

•	the other factors presented under the heading “Risk Factors.”

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law.

USE OF PROCEEDS

We expect to receive total estimated net proceeds of approximately $        million from the offering, based on the midpoint of the range set forth on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and expenses of the offering that are payable by us. Each $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $         million. Each increase (decrease) of 1.0 million in the number of ordinary shares offered by us would increase (decrease) our net proceeds, after deducting estimated underwriting discounts and commissions and expenses, by approximately $         million.

In connection with the completion of this offering, a total of $         million will be used to repay or otherwise extinguish our indebtedness, including payment of accrued interest thereon and any applicable call premiums. See “Capitalization.”

The following table describes the order in which net proceeds from this offering will be used to repay or otherwise extinguish certain amounts of the Company’s indebtedness, including payment of accrued interest and any applicable call premiums. Because of the call schedules and notice periods associated with certain tranches of the Company’s indebtedness, the actual repayments may not occur concurrently with the closing of this offering. The amounts of indebtedness to be repaid or extinguished as listed below are maximum amounts; the actual amounts that will be repaid or otherwise extinguished are subject to the amount of net proceeds we receive from the offering.

CEVA Debt(1)	Currency	Nominal Interest Rate	Maturity	Principal Drawn or Outstanding at December 31, 2011	Priority and Maximum Amount of Principal to Be Repaid or Extinguished From Net Offering Proceeds	Principal Amount to Be Repaid or Extinguished From Net Offering Proceeds(2)
				(in $ millions)	(in $ millions)	(in $ millions)

(1)	See “Description of Certain Indebtedness” for further information about the terms of the CEVA indebtedness.
(2)	Assumes a per share offering price of $ (which is the midpoint of the offering price range) and repayment as of December 31, 2011.

DIVIDEND POLICY

We do not currently anticipate paying dividends on our ordinary shares following this offering and instead may retain any earnings for future operations and expansion and debt repayment. Any declaration and payment of future dividends to holders of our ordinary shares will be at the discretion of our board of directors and will depend on many factors, including our financial condition, earnings, capital requirements, level of indebtedness, statutory and contractual restrictions applying to the payment of dividends and other considerations that our board of directors deems relevant. We have historically not paid dividends to our shareholders, with the exception of a special cash distribution that was declared on March 1, 2007 and paid shortly thereafter.

If we pay any dividends, they will be paid in accordance with Cayman Islands law, which provides, in summary, that distributions by way of dividends may only be paid out of our profits and/or the share premium account, provided that in either case, no such distribution or dividend paid to our shareholders may cause us to be unable to pay our debts as they fall due in the ordinary course of our business. In addition, as a holding company, CEVA Logistics Inc.’s ability to pay dividends in the future is affected by a number of factors, principally our ability to receive sufficient funds from our subsidiaries.

In addition, restrictions contained in the agreements governing our outstanding indebtedness limit our ability to pay dividends on our ordinary shares and limit the ability of our subsidiaries to pay dividends to us. Future indebtedness that we may incur may contain similar restrictions. See “Risk Factors—Risks Related to Our Ordinary Shares and the Offering—Our ability to declare dividends in the future may be restricted,” “Description of Certain Indebtedness” and “Description of Capital Stock—Ordinary Shares.”

CLASS B EXCHANGE

All of the issued and outstanding Class B ordinary shares of the Company (“Class B Shares”)—consisting of a total of 4,416,565 Class B Shares—are currently held by entities affiliated with Apollo. The consummation of the offering is contingent upon the exchange of all of the Class B Shares for ordinary shares (the “Class B Exchange”), at a rate to be agreed between Apollo and our board of directors (after considering the recommendation of an independent transaction committee). After the Class B Exchange, no Class B Shares will be outstanding.

The Class B Exchange is anticipated to result in the issuance of     ordinary shares.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2011 on a historical basis and on an adjusted basis (both adjusted to give effect to the Stock Split) to give effect, as if they had occurred on December 31, 2011 to (1) the February Refinancing, (2) the Class B Exchange and the payment of approximately $         million, out of general funds, in fees pursuant to the termination of our management agreement with Apollo in connection with this offering (the “Management Termination Fee”) and (3) the sale of ordinary shares in this offering at an assumed offering price of $         per share, after deducting estimated underwriting discounts and commissions and offering expenses payable by us, and the application of the net proceeds from this offering as described under “Use of Proceeds.”

This table should be read in conjunction with “Use of Proceeds,” “Class B Exchange,” “Selected Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Certain Relationships and Related Party Transactions—The February Refinancing,” and the audited consolidated financial statements and the related notes thereto, which appear elsewhere in this prospectus.

	As of December 31, 2011
	Historical	As Adjusted for the February Refinancing(3)	As Adjusted for the February Refinancing, Class B Exchange and Management Termination Fee(4)	As Adjusted for the February Refinancing, Class B Exchange, Management Termination Fee and Offering(5)
	(in $ millions, except share and per share data)

Cash and cash equivalents(1)	281	281			(6)

Borrowings:(2)
Long-term debt
Senior Secured Facility—Revolving Loans	52	—
Senior Secured Facility—Term Loans	681	469
First Lien Senior Secured Notes	450	775
First-and-a-Half Priority Lien Notes	210	210
Junior Lien Notes	702	702
12% Senior Notes	14	14
12 3/4% Senior Unsecured Notes	—	620
8 1/2% Senior Notes	345	—
Extended Senior Notes	94	—
Senior Unsecured Facility loans	165	—
Senior Unsecured Facility Extended loan	629	113
Senior Subordinated Notes	105	—
Extended Senior Subordinated Notes	74	—
ABL Facility	142	131
PIK Notes	581	123
Other long-term debt	73	73
Short-term debt	134	134

Total borrowings(7)	4,451	3,364

Net debt(8)	4,170	3,083

Equity:
Ordinary shares, $0.01 par value per share	—	—
Class B ordinary shares, $0.01 par value per share	—	—
Share premium	169	487
Other reserves	(61)	(61)
Accumulated deficit	(1,543)	(1,543)
Non-controlling interest	12	12

Total equity	(1,423)	(1,105)

Financial instruments—Class B shares(9)	—	831

Total capitalization(10)	2,747	2,809

(1)	Cash and cash equivalents include cash in hand, deposits held on call with banks and other short-term highly liquid investments with original maturities of three months or less.
(2)	Represents the principal amount of borrowings excluding any debt issuance costs.
(3)

Represents (i) the exchange of an aggregate of $1,149 million in principal amount of indebtedness held by Apollo for 4,416,565 Class B ordinary shares of the Company and (ii) the exchange of an aggregate of $141 million in principal amount of 8 1/2% Senior Notes and Senior Subordinated Notes for an equal principal amount of 12 3/4% Senior Unsecured Notes (in each case, calculated based on the U.S. dollar to euro exchange rate in effect as of December 31, 2011). See “Certain Relationships and Related Party Transactions—The February Refinancing.”

(4)

Represents (i) the exchange of an aggregate of $1,149 million in principal amount of indebtedness held by Apollo for 4,416,565 Class B ordinary shares of the Company, (ii) the exchange of an aggregate of $141 million in principal amount of 8 1/2% Senior Notes and Senior Subordinated Notes for an equal principal amount of 12 3/4% Senior Unsecured Notes, (iii) the exchange of 4,416,565 Class B ordinary shares of the Company held by Apollo for newly issued ordinary shares, and (iv) payment of the Management Termination Fee (in each case, calculated based on the U.S. dollar to euro exchange rate in effect as of December 31, 2011). See “Certain Relationships and Related Party Transactions—The February Refinancing,” “Class B Exchange,” and “Use of Proceeds.” For additional information about the Management Termination Fee, see Note 24 (Related Party Transactions) to the audited financial statements.

(5)

Represents (i) the exchange of an aggregate of $1,149 million in principal amount of indebtedness held by Apollo for 4,416,565 Class B ordinary shares of the Company, (ii) the exchange of an aggregate of $141 million in principal amount of 8 1/2% Senior Notes and Senior Subordinated Notes for an equal principal amount of 12 3/4% Senior Unsecured Notes, (iii) the exchange of 4,416,565 Class B ordinary shares of the Company held by Apollo for newly issued ordinary shares, (iv) payment of the Management Termination Fee and (v) a total of $         million to repay or otherwise extinguish our outstanding indebtedness, including payment of accrued interest thereon and any applicable call premiums, from the proceeds of this offering, net of underwriting discounts and other fees and expenses payable by us (in each case, calculated based on the U.S. dollar to euro exchange rate in effect as of December 31, 2011). See “Certain Relationships and Related Party Transactions—The February Refinancing,” “Class B Exchange,” and “Use of Proceeds.”

(6)	Reflects payment of accrued interest and any applicable call premiums in connection with the repayment or other extinguishment of certain of the Company’s indebtedness. See “Use of Proceeds.”
(7)	As of December 31, 2011, we had $2,314 million secured and guaranteed borrowings, and $2,136 million unsecured borrowings, excluding any debt issuance costs. As adjusted for the February Refinancing, we had $2,364 million secured and guaranteed borrowings, and $717 million unsecured borrowings excluding any debt issuance costs.
(8)	Net debt is calculated as total borrowings excluding any debt issuance costs offset by cash and cash equivalents.
(9)	The financial instruments—Class B Shares represents a derivative financial instrument that will be classified as a liability on the Company’s balance sheet. The financial instrument—Class B Shares will be converted to equity upon exchange for ordinary shares in conjunction with the consummation of the offering, after which the balance sheet liability will no longer be outstanding.
(10)	Total capitalization is net debt, equity and financial instruments—Class B Shares.

DILUTION

If you invest in our ordinary shares, your interest will be diluted by the amount by which the offering price per share paid by the purchasers of ordinary shares in this offering exceeds the net tangible book value per ordinary share following this offering and the Class B Exchange. As of December 31, 2011, our net tangible book value, as adjusted for the February Refinancing and the Class B Exchange as if they had occurred as of December 31, 2011, was approximately $         million, or $         per ordinary share. Net tangible book value per share equals total consolidated tangible assets minus total consolidated liabilities divided by the number of ordinary                 shares outstanding.

Our net tangible book value as of December 31, 2011 would have been approximately $        , or $         per ordinary share, after giving effect to (i) the Stock Split, (ii) the February Refinancing, (iii) the Class B Exchange, and (iv) the sale by us of                  ordinary shares in this offering at the offering price of $         per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, each as if they had occurred on December 31, 2011.

This represents an immediate increase in the net tangible book value of $         per share to existing shareholders (including the Apollo affiliates who will acquire ordinary shares pursuant to the Class B Exchange) and an immediate dilution in the net tangible book value of $         per share to the investors who purchase our ordinary shares in this offering.

The following table illustrates this per share dilution:

Per Share
Offering price per ordinary share(1)		$
Net tangible book value per ordinary share as of December 31, 2011, as adjusted for the Stock Split, the February Refinancing, and the Class B Exchange	$
Increase in adjusted net tangible book value per ordinary share attributable to this offering

Adjusted net tangible book value per ordinary share after the Stock Split, the February Refinancing, the Class B Exchange and this offering

Dilution per ordinary share to new investors(2)		$

(1)	Offering price assumed to be $ per share, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	New investors include the purchasers of shares in this offering and exclude Apollo Fund VI BC, L.P., Autumnleaf L.P. and AAA Co-Invest VI BC, Ltd., all of which are affiliates of Apollo and will be acquiring ordinary shares pursuant to the Class B Exchange.

A $1.00 increase (decrease) in the public offering price per ordinary share would increase (decrease) our adjusted net tangible book value by $         million, after giving effect to the Stock Split, the February Refinancing, the Class B Exchange and this offering, and would increase (or decrease) the dilution per share by $            .

The following table summarizes, as of December 31, 2011, the difference between existing shareholders (including the Apollo affiliates who will acquire ordinary shares pursuant to the Class B Exchange) and new investors with respect to the number of ordinary shares purchased from us, the total consideration paid to us for these shares and the average price per share paid by our existing shareholders (including the Apollo affiliates who will acquire ordinary shares pursuant to the Class B Exchange) and to be paid by the new investors in this offering. The calculation below reflecting the effect of shares purchased by new investors is based on the offering price of $ per share, before deducting underwriting discounts and commissions and estimated offering expenses payable by us in connection with the offering.

	Shares Purchased				Total Consideration				Average Price
	Number		Percent		Amount		Percent		Per Share
Existing shareholders(1)		(2)		%		(3)		%	$
New investors(4)		(5)		%				%	$

Total			100.0%				100.0%		$

(1)	Existing shareholders consist of AIF VI Euro Holdings, L.P., AlpInvest Partners Beheer 2006, L.P., AAA Guarantor—Co-Invest VI, L.P. and the CEVA management shareholders, as well as Apollo Fund VI BC, L.P., Autumnleaf L.P. and AAA Co-Invest VI BC, Ltd., all of which are affiliates of Apollo and will be acquiring ordinary shares pursuant to the Class B Exchange.
(2)	This amount includes all of the ordinary shares that were outstanding immediately after completion of the Stock Split and the Class B Exchange and immediately prior to the consummation of this offering.
(3)	This amount includes the consideration paid by the existing shareholders to acquire all of the ordinary shares that were outstanding immediately after completion of the Stock Split and the Class B Exchange, and excludes amounts to be paid to acquire shares in this offering.
(4)	New investors include the purchasers of shares in this offering and exclude Apollo Fund VI BC, L.P., Autumnleaf L.P. and AAA Co-Invest VI BC, Ltd., all of which are affiliates of Apollo and will be acquiring ordinary shares pursuant to the Class B Exchange.
(5)	This amount excludes the ordinary shares to be issued to affiliates of Apollo pursuant to the Class B Exchange.

The share information in the table above excludes 269,949 ordinary shares issuable upon exercise of outstanding stock options with a weighted average exercise price of €75.82, of which 84,002 options were vested as of December 31, 2011.

OUR HISTORY AND CORPORATE STRUCTURE

Our History

CEVA Logistics Inc. (currently known as CEVA Investments Limited) was incorporated as a Cayman Islands exempted company with limited liability on August 15, 2006. CEVA was established through the acquisition of the contract logistics business of TNT N.V. on November 4, 2006, and the U.S.-based freight forwarder EGL, Inc., which we acquired on August 2, 2007, thereby creating the world’s fourth largest supply chain management business, and the second largest non-asset based company.

We are currently controlled by funds affiliated with Apollo as well as by our employees. Our current shareholders are funds affiliated with Apollo, our employees, and an investment vehicle owned by AlpInvest Partners and managed by Apollo.

CEVA Logistics Inc. was originally named Louis Topco Limited and was subsequently renamed as CEVA Logistics Limited on February 21, 2007. We will be renamed as CEVA Logistics Inc. prior to the completion of this offering. Our affairs are governed by memorandum and articles of association, as amended from time to time, and the Cayman Islands Companies Law (as amended).

The principal executive offices of CEVA Logistics Inc. are located at CEVA House, Excelsior Road, Ashby de la Zouch, Leicestershire, LE65 9BA, U.K., and our telephone number is +44 (0)1530 568500. CEVA’s operational headquarters are located at CEVA Logistics Head Office, Siriusdreef 20, 2132 WT Hoofddorp, The Netherlands, and the phone number is +31 23 568 3300. Our U.S. headquarters are located at 15350 Vickery Drive, Houston, Texas 77032, and the telephone number is (281) 618-3100. We have appointed CEVA Freight, LLC as our agent upon whom process may be served in any action brought against us under the securities laws of the U.S. or of any state of the U.S.

We also maintain an internet site at http://www.cevalogistics.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

Summary of Corporate Structure

The following diagram summarizes our corporate structure after giving effect to our initial public offering of ordinary shares, the Stock Split and the Class B Exchange.

SELECTED FINANCIAL INFORMATION

The following tables set forth our selected financial information. The selected consolidated financial data as of and for the three years ended December 31, 2009, 2010 and 2011 is derived from our audited consolidated financial statements included elsewhere in this prospectus. The audited consolidated financial statements included elsewhere in this prospectus have been prepared in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB. The financial data as of and for the years ended December 31, 2007 and 2008, which has been prepared in accordance with IFRS as adopted by the IASB, is derived from our unaudited accounting data records and is not included in the audited consolidated financial statements that are included elsewhere in this prospectus. The financial data for the year ended December 31, 2007 includes results of EGL, Inc. from August 2, 2007.

You should regard the selected financial information below only as an introduction and should base your investment decision on a review of the entire prospectus. In particular, you should read the following data in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited consolidated financial statements, including the notes to those consolidated financial statements, which appear elsewhere in this prospectus.

	As of and for the year ended December 31,
	(in $ millions, except per share data and ratios)

	2007	2008	2009	2010	2011
Statement of operations data:
Revenue	6,559	9,308	7,673	9,063	9,600
Operating expenses (excluding depreciation, amortization and impairment)	(6,197)	(8,908)	(7,452)	(8,775)	(9,263)
Depreciation	(99)	(114)	(112)	(113)	(110)
Amortization and impairments	(314)	(128)	(163)	(128)	(126)
Operating income/(loss)	(51)	158	(54)	47	101

Loss for the period	(310)	(254)	(201)	(383)	(358)
Weighted average number of ordinary shares	4	4	4	4	4
Earnings per share for the period/year:
Basic and diluted	(83)	(61)	(50)	(97)	(90)
Cash dividends per share (euros per share)	85.60	—	—	—	—

Balance sheet data:
Total assets	6,247	5,440	5,613	5,318	5,031
Total non-current liabilities	4,384	4,403	4,507	4,481	4,554
Net liabilities	(206)	(642)	(834)	(1,066)	(1,423)
Issued capital	—	—	—	—	—

Other financial data (unaudited):
Adjusted EBITDA(1)	413	476	328	385	446
Adjusted EBITDA before management fees(1)(2)	417	483	336	392	454
Net working capital(3)	231	124	(41)	(23)	(85)
Net working capital % of revenue(4)	3.5%	1.3%	(0.5)%	(0.3)%	(0.9)%
Return on capital employed(5)	n/a	34%	25%	35%	47%

(1)

Adjusted EBITDA is defined as profit for the period from continuing operations before results from associates, net financial expense, income taxes and depreciation, amortization and impairment, as adjusted to exclude specific items. These specific items are considered to be exceptional by virtue of their size, nature or incidence. Our management assesses our operational and financial performance through the analysis of Adjusted EBITDA. Adjusted EBITDA is not a measure defined by IFRS and should not be considered as a substitute for profit or loss for the year or period, operating profit or any other performance measures derived in accordance with IFRS, or as a substitute for cash flow from operating activities as a measure of our liquidity. Because not all companies calculate Adjusted EBITDA identically, this presentation of Adjusted EBITDA may not be comparable to similarly titled measures of other companies. We believe Adjusted EBITDA is useful to investors as it excludes items which do not impact day-to-day operations and which management in many cases does not directly control or influence. These financial performance measures are frequently used by investors, securities analysts and other interested parties in their evaluation of us and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, as defined below, is also used in the calculation of Covenant EBITDA, which is a key component of the measures used by banks under the senior secured credit facilities to evaluate compliance with our debt covenants. See “Description of Certain Indebtedness—Senior Secured Facilities—Certain Covenants and Events of Default.” The following table reconciles Adjusted EBITDA presented herein to our profit or losses from continuing operations:

	Year ended December 31,
	(in $ millions)

	2007	2008	2009	2010	2011
Loss for the period	(310)	(254)	(201)	(383)	(358)
Income taxes	38	(19)	51	20	36
Profit (after tax) from investments in associates	(4)	—	—	—	—
Net financial expense (including foreign exchange movements)	225	431	96	410	423
Depreciation	99	114	112	113	110
Amortization and impairments	314	128	163	128	126
EGL retention payments(a)	—	7	—	—	—
Antitrust investigation(b)	10	25	13	17	17
Contract Logistics rebranding and separation costs(c)	33	9	—	—	—
Freight Management rebranding and integration costs(d)	10	20	—	—	—
Expenditures for ACE and UNO cost reduction programs(e)	—	—	2	35	60
Expenditures for other cost reduction programs(f)	—	—	14	6	2
Redundancy and restructuring costs(g)	7	6	46	27	19
Other items(h)	(9)	9	32	12	11

Adjusted EBITDA	413	476	328	385	446

Management, consulting, advisory and other fees to Apollo(h)	4	7	8	7	8

Adjusted EBITDA before management fees	417	483	336	392	454

a.	Represents exceptional retention payments made to key personnel in connection with the acquisition of EGL, Inc. in 2007.
b.	Represents expenses incurred in connection with the ongoing antitrust investigations.
c.	Represents expenses incurred in connection with rebranding CEVA after the acquisition of the business previously owned by TNT N.V. and establishment of IT infrastructure.
d.	Represents expenses incurred in relation to rebranding the livery of EGL to the global CEVA brand.
e.	Represents expenses incurred in relation to the outsourcing and optimization of our financial processes (Project ACE) and the streamlining of our Freight Management systems (Program UNO).
f.	Represents expenses incurred in relation to other cost reduction programs.
g.	Redundancy and restructuring costs including severance payments for redundancy programs, costs relating to shipping station consolidations and reorganizations, and costs incurred in the integration of country freight management and contract logistics operations.
h.	Other significant exceptional items include amounts related to impairments of prior period trade and other receivables, dispute settlements, lease restructuring, gains recognized on disposal of a business, pension charges, income arising from curtailments of pension plans and costs to settle certain employee related claims.

i.	Represents fees and expenses payable to Apollo pursuant to a management agreement for the provision of management, consulting, advisory and other services. The annual fee is equal to the greater of €3 million and 1.5% of Adjusted EBITDA before such fees. See “Certain Relationships and Related Party Transactions—Management Agreement with Apollo.”

(2)	Adjusted EBITDA before management fees is defined as Adjusted EBITDA adjusted to exclude management, consulting, advisory and other fees to Apollo. We believe this adjustment is useful to investors as the management agreement with Apollo, pursuant to which these fees were paid, is being terminated in connection with this offering. Our management also assesses our operational and financial performance through the analysis of Adjusted EBITDA before management fees.
(3)	Calculated as trade and other receivables (net of provision for impairment), inventories, prepayments, accrued income and income tax receivable less trade and other payables, provisions and income tax payables.
(4)	Calculated as net working capital at the end of the period divided by revenue for the prior twelve months.
(5)	Represents the ratio of Adjusted EBITA before management fees, which is calculated as Adjusted EBITDA before management fees but including depreciation expense, generated in the prior twelve month period to the sum of (i) the average total assets balance, (ii) less the average current liabilities balance (excluding current borrowings), and (iii) less the average intangible assets balance. The average balances are calculated using the balance as at the start and end of each three month period over the prior twelve month period. We do not provide this metric for the year ended December 31, 2007 because of the lack of comparability due to the acquisition of EGL, Inc. during that year.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis is based principally on our audited consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011, which appear elsewhere in this prospectus. The following discussion is to be read in conjunction with “Selected Financial Information,” “Business” and our audited consolidated financial statements and the notes thereto, which appear elsewhere in this prospectus.

The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this prospectus. See in particular “Cautionary Statement Regarding Forward-Looking Statements” and “Risk Factors.”

We have prepared our audited consolidated financial statements as of and for the years ended December 31, 2009, 2010 and 2011, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The financial information and related discussion and analysis contained in this section are presented in U.S. dollars except as otherwise specified.

Overview

We are the world’s second largest non-asset based supply chain management company, as measured by 2011 revenues. We design, implement and operate end-to-end supply chain solutions using a combination of international air, ocean and domestic freight forwarding, contract logistics and other value-added services. We operate globally in over 170 countries in over 1,000 locations. We generated approximately 40% of our 2011 revenues from high-growth geographies, including Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, and have leading positions in North America and Western Europe. This global presence allows us to fulfill the increasingly international supply chain needs of our portfolio of over 15,000 customers. Our services enable our clients to focus on their core competencies while we leverage our international network, technology systems, scale and operating expertise to reduce our clients’ costs and inventory needs, shorten their lead time to market, and enhance their supply chain visibility. Our non-asset based strategy enables us to quickly scale our operations in order to grow our business with new and existing customers, and positions us to maximize our return on capital. With sales generated across a balanced business, geographic and industry mix, we have a well-diversified revenue stream and significant access to growth opportunities.

We offer a wide range of services that are classified into two business segments: “Freight Management” and “Contract Logistics.” In Freight Management, we are one of the six largest air freight forwarders globally and have been the fastest growing ocean freight forwarder among our peers in recent years. Our Contract Logistics business is the second largest in the world. We utilize our full suite of services and leverage the significant synergies between our two segments to deliver integrated end-to-end solutions to our customers. As a result of our balanced revenues and global scale, we are able to serve both international and regional customers as well as benefit from the overall globalization of trade and manufacturing.

We have a strong and diversified presence in targeted industries where we believe our services are most valued and which have the most potential for growth. Our expertise in these industries has been developed through long-term partnerships with our customers, as evidenced by an average relationship of approximately 19 years (as of December 31, 2011) with our top 20 clients. Our customer base includes blue chip clients such as General Motors, Johnson & Johnson, Lenovo, Miele, Petrobras, Procter & Gamble, Samsung, Seadrill and SAIC. We serve 23 of the top 25 supply chains in the world, based on operational and financial performance and peer surveys as defined by Gartner. Our customer portfolio is also well balanced, with our top 10 customers representing 23% of our 2011 revenues and no single customer representing more than 5%.

For the fiscal years ended December 31, 2009, 2010 and 2011, we generated revenues of $7.7 billion, $9.1 billion and $9.6 billion, respectively, Adjusted EBITDA before management fees of $336 million, $392 million and $454 million, respectively, and a return on capital employed of 25%, 35% and 47%, respectively. For the fiscal years ended December 31, 2009, 2010 and 2011, we generated net losses of $201 million, $383 million and $358 million, respectively. We generated net losses in these periods principally as a result of amortization from acquisitions as well as high net financial expense, which should reduce significantly as a result of the February Refinancing and the repayment of indebtedness with the proceeds of this offering. For more information, see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing.”

Key Performance Indicators

In considering the financial performance of the business, management analyzes each of the primary financial performance measures of revenue and Adjusted EBITDA in both of our business segments, as well as net revenue specifically in our Freight Management segment. Adjusted EBITDA and net revenue are not measures defined by IFRS. The most directly comparable IFRS measure to Adjusted EBITDA and net revenue are our profit and operating profit, respectively.

We believe Adjusted EBITDA, as defined below, is useful to investors as it excludes items which do not impact the day-to-day operations and which management in many cases does not directly control or influence. Adjusted EBITDA is frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an Adjusted EBITDA-related performance measure when reporting their results. Adjusted EBITDA, as defined below, is also a key component of the measures used under the senior secured credit facilities to evaluate compliance with our debt covenants.

Adjusted EBITDA is defined as profit or loss before income taxes, profits from investments in associates, net financial expenses, depreciation, amortization and impairment and specific items. Specific items are excluded from the measure of business performance used by management to monitor its operating and financial performance, because they are considered to be exceptional by virtue of their size, nature or incidence and therefore distort the comparability of our reporting of financial performance from period to period. Management believes that in separately presenting financial performance both before and after specific items, it is easier for investors to read and interpret our financial performance between periods on a comparable basis. See “—Alternative Performance Measures—Specific Items.”

In addition to Adjusted EBITDA, net revenue is a key measure of financial performance in our Freight Management segment. Net revenue is defined as gross revenue minus the cost of third-party transportation. As our Freight Management segment operates on a non-asset based model, substantially all of our transportation costs are reported in this line and we therefore believe that the net revenue performance indicator provides a helpful additional measure of the profitability of our Freight Management segment and the products within this segment.

Adjusted EBITDA and net revenue both, however, have limitations as an analytical tool. These are not recognized terms under IFRS and therefore these do not purport to be an alternative to profit or operating profit as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Neither Adjusted EBITDA nor specific items is necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider these performance measures, in isolation from, or as a substitute analysis for, our results of operations.

See “—Alternative Performance Measures” for further details of Adjusted EBITDA and net revenue.

Key Factors Affecting Our Results of Operations

Macroeconomic Conditions

Our customers are affected by the global macroeconomic environment, as well as localized conditions, and their activity levels affect our volumes.

Freight Management

Our net revenue is derived from the spread between the rate charged to our customers and the carriers’ charges to us for transporting the shipment, in addition to what we charge for customs brokerage and other value-added services. The majority of our small- and medium-sized customers work with us on a transactional basis and so we are able to rapidly adjust the rates we charge based on changes in carrier rates. Where we do have contracts with our customers, these are generally for 12 months or less. We typically have pass-through mechanisms to allow us to adjust rates for certain variables, such as fuel cost surcharges. We typically pre-book transportation capacity, or “block space,” based on a portion of our expected volumes on certain trade lanes, which provides us with guaranteed carrier capacity.

Contract Logistics

The majority of our contracts are based on a price per unit, typically with contractual protections for volume and scope changes and indexation clauses, such as fuel cost pass-through. These contracts are generally multi-year, with an average duration approaching three years. When we win new business we typically lease assets and hire employees specifically for that contract. A substantial proportion of our leases are scheduled to terminate in line with contract maturities, which we believe enhances our flexibility and reduces the potential overhead burden of unutilized assets.

Currency

Given our global operations, we receive revenue, pay costs, and record income, assets and liabilities in a number of different currencies, and therefore our results are impacted when these currencies fluctuate in relative value among themselves and against the U.S. dollar, which is our reporting currency. The most significant currencies for our business are the U.S. dollar, euro, British pound and Chinese yuan.

Seasonality

Our intra-year results are subject to seasonal trends, due to holiday seasons, consumer demand, weather and other intra-year variations. Our Freight Management results are generally stronger in the final three quarters of the calendar year, which is partly offset by our Contract Logistics results, which are often weighted to the first half of the year. Our seasonality is also offset to some extent by our sector diversification, as well as the global nature of our business; however, overall our first quarter is generally the weakest.

Results from Operations

This review provides an overview of our consolidated results and the performance of our two segments, Freight Management and Contract Logistics. In the discussion below, segment revenue refers to revenue from external customers.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

Consolidated Results

	Year Ended December 31,
	2010	2011
	(in $ millions)
Revenue	9,063	9,600
Work contracted out	(4,705)	(4,897)
Personnel expenses	(2,476)	(2,735)
Other operating expenses	(1,594)	(1,631)

Operating expenses excluding depreciation, amortization and impairment	(8,775)	(9,263)
Depreciation, amortization and impairment	(241)	(236)
Operating income	47	101
Net finance expense (including foreign exchange movements)	(410)	(423)
Loss before income taxes	(363)	(322)
Income tax expense	(20)	(36)

Loss for the period	(383)	(358)

Revenue

Revenue increased by 5.9% to $9,600 million in 2011. 54.3% of our revenue was generated by our Contract Logistics segment, which in 2011 was the biggest revenue growth driver with an increase of 11.1%.

	Year Ended December 31,
	2010	2011	Change %
	(in $ millions)
Segment Revenue:
Freight Management	4,371	4,389	0.4%
Contract Logistics	4,692	5,211	11.1%

Total Revenue	9,063	9,600	5.9%

The growth in revenue was driven by strong organic growth in customer volumes coupled with our continued development of targeted business offerings, particularly our Ocean services within Freight Management and industry sectors such as consumer & retail and technology within Contract Logistics. Despite continued strong growth in Ocean services, Freight Management revenue growth was constrained by softer air freight volumes experienced across the industry during the second half of the year and due to the major flooding in Thailand, where CEVA is a market leader.

Operating expenses excluding depreciation, amortization and impairment

Operating expenses excluding depreciation, amortization and impairment increased by 5.6% to $9,263 million in 2011.

Cost of work contracted out increased by 4.1% to $4,897 million in 2011. The increase was primarily related to the purchase of transportation in our Contract Logistics segment and the cost of third-party transportation for our Ocean business to support the strong organic growth.

Personnel expenses increased by 10.5% to $2,735 million in 2011. The growth was primarily driven by increased headcount to support the strong organic growth in our Contract Logistics segment and Ocean business as well as performance-related bonus payments.

Other operating expenses increased by 2.3% to $1,631 million. Despite 5.9% revenue growth, we were able to limit the increase in our other operating expenses primarily as a result of continued cost savings initiatives, efficiency gains and improved procurement. These initiatives included optimizing our network footprint to reduce rent expense, continued off-shoring of certain finance functions, and consolidating our purchasing power to achieve better terms on communications, equipment and other miscellaneous costs.

Depreciation, amortization and impairment

Depreciation, amortization and impairment remained broadly flat, decreasing by $5 million to $236 million in 2011. Depreciation decreased by $3 million to $110 million in 2011, and amortization of acquisition-related customer relationships and other intangible assets increased by $8 million to $126 million.

Operating income

Operating income in 2011 was $101 million compared to $47 million in 2010. The increase in operating income was driven by revenue growth and cost control that resulted in operating margin expansion during the year.

Net finance expense

Net finance expense increased by $13 million to $423 million in 2011, driven by higher interest expense partly offset by foreign exchange gains.

	Year Ended December 31,
	2010	2011
	(in $ millions)
Net interest expense on financing	(340)	(391)
Foreign exchange gains/(losses)	(17)	17
Other financial losses	(53)	(49)

Net finance expense	(410)	(423)

Net interest expense on financing, which includes interest expense on our debt net of interest income on our cash and deposits, increased $51 million to $391 million in 2011, due to the full year effect of various refinancing transactions completed during the course of 2010 that replaced our near-term maturities with longer-dated but higher coupon debt. This was partly offset by foreign exchange movements relating to the non-cash revaluation of our foreign currency denominated debt and a $4 million decrease in other financial losses.

Loss before income taxes

Loss before income taxes decreased to $322 million in 2011 compared to a loss of $363 million in 2010. The decrease was driven by a strong increase in operating income, partially offset by a slight increase in net finance expense.

Income tax expense

Income tax expense was $36 million in 2011 compared to $20 million in 2010. Income tax expense included current tax charges of $60 million and $51 million in 2011 and 2010, respectively, primarily related to tax in certain countries where taxable profits are not offset by interest costs or brought forward losses. Current tax charges were offset by deferred tax credits of $24 million and $31 million in 2011 and 2010, respectively, mainly related to tax losses.

Results of Operations for the Freight Management Segment

The following table summarizes our financial results before specific items for our Freight Management business for the years ended December 31, 2010 and 2011, including the product split within this segment:

	Year Ended December 31,
	2010	2011	% Change
	(in $ millions) (before specific items)
Air	3,226	3,156	(2.2%)
Ocean	1,145	1,233	7.7%

Total Revenue	4,371	4,389	0.4%

Air	883	946	7.1%
Ocean	237	281	18.6%

Total Net Revenue(1)	1,120	1,227	9.6%

Net Revenue Margin	25.6%	28.0%

Other operating expenses(2)	(987)	(1,054)	6.8%

Adjusted EBITDA	133	173	30.1%

Adjusted EBITDA as % of Net Revenue	11.9%	14.1%

(1)	See “—Alternative Performance Measures—Net revenue for the Freight Management Segment.”
(2)	Excludes cost of transportation (which is already included in net revenue), depreciation, amortization and impairment.

Revenue

Revenue for the Freight Management segment increased by 0.4% to $4,389 million in 2011.

Air revenue is derived from international and domestic air freight forwarding, customs brokerage, deferred air and other ground-based solutions, principally in support of our air freight operations, and all other value added services. Ocean revenue is derived from ocean freight forwarding and customs brokerage.

Air revenue decreased by 2.2% to $3,156 million in 2011 and Ocean revenue increased by 7.7% to $1,233 million. Air revenue was negatively impacted by softer freight volumes experienced across the industry during the second half of the year as well as the major flooding in Thailand, where CEVA is a market leader. Ocean volumes grew significantly in 2011 but freight rates fell, resulting in lower charges passed on to our customers and therefore lowering our Ocean revenue growth.

Net revenue

Net revenue increased by 9.6% to $1,227 million in 2011. Air net revenue increased by 7.1% to $946 million and Ocean net revenue increased by 18.6% to $281 million in 2011. In each case, increases in net revenue were driven by the increase in net revenue margin, as well as volume growth in Ocean. Surplus freight transport capacity, driven by softer air volumes and increased ocean carrier supply, drove freight rates down year-over-year and we were able to improve our net revenue margins to 28.0% in 2011 compared to 25.6% in 2010.

Operating expenses before specific items excluding transportation costs, depreciation, amortization and impairment (“other operating expenses”)

Other operating expenses increased by 6.8% to $1,054 million in 2011. The increase was largely driven by the increase in personnel expenses, mostly due to an increase in the number of staff required to handle the Ocean volume growth in Asia Pacific and Americas, as well as increases in wages and performance-related bonuses.

Adjusted EBITDA

Adjusted EBITDA increased by 30.1% to $173 million in 2011, as a result of increased customer volumes in our Ocean business and improved net revenue margin across both Air and Ocean, in combination with the full year impact of cost reduction programs implemented in the course of 2010, which included some consolidation of overlapping stations. Adjusted EBITDA as a percentage of net revenue increased from 11.9% in 2010 to 14.1% in 2011, reflecting the higher net revenue margin and improved productivity in our Freight Management operations.

Results of Operations for the Contract Logistics Segment

The following table summarizes our financial results before specific items for our Contract Logistics business segment for the years ended December 31, 2010 and 2011:

	Year Ended December 31,
	2010	2011	Change %
	(in $ millions) (before specific items)
Revenue	4,692	5,211	11.1%
Operating expenses excluding depreciation, amortization and impairment	(4,440)	(4,938)	11.2%

Adjusted EBITDA	252	273	8.3%

Adjusted EBITDA margin	5.4%	5.2%

Revenue

Revenue increased by 11.1% to $5,211 million in 2011. Our customer volumes were higher compared to 2010 across all industries except for technology, which was impacted by fewer new product launches compared to 2010 and the major flooding in Thailand. While the SEMEA region experienced some softness due to depressed economic conditions in the region, this is a small percentage of our overall business and strong growth in other regions more than outweighed this impact.

Operating expenses before specific items excluding depreciation, amortization and impairment

Operating expenses before specific items excluding depreciation, amortization and impairment increased by 11.2% to $4,938 million in 2011. The increase in operating expenses was mostly driven by an increase in third-party transportation costs and personnel costs related to increased volumes from existing business, as well as costs associated with starting up various new contracts.

Adjusted EBITDA

Adjusted EBITDA increased by 8.3% to $273 million in 2011, with margins declining slightly to 5.2% of revenue. The decrease in margin was due to the lower margins associated with starting up new contracts, although this was partly offset by the positive impact of the cost reduction programs that we implemented in the course of 2010, including further improvements under our LEAN cost-efficiency program.

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

Consolidated Results

	Year Ended December 31,
	2009	2010
	(in $ millions)
Revenue	7,673	9,063
Work contracted out	(3,458)	(4,705)
Personnel expenses	(2,387)	(2,476)
Other operating expenses	(1,607)	(1,594)

Operating expenses excluding depreciation, amortization and impairment	(7,452)	(8,775)
Depreciation, amortization and impairment	(275)	(241)
Operating income/(loss)	(54)	47
Net finance expense (including foreign exchange movements)	(96)	(410)
Loss before income taxes	(150)	(363)
Income tax expense	(51)	(20)

Loss for the period	(201)	(383)

Revenue

Revenue increased by 18.1% to $9,063 million in 2010. 48.2% of our revenue was generated by our Freight Management segment, which in 2010 was the biggest revenue growth driver with an increase of 35.7%. Contract Logistics revenue increased by 5.4%.

	Year Ended December 31,
	2009	2010	Change %
	(in $ millions)
Segment Revenue:
Freight Management	3,220	4,371	35.7%
Contract Logistics	4,453	4,692	5.4%

Total Revenue	7,673	9,063	18.1%

The growth in revenue was partly due to the global recovery in customer volumes and activity following the economic slowdown and de-stocking in 2009, coupled with our continued development of targeted business offerings, particularly our Ocean services within Freight Management and industry sectors such as consumer & retail and technology within Contract Logistics.

Operating expenses excluding depreciation, amortization and impairment

Operating expenses excluding depreciation, amortization and impairment increased by 17.8% to $8,775 million in 2010.

Cost of work contracted out increased by 36.1% to $4,705 million in 2010. The cost of third-party transportation for our Freight Management segment accounted for most of the increase, driven by higher volumes as well as higher third-party transport and fuel prices, which were mostly passed onto our customers.

Personnel expenses increased by 3.7% to $2,476 million in 2010, while other operating expenses decreased by 0.8% to $1,594 million. Despite the strong revenue growth, we were able to limit the increase in our personnel expenses and further reduce our other operating expenses primarily as a result of the full year impact of cost reduction programs implemented during 2009 and in the course of 2010. These cost reduction programs encompassed a wide range of areas, from optimizing networks and operations to reducing headcount and employee benefits.

Depreciation, amortization and impairment

Depreciation, amortization and impairment decreased by $34 million to $241 million in 2010. Depreciation remained relatively stable at $113 million in 2010, and amortization of acquisition-related customer relationships and other intangible assets was similarly flat at $118 million.

Impairment charges in 2009 primarily related to the $29 million impairment of goodwill and customer relations resulting from in-sourcing by a Contract Logistics customer.

Operating income

Operating income in 2010 was $47 million compared to a loss of $54 million in 2009. The increase in operating income was driven by revenue growth, in combination with the positive impact of cost reduction programs implemented during 2009 and in the course of 2010.

Net finance expense

Net finance expense increased by $314 million to $410 million in 2010, primarily driven by specific items and currency movements.

	Year Ended December 31,
	2009	2010
	(in $ millions)
Net interest expense on financing	(307)	(340)
Foreign exchange gains/(losses)	76	(17)
Other financial income/(losses)	135	(53)

Net finance expense	(96)	(410)

Net interest expense on financing, which includes interest expense on our debt net of interest income on our cash and deposits, increased $33 million to $340 million in 2010, due to the completion of a number of refinancing transactions that replaced our near-term maturities with longer-dated but higher coupon debt. Foreign exchange movements mainly relate to the non-cash revaluation of our foreign currency denominated debt. Similarly, other financial income/(losses) is primarily non-cash and in 2009 included an exceptional gain of $190 million resulting from a debt exchange transaction. See “Certain Relationships and Related Party Transactions—Debt Transactions—July 2009 Exchange Offers.”

Loss before income taxes

Loss before income taxes increased to $363 million in 2010 from $150 million in 2009 because the improvement in operating income was more than offset by the increase in net finance expense in 2010.

Income tax expense

Income tax expense was $20 million in 2010 compared to $51 million in 2009. Income tax expense included current tax charges of $51 million and $44 million, respectively, primarily related to tax in certain countries where taxable profits are not offset by interest costs or brought forward losses. 2010 current tax charges were offset by a $31 million deferred tax credit, mainly related to tax losses, while 2009 income tax expense included a $7 million deferred tax charge.

Results of Operations for the Freight Management Segment

The following table summarizes our financial results before specific items for our Freight Management business for the years ended December 31, 2009 and 2010, including the product split within this segment:

	Year Ended December 31,
	2009	2010	% Change
	(in $ millions) (before specific items)
Air	2,427	3,226	32.9%
Ocean	793	1,145	44.4%

Total Revenue	3,220	4,371	35.7%

Air	817	883	8.1%
Ocean	219	237	8.2%

Total Net Revenue(1)	1,036	1,120	8.1%

Net Revenue Margin	32.2%	25.6%
Other operating expenses(2)	(927)	(987)	6.5%

Adjusted EBITDA	109	133	22.0%

Adjusted EBITDA as % of Net Revenue	10.5%	11.9%

(1)	See “—Alternative Performance Measures—Net revenue for the Freight Management Segment.”
(2)	Excludes cost of transportation (which is already included in net revenue), depreciation, amortization and impairment.

Revenue

Revenue for the Freight Management segment increased by 35.7% to $4,371 million in 2010.

Air revenue increased by 32.9% to $3,226 million in 2010 and Ocean revenue increased by 44.4% to $1,145 million. In each case, growth was driven by higher volumes and increased fuel surcharges as a result of higher oil prices. In both the Air and Ocean sectors, the volume growth was significantly driven by Asia—in particular the Asia-U.S. and Asia-Europe lanes.

Net revenue

Net revenue increased by 8.1% to $1,120 million in 2010. Air net revenue increased by 8.1% to $883 million and Ocean net revenue increased by 8.2% to $237 million in 2010. In each case, increases in net revenue were primarily driven by volume growth, which more than offset decreased net revenue margin. In 2009, the significant surplus carrier capacity in both the Air and Ocean markets resulted in very competitive transportation prices, and as a result our net revenue margin was relatively high. However, carriers took measures to reduce surplus capacity and to increase prices, and when volumes recovered toward the end of 2009 and into 2010, they were able to charge higher rates due to the resulting lack of capacity in the market. We were able to pass these rate increases onto our customers, but not quickly enough to avoid a temporary impact on our net revenue margin.

Operating expenses before specific items excluding transportation costs, depreciation, amortization and impairment (“other operating expenses”)

Other operating expenses increased by 6.5% to $987 million in 2010. The increase was largely driven by the increase in personnel expenses, mostly due to an increase in the number of staff required to handle the volume growth, mainly in Asia Pacific and Americas, and to a smaller extent due to general wage increases.

Adjusted EBITDA

Adjusted EBITDA increased by 22.0% to $133 million in 2010, as a result of increased customer volumes as well as the full year impact of cost reduction programs implemented during 2009 and in the course of 2010, which included some consolidation of overlapping stations. Adjusted EBITDA as a percentage of net revenue increased from 10.5% in 2009 to 11.9% in 2010, reflecting improved productivity in our Freight Management operations.

Results of Operations for the Contract Logistics Segment

The following table summarizes our financial results before specific items for our Contract Logistics business segment for the years ended December 31, 2009 and 2010:

	Year Ended December 31,
	2009	2010	Change %
	(in $ millions) (before specific items)
Revenue	4,453	4,692	5.4%
Operating expenses excluding depreciation, amortization and impairment	(4,234)	(4,440)	4.9%

Adjusted EBITDA	219	252	15.1%

Adjusted EBITDA margin	4.9%	5.4%

Revenue

Revenue increased by 5.4% to $4,692 million in 2010. The improved global market conditions contributed to our revenue growth, with generally higher customer volumes compared to 2009. In particular, there was continued strong recovery in the automotive sector, particularly in the U.S., Brazil and China. Our growth was offset to some extent by in-sourcing by a SEMEA customer at the end of 2009.

In 2009 and 2010 we enhanced our focus on sectors and geographies that we consider to be strategically important. This started to yield benefits in 2010, with strong revenue growth in the technology and consumer & retail sectors and in countries such as Brazil, India and Turkey.

Operating expenses before specific items excluding depreciation, amortization and impairment

Operating expenses before specific items excluding depreciation, amortization and impairment increased by 4.9% to $4,440 million in 2010. The increase in operating expenses was mostly driven by an increase in third-party transportation costs related to increased volumes from new and existing business. Personnel expenses increased by only 1.0%, and property costs were slightly lower than in 2009. Both personnel and property expenses decreased marginally due to the customer in-sourcing noted above. Growth in operating expenses was also limited by the cost reduction programs that we implemented during 2009 and in the course of 2010, such as our LEAN cost-efficiency program.

Adjusted EBITDA

Adjusted EBITDA increased by 15.1% to $252 million in 2010. The improvement in profitability resulted primarily from the combination of revenue growth and the positive impact of the cost reduction programs that we implemented during 2009 and in the course of 2010, including further improvements under our LEAN cost-efficiency program.

Alternative Performance Measures

Specific Items

Specific items are those that in our judgment are exceptional by virtue of their size, nature or incidence. The principal events which may give rise to a specific item include the restructuring and integration of businesses, finance restructuring, material litigation costs, the cost of implementing a cost reduction program and income and expenses arising from significant disposals of assets and businesses. This is consistent with the way that financial performance is measured by management and reported internally. Specific items are excluded from the measure of business performance for internal reporting purposes as they may distort the comparability of our reporting of financial performance from period to period. In this regard, we believe that presentation of our results in this way is relevant to investors, and enhances an understanding of our financial performance.

	Year Ended December 31,
	2009	2010	2011
	(in $ millions)
Antitrust investigation	13	17	17
Expenditures for ACE and UNO cost reduction programs	2	35	60
Expenditures for other cost reduction programs	14	6	2
Redundancy and restructuring costs	46	27	19
Impairments	2	5	—
Gain on debt transaction	(190)	—	—
Losses on debt transactions	17	17	—
Other items	32	12	10

Total expense/(income)	(64)	119	108

Antitrust investigation

Represents expenses incurred in connection with the ongoing antitrust investigations. For further details see note 23 to our audited consolidated financial statements and “Business—Litigation and Legal Proceedings— Surcharge Antitrust Investigation and Litigation.”

Cost reduction programs

Represents expenses incurred in relation to significant cost reduction programs. In 2009 these cost reduction programs were implemented across various areas of the business in response to the macroeconomic conditions, and included consolidating back office functions and outsourcing information technology. In 2010 and 2011 these expenses primarily related to in the streamlining of our Freight Management systems (Program UNO) and the outsourcing and optimization of certain finance processes (Project ACE).

Redundancy and restructuring costs

Represents redundancy and restructuring costs, including severance payments for redundancy programs, costs relating to station consolidations and reorganizations, and costs incurred in the integration of country freight management and contract logistics operations, including non-recurring employee severance payments made in connection with the restructuring of our operations in Italy, the United Kingdom, Germany, Spain and The Netherlands.

Impairments

Represents impairments of a building prior to sale in 2010 and write-offs of brand names in North Europe in 2009.

Gain on debt transaction

The specific item recognized in finance income represents the gain arising from the 2009 debt exchange.

Losses on debt transactions

In 2009 and 2010, the specific items in finance expense relate to the accelerated amortization of debt issuance costs as a result of two distinct refinancing activities in 2010 and due to the debt exchange transaction in 2009.

Other items

Other items include gains or losses from the disposal of significant businesses or material assets such as properties, excess pension income or charges arising from a change in legislation or from curtailments of pension plans (including those related to Trattamento di Fine Rapporto legislation in Italy), costs to settle certain employee-related claims, dispute settlements, and impairments of prior period trade and other receivables.

Net Revenue for the Freight Management Segment

The following table is a reconciliation of net revenue to our operating profit/(loss) for the year.

	Year Ended December 31,
	2009	2010	2011
	(in $ millions) (before specific items)
Freight Management revenue	3,220	4,371	4,389
Freight Management transportation expenses	(2,184)	(3,251)	(3,162)

Freight Management net revenue	1,036	1,120	1,227

Operating expenses excluding transportation expenses	(927)	(987)	(1,054)

Freight Management—Adjusted EBITDA	109	133	173
Contract Logistics—Adjusted EBITDA	219	252	273
Specific items	(107)	(97)	(109)
Depreciation amortization and impairment	(275)	(241)	(236)

Operating profit/(loss)	(54)	47	101

Liquidity and Capital Resources

Our primary sources of cash flow have historically been cash flows from operating activities and proceeds from debt financing. We believe that cash flow from operating activities, available cash and cash equivalents, along with our access to borrowing facilities, will be sufficient to fund our liquidity requirements for the coming 12 months and going forward. As part of our cash flow management, we have improved our net working capital through procurement initiatives designed to leverage economies of scale and improve terms of payment to suppliers, as well as through collection initiatives designed to improve our billings and collections processes to reduce outstanding receivables. Our net working capital as a percentage of gross revenue decreased from (0.5)% in 2009 to (0.9)% in 2011.

At December 31, 2011, we had $375 million of total liquidity, comprised of $281 million in cash and access to $94 million of undrawn credit facilities held centrally, which consists of our revolving credit facility, ABL facility and other credit facilities. This is before taking into account the transactions described in note 31 “Events after balance sheet date” which, among other things, included an increase in our revolving credit facility commitments by €100 million (approximately $130 million equivalent) to further bolster our headroom.

Summary Historical Cash Flow Data

	Year Ended December 31,
	2009	2010	2011
	(in $ millions)
Cash flows from operations	389	220	289
Net cash flows from interest, taxes paid and sales of derivative financial instruments	(261)	(329)	(360)

Net cash (used in) from operating activities	128	(109)	(71)
Net cash used in investing activities	(107)	(65)	(79)
Net cash from financing activities	171	36	139

Net increase/(decrease) in cash and cash equivalents	192	(138)	(11)

Net Cash (used in) from Operating Activities

Cash generated from operations consists primarily of our net loss offset by changes in working capital, depreciation, amortization and impairment and other non-cash adjustments. Due to our continued focus on working capital management, our net working capital as a percentage of gross revenue came down from (0.5)% in 2009 to (0.9%) in 2011. Our net cash from operating activities represents our cash flows from operations after interest and taxes.

Our 2011 net cash from operating activities was an outflow of $71 million compared to an outflow of $109 million in 2010. Cash flow from operations significantly improved due to our improved operating income, but this increase was partly offset by an increase of the net cash outflow from interest and taxes. Interest payments in 2011 were $32 million higher than in 2010, largely due to the payment timing and interest rate impacts of various refinancing transactions and debt exchanges during the course of 2010 that replaced our near-term maturities with longer-dated but higher coupon debt.

In 2010, net cash used in operating activities was an outflow of $109 million but in 2009 was an inflow of $128 million. Interest payments in 2010 were $289 million, which was $28 million higher than in 2009, largely due to a new financing in October 2009. In addition, in 2009 we generated a non-recurring cash inflow of $29 million from the sale of a financial derivative, which offset our cash taxes paid for the year.

Net Cash used in Investing Activities

Net cash used in investing activities increased to $79 million in 2011 from $65 million in 2010, primarily due to lower property sale proceeds received in 2011 compared to 2010, partly offset by a decrease in capital expenditure.

Net cash used in investing activities decreased to $65 million in 2010 from $107 million in 2009, primarily due to the proceeds received in 2010 from property and equipment sales, generally as part of sale and leaseback transactions.

Net Cash from Financing Activities

In 2009, 2010 and 2011, there were inflows of $171 million, $36 million and $139 million from financing activities respectively, which were mainly due to increases in long term borrowings in 2009 and increases in short term and revolving borrowings in 2010 and 2011.

Capital Expenditures

Our total capital expenditures were $136 million, $150 million and $102 million in 2009, 2010 and 2011, respectively. However, we believe that net capital expenditure is the most appropriate metric to evaluate our underlying capital expenditure trends because it ensures, for example, that an asset that was not intended as an investment, and which was bought only to be sold and leased back shortly thereafter, is treated similarly to an asset that was leased from the beginning. We made net capital expenditures of $129 million, $118 million, and $95 million in 2009, 2010, and 2011, respectively. We currently expect our total capital expenditures and net capital expenditures to be approximately $115 million and $105 million, respectively, for the year ended December 31, 2012.

The following table provides a breakdown of our capital expenditures for property, plant and equipment by business segment for the periods indicated:

	Year Ended December 31,
	2009	2010	2011
	(in $ millions)
Freight Management	25	32	28
Contract Logistics	111	118	74

Total Capital Expenditure	136	150	102
Finance leases and other	(7)	(32)	(7)

Total Net Capital Expenditure	129	118	95

Generally, new Contract Logistics wins represent the largest component of our capital expenditures, primarily consisting of investments in warehousing, equipment and supplies. We typically attempt to contractually match, on a back-to-back basis, the contractual term, termination rights and other provisions of our contracts with our customers with those of our suppliers. The nature of these capital expenditures is largely driven by contractual requirements and customer preferences. For example, we may perform services for customers within customer owned premises, or alternatively, we may lease and fully fit out a purpose built or leased facility in order to provide services to customers. The nature and types of our historical capital expenditure requirements are generally expected to continue going forward, though we have gradually reduced our underlying net capital expenditure, relative to the size of our business, by adopting a thorough and disciplined investment approach. Net capital expenditure represented 1.3% of revenue in 2010 and 1.0% for the year ended December 31, 2011, which has decreased from 1.7% in 2009.

Existing Financing Arrangements

The summary below sets out the outstanding principal amounts of our indebtedness as of December 31, 2011 on a historical basis and as adjusted for the February Refinancing, but without adjustments to account for our intended use of proceeds from this offering to repay or otherwise extinguish a portion of our existing indebtedness, which will reduce the amount of debt we have outstanding. See “Use of Proceeds,” “Capitalization” and “Certain Relationships and Related Party Transactions—February Refinancing” for information about the adjusted amounts.

	Currency	Nominal interest rate	Maturity	Amount drawn or outstanding at December 31, 2011	Amount drawn or outstanding as adjusted for February Refinancing
				(in $ millions)	(in $ millions)
Senior Secured Facilities—Tranche A (EUR)	Euro	EURIBOR + 3%	November 2013	83	—
Senior Secured Facilities—Tranche B (EUR)	Euro	EURIBOR + 5%	August 2016	134	134
Senior Secured Facilities—Tranche A (USD)	US dollar	US LIBOR + 3%	November 2013	129	—
Senior Secured Facilities—Tranche B (USD)	US dollar	US LIBOR + 5%	August 2016	335	335
Senior Secured Facilities—Revolver (EUR)	Euro	EURIBOR + 4%	November 2015	52	—
Senior Secured Facilities—Revolver (USD)	US dollar	Prime Rate + 3%	November 2015	—	—
First Lien Senior Secured Notes	US dollar	8 3/8%	December 2017	450	775
First-and-a-Half Priority Lien Notes	US dollar	11 5/8%	October 2016	210	210
Junior Lien Notes	US dollar	11 1/2%	April 2018	702	702
12% Senior Notes	Euro	12%	September 2014	14	14
12 3/4% Senior Unsecured Notes	US dollar	12 3/4%	March, 2020	—	620
8.5% Senior Notes	Euro	8 1/2%	December 2014	345	—
Extended Senior Notes	Euro	8 1/2%	June 2018	94	—
Senior Unsecured Facility loans	US dollar	9 3/4%	August 2015	165	—
Senior Unsecured Facility Extended loan	US dollar	9 3/4%	June 2018	629	113
Senior Subordinated Notes	Euro	10%	December 2016	105	—
Extended Senior Subordinated Notes	Euro	10%	June 2018	74	—
ABL Facility	US dollar	Variable	November 2015	142	131
PIK Notes	Euro	EURIBOR + 7 3/4%	June 2017	581	123
Bank overdrafts	Various	Various	Various	87	87
Finance lease liabilities	Various	Various	Various	54	54
Other loans	Various	Various	Various	66	66

For further information, see note 4 and note 16 to our audited consolidated financial statements and “Description of Certain Indebtedness.”

From time to time, depending upon market, pricing and other conditions, as well as our cash balances and liquidity, we or our affiliates, including Apollo, may seek to acquire or sell notes or other indebtedness of ours through open market purchases or sales, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as we or our affiliates may determine (or as may be provided for in the indentures or other documents governing the notes or other indebtedness), for cash or other consideration. In addition, we have considered and will continue to evaluate potential transactions to reduce our outstanding debt (such as debt for debt exchanges and other similar transactions), to extend our debt maturities or enter into alternative financing arrangements, as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to us or otherwise engage in transactions to provide liquidity to us. There can be no assurance as to which, if any, of these alternatives or combinations thereof we or our affiliates may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, our financial performance and the limitations applicable to such transactions under our financing documents.

Debt Covenants

Our debt contains customary covenants and events of default that, among other things, restrict, subject to certain exceptions, our ability and the ability of our subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividends and other restricted payments. In addition, our senior secured credit facilities contain a covenant that requires the borrower to maintain a ratio of net secured first lien debt to Covenant EBITDA of no more than 4.0 to 1.0, tested on a quarterly basis (as determined under our senior secured credit facilities). The definition of Covenant EBITDA allows us to add back certain non-cash or non-recurring charges that are deducted in determining net income (for example, restructuring costs) and to add the future benefit of identified cost reduction programs.

At December 31, 2011, we reported a ratio of 1.94 to 1.00, which was in compliance with this covenant, and we believe we have sufficient working capital and undrawn financing facilities to service our operating activities and continued growth ambitions for the foreseeable future. See “Description of Certain Indebtedness—Senior Secured Facilities—Certain Covenants and Events of Default” for more information on our Covenant EBITDA.

Contractual Obligations

The following tables summarize our material contractual obligations as of December 31, 2011, with and without taking account of our intended use of proceeds from this offering to repay or otherwise extinguish a portion of our existing indebtedness. See “Use of Proceeds” and “Capitalization” for information about the adjusted amounts. The tables below do not reflect the substantial reduction in indebtedness as a result of the February Refinancing.

	Expected Cash Payments due by Period as of December 31, 2011
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(in $ millions)
Notes	—	358	314	1,322	1,994
Bank borrowings and overdrafts	128	212	830	1,233	2,403
Interest on borrowings	333	651	533	577	2,094

Subtotal	461	1,221	1,677	3,132	6,491
Finance leases(1)	10	25	16	39	90
Operating leases(2)	338	427	240	448	1,453
Purchase commitments(3)	4	—	—	—	4

Total(4)	813	1,673	1,933	3,619	8,038

(1)	Finance leases primarily relate to warehouses in Europe.
(2)	Operating leases primarily relate to warehouse rental contracts, trucks and trailers and material handling equipment.
(3)	Purchase commitments include commitments in relation to the acquisition of tangible and intangible assets.
(4)	Retirement benefit obligations of $121 are accrued as of December 31, 2011 and are not presented in the contractual obligations table above as the timing of the settlement of this obligation is uncertain.

	Expected Cash Payments due by Period as of December 31, 2011, as adjusted for the February Refinancing
	Less than 1 year	1 to 3 years	3 to 5 years	After 5 years	Total
	(in $ millions)
Notes	—	13	209	2,098	2,320
Bank borrowings and overdrafts	128	—	601	259	988
Interest on borrowings	266	529	498	742	2,036

Subtotal	394	542	1,309	3,098	5,344
Finance leases(1)	10	25	16	39	90
Operating leases(2)	338	427	240	448	1,453
Purchase commitments(3)	4	—	—	—	4

Total(4)	746	994	1,565	3,585	6,891

(1)	Finance leases primarily relate to warehouses in Europe.

(2)	Operating leases primarily relate to warehouse rental contracts, trucks and trailers and material handling equipment.
(3)	Purchase commitments include commitments in relation to the acquisition of tangible and intangible assets.
(4)	Retirement benefit obligations of $121 are accrued as of December 31, 2011 and are not presented in the contractual obligations table above as the timing of the settlement of this obligation is uncertain.

Selected Expected Cash Payments due by Period Adjusted for the Proceeds of this Offering and the Expected Use of Proceeds
	Less than 1 year	1-3 years	3 to 5 years	After 5 years	Total
(in $ millions)
Notes
Bank borrowings and overdrafts
Interest on borrowings

Total

The outstanding balance of short-term borrowings as of December 31, 2011 was $134 million, of which the weighted average interest was 4.7%. The average balance for the year was $70 million, while the maximum balance of the short-term borrowings was $134 million during 2011.

Off-Balance Sheet Arrangements

As is common in our industry, we have entered into certain off-balance sheet arrangements in the ordinary course of business that result in risks not directly reflected in our balance sheets. Our significant off-balance sheet arrangements include liabilities associated with guarantees secured by letters of credit, surety bonds and security time deposits and non-cancelable operating leases. We have not engaged in any off-balance sheet financing arrangements through special purpose entities. Guarantees are described below and operating leases are described in “—Contractual Obligations.” We have no other off-balance sheet arrangements.

The total amount of guarantees as of December 31, 2011 was $343 million, of which $225 million was issued but undrawn under our synthetic letter of credit facility. These guarantees were mainly issued in connection with our operating business obligations under lease contracts, customs duty deferment and central and local credit lines. Certain of the obligations under the guarantees issued by banks and other financial institutions have been secured by certain of our subsidiaries.

Principal Accounting Policies, Critical Accounting Estimates and Key Judgments

Our principal accounting policies are set out in note 2 to the audited consolidated financial statements which appear elsewhere in this prospectus.

New standards and interpretations not yet adopted are also disclosed in note 2 to the audited consolidated financial statements which appear elsewhere in this prospectus. See also “Risk Factors—Risks Related to Our Business—Potential future changes in accounting standards may impact reporting of our performance and our financial position.”

The preparation of financial statements in accordance with generally accepted accounting principles under IFRS requires us to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the financial statements. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The estimates, judgments and assumptions that we believe have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

Impairment of Goodwill

We test annually, or more regularly if required, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.11 of the audited consolidated financial statements. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. The value-in-use calculations use a perpetual growth rate for cash flows projected beyond five years of 2% and a pre tax discount rate of 11.5%. Decreasing both these assumptions by 1% does not have an impact on our conclusion that goodwill is not impaired at any of the measurement dates. Refer to note 6 of the audited consolidated financial statements for the key assumptions used for the value-in-use calculations and a sensitivity analysis.

Income Taxes

We are subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business determined according to complex tax laws and regulations. Where the effect of these laws and regulations is unclear, we use estimates in determining the liability for the tax to be paid on our past profits which we recognize in our financial statements. We believe the estimates, assumptions and judgments are reasonable, but this can involve complex issues which may take a number of years to resolve. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

The value of our current and deferred income tax liability is disclosed on the consolidated balance sheet in the audited consolidated financial statements.

Retirement Benefit Obligations

The present value of our pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost or income for pensions include a discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

Other key assumptions inherent to the valuation of our pensions and the determination of our pension cost include employee turnover, inflation, expected long term returns on plan assets and future wage increases. The expected return on plan assets is determined by considering the expected returns available on assets underlying the current investments policy. These assumptions are given a weighted average and are based on independent actuarial advice and are updated on an annual basis. Actual circumstances may vary from these assumptions, giving rise to a different pension liability.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Significant judgment is required in determining these actuarial assumptions. Refer to note 17 of the audited consolidated financial statements for the principal assumptions used.

Provisions and Contingent Liabilities

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against CEVA often raise difficult and complex factual and legal issues. These are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, we consult with legal counsel and certain other experts on matters related to litigation.

We recognize a provision when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event that a material adverse outcome is possible and an estimate is not determinable, the matter is disclosed. Refer to note 23 of the audited consolidated financial statements for further information regarding contingent liabilities.

Quantitative and Qualitative Disclosures about Market Risk

In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in note 4 to our audited consolidated financial statements. The following analysis provides a summary of our exposure to the financial risks described above.

Market Risk

Foreign currency exchange risk. Given our global operations we receive revenue, pay costs, and record income, assets and liabilities in a number of different currencies, and therefore our results are impacted when these currencies fluctuate in relative value among themselves and against the U.S. dollar, which is our reporting currency.

Interest rate risk. While the interest rate on the majority of our indebtedness is fixed, a portion of our indebtedness requires us to pay interest based on a spread over a variable market rate, and we are therefore exposed to the risk that this underlying rate increases unexpectedly.

Commodity risk. Given our significant forwarding and transportation-related activities, we are exposed to the risk of an increase in fuel price. However, we generally pass on these changes to our customers, either through contractual pass-through terms or by adjusting our prices accordingly.

Credit Risk

Credit risk arises from the risk of collectability of our accounts receivable in particular and more generally the risk that counterparties, including banks holding our cash and cash equivalents, fail to meet their contractual obligations, for example due to insolvency or default.

Liquidity risk

Liquidity risk is the risk that we do not have sufficient headroom available to meet both our day-to-day operating requirements and debt servicing obligations. At December 31, 2011, we had $375 million of total liquidity, comprised of $281 million in cash and access to $94 million of undrawn credit facilities which consists of our revolving credit facility, ABL facility and other credit facilities. This is before taking into account the transactions described in note 31 “Events after balance sheet date” which, among other things, included an increase in our revolving credit facility commitments by €100 million (approximately $130 million equivalent) to further bolster our headroom.

BUSINESS

Overview

We are the world’s second largest non-asset based supply chain management company, as measured by 2011 revenues. We design, implement and operate end-to-end supply chain solutions using a combination of international air, ocean and domestic freight forwarding, contract logistics and other value-added services. We operate globally in over 170 countries in over 1,000 locations. We generated approximately 40% of our 2011 revenues from high-growth geographies, including Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, and have leading positions in North America and Western Europe. This global presence allows us to fulfill the increasingly international supply chain needs of our portfolio of over 15,000 customers. Our services enable our clients to focus on their core competencies while we leverage our international network, technology systems, scale and operating expertise to reduce our clients’ costs and inventory needs, shorten their lead time to market, and enhance their supply chain visibility. Our non-asset based strategy enables us to quickly scale our operations in order to grow our business with new and existing customers, and positions us to maximize our return on capital. With sales generated across a balanced business, geographic and industry mix, we have a well-diversified revenue stream and significant access to growth opportunities.

We offer a wide range of services that are classified into two business segments: “Freight Management” and “Contract Logistics.” In Freight Management, we are one of the six largest air freight forwarders globally and have been the fastest growing ocean freight forwarder among our peers in recent years. Our Contract Logistics business is the second largest in the world. We utilize our full suite of services and leverage the significant synergies between our two segments to deliver integrated end-to-end solutions to our customers. As a result of our balanced revenues and global scale, we are able to serve both international and regional customers as well as benefit from the overall globalization of trade and manufacturing.

We have a strong and diversified presence in targeted industries where we believe our services are most valued and which have the most potential for growth. Our expertise in these industries has been developed through long-term partnerships with our customers, as evidenced by an average relationship of approximately 19 years (as of December 31, 2011) with our top 20 clients. Our customer base includes blue chip clients such as General Motors, Johnson & Johnson, Lenovo, Miele, Petrobras, Procter & Gamble, Samsung, Seadrill and SAIC. We serve 23 of the top 25 supply chains in the world, based on operational and financial performance and peer surveys as defined by Gartner. Our customer portfolio is also well balanced, with our top 10 customers representing 23% of our 2011 revenues and no single customer representing more than 5%.

For the fiscal years ended December 31, 2009, 2010 and 2011, we generated revenues of $7.7 billion, $9.1 billion and $9.6 billion, respectively, Adjusted EBITDA before management fees of $336 million, $392 million and $454 million, respectively, and a return on capital employed of 25%, 35% and 47%, respectively. For the fiscal years ended December 31, 2009, 2010 and 2011, we generated net losses of $201 million, $383 million and $358 million, respectively. We generated net losses in these periods principally as a result of amortization from acquisitions as well as high net financial expense, which should reduce significantly as a result of the February Refinancing and the repayment of indebtedness with the proceeds of this offering. For more information, see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing.”

Our Industry Opportunity

We operate in the fast-growing supply chain management industry, which we believe benefits from long-term structural trends driving market growth above GDP, including the ongoing trend towards outsourcing of logistics and growth in global trade. We believe CEVA is positioned to gain market share as we are one of few players able to offer integrated end-to-end freight forwarding and contract logistics solutions globally, with significant exposure to high growth geographies and industries.

Companies in our industry provide outsourced supply chain management and transportation solutions to local, regional and international customers. The industry is divided into two broad sub-sectors—freight forwarding and contract logistics—which are highly complementary services and can be provided together as integrated supply chain solutions.

•

Freight forwarders serve their customers by arranging and overseeing the transportation of products and materials by air, ocean and ground. Freight forwarders organize and consolidate shipments, procure and track transportation, and provide ancillary value-added services such as preparation and submission of documentation, oversight of customs and other clearance processes, and warehousing and auditing of shipments. The total global freight forwarding market was $162 billion in 2010, based on estimates by Transport Intelligence (“TI”), a leading independent source of research and analysis for the global logistics market. We estimate that approximately 50% of the global air and ocean freight market was managed by third-party service providers such as CEVA, and believe this share will continue to increase as companies increasingly look to outsource these services to specialists.

•

Contract logistics providers manage their clients’ supply chain operations, typically under multi-year contracts in which the contract logistics company’s systems and employees are integrated into and take over responsibility of critical logistics functions. Responsibilities include organizing and optimizing warehousing, transport routes and providers—whether inbound, outbound or dealing with aftermarket returns—kitting and sequencing unassembled parts, providing support during manufacturing, picking and packing finished goods, and providing quality control and other value-added services. According to TI, the total global contract logistics market was $1,182 billion in 2010, of which only $194 billion, or 16%, was outsourced to third-party contract logistics providers. Opportunities to increase market penetration exist not just in emerging markets like China (where 97% of contract logistics is still in-house, according to TI), but also in developed markets like the U.S. (79% still in-house) and Germany (66% still in-house), as they trend toward market leaders in outsourcing such as the U.K. (51% still in-house).

We believe we operate in a “GDP++” growth industry. Our growth is driven by GDP, plus (i) globalization of international trade, which increases the scale and number of global shipments and supply chains; plus (ii) increased outsourcing to third-party supply chain managers, which increases the addressable market for our services. For example, from 2004 to 2008, global GDP growth was 4.5% per year, global trade growth was 6.6%, and the outsourced freight forwarding and contract logistics markets grew at 14.9% and 13.1% respectively. With approximately 84% of contract logistics and 50% of freight forwarding still managed in-house globally, we expect these trends to continue as outsourcing allows our customers to focus on their core operations and improve supply chain costs and performance by leveraging the scale, experience and systems of service providers. The outsourced freight forwarding and contract logistics markets are expected to grow at CAGRs of 8.9% and 9.8% respectively from 2010 to 2014, according to data reported by TI.

In addition to the above attractive industry growth characteristics, we expect the global leaders in our industry to continue to gain market share, especially those who can provide integrated end-to-end solutions. The increasingly global footprint of our customers’ supply chains and end markets require service providers who have the global scale, relationships and technology systems to oversee and optimize these operations. We also see increasing demand from companies looking for “one-stop” providers, such as CEVA, who are able to offer integrated end-to-end freight forwarding and contract logistics solutions, which optimize the performance, cost and cash flow of their supply chains, and provide greater visibility. There are few truly integrated players of size able to offer combined freight forwarding and contract logistics solutions, and we are one of only four companies who achieved a top ten global market position in both sub-sectors in 2010, according to TI.

Asset intensity varies across the industry. We are a non-asset based company. When providing freight forwarding services we almost exclusively outsource transportation to third-party carriers. In our contract logistics operations we almost exclusively utilize customer owned or leased facilities and equipment. Other supply chain companies may provide some non-asset based services but have significant asset intensive business lines, such as owning and operating trucks, airplanes, ships or other equipment. We are one of only two non-asset based companies with top ten global positions in both freight forwarding and contract logistics in 2010, according to TI.

Our Service Offerings

We design, implement and operate end-to-end integrated solutions using a combination of international air, ocean and domestic freight forwarding, contract logistics, and other value-added services, which we classify into two business segments: Freight Management and Contract Logistics.

Freight Management

Our Freight Management segment operates in a high-growth market driven by global GDP growth and growth in global trade of materials and products. We provide non-asset based transport solutions that coordinate the movements of products and materials for our customers, using our scale and expertise to lower their total transportation costs and our specialized systems to improve visibility along the supply chain. Key services include international air, ocean and domestic freight forwarding, customs brokerage and other value-added services. We do not own aircraft or vessels and instead almost exclusively outsource transportation to third-party carriers. We operate through a network of over 255 stations across six continents where our employees organize the consolidation of freight and work with transportation suppliers to arrange for the delivery of our customers’ shipments. We leverage our scale and capabilities to provide our customers with attractive transportation options in terms of cost, speed, reliability and security. Our Freight Management revenue mix is more strongly weighted than the overall market to the fast growing Asia Pacific (excluding Japan) region. While this region only represented 28% of the overall market in 2010, we were able to increase our revenue in the region from 33% to 38% of total freight management sales from 2008 to 2011. This positions us well for attractive growth given freight forwarding revenue in this region is expected to grow at a 15.0% CAGR from 2010 to 2014, based on data from TI.

We operate a non-asset based, structurally flexible and scalable business model. We do not own or operate aircraft or vessels, instead contracting asset-intensive third-party carriers (such as airlines or ocean carriers) to ship freight on our behalf. This allows us to tailor our services to our clients’ needs by choosing among the various transportation methods and providers available. In addition, by not owning physical assets such as planes and ships, we limit our fixed cost base and capital expenditure, which allows us to scale our business quickly with limited additional investment and generates higher and more stable returns on capital for our shareholders. We generally derive our revenues from charging a spread over the carrier’s charge to us for transporting the shipment, in addition to charges for customs brokerage and other ancillary services that we are able to sell to our customers. Because of the volume of freight we control and our ability to consolidate shipments, we are generally able to obtain lower rates per kilogram or container than the shipper would be able to procure by going directly to the carrier. Due to our experience in providing these services and our understanding of the global transportation network, we are able to provide our customers with highly effective and flexible solutions.

As a freight forwarder, we typically act as a freight consolidator: we obtain shipments from our customers, consolidate shipments bound for a particular destination, determine the best transportation route for the shipment to its destination, select the carrier on which the consolidated lot is to move and tender each consolidated lot as a single shipment to the carrier for transportation to a destination. We select the carrier for a shipment based on route, service capability, available cargo capacity and cost, and charter cargo aircraft and vessels depending upon seasonality, freight volumes and other factors. At the destination, we or our agent receive the consolidated lot, break it into its component shipments and distribute the individual shipments to the consignees. Occasionally, when the volume on a given route does not warrant consolidation with other shipments or when specifically requested by our customers, we forward the freight individually as an agent of the carrier transporting the shipment. Whether acting as a consolidator or agent, we leverage our scale, global network and local knowledge to provide our customers with optimal transportation execution in terms of cost, speed, reliability, and security.

As part of our Freight Management offering, we also provide worldwide customs brokerage and other ancillary services. In our capacity as a customs broker, key services include preparing and filing formal documentation as well as facilitating customs bonds and the payment of duties and collection of refunds. Our customs brokers and support staff have substantial knowledge of the complex tariff laws and customs regulations in their respective countries, and within the U.S. we employ a significant number of personnel holding individual customs broker licenses. We also provide consulting and other ancillary services to our Freight Management customers, such as picking and packing, labeling and home delivery.

Our Freight Management services are grouped as follows:

•

Air. We typically act as an indirect carrier, consolidating freight and forwarding shipments via international and domestic air carriers, as well as providing some ground-based solutions, principally in support of our air freight operations. We also provide customs brokerage and other value added services such as picking and packing, labeling and home delivery.

•

Ocean. We provide our customers with ocean freight forwarding services, consolidating and coordinating their shipments via ocean carriers over all major global trade lanes. We also offer related customs brokerage services.

Contract Logistics

Our Contract Logistics segment operates in a large, under-penetrated and fast-growing global market, providing solutions to our clients by assuming control of all or a portion of their supply chain operations, typically under multi-year contracts. Key services include inbound logistics, manufacturing support, outbound/distribution logistics and aftermarket/reverse logistics. We use our proprietary information systems, deep expertise in our customers’ industries, and culture of operational excellence to optimize the performance, cost and cash flow of our clients’ supply chain activities. Contracts are typically for three to five years, with high renewal rates as switching costs are typically material given our systems and employees are integrated into our customers’ operations. Our non-asset based business model operates almost exclusively using leased or customer-owned facilities and with minimal net working capital. We manage over 900 locations across six continents, the majority of which are leased on a back-to-back basis with our customer contracts. According to data reported by TI, we are one of only two companies in the world with top ten market positions in Contract Logistics in each of the Americas, Asia Pacific and Europe. We believe this is a critical advantage in winning new business given the increasingly global nature of the industry. In addition, our Contract Logistics revenue mix is more strongly weighted than the overall market to high-growth geographies. While high-growth geographies only represented 27% of the overall market in 2010, according to TI, we were able to increase our revenue in these regions from 24% to 35% of total contract logistics sales from 2008 to 2011. This positions us well for attractive growth given contract logistics revenue in high-growth geographies is expected to grow at a 15.1% CAGR from 2010 to 2014, based on data from TI.

We deliver our services mainly through the provision of people, technology and systems and typically work on leased or customer-owned premises with modest capital expenditures tied to new contract wins. When we win new business, we often lease assets and hire employees specifically for that contract, and the substantial proportion of our leases are scheduled to terminate in line with contract maturities in order to reduce the potential burden of unutilized assets. As of December 31, 2011, our multi-year contracts have a weighted average duration approaching three years. The majority of our contracts are based on a price per unit of volume, with protections related to volume and scope changes and indexation clauses such as fuel cost pass-through and inflation adjustments. We tend to have high renewal rates as a result of our performance and incumbent advantage related to experience and integration into our customers’ operations and systems, which has helped us to build an average relationship of approximately 19 years with our top 15 Contract Logistics customers.

Our Contract Logistics services can be grouped as follows:

•

Inbound Logistics. We optimize our customers’ collection routes, reduce their inventory through warehouse management and consolidation, enhance their production efficiency by kitting and sequencing their unassembled parts, and provide quality control and other value-added services.

•

Manufacturing Support. We manage our customers’ inventory to maintain optimal stock levels for manufacturing, and support product line replenishment and feeding procedures. We also provide customized solutions to package finished goods and facilitate safe transport.

•

Outbound / Distribution Logistics. We provide dedicated warehousing tailored to individual customer needs and also manage multi-user solutions focused on industry-specific requirements. We also arrange transport between customer locations and coordinate the distribution of our clients’ finished products to end customers, typically using third-party local operators. Finally, we provide related services such as picking and packing, home delivery and installation of large items.

•

Aftermarket / Reverse Logistics. We provide spare parts warehousing and forward stock locations to support aftermarket activities such as swaps, returns and repairs. We also manage call centers to perform diagnostics and coordinate distribution and collection services.

Integrated Business Model and Cross-Selling

Our integrated business model allows us to act as a “one-stop” provider for all our customers’ supply chain needs, and provide integrated end-to-end solutions that optimize the performance, cost and cash flow of their supply chains. This model facilitates unique cross-selling opportunities, positions us to attract new clients, and has had a high level of success, out-performing our original targets.

Our sales staff are trained to sell our full suite of services and are organized by industry sector rather than product. This helps us to better address each industry’s unique requirements and positions us to expand our customer relationships and win more business across their supply chain. The increasing scale and complexity of our customers’ operations have driven demand for suppliers that can offer a full spectrum of supply chain management services across multiple geographies. Our ability to manage the complete supply chain allows our customers to reduce the number of service providers they engage, thus saving them time and money and simplifying their operations, while also providing enhanced supply chain visibility.

As a long-term contract logistics provider with control over critical parts of our clients’ supply chains, we are ideally positioned to cross-sell freight forwarding and other services. Similarly, we seek to introduce our freight forwarding clients to our contract logistics services, such as packing or kitting at origination or destination, as a stepping stone to cross-selling our full suite of contract logistics solutions. We set ourselves cross-selling targets after developing our integrated business model in 2007, and achieved $773 million of cumulative cross-selling revenues through 2009, exceeding our three-year target of $712 million after only two years. This effort has been so successful that almost 70% of our Century customers used both our Freight Management and Contract Logistics services in 2011.

As an example, one such customer is a top 10 global software and electronics company. Our relationship started in 2007 with air freight shipments from China to the United States. We subsequently won ocean freight business and cross-sold other offerings to develop our current end-to-end solution. We now provide air and ocean freight forwarding, inbound and outbound logistics, U.S. domestic distribution and services from our elite Supply Chain Solutions team. This has helped increase our revenue from this customer from $23 million in 2008 to $82 million in 2011 (which management estimates is approximately one third of its supply chain spend), and has delivered benefits to the customer including an estimated $5 million in annual supply chain cost savings and rapid deployment capabilities for product launches.

In addition to cross-selling, we also use our integrated business model and industry expertise to adapt and sell proven supply chain solutions across sectors. For example, we recently took the inbound logistics expertise developed extensively in the automotive industry and adapted it to create an inbound logistics solution for a leading global consumer and retail company, which is one of our top 100 customers. In 2010 we launched the pilot plant using our Zero Defect Start-ups methodology and instituted over 40 further improvement projects once in operation. This increased on time delivery from key suppliers to 95.5% from 40-50% and decreased annual transport costs to the customer by 17%. Due to the success of the project, we were asked to apply the solution to four additional plants and have realized another 12% savings on transportation spending through further optimization. Our experience with this customer demonstrates our ability to cross-sell our industry expertise to deliver benefits to our customers and increase our share of their supply chain spend.

As our customers have shifted to sourcing, manufacturing and distributing products on a global basis, the complexity, cost and risk of their supply chains have increased. To tackle the most complex, integrated solutions, we have created an elite Supply Chain Solutions (“SCS”) organization to better serve the needs of our multinational and Century customers with large, global supply chains. The SCS team provides solutions that manage global sourcing and inventory activity, monitor supplier and third-party transport provider performance, and enable end-to-end supply chain visibility.

Our Competitive Advantages

We have several competitive strengths which make us well-positioned for future growth:

Global scale and capabilities. We have the fourth largest supply chain management business in the world and operate in over 170 countries at over 1,000 locations. We are the second largest supply chain management company with a non-asset based business model, and are one of only two non-asset based companies with top 10 global market positions in both freight forwarding and contract logistics. We benefit from a globally balanced revenue profile and significant local market positions across North America, South America, Asia Pacific and Europe. We offer services in six continents with a network of over 255 Freight Management stations and oversight of over 10 million square meters of managed, predominantly Contract Logistics, manufacturing and warehouse space. Our scale and geographic footprint make us a key partner for transportation providers, as highlighted by our receipt of awards such as Lufthansa Cargo’s “2010 Planet of Excellence” award, which recognized our outstanding performance and tonnage growth in partnership with Lufthansa Cargo. Our size also allows us to attract highly talented and motivated employees who, in partnership with our transportation providers, deliver world-class quality services at competitive prices. Our global capabilities, relationships and local market knowledge in over 170 countries in which we operate are key competitive advantages in selling our services to our customers, whose operations and supply chains are increasingly global in scope. For example, in 2011 we served our top ten customers in an average of 20 countries each, and approximately 75% of our top 100 customers used our services in 10 countries or more.

Substantial presence in high-growth geographies. Our revenues from high-growth geographies, which we consider to be Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, grew from 32% of total revenues in 2008 to 40% in 2011. We also have leading positions in these regions. For example, in China we are one of the five largest international supply chain management companies by revenue and were recently awarded the “Best 3PL Supply Chain Provider” title at the 2011 CHaINA awards. In addition, in the broader Asia Pacific region we were acclaimed as “Airfreight Forwarder of the Year” in 2011 by Supply Chain Asia. Our local operating experience, market expertise and strategic relationships with suppliers make us an important partner to global corporations as they increase their local operations in, and distribution of products to, these markets. Examples of our activity in high-growth geographies include our operations with General Motors in Brazil, Seadrill to Africa, Maruti-Suzuki in India and Seagate in Thailand. In addition, these positions enable us to serve leading local companies such as Petrobras in Brazil, Edcon in Africa, and ZTE, Lenovo and SAIC in China.

“One-stop” provider of integrated end-to-end solutions. Our global and integrated business model presents us with unique cross-selling opportunities and is a key driver behind our new customer wins and our ability to expand our share of our customers’ logistics spend. We set cross-selling targets after establishing our integrated business model through the acquisition of EGL in 2007, and achieved $773 million of cumulative cross-selling revenues through 2009, exceeding our three-year target of $712 million in only two years. We have continued to focus on increasing our share of our customers’ logistics spend across our full product offering and almost 70% of our top 100 customers used both our Freight Management and Contract Logistics services in 2011. There are few truly integrated players of size able to offer combined freight forwarding and contract logistics solutions. The increasing scale and complexity of our customers’ supply chain operations have driven demand for suppliers that can offer a full spectrum of supply chain management services across multiple geographies. Our ability to manage the complete supply chain allows our customers to reduce the number of service providers they engage, thus saving them time and money and ultimately simplifying their operations, while also providing enhanced supply chain visibility. In addition, by providing multiple services to our clients we are able to strengthen our customer relationships and thus our competitive position.

Scalable non-asset based business model. We operate a scalable business model, delivering our services principally through the provision of people, technology and systems. Our services are non-asset based, as our Freight Management segment does not own aircraft or vessels and instead almost exclusively outsources transportation to third-party carriers, and our Contract Logistics segment operates almost exclusively using leased or customer-owned facilities. As a result, as of December 31, 2011, our total PP&E and net working capital represented only 4.2% and (0.9)% of revenues, respectively. This model allows us to rapidly source transport capacity and scale our operations, and thereby grow our revenues, while generating attractive free cash flow and return on capital employed for our shareholders. As a result, in 2011, we were able to achieve a return on capital employed of 47%, which compares to an average of 33% for our key non-asset based peers.2 In addition, our non-asset based business model enables us to optimize our cost structure and reduce the volatility of our cash flows throughout varying economic environments.

Industry-leading technology capabilities and infrastructure. Information technology is a critical differentiator in the supply chain management industry, providing the crucial ability to track the locations of large numbers of products along the supply chain. We have developed our proprietary Matrix™ technology platform, which provides best-in-class visibility and execution. Matrix™ automatically shares operating data between our operations, our customers and our service providers in order to facilitate warehouse management, route optimization, freight consolidation, back office functions and other services. We believe our technology platforms enable us to enhance profitability, optimize decision-making, and create more streamlined and cost-effective processes for our customers. The quality of our information technology capabilities has garnered us industry awards for technology innovation and excellence, as well as ISO 20000 and ISO 27001 accreditations.

Culture of operational excellence. We believe our culture of operational excellence differentiates us from our industry peers. Exemplified by our credo of “Impeccable Execution,” we strive to deploy our best practices and processes across our global network to ensure our customers consistently receive world-class, high-quality

[2]	Kuehne + Nagel, DSV, UTi Worldwide, Expeditors and Panalpina.

services wherever we serve them. Our key initiatives include our LEAN cost-efficiency practices (with over 11,000 individual operating and cost improvements, or “Kaizen,” implemented in 2011 and over 100 LEAN experts, or “black belts”) and our Zero Defect Start Up program for new contracts (which drives project quality, schedules and budgets, with over 275 successful implementations in 2011). Our initiatives and operations are industry-recognized successes, garnering such accolades as the China Warehousing Service and Management Innovation award in 2011, the Infraero Award for Logistics Efficiency in 2011 in Brazil, and the ICIL Award for Excellence in Logistics in 2010 for our LEAN program. Our culture of operational excellence has helped our customers achieve 23 of the top 25 rankings in Gartner’s league table of the top supply chains in the world.

Long-term blue chip contracts and relationships, founded on deep expertise in select industries. We manage our business to develop expertise in targeted industries, including automotive, technology, consumer & retail, industrial and energy. We work with all of the top fifteen consumer electronics companies in the technology sector, eight of the top ten manufacturers in the automotive sector, six of the top ten retailers, and four of the top five independent off-shore drillers in the energy sector. We have focused our resources on industries where we believe the supply chain is most complex, global in scale and critical to the customer’s core business, which creates opportunities to become an integral part of our customers’ operations. Our sector expertise and resulting operational excellence is consistently recognized by our clients. As a result, we have long-term partnerships with many of our clients, with an average 19-year relationship with our top 20 customers. We have also received numerous awards including Lear’s “Logistics Services Supplier of the Year” (2012; global), Lenovo’s “Global Supplier of the Year” (2011; Asia), Ford’s “World of Excellence Award” (2010; global), Verizon’s “Supplier Recognition Award” (2010; U.S.), and Autodata’s “Best Logistics Provider” for our work with GM (2010; South America).

World-class, experienced and incentivized management team. Our management team has substantial experience and is committed to further enhancing our reputation for excellence in the global supply chain management market. Our management team includes individuals who have held leadership roles at other logistics companies, such as DHL and Exel, as well as leading global corporations such as Dell, Flextronics, IBM, LG, Procter & Gamble, and Whirlpool. Over 260 senior managers have significant equity investments in CEVA, and all members of our management group of over 900 employees have compensation packages tied to key performance metrics, creating an alignment of interests between our employees and shareholders.

Our Growth Strategy

We believe we operate in a “GDP++” growth industry. Our growth is driven by GDP, plus (i) globalization of international trade, which increases the size and number of shipments and supply chains; plus (ii) increased outsourcing to third-party supply chain managers, which increases the addressable market. For example, from 2004 to 2008, global GDP growth was 4.5% per year, global trade growth was 6.6%, and the outsourced freight forwarding and contract logistics markets grew at 14.9% and 13.1% respectively. With approximately 84% of contract logistics and 50% of freight forwarding still managed in-house globally, we expect these trends to continue as outsourcing allows our customers to reduce costs, leverage the scale, experience and systems of service providers, and focus on their core business. The outsourced freight forwarding and contract logistics markets are expected to grow at CAGRs of 8.9% and 9.8% respectively from 2010 to 2014, according to data reported by TI. Our strategy to continue to gain market share and achieve above-market growth is based on the following guiding principles:

Expand our leading positions in high-growth geographies and industries. We believe we are positioned to consistently exceed market growth rates as a result of our focus on attractive industries and high growth geographies. Our revenues from high-growth geographies, which we consider to be Asia Pacific (excluding Japan), Latin America, Eastern Europe, the Middle East and Africa, grew from 32% of total revenues in 2008 to 40% in 2011. According to data reported by TI, these high-growth geographies have a projected industry revenue CAGR of 14.0% from 2010 to 2014, versus 6.6% for the rest of the world, and we expect our local expertise and focus on these geographies to enable us to take advantage of this considerable growth.

In addition, we have specifically targeted our operations toward industries that we believe will benefit from global trends, such as accelerated consumer spending in high-growth geographies and the continuing globalization of manufacturing and distribution. We expect that the logistics requirements of the core industries we serve, including automotive, technology, consumer & retail, industrial and energy, will grow significantly in the coming years in our target geographies as a result of these trends.

Increase share of our existing customers’ logistics spend. Our customers include blue chip international companies and emerging local companies that are gaining share in their respective markets. As these customers continue to grow and their supply chains increase in size and complexity, we are focused on expanding the range of services that they rely on us to provide and increasing our share of their overall freight forwarding and contract logistics spend. One way we do this is through our Century Program, which we introduced in 2008 to provide global account management for approximately 100 of our existing customers who we believe present our largest growth opportunities. In 2011, we grew revenues from Century Accounts by 7.5%, compared to 4.4% for our other accounts, driven by increasing our share of their logistics spend and cross-selling our range of services. A key part of this strategy is growing with existing customers in new geographies, which we are well positioned to do given our global footprint. Examples of recent new business wins with existing customers in new geographies include contracts with Samsung in Italy and Korea, Kone in China, General Motors in Brazil, and Johnson & Johnson in the Czech Republic.

Win new outsourcings and capture attractive new clients. With approximately 84% of contract logistics and approximately half of freight forwarding still managed in-house globally, there is a significant opportunity to grow our revenues by capturing new outsourcings. Opportunities to increase market penetration exist not just in emerging markets like China (where 97% of contract logistics is still in-house, according to TI), but also in developed markets like the U.S. (79% still in-house) and Germany (66% still in-house), as these markets trend toward market leaders in outsourcing such as the U.K. (51% still in-house). Examples of our recent wins of newly outsourced business include Maruti-Suzuki in India, JVC in Belgium, and Migros in Turkey. Additionally, we believe we will continue to capture market share from competitors given our global capabilities and the quality of our service.

Continually develop and expand our service offering. We continually seek to strengthen our service offering by enhancing our existing services, developing new products and creating integrated end-to-end solutions for our customers. One approach is industry-focused innovation. For example, building on our experience and success in the energy sector we developed an “Energy Hub” solution to drive continued growth in the sector. This solution, which is part of a set of proven, replicable and integrated logistics services for global organizations, has contributed to high growth in our Energy sector revenues, which have increased by over 100% from $292 million in 2008 to $620 million in 2011.

Another approach involves enhancing our product range with new complementary service offerings and expanding our existing capabilities. Examples include adding charter and courier capabilities to our freight forwarding offering, as well as investing significantly in our sales force, solutions and systems in order to accelerate growth in our ocean freight forwarding business. In 2008, we recruited an industry leading team of end-to-end ocean specialists from our competitors. Subsequently, our total ocean freight forwarding volume CAGR from 2009 to 2011 exceeded the market rate by over 1,100 basis points, based on data from Drewry, an international shipping consulting firm. Given our competitive strengths and our growth trajectory, our ambition is to become one of the top five ocean freight forwarders in the world in the medium term.

Leverage our investments in systems and processes. We continually work to make our operations more cost efficient and effective in order to improve our profitability and drive above-market earnings growth. For example, we are currently in the process of completing two projects to upgrade our systems and processes: (i) Program UNO, the streamlining of our Freight Management systems, which is expected to enable a productivity improvement equivalent to approximately 600 full-time equivalent employees (“FTEs”) and (ii) Project ACE, the outsourcing and optimization of our financial processes, which enables the off-shoring of approximately 450 FTEs. Upon completion of the programs, UNO is expected to generate cost savings through a combination of station consolidations, costing and billing automation, processes standardization and tenders and onboarding improvements, and has already facilitated the closure of 17 sites. ACE is expected to generate cost savings through a combination of headcount reduction, off-shoring of labor, collections and procurement and audit and other savings, and has already resulted in the off-shoring of over 385 FTEs. We have invested over $95 million in these projects as of December 31, 2011, and both are far advanced, with eight of the ten core components of UNO deployed already and ACE over 80% complete. In addition, we expect to achieve further cost efficiencies through a large number of smaller existing projects, as well as our continuous LEAN cost savings practices (which achieved over 11,000 documented operating and cost improvements in 2011).

Pursue selective acquisitions. We make our business decisions with the goal of maximizing returns on our investments. We seek to identify bolt-on acquisitions that will be highly synergistic and strengthen our position in promising geographies or industries. Our most recent acquisitions include the pharmaceutical logistics firm DIMAF in 2010 and the Turkish logistics company Varan Kargo in 2008, both of which were successfully integrated in less than twelve months and have benefited from synergies and significant improvements in profitability post-acquisition. We will continue to evaluate opportunities that we believe are value-accretive, further our strategic objectives and have appropriate risk-return profiles.

Our Customers

We have an attractive, blue chip customer portfolio and service many industry leaders across targeted sectors including automotive, technology, consumer & retail, industrial and energy. For example, we work with eight of the top ten manufacturers in the automotive sector, and all of the top fifteen consumer electronics companies in the technology sector. We generated approximately 23% of our 2011 revenues from our 10 largest customers, 32% from our 20 largest customers, and 53% from our Century customers, who are primarily large blue-chip customers operating in our target industry sectors. Our expertise in these industries has been developed over time in partnership with our customers, resulting in an average relationship of 19 years with our top 20 customers. We also consider our global scale to be a competitive advantage. For example, in 2010 our top 10 global customers used us on average in 20 countries each (as shown in the table below), and approximately 75% of our Century customers use our services in 10 countries or more. We are highly diversified, with over 15,000 customers worldwide and no single customer accounting for more than 5% of our revenues. Our customer base includes leading companies such as General Motors, Johnson & Johnson, Lenovo, Miele, Petrobras, Procter & Gamble, SAIC, Samsung, and Seadrill.

Countries of Operation for our Top 10 Century Accounts

	1	2	3	4	5	6	7	8	9	10
United States	✓	✓	✓	✓	✓	✓	✓	✓		✓
Mexico	✓	✓			✓	✓	✓			✓
Brazil	✓	✓	✓	✓	✓	✓	✓	✓
Argentina	✓	✓				✓		✓		✓
UK			✓	✓	✓	✓	✓	✓	✓
Netherlands		✓		✓	✓	✓	✓		✓
France	✓			✓
Germany	✓	✓	✓	✓	✓	✓	✓	✓
Italy	✓	✓	✓			✓	✓	✓		✓
Spain	✓	✓		✓	✓	✓	✓	✓	✓	✓
Poland	✓			✓	✓	✓	✓	✓
Czech Republic		✓		✓		✓	✓	✓
Hungary		✓		✓
Turkey	✓	✓						✓	✓	✓
UAE				✓
China	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓
Korea		✓		✓	✓	✓			✓
Malaysia		✓		✓	✓	✓	✓
Thailand		✓		✓	✓		✓	✓	✓
Singapore		✓		✓	✓	✓	✓		✓
Japan	✓	✓		✓	✓		✓	✓
India	✓	✓	✓	✓	✓	✓		✓	✓
Australia	✓	✓		✓	✓	✓	✓	✓		✓
Other	✓	✓	✓	✓	✓	✓	✓	✓	✓	✓

Total Countries of Operations	18	27	8	22	21	31	20	24	13	12

Sales and Marketing

Our integrated Sales and Marketing organization, which comprises over 1,200 professionals globally, is focused on selling the full scope of our supply chain management solutions, allowing us to act as a “one-stop” provider for all our customers’ logistics needs and helping us to optimize the performance, cost and cash flow of their supply chains.

We have a tiered market approach, with individual field sales people looking after medium to small customers at the local level, and teams including individuals at the country, regional and global levels covering medium to large customers. Our global and regional account managers are trained to offer our full scope of services, including international air, ocean and domestic freight forwarding, contract logistics and other value added services. These account managers are dedicated to specific industry sectors to ensure we go to market with a high level of industry-specific expertise. The industry teams are led by global and regional sector leaders, who oversee out sales efforts across a given industry and are able to create and tailor industry-specific products and services that we can leverage across our global customer base. Our business development team works together with product specialists such as our team of over 185 logistics engineers who design and evaluate supply chain solutions, and collaborate globally to drive innovation.

In order to cover the needs of our large international customers, we also introduced our Century Program in 2008, a key account program for approximately 100 global customers who present major opportunities across geographies and sectors. This program ensures that each of these customers receives consistent and superior focus by integrating management efforts across all countries in which the customer operates. Through global account managers, supported by executive management sponsorship, we have continued to build our partnerships with these clients, leveraging our entire service portfolio and global presence. We have also created an elite Supply Chain Solutions organization to better serve the needs of our multinational and Century customers with large, global supply chains. See “—Our Service Offerings—Integrated Business Model and Cross-Selling.”

Our global sales activities are supported by a common platform to monitor our pipeline of opportunities. We have established a regular, rigorous pipeline management process, underpinned by data analysis and forecasting, followed by the identification of key steps and closing actions. This process is led by our global and regional sector leaders, and overseen by our Chief Commercial Officer, who ensures consistency and manages progress against the organization’s quarterly targets.

Our sales and marketing activities also include communications campaigns, sales promotions, mailing activities, press releases and the design and maintenance of our external websites. In addition, we participate in industry trade fairs and conferences to market our services.

Technology Systems and Personnel

We believe that the continuous development of our technology systems is essential not only to improve our internal operations and financial performance, but also to provide our customers with the most cost-effective, timely, and reliable solutions. We have over 700 technology personnel. We regularly evaluate our technology systems and personnel to ensure that they continue to provide a competitive advantage.

Information technology is a critical differentiator for customers in the supply chain management industry, providing the crucial ability to track the locations of large numbers of products along the supply chain. We have developed our proprietary Matrix™ technology platform, which leverages a range of third-party products, to manage our Contract Logistics operations and ensure precise measurement and tracking of goods. We have also invested significantly in our Freight Management systems to provide our employees access to real time information in order to optimize profitability and provide best-in-class visibility and execution to our customers. Our software solutions enhance productivity, optimize decision-making, and result in more efficient and cost-effective processes for our customers. The quality of our information technology capabilities has garnered us industry awards for technology innovation and excellence, such as the UKWA Award for Technology and Innovation in 2008, the Technology Award for Excellence at the Australian Freight Industry Awards in 2010, the Award for Information and Communication Technology Innovation in the Logistics, Operations and Supply Chain functions in 2011 by Smau, as well as ISO 20000 and ISO 27001 accreditations.

Our technology personnel are skilled in designing and implementing customized solutions that integrate multiple systems into a functional, compatible and seamless communication and operating environment. This is a critical differentiator for clients, many of whom operate disparate and disjointed systems. These highly tailored and integrated solutions provide unique benefits to customers, translating into longer relationships and opportunities to realize higher margins.

Competition

The freight forwarding and contract logistics industries in which we operate are highly competitive, and we expect this dynamic to continue for the foreseeable future. We believe that the most important competitive factors in these industries are quality of service (including reliability, responsiveness, expertise and convenience), scope of operations, geographic coverage, information technology and price. We are the fourth largest supply chain business in the world, and have an extensive global presence; however, we face competition on both regional and local levels and from companies with similarly global operations.

The past five years have seen significant consolidation and increased competition within the industry. Despite this general trend, the market for supply chain management services generally continues to remain fragmented and is characterized by a large number of small-to-medium-sized companies operating on a regional basis or in specific end markets. According to TI, the ten leading providers of freight forwarding and contract logistics accounted for only 44% and 22% of their respective global markets in 2010.

Our key non-asset based peers include Kuehne + Nagel and DSV, each of which provide both freight forwarding and contract logistics services, together with Expeditors and Panalpina, which compete primarily for freight forwarding business. Other significant competitors include Deutsche Post (DHL/Exel) and DB/Schenker. In addition, we face competition from niche regional or local providers, some of which have a strong market presence in their respective sectors, and regional and/or local markets.

Employees

As of December 31, 2011, we had over 51,000 employees, of which approximately half were covered by collective labor agreements. We believe we have good relations with both our union and non-union employees.

We have adopted policies and processes that are designed to support effective recruitment, retention, and motivation of skilled employees and managers to fulfill their roles in our organization. We have implemented a robust performance-measurement system, which is directly linked with our incentive programs. This system is designed to provide managers and employees with regular feedback on their performance. Over 260 senior managers have equity investments in the business and all members of our management group of over 900 employees have compensation packages tied to our performance, creating an alignment of interests between our employees and shareholders.

We consider our people to be a crucial asset and thus aim to be the employer of choice for the best talent in the industry. Our ability to attract and retain employees in highly competitive labor markets is an important competitive advantage. To support our growth we continue to focus on enhancing our management quality and organizational effectiveness. Our continuing education programs help develop the professional skills of our workforce and prepare promising talent for future management positions. In addition to existing programs such as our world-class LEAN training, the CEVA Learning Council is centralizing and enhancing our institutional knowledge base by developing a comprehensive suite of automated online and in-person training programs.

Properties

As of December 31, 2011, our global network spanned over 170 countries and we delivered services in over 1,000 locations, with over 10 million square meters of warehousing and manufacturing space, substantially all of which are leased or customer-owned.

Our Freight Management segment operates through a network of over 255 stations across six continents. The properties related to this segment consist principally of freight forwarding offices, customs brokerage offices, and warehouse and distribution facilities, as well as sales and administrative offices. Our freight forwarding terminals are typically located at or near major metropolitan airports or seaports, with leased offices, warehouse space, bays for loading and unloading and facilities for packing. Terminal leases generally expire on various dates through 2020. From time to time, we may expand or relocate terminals to accommodate growth.

Our Contract Logistics operations include over 900 locations. Substantially all of the facilities are leased or customer-owned (approximately 2% of the facilities are owned by CEVA) with a key operating principle being to enter into leases on dedicated facilities on a back-to-back basis in line with the relevant contracts.

Government Regulation

The supply chain management industry is subject to a broad range of local, national and supranational regulations.

Our air freight business is subject to commercial standards set forth by the International Air Transport Association, U.S. federal regulations issued by the Transportation Security Administration, and comparable regulations in other jurisdictions, and our ocean transportation business to and from the U.S. is subject to regulation by the Federal Maritime Commission. Outside of the U.S., we are regulated by various government agencies and may be subject to the requirements of local country national air cargo security programs.

Our ground transportation business in the U.S. is subject to the broad regulatory powers and safety and insurance requirements prescribed by the Federal Motor Carrier Safety Administration (the “FMCSA”), and by various state agencies, and our ground transportation business in other jurisdictions is also subject to similar regulations around driver and vehicle safety, licensing, and insurance requirements.

Our import- and export-related operations, including our customs brokerage operations, are subject to customs and agency regulations throughout the world that include significant notice and registration requirements. We are a customs broker in the U.S. licensed by U.S. Customs and Border Protection (“CBP”). Our international operations are impacted by a wide variety of government and other regulations, including regulations by the U.S. Department of Commerce, the U.S. Department of State, the U.S. Department of Justice, the Office of Foreign Assets Controls, CBP, and analogous agencies of the European Union and various other countries, including sanctions and embargo regulations and other trade, export, and import laws and regulations. In addition, some of our U.S. warehouse operations require authorizations and bonds in accordance with applicable regulatory requirements.

We also participate in a number of government-business supply chain security programs such as CBP’s “Customs-Trade Partnership against Terrorism” (C-TPAT) program in the U.S., the EU Authorized Economic Operator program, Canada’s Partners in Protection program, and Singapore’s Secure Trade Partnership. Participation in such government-business supply chain security programs generally permits more efficient and expedited processing of our customers’ shipments through customs agencies in multiple countries around the globe.

Because some of our operations involve contracts and business with the U.S. Government, we are subject to various government contracting, acquisition, and procurement regulations. We are subject to similar government contracting requirements in other jurisdictions.

We are subject to a broad range of foreign and domestic environmental and health and safety requirements, including those relating to the discharge of hazardous substances into soils and waters, emissions of toxic air pollutants, and the generation, handling, disposal, storage and release of solid and hazardous substances and wastes, and human health and safety. In the course of our operations, we may be asked to store, transport or arrange for the storage or transportation of substances defined as hazardous under applicable laws, which could result in liability under such laws if released into the environment. If a release of hazardous substances occurs on or from our facilities or from the transporter, we may be required to participate in, or have liability for, the response costs and remediation of such release and/or we may be subject to claims for personal injury, property damage and damage to natural resources. Further, at sites on which we operate or have previously operated, or where we have disposed or arranged for the disposal of hazardous substances, we could be liable for historical contamination, regardless of fault or the legality of the original conduct. National and transnational laws and initiatives to reduce and mitigate the effects of climate change, such as the Kyoto Protocol, could significantly impact transportation modes and the economics of the transportation industry.

In addition, we are subject to anti-money laundering legislation in the Cayman Islands, our jurisdiction of incorporation, and similar anti-money laundering legislation in the other jurisdictions in which we operate. We are also subject to a number of anticorruption laws and regulations, including the Foreign Corrupt Practices Act in the U.S., the U.K. Bribery Act and similar legislation in the other jurisdictions in which we operate. We must also comply with various regulations of the U.S. Department of Homeland Security and other governmental agencies, both in the U.S. and abroad, regarding safety, security and anti-terrorism measures.

We believe that we are substantially compliant with current applicable material laws and regulations and that the costs of regulatory compliance are an ordinary operating cost of our business. We do not believe that costs of regulatory compliance have had a material adverse impact on our operations to date. However, our failure to comply with applicable regulations or to maintain required permits, licenses, or authorizations could result in substantial fines or revocation of our operating permits, licenses, or authorizations. We have adopted compliance programs and procedures designed to comply in all material respects with applicable laws, rules and regulations. Future regulations may increase our regulatory obligations and require us to incur additional capital or operating expenses or to modify our business operations to achieve or maintain compliance.

Litigation and Legal Proceedings

The Company is involved in several legal proceedings relating to and arising from the normal conduct of our business. While the outcome of these legal proceedings is uncertain, the Company believes that it has provided for all probable and estimable liabilities arising from the normal course of business, and we therefore do not expect any liability arising from any of these legal proceedings to have a material impact on our results of operations, liquidity, capital resources or financial position.

Surcharge Antitrust Investigation and Litigation

Several CEVA subsidiaries and certain current and former employees are or have been subject to, and cooperating with, investigations by the U.S. Department of Justice (“DOJ”), the European Commission (“EC”) and the government of Brazil, as well as an information request from the government of Switzerland, for possible price-fixing and other improper collusive activity with respect to certain accessorial and other charges, along with several other entities in the freight forwarding industry. We previously took provisions against our accounts for the DOJ and EC investigations as well as the civil class action lawsuit. Several other investigations (including in Canada, Japan and New Zealand) have been resolved.

At a hearing held on November 4, 2011, the United States District Court for the District of Columbia approved the plea agreement entered into on September 30, 2010 between the DOJ and EGL, Inc., our wholly-owned subsidiary, resolving the DOJ investigation. Pursuant to the plea agreement approved by the Court, EGL pled guilty to two violations of U.S. antitrust laws, will provide ongoing cooperation to the DOJ, paid to the U.S. government a criminal fine of $4.5 million, and for a two-year probationary period must report to the DOJ and the Court annually on its global antitrust and competition law compliance program and periodically in the event of any federal criminal investigation or major administrative proceeding by any U.S. federal department or agency or any major civil litigation in the United States. On February 16, 2012, the United States Air Force placed EGL and other freight forwarders who pled guilty at the same time as EGL on the Excluded Parties List System regarding U.S. government contracting. On February 24, 2012, however, the Air Force sent formal notice that it terminated the proposed debarment based on our prior disclosures to and work with the United States Army, such that all CEVA entities are eligible for U.S. government contracting work.

CEVA has also reached a settlement agreement with the plaintiffs in a putative class action lawsuit against EGL, Inc. and EGL Eagle Global Logistics, LP, styled Precision Associates, Inc., et al. v. Panalpina World Transport (Holding) Ltd, et al., filed in the U.S. District Court for the Eastern District of New York. The agreement remains subject to final court approval (the court granted preliminary approval on September 23, 2011) and other contingencies, such as our rescission rights, and there can be no assurance that it will result in final resolution of the matter.

In February 2010, the Company received a statement of objections from the EC concerning its alleged participation in certain price-fixing cartels in the air freight forwarding business in violation of the European Union antitrust rules. The Company submitted a response, and on March 28, 2012, the EC issued its ruling. The EC ruled that EGL, Inc. and two of its subsidiaries (now known as CEVA Freight (UK) Limited and CEVA Freight Shanghai Limited) had violated European Union competition law by participating in two infringements of competition law in relation to the pricing of two discrete fees. The EC imposed a total fine of approximately €3.0 million (equivalent to $4 million) on EGL, Inc. and its subsidiaries. The decision is subject to appeal. The Company cooperated with the EC throughout its investigation and received substantial reductions in its fines as a result.

With regards to the Brazilian investigation, on August 6, 2010, the Secretariat of Economic Law of the Ministry of Justice of Brazil (“SDE”) announced an administrative proceeding against numerous freight forwarding companies, including CEVA Logistics Holdings BV and CEVA Logistics Ltda, and against numerous individuals, including one current and one former employee of CEVA. Pursuant to the applicable administrative process, we intend to submit a response. Once investigations are concluded, SDE will issue a non-binding opinion that will be sent to the Administrative Counsel for Economic Defense, in which SDE will assess whether the conduct under investigation is compatible or not with Brazilian antitrust rules. At this time, the extent of the potential claims identified by the Brazilian authorities that are being alleged as to the Company’s subsidiaries is not clear; nor is the timing of the next steps in the administrative process or any potential resolution of the matter. Accordingly, it is not possible to predict the timing or outcome of the investigation or the potential financial impact on the Company, which could involve the imposition of administrative or civil fines, penalties, damages or other sanctions that could have a material adverse impact on the Company.

We have also received a letter of inquiry from the Competition Commission of Singapore, dated December 14, 2011, which appears to be focused on the subject matters of the DOJ plea agreement, the New Zealand Commerce Commission settlement, and the EC statement of objections.

We cannot determine the timing or outcome of the governmental investigations that remain pending. These investigations could result in the imposition of administrative or civil sanctions, including fines, penalties, damages and debarment from federal contracting in the U.S. or other sanctions which could have a material adverse effect on our financial position, results of operations, operating cash flows and business activities.

We are also the subject of an investigation by the Italian competition authority related to possible price-fixing and other improper collusive activity with respect to international road freight forwarding to and from Italy. On June 16, 2011, we were notified that the Italian competition authority has found an infringement of Italian law and imposed fines and penalties against a number of freight-forwarders, including a subsidiary of CEVA. As a result, we paid the fine and appealed; our initial appeal was rejected but the ruling remains subject to further appeal. We had previously recorded a provision in connection with this investigation. Management believes the amounts at question are not material to the financial performance of the Company.

Independent Contractor-Related Proceedings

The classification of drivers as independent contractors—which we believe to be a common practice in our industry in the U.S.—is challenged from time to time by federal and state governmental and regulatory authorities, including tax authorities, as well as by individual drivers who seek to have drivers reclassified as employees. We are currently party to two putative class action lawsuits in this regard. In Mohit Narayan, et al. v. EGL, Inc. and CEVA Freight, LLC, the plaintiffs are seeking a declaratory judgment, restitution, damages and other relief. The case is currently on remand from the Ninth Circuit Court of Appeals to the federal district court in the Northern District of California. In Franklin Browning v. CEVA Freight, LLC and EGL, Inc., the plaintiffs make similar claims under the Fair Labor Standards Act and New York labor law and seek damages.

We are also subject to a nationwide class action in James Foster and Stone Logistics, Inc. v. CEVA Freight, LLC, in which the plaintiffs allege that CEVA’s independent contractor agreements with its owner-operators fail to comply with federal leasing regulations and that CEVA is in breach of the agreements. Plaintiff seeks damages, an injunction against continued violations, a declaration that CEVA is in violation of federal leasing requirements, and other relief. The court certified the class in December 2010.

In addition, in October 2009, the California Employment Development Department (“EDD”), based on a worker classification audit, determined that such individuals should be reclassified as employees for purposes of state unemployment insurance contributions, employment training tax, disability insurance contributions and personal income tax and issued a tax assessment. We have petitioned the EDD to review its assessment, with a potential for abating a majority of the assessed taxes.

While we cannot provide assurances with respect to the outcome of these cases and it is possible that we could incur a material loss in connection with any of these matters, we intend to vigorously defend ourselves in these proceedings and do not at this time believe that a loss in these cases is probable or reasonably estimable.

Tax Proceedings

We are involved in tax audits in various jurisdictions relating to the normal conduct of our business. While the outcome of these audits is uncertain, we believe that we have provided for all probable and estimable tax liabilities arising from its normal course of business, and we therefore do not expect any liability arising from these audits to have a material impact on our results of operations, liquidity, capital resources or financial position.

Other Proceedings

From time to time, we are involved in a variety of legal proceedings and disputes arising in the ordinary course of business. For example, we have been and currently are subject to numerous labor and employment proceedings and disputes in both Italy and Brazil alleging various causes of action and raising other legal challenges to our labor and employment practices. Such proceedings include individual claims and lawsuits, disputes with unions, class action claims, and governmental or quasi-governmental investigations. While the outcome of these legal proceedings is uncertain and may not be capable of estimation, we believe that resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on our results of operations, liquidity, capital resources or financial position.

MANAGEMENT

Executive Officers and Board of Directors

The following table provides information regarding CEVA’s executive officers and the members of our board of directors as of the date of this prospectus (ages are given as of April 18, 2012). The business address of each of our executive officers and directors listed below is c/o CEVA House, Excelsior Road, Ashby de la Zouch, Leicestershire, LE65 9BA, U.K.

Name	Age	Title
John Pattullo	60	Chief Executive Officer
Rubin J. McDougal	55	Chief Financial Officer
Bruno Sidler	54	Chief Operating Officer
Dana O’Brien	44	Chief Legal Officer
AnneHarm Barkema	52	Chief Human Resources Officer
Peter Dew	51	Chief Information Officer
Inna Kuznetsova	43	Chief Commercial Officer
Matt Ryan	48	President—Americas
Didier Chenneveau	51	President—Asia Pacific
Leigh Pomlett	55	President—Northern Europe
Gianfranco Sgro	44	President—Southern Europe, Middle East and Africa

John Pattullo is our Chief Executive Officer. Mr. Pattullo has been the Chief Executive Officer and a member of the board of CEVA Group Plc, our operating subsidiary, since August 2007. Mr. Pattullo spent most of his career working in supply chain management with Procter & Gamble. He held a number of different positions for Procter & Gamble in five countries, including managing the U.K. logistics operations, running a manufacturing plant in France, heading European Purchasing and Logistics, leading supply chain (manufacturing, quality, logistics, purchasing and engineering) for Asia and, in his last role, running the $13 billion supply chain for the Procter & Gamble global Beauty Care business. Mr. Pattullo left Procter & Gamble for Exel where he was Chief Executive Officer of the $8 billion EMEA division (Freight Forwarding and Contract Logistics). When Exel was acquired by Deutsche Post/DHL, he then ran the $10 billion combined Exel and DHL Contract Logistics business in EMEA.

Rubin J. McDougal is our Chief Financial Officer. Mr. McDougal joined CEVA on June 23, 2009 and has been the Chief Financial Officer of CEVA Group Plc since July 2009. Mr. McDougal has over 29 years of finance experience that includes operational finance, management and public company Chief Financial Officer roles. Prior to joining CEVA, Mr. McDougal had been Chief Financial Officer of Case New Holland since 2006. Prior to joining Case New Holland in 2006, Mr. McDougal spent 23 years of his career within the Whirlpool Corporation in a variety of financial and strategic roles across the globe, culminating in a two-year position as Vice President Finance for the North American Region.

Bruno Sidler is our Chief Operating Officer. Mr. Sidler has been the Chief Operating Officer of CEVA Group Plc since the beginning of 2010. Mr. Sidler joined EGL as President of Europe, Middle East and Africa in February 2007, and was appointed our President of Northern Europe in 2007. Prior to this, he had spent the majority of his 30-year career in the transportation industry with Panalpina World Transport in a variety of management functions and countries. In 1998, he was appointed CEO for the entire Panalpina group, a $9 billion global freight forwarding business.

Dana O’Brien is our Chief Legal Officer, having joined us in August 2007 in connection with the EGL Acquisition. Ms. O’Brien previously served as General Counsel, Chief Compliance Officer and Corporate Secretary for EGL Eagle Global Logistics. After graduating from law school she started working as a corporate associate for the New York-based law firm Weil, Gotshal & Manges, LLP. In 1999, she joined Quanta Services, Inc., a $2 billion revenue company traded on the New York Stock Exchange. She was appointed General Counsel of Quanta in 2001, and four years later joined EGL.

AnneHarm Barkema is our Chief Human Resources Officer. Mr. Barkema has been the Chief Human Resources Officer of CEVA Group Plc since September 2010. Prior to joining CEVA, Mr. Barkema worked for various leading multinational companies, including Dell, Honeywell and Philips, based in all key business regions of the world during this time. He spent six years at Dell where he held various roles, most notably the HR leader for Europe and the Vice President of HR for its Asia business.

Peter Dew is our Chief Information Officer. Prior to joining CEVA in April 2008, Mr. Dew was employed with the BOC Group, where he became Chief Information Officer in 1998. When BOC was acquired by the Linde Group in 2006, Mr. Dew became the CIO of the combined entity.

Inna Kuznetsova is our Chief Commercial Officer. Prior to joining CEVA as Chief Commercial Officer in early 2012, Ms. Kuznetsova spent 19 years at IBM where she held a number of different roles focusing on building and running strong organizations in sales, business development and marketing. Her last position was Vice President, Marketing and Sales Enablement, IBM Systems Software for IBM Systems and Technology Group.

Matt Ryan is our President—Americas, where he has been since the beginning of 2010. Until the end of 2008, Mr. Ryan was Executive VP of World Wide Operations and Logistics at Flextronics International. He joined CEVA in August 2009 as COO, bringing with him experience of nearly 15 years from Flextronics, where he ran end-to-end contract manufacturing and logistics operations generating revenues in excess of $20 billion.

Didier Chenneveau is our President—Asia Pacific. Prior to joining CEVA, Mr. Chenneveau was EVP and Chief Supply Chain Officer for LG Electronics. Before joining LG in 2008, Mr. Chenneveau was Vice President of Americas Operations for Hewlett-Packard’s Imaging and Printing Business. He also worked in Europe running HP’s Consumer PC Business and in various managerial, financial and operations roles. Prior to this, Mr. Chenneveau worked for Caterpillar. He was appointed President for the Asia Pacific business at the start of 2011.

Leigh Pomlett is our President—Northern Europe. Mr. Pomlett joined CEVA in September 2009 as Executive Vice President for U.K. & Ireland, having started his extensive career in logistics in 1980. Since then he has held various senior country and regional positions with Exel and DHL Supply Chain. Mr. Pomlett joined the Executive Board as President, Northern Europe in November 2010, whilst retaining management responsibility for the U.K., Ireland and the Nordics. With experience spanning all business sectors, Mr. Pomlett is also a Visiting Professor of Logistics at Cumbria University.

Gianfranco Sgro has been our President—Southern Europe, Middle East and Africa since August 2007. Mr. Sgro started his professional career in 1992 with TNT N.V.’s Express and Mail divisions. In 1994, he joined the team that set up the Fiat spare parts unit in Italy and Europe and subsequently established TNT Automotive Logistics in Italy, France, Spain and the U.K. In 1995, he established TNT Logistics Brazil and in 1999, he was appointed President and Managing Director of TNT Logistics South America. After returning to Italy in 2003, he was appointed Managing Director of TNT Logistics Italy and South America, prior to being appointed to his current position.

There are no family relationships between any of our executive officers or directors.

Board Structure

At the time of completion of this offering, our board of directors will be comprised of             directors, less than a majority of whom will be citizens or residents of the U.S. Under our memorandum and articles of association, our directors serve terms of three years, with the term of approximately a third of our board members expiring in any one year. The current terms of Messrs.             and             will expire at the annual shareholders’ meeting in 2012. The

current terms of Messrs.             ,             and             will expire at the annual shareholders’ meeting in 2013. The current terms of Messrs.             ,             and             will expire at the annual shareholders’ meeting in 2014.

Through control of a majority of the ordinary shares of CEVA Logistics Inc., Apollo and its affiliates have the power to control us and our affairs and policies, including the election of our directors and the appointment of our management team. A majority of the members of our board are partners or employees of Apollo. See “—Nomination Rights.”

Director Independence

As a foreign private issuer and a “controlled company” under the NYSE rules, we are not required to have independent directors on our board of directors, except to the extent that our Audit Committee is required to consist of independent directors. However, our board of directors has determined that, under current NYSE listing standards regarding independence (which we are not currently subject to), and taking into account any applicable committee standards, Messrs.             and             are independent directors.

Committees

Audit Committee

Our audit committee consists of Messrs.             (chairman),             and             . Our board of directors has determined that Messrs.             and             are “audit committee financial experts” as defined by the SEC and also meet the additional criteria for independence of audit committee members set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended.

The principal duties and responsibilities of our audit committee are to oversee and monitor the following:

•	our financial reporting process and internal control system;

•	the integrity of our consolidated financial statements;

•	the independence, qualifications and performance of our independent registered public accounting firm;

•	the performance of our internal audit function; and

•	our compliance with legal, ethical and regulatory matters.

Executive Committee

The current members of the executive committee are Messrs.             (chairman),             and             . The principal duties and responsibilities of the executive committee are as follows:

•	subject to applicable law, to exercise the powers and the duties of the board of directors between board meetings and while the board of directors is not in session; and

•	to implement the policy decisions of the board of directors.

Compensation Committee

Our compensation committee consists of Messrs.             (chairman),             and             . The principal duties and responsibilities of the compensation committee are as follows:

•

to review, evaluate and make recommendations to the full board of directors regarding our compensation policies and establish performance-based incentives that support our long-term goals, objectives and interests;

•	to review and approve the compensation of our Chief Executive Officer, all employees who report directly to our Chief Executive Officer and other members of our senior management;

•	to review and make recommendations to the board of directors with respect to our incentive compensation plans and equity-based compensation plans;

•	to set and review the compensation of and reimbursement policies for members of the board of directors;

•	to provide oversight concerning selection of officers, management succession planning, expense accounts, indemnification and insurance matters, and separation packages; and

•	to provide regular reports to the board of directors and take such other actions as are necessary and consistent with our memorandum and articles of association.

Nominating/Governance Committee

The current members of the nominating/corporate governance committee are Messrs.             and             . The principal duties and responsibilities of the nominating/corporate governance committee are as follows:

•

to establish criteria for board and committee membership and recommend to our board of directors proposed nominees for election to the board of directors and for membership on committees of our board of directors; and

•	to make recommendations to our board of directors regarding board governance matters and practices.

Nomination Rights

CEVA Logistics Inc., Apollo and those members of our management team who hold ordinary shares of CEVA Logistics Inc. or options to acquire such shares expect to enter into an amended and restated shareholders agreement prior to the completion of this offering which will provide, among other things, that except as otherwise required by applicable law, Apollo will have the right to nominate:                 directors as long as Apollo owns at least 30% but less than 50% of our outstanding ordinary shares;                 directors as long as Apollo owns at least 20% but less than 30% of our outstanding ordinary shares; and                 directors as long as Apollo owns at least 10% but less than 20% of our outstanding ordinary shares. In the event that the board of directors increases its size beyond members, Apollo’s nomination rights will be proportionately increased, rounded up to the nearest whole number. The amended and restated shareholders agreement will provide that, except as otherwise required by applicable law, we and our management shareholders will use all reasonable efforts to cause all such nominees to be included in the slate of nominees recommended by the board of directors to our shareholders for election as directors at each general meeting of our shareholders and that we will use all reasonable efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees and appointing such nominees to fill vacancies.

Compensation of Non-Employee Directors and Officers

Non-Employee Director Compensation

Following the consummation of the offering, it is currently expected that each of our non-employee directors will receive fees for their service as a board member that is substantially similar to the fees paid to non-employee directors of CEVA Group Plc. Each of the non-employee directors of CEVA Group Plc is paid an annual retainer of either €39,000 (or €75,000 for independent non-employee directors), and €1,600 for each meeting of the board, and in the case of audit committee members only, €1,600 for each meeting of the audit committee attended (except in the case of an audit committee meeting held on the same day as a full board meeting, in which case no separate committee meeting attendance compensation is paid). Each independent non-employee member of the audit committee receives an annual retainer of €6,500, other than the chairperson, who receives an annual retainer of €15,000. Each independent non-employee member of the executive and compensation committees receives an additional annual retainer of €5,000. The independent non-employee chair of each of the executive and compensation committees receives an annual retainer of €10,000. Independent directors also receive equity incentives upon their appointment or initial election to the board of directors of

CEVA Group Plc, currently consisting of restricted shares of CEVA Logistics Inc. having a fair market value on the date of grant equal to €120,000 and vesting as to one-third of the restricted shares on each of the third, fourth and fifth anniversaries of the date of grant.

Officer and Director Compensation

We estimate that the aggregate annual total compensation for John Pattullo, our Chief Executive Officer, Rubin McDougal, our Chief Financial Officer, and the non-employee members of the board of directors of CEVA Group Plc was approximately         million in 2011, which amount includes in-kind benefits granted to such officers during 2011 and amounts accrued to provide pension, retirement, and similar post-employment benefits. (As discussed above, each of our non-employee directors will receive fees for their service as a board member that is substantially similar to the fees paid to non-employee directors of CEVA Group Plc.) Neither we nor CEVA Group Plc has service contracts with any non-employee directors that provide for benefits upon termination of employment or directorship. Below is a brief description of the compensation and benefit plans in which our executive officers participate.

CEVA Logistics Inc. 2006 Long-Term Incentive Plan

In connection with Apollo’s acquisition of us on November 4, 2006, CEVA Logistics Inc. adopted the CEVA Logistics Inc. 2006 Long-Term Incentive Plan, which permits CEVA Logistics Inc. to grant stock options, other rights to purchase shares, restricted stock, restricted stock units and other stock-based rights to employees or directors of, or consultants to, it or any of its subsidiaries. The 2006 Long-Term Incentive Plan is administered by our board or, if determined by the board, by the compensation committee of the board or a subsidiary. As of April 18, 2012, over 260 senior managers were participating in the 2006 Long-Term Incentive Plan, and approximately 14% of CEVA Logistics Inc.’s ordinary shares were issued under it (on a fully diluted basis). The 2006 Long-Term Incentive Plan has a term of ten years. The dates of grant and terms of vesting of options granted under the 2006 Long-Term Incentive Plan are generally subject to the discretion of our board of directors, and the exercise price of each option granted under the 2006 Long-Term Incentive Plan must be equal to or greater than the fair market value of a share of CEVA Logistics Inc. as of the date of grant.

CEVA Logistics Inc. Long-Term Incentive (Cash) Plan—2010

In October 2010, we adopted the Long-Term Incentive (Cash) Plan—2010 (the “2010 LTIP”), under which cash-based awards have been granted to 86 senior managers. Each participant’s total award opportunity, which is equal to a percentage of base salary, is based on job grade at commencement of participation and remains fixed for the duration of the 2010 LTIP, and is earned based upon the attainment of threshold financial goals for single year and cumulative performance periods beginning in 2011 and ending in 2013, as approved by CEVA Logistics Inc.’s board of directors or compensation committee, and the occurrence of a liquidity event, including an initial public offering of our securities (including the offering contemplated by this registration statement), on or before December 31, 2013. Except in the case of certain qualifying terminations of employments, payments under the 2010 LTIP are subject to the participant’s continuous employment through December 31, 2013 and are made in all cases no earlier than March 1, 2014 and no later than June 30, 2014 (or, in the case of certain terminations of employment, at the time required by local statute, if different).

Management Option Grants

As shown in the table set forth below, as of April 18, 2012, our named executive officers, directors, employees and previous employees held options to acquire approximately 265,475 ordinary shares of CEVA Logistics Inc. Options are granted at an exercise price equal to the fair market value of a share of CEVA Logistics Inc. as of the date of grant. With respect to outstanding options to acquire ordinary shares of CEVA Logistics Inc., generally (i) one-third of the options are time-vesting options that will become vested and exercisable in five equal annual installments on each anniversary of the consummation of the Apollo acquisition beginning in 2007 and ending in 2011 (or in the case of subsequent management hires, commencing on the grant date), and (ii) two-thirds of the options are performance-vesting options that will vest upon the achievement of certain performance goals related to the internal rate of return of funds managed by Apollo with respect to its investment in us. In each case, the vesting of options is subject to the grantee’s continued provision of services to us as of the applicable vesting date, except that a pro rata portion of the performance vesting options may, in certain cases, become vested earlier in the event of certain terminations of employment. All or a portion of the options may become vested and exercisable earlier than scheduled upon a change in control of CEVA Logistics Inc. or certain terminations of employment following such a change in control, and the next tranche of time-vesting options vests in full upon a termination of the grantee due to death or “disability” (as defined in the agreements). The maximum term of these options will be ten years. Subject to certain exceptions set forth in the applicable stock option award agreement, unvested options automatically expire upon the date of a grantee’s termination of employment. Vested options generally expire 90 days following the termination of a grantee’s employment without cause or with good reason and 180 days following a grantee’s death or disability. All options will be forfeited upon a termination of the grantee’s employment for cause.

The table below sets forth the option grants made to our directors and named executive officers pursuant to the CEVA Logistics Inc. 2006 Long-Term Incentive Plan as of April 18, 2012.

Name	Number of Shares to be Issued Upon Exercise of Option	Exercise Price per Share (in Euros)	Date of Grant	Date of Expiration
John Pattullo (CEO)
Rubin McDougal (CFO)
Other Employees and Non-employees
Total	265,475

Management Arrangements

We have entered into employment agreements, letters or term sheets with each of our executive officers. We may terminate certain executive officers’ employment with us for “cause” upon advance written notice, without remuneration, for certain acts of the officer. Each executive officer may terminate his or her employment at any time upon advance written notice to us. In the event that a certain officer’s employment is terminated by us without cause or by him or her for “good reason,” the officer is entitled to certain payments as provided by applicable laws or as otherwise provided under the applicable employment agreement, letter or term sheet. Except for the foregoing, our executive officers are not entitled to any severance payments upon the termination of their employment for any reason.

Under such employment agreements, letters and term sheets, each of our executive officers has also agreed not to engage or participate in any business activities that compete with us or solicit our employees or customers for one or two years (depending on the officer) after the termination of his or her employment. They have further agreed not to use or disseminate any confidential information concerning us and to assign to us the intellectual property rights in work generated by them as a result of performing their duties or using our resources during their employment with us.

PRINCIPAL SHAREHOLDERS

The following table sets forth information as to the beneficial ownership of our ordinary shares as of April 18, 2012 and after giving effect to the Stock Split, the Class B Exchange and the sale of the ordinary shares offered hereby, by (1) each person or group who is known to us to own beneficially more than 5% of the outstanding ordinary shares, (2) each director and named executive officer, and (3) all directors and executive officers as a group. We are currently majority owned by Apollo, which owned, as of April 18, 2012, 91.3% of our ordinary shares and 100% of our Class B ordinary shares.

Percentage of class beneficially owned is based on 4,022,855 ordinary shares outstanding as of April 18, 2012, together with the applicable options to purchase ordinary shares for each shareholder exercisable on April 18, 2012 or within 60 days thereafter, and do not include the 4,416,565 Class B ordinary shares currently held by Apollo. Ordinary shares issuable upon the exercise of options currently exercisable or exercisable within 60 days after April 18, 2012 are deemed outstanding for computing the percentage ownership of the person holding the options, but are not deemed outstanding for computing the percentage of any other person. The amounts and percentages of ordinary shares beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power,” which includes the power to vote or to direct the voting of such security, or “investment power,” which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has voting or investment power. Except as described in the footnotes below, to our knowledge, each of the persons named in the table below have sole voting and investment power with respect to the ordinary shares beneficially owned, subject to community property laws where applicable. Except as otherwise indicated, the business address for each of our shareholders listed below is c/o CEVA House, Excelsior Road, Ashby de la Zouch, Leicestershire, LE65 9BA, U.K.

	Prior to the Class B Exchange and this Offering		After Giving Effect to the Stock Split, the Class B Exchange and this Offering
	Number	Ownership %	No Exercise of Underwriters’ Option		Full Exercise of Underwriters’ Option
Name of beneficial owner			Number	Ownership %	Number	Ownership %
Apollo Management Holdings, L.P.(1)	3,673,800	91.3%
John Pattullo
Rubin McDougal
All Directors and Executive Officers as a Group

(1)	The amount reported as beneficially owned prior to the offering represents an aggregate of 3,673,800 ordinary shares held of record by AIF VI Euro Holdings, L.P. (“AIF VI Euro”), AAA Guarantor–Co-Invest VI, L.P. (“Co-Invest VI”) and AlpInvest Partners Beheer 2006, L.P. (“AlpInvest Partners”), respectively. The amount reported as beneficially owned prior to the offering does not include the ordinary shares to be issued upon exchange of an aggregate of 4,416,565 Class B ordinary shares held of record by AIF VI Euro, Co-Invest VI, Apollo Fund VI BC, L.P. (“Fund VI BC”) and Autumnleaf L.P. (“Autumnleaf”), respectively. The amount reported as beneficially owned after the offering gives effect to the sales of ordinary shares by Apollo in the offering and the issuance of an aggregate of ordinary shares to AIF VI Euro, Co-Invest VI, Fund VI BC and Autumnleaf upon the exchange of the Class B ordinary shares held by them.

Apollo Advisors VI (EH), L.P. (“Advisors VI (EH)”) is the general partner of each of AIF VI Euro, Fund VI BC and Autumnleaf. The general partner of Advisors VI (EH) is Apollo Advisors VI (EH-GP), Ltd. (“Advisors VI EH-GP)”). Apollo Principal Holdings III, L.P. (“Principal III”) is the sole shareholder of Advisors VI (EH-GP), and Apollo Principal Holdings III GP, Ltd. (“Principal III GP”) is the general partner of Principal III.

Apollo Management VI, L.P. (“Management VI”) is the manager of AIF VI Euro and of AlpInvest Partners. The general partner of Management VI is AIF VI Management, LLC (“AIF VI LLC”). Apollo Management, L.P. (“Apollo Management”) is the sole member and manager of AIF VI LLC, and Apollo Management GP, LLC (“Management GP”) is the general partner of Apollo Management.

AAA MIP Limited (“AAA MIP”) is the general partner of Co-Invest VI. Apollo Alternative Assets, L.P. (“Alternative Assets”) provides management services to Co-Invest V and AAA MIP. Apollo International Management, L.P. (“Intl Management”) is the managing general partner of Alternative Assets, and Apollo International Management GP, LLC (“International GP”) is the general partner of Intl Management. Apollo Management Holdings, L.P. (“Management Holdings”) is the sole member and manager of each of Management GP and International GP. Apollo Management Holdings GP, LLC (“Management Holdings GP”) is the general partner of Management Holdings. Leon Black, Joshua Harris and Marc Rowan are the managers as well as principal executive officers of Management Holdings GP, and the directors of Principal III GP, and as such indirectly control voting and disposition of the ordinary shares held by AIF VI Euro, Co-Invest VI, and AlpInvest Partners, and the ordinary shares issuable upon exchange of the Class B ordinary shares held by Fund VI BC and Autumnleaf.

The address for each of AIF VI Euro, AlpInvest Partners, Fund VI BC, Autumnleaf, Advisors VI (EH), Advisors VI (EH GP), Principal III and Principal III GP is c/o Walkers Corporate Services Limited, Walker House, 87 Mary Street, George Town, Grand Cayman KY1-9005, Cayman Islands. The address for each of Co-Invest VI and AAA MIP is Trafalgar Court, Les Banques, GY1 3QL, St. Peter Port, Guernsey, Channel Islands. The address for Alternative Assets is One Manhattanville Road, Suite 201, Purchase, New York 10577. The address for each of Management VI, AIF VI LLC, Apollo Management, Management GP, Intl Management, International GP, Management Holdings and Management Holdings GP, and for Messrs. Black, Harris and Rowan, is 9 W. 57th Street, 43rd Floor, New York, New York 10019.

As of April 18, 2012, we had 97 holders of record resident in the U.S., representing approximately 2.74% of our outstanding shares.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Debt Transactions

February Refinancing

On February 1, 2012, concurrently with the issuance by CEVA Group Plc of $325 million of 8 3/8% Senior Secured Notes and $620 million of 12 3/4% Senior Unsecured Notes, funds affiliated with Apollo completed (1) an exchange of an aggregate of $1,149 million in indebtedness (calculated based on the U.S. dollar to euro exchange rate in effect as of December 31, 2011) of CEVA Group Plc and the Company held by them in exchange for newly-issued Class B ordinary shares of the Company (the “February Refinancing”), and (2) a private exchange of €109 million of CEVA Group Plc debt held by them into $145 million of the aforementioned $620 million 12 3/4% Senior Unsecured Notes (the “2012 Debt Exchange”).

The debt exchanged in the February Refinancing consisted of all of Apollo’s holdings of the Extended Senior Notes, the Extended Senior Subordinated Notes and the PIK Loan Facility, as well as $516 million of Extended Senior Unsecured Loans. All of the debt exchanged in the February Refinancing was retired and is no longer outstanding.

Pursuant to their terms, the Class B ordinary shares issued in the February Refinancing would be mandatorily exchangeable for ordinary shares, are only entitled to dividends if and when declared on the ordinary shares, and have certain other rights, including voting rights.

In the 2012 Debt Exchange, Apollo (1) exchanged €109 million principal amount of the 8 1/2% Senior Notes and Senior Subordinated Notes for new notes at an exchange ratio equal to 100% divided by the issue price of the 12 3/4% Senior Unsecured Notes and using the exchange rate in effect on the day prior to the closing of the offering and (2) received accrued and unpaid interest in cash payable to the date of the 2012 Debt Exchange with respect to the debt that was exchanged. The notes issued in the 2012 Debt Exchange were issued under the same indenture, and are treated as a single class for all purposes under the indenture relating to the 12 3/4% Senior Unsecured Notes and are fungible.

Following the February Refinancing, Apollo owned none of CEVA Group Plc’s outstanding indebtedness other than $77 million of Junior Lien Notes, $145 million of 12 3/4% Senior Unsecured Notes and $113 million of Extended Senior Unsecured Loans. Apollo, as the holder of the Extended Senior Unsecured Loans, also agreed to waive certain provisions of the Senior Unsecured Facility to permit the offering of the notes offered in the February Refinancing and the 2012 Debt Exchange.

March 2010 Transactions

The term “March 2010 Transactions” is used in this prospectus to refer to (1) CEVA Group Plc’s offering of 11 1/2% Junior Priority Senior Secured Notes due 2018 (the “Junior Lien Notes”); (2) CEVA Group Plc’s offer to purchase 10% Second-Priority Senior Secured Notes due 2014 (the “10% Second-Priority Notes”) and 12% Second-Priority Senior Secured Notes due 2014 (the “12% Second-Priority Notes” and, in their capacity as unsecured notes following the March 2010 Transactions, “12% Senior Notes”), and related consent solicitation, pursuant to the Offer to Purchase and Consent Solicitation Statement dated February 24, 2010, as supplemented on March 2, 2010, as further supplemented on March 9, 2010; (3) the private exchange by Apollo with CEVA Group Plc of 10% Second-Priority Notes and 12% Second-Priority Notes for Junior Lien Notes; and (4) the private exchange by Apollo with CEVA Group Plc of (i) 8 1/2% Senior Unsecured Notes of CEVA Group Plc due 2014 (the “8 1/2% Senior Notes”) held by Apollo for a like principal amount of 8 1/2% Senior Notes due 2018 (the “Extended Senior Notes”), (ii) 10% Senior Subordinated Notes of CEVA Group Plc due 2016 (the “Senior Subordinated Notes”) held by Apollo for a like principal amount of 10% Senior Subordinated Notes due 2018 (the “Extended Senior Subordinated Notes”) and (iii) loans due August 2015 under CEVA Group Plc’s senior unsecured loan facility dated August 2, 2007, as amended on April 1, 2008 (as further amended on March 24, 2010, the “Senior Unsecured Facility”) (the “Senior Unsecured Loans”) held by Apollo for a like principal amount of extended loans due June 2018 under the Senior Unsecured Facility (the “Extended Senior Unsecured Loans”).

In March 2010, Apollo privately exchanged all of the 12% Second-Priority Notes and 10% Second-Priority Notes held by it in exchange for $77 million in principal amount of Junior Lien Notes. In addition, Apollo committed to privately exchange all of the 8 1/2% Senior Notes, Senior Subordinated Notes and Senior Unsecured Loans held by it in exchange for a like principal amount of Extended Senior Notes, Extended Senior Subordinated Notes and Extended Senior Unsecured Loans. The purpose of the private exchange was to extend the maturities of the 8 1/2% Senior Notes, Senior Subordinated Notes and Senior Unsecured Loans currently held by Apollo to no earlier than June 30, 2018. See “Description of Certain Indebtedness.”

July 2009 Exchange Offers

On July 22, 2009, CEVA Group Plc issued €120 million aggregate principal amount of 12% Second-Priority Notes in exchange for €153 million outstanding 8 1/2% Senior Notes and €50 million outstanding Senior Subordinated Notes, and issued $127 million aggregate principal amount of 12% Second-Priority Notes in exchange for $205 million of Senior Unsecured Loans. We refer in this prospectus to these exchange offers as the “July 2009 Exchange Offers.” In the July 2009 Exchange Offer, Apollo privately exchanged with CEVA Group Plc (1) $172 million of Senior Unsecured Loans for $107 million of 12% Second Priority Notes and (2) €30 million of 8 1/2% Senior Notes for €19 million of 12% Second-Priority Notes.

Assignment of Senior Unsecured Facility Loans

To fund the acquisition of EGL, Inc. in 2007, CEVA Group Plc entered into the Senior Unsecured Facility. On April 1, 2008, the underwriting banks assigned loans under the Senior Unsecured Facility with an aggregate principal amount of $509 million to affiliates of Apollo, who paid these lenders an acquisition price that reflected a discount to the par value of the loan. As a result of the assignment, we paid a fee of 1.6875% to each assigning lender in lieu of a 2.0% conversion fee outstanding at that time.

Class B Exchange

All of the issued and outstanding Class B ordinary shares of the Company (“Class B Shares”)—consisting of a total of 4,416,565 Class B Shares—are currently held by entities affiliated with Apollo. The consummation of the offering is contingent upon the exchange of all of the Class B Shares for ordinary shares (the “Class B Exchange”), at a rate to be agreed between Apollo and our board of directors (after considering the recommendation of an independent transaction committee). After the Class B Exchange, no Class B Shares will be outstanding.

Shareholders Agreement

In connection with CEVA’s initial acquisition of TNT N.V.’s logistics division in 2006, certain affiliates of Apollo, an affiliate of TNT N.V. and certain members of CEVA management who acquired shares of CEVA Logistics Inc. entered into a shareholders agreement. In December 2009, the affiliate of TNT N.V. transferred all of the CEVA Logistics Inc. shares that it held to us in exchange for the settlement and release of certain claims held by CEVA. As a result, the affiliate of TNT is no longer a party to the shareholders agreement.

The shareholders agreement provides for, among other things:

•

the ability of the other shareholder parties to “tag-along” their ordinary shares in sales by Apollo to a non-affiliated third-party entity, and the ability of Apollo to “drag-along” the ordinary shares held by the other shareholders in sales to third parties under certain circumstances;

•	certain restrictions on the transferability of shares;

•

registration rights pursuant to which Apollo is entitled to certain demand and piggyback registration rights, and management shareholders are entitled to certain piggyback registration rights, as further described in “Description of Capital Stock—Registration Rights”;

•	call rights, exercisable by us, entitling us (and in some cases Apollo) to repurchase ordinary shares held by management shareholders upon certain circumstances;

•	put rights, exercisable by management shareholders, entitling such shareholders to require us to purchase their ordinary shares upon certain circumstances;

•	a grant of a proxy by the management shareholders to Apollo for voting ordinary shares held by such shareholders;

•	the right of a certain Apollo-affiliated entity to designate one member of our board of directors; and

•	preemptive rights exercisable by Apollo in the event of certain additional issuances of our ordinary shares.

We expect to amend and restate the current shareholders agreement in connection with this offering. See “—Amended and Restated Shareholders Agreement.”

Amended and Restated Shareholders Agreement

CEVA Logistics Inc., Apollo and the members of our management team who hold ordinary shares of CEVA Logistics Inc. or options to acquire such shares expect to enter into an amended and restated shareholders agreement prior to the completion of this offering which will provide, among other things, a restriction on the transferability of each management member’s equity ownership in CEVA Logistics Inc., piggyback registration rights, repurchase rights by CEVA Logistics Inc. and Apollo in certain circumstances, and demand registration rights for Apollo.

In addition, the amended and restated shareholders agreement will provide that, except as otherwise required by applicable law, Apollo will have the right to nominate:             directors as long as Apollo owns at least 30% but less than 50% of our outstanding ordinary shares;             directors as long as Apollo owns at least 20% but less than 30% of our outstanding ordinary shares; and             directors as long as Apollo owns at least 10% but less than 20% of our outstanding ordinary shares. In the event that the board of directors increases its size beyond             members, Apollo’s nomination rights will be proportionately increased, rounded up to the nearest whole number. The amended and restated shareholders agreement will provide that, except as otherwise required by applicable law, we and our management shareholders will use all reasonable efforts to cause all such nominees to be included in the slate of nominees recommended by the board of directors to our shareholders for election as directors at each general meeting of our shareholders and that we will use all reasonable efforts to cause the election of each such nominee, including soliciting proxies in favor of the election of such nominees and appointing such nominees to fill vacancies.

The amended and restated shareholders agreement will also provide that Apollo may make one or more written demands of us to require us to register the ordinary shares owned by Apollo. In addition, Apollo and our management members will have piggyback rights entitling them to require us to register ordinary shares owned by them in connection with any registration statements filed by us after the completion of this offering, subject to certain exceptions. We have agreed to indemnify Apollo and the management shareholders (to the extent that they are selling shareholders in any such registration) against losses suffered by them in connection with any untrue or alleged untrue statement of a material fact contained in any registration statement, prospectus or preliminary prospectus or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein not misleading, except insofar as the same may be caused by or contained in any information furnished in writing to us by such selling holder for use therein.

Management Agreement with Apollo

In connection with the formation of CEVA Logistics Inc. and the acquisition of TNT N.V.’s logistics business, Apollo and its affiliates entered into a management agreement with CEVA Logistics Inc. and CEVA Limited relating to the provision of certain financial and strategic advisory services and consulting services. CEVA Limited agreed to pay to Apollo an annual monitoring fee equal to the greater of €3 million and 1.5% of our Adjusted EBITDA before such fees, plus related expenses. For the years ended December 31, 2011, 2010 and 2009, Apollo received management fees and expenses of $8 million, $7 million and $8 million, respectively (calculated based on the U.S. dollar to euro exchange rates in effect as of December 31, 2011, 2010 and 2009, respectively). CEVA Limited has agreed to indemnify Apollo and its affiliates and their directors, officers and representatives for losses relating to the services contemplated by the management agreement and for the engagement of affiliates of Apollo pursuant to, and the performance by them of the services contemplated by, the management agreement.

Upon the consummation of this offering, Apollo intends to terminate the management agreement, and as a result will receive approximately $         million (calculated on a pro forma basis assuming that the management agreement were terminated on                     , 2012) which will be recorded as an expense by us.

Affiliated Underwriter

On December 14, 2010, CEVA Group Plc, our wholly owned subsidiary, issued $450 million in aggregate principal amount of the First Lien Senior Secured Notes (as defined below). One of the underwriters in the underwriting syndicate in the offering of the First Lien Senior Secured Notes was Morgan Joseph TriArtisan LLC, a registered broker-dealer. Apollo has a non-control interest in Morgan Joseph TriArtisan LLC and its affiliates.

On February 1, 2012, CEVA Group Plc, our wholly owned subsidiary, issued $325 million of 8 3/8% Senior Secured Notes and $620 million of 12 3/4% Senior Unsecured Notes. One of the underwriters in the underwriting syndicate in the offering of these notes was Apollo Global Securities, LLC, a registered broker-dealer affiliated with Apollo.

On May 2, 2012, the Company refinanced its synthetic letter of credit facility due 2013, by increasing its existing tranche B term loan due 2016 by $150 million. One of the co-managers that participated in the financing was Apollo Global Securities, LLC.

Transactions with Joint Ventures

We also have a number of transactions with joint ventures over which we have joint control with our partners. See note 14 to the audited consolidated financial statements included elsewhere in this prospectus.

Review and Approval of Related Party Transactions

It is our intention that generally transactions with our directors, executive officers, principal shareholders or affiliates must be on terms that are no less than favorable to us than those available from third parties and must be approved in advance by a majority of disinterested members of the board of directors.

DESCRIPTION OF CERTAIN INDEBTEDNESS

As used in this section, the terms “CEVA,” “we,” “our,” “us” and the “Company” mean CEVA Logistics Inc. and not any of its consolidated subsidiaries, and the term “Group” refers to CEVA Group Plc.

Senior Secured Facilities

On August 2, 2007, Group entered into a credit facility comprised of a term loan facility, revolving credit facility and synthetic letter of credit facility (the “Original Senior Secured Facilities”) with Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Credit Suisse Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., UBS Securities LLC and Goldman Sachs Credit Partners L.P., as joint bookrunners, Credit Suisse, as administrative agent, and Credit Suisse Securities (USA) LLC, as syndication agent.

On December 14, 2010, Group amended the Original Senior Secured Facilities (as amended and restated, the “Senior Secured Facilities”) to, among other things:

(i) extend the maturities of a portion of the term loan facility, revolving credit facility and the synthetic letter of credit facility to August 31, 2016, November 4, 2015 and August 31, 2016, respectively; and

(ii) increase the interest rate on the extended loans and commitments to the levels described below under “Interest Rate and Fees.”

In connection with the amendment, Group prepaid a portion of the outstanding loans and commitments under the Original Senior Secured Facilities with proceeds from the issuance of the Initial First Lien Senior Secured Notes.

On December 17, 2010, Group terminated its tranche A revolving credit facility and entered into an Incremental Assumption Agreement pursuant to which the tranche B revolving credit facility was increased by approximately €6 million.

On February 1, 2012, Group prepaid its tranche A term loan facility maturing November 4, 2013 with proceeds from the issuance of the Additional First Lien Senior Secured Notes and entered into an Incremental Assumption Agreement pursuant to which a tranche C revolving credit facility was established in the amount of €100 million.

At December 31, 2011, Group’s Senior Secured Facilities, as amended, after giving pro forma effect to the February Refinancing, consisted of:

•	a tranche B term loan facility maturing August 31, 2016, of which approximately $335 million and €103 million was outstanding;

•	a €79 million tranche B revolving credit facility commitment maturing November 4, 2015, of which none was drawn;

•	a €100 million tranche C revolving credit facility commitment maturing November 4, 2015, of which none was drawn;

•	a $39 million and €33 million tranche A synthetic letter of credit facility maturing November 4, 2013; and

•	a $94 million and €55 million tranche B synthetic letter of credit facility maturing August 31, 2016.

On May 2, 2012, the Company refinanced its synthetic letter of credit facility due 2013, by increasing its existing tranche B term loan due 2016 by $150 million.

Interest Rate and Fees

The interest rate per annum applicable to the tranche B term loan facility is, at Group’s option, either (x) an alternate base rate plus 4.00%, or (y) an adjusted LIBO rate plus 5.00%. The interest rate per annum applicable to the tranche B revolving credit facility and tranche C revolving credit facility is, at Group’s option, either (x) an alternate base rate plus 3.00%, or (y) an adjusted LIBO rate plus 4.00%.

Group also pays the applicable margin used for the LIBO rate tranche B term loan facility plus 0.10% per annum in respect of amounts deposited with the administrative agent to backstop letters of credit issued under the synthetic letter of credit facilities. In addition to paying interest on outstanding principal under the Senior Secured Facilities, Group is required to pay a facility fee on the commitments under the tranche B revolving credit facility and tranche C revolving credit facility, equal to 0.50% per annum. Group also pays customary letter of credit and agency fees.

Prepayments

Group is required to prepay outstanding term loans, subject to certain exceptions, with:

•

in the event that its senior secured leverage ratio is greater than 2.5 to 1.0, 50% of excess cash flow (as defined in the agreement governing the Senior Secured Facilities) less the amount of certain voluntary prepayments as described in the credit agreement, subject to downward adjustments depending on the senior secured leverage ratio; and

•

100% of the net cash proceeds of all non-ordinary course asset sales and casualty and condemnation events, if Group does not reinvest or commit to reinvest those proceeds in assets to be used in its business or to make certain other permitted investments within 18 months (and, if committed to be so reinvested, actually reinvested within 21 months).

Group is permitted to voluntarily repay outstanding loans under its Senior Secured Facilities at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

Amortization

As a result of the prepayments previously made, Group has no mandatory amortization payments on any of the debt tranches.

Ranking; Guarantees and Security

The obligations under the Senior Secured Facilities are Group’s senior obligations. All obligations under the Senior Secured Facilities are unconditionally guaranteed by Group, each of the borrowers under the Senior Secured Facilities and certain of Group’s and their direct and indirect subsidiaries, subject to certain legal and tax limitations. All obligations under the Senior Secured Facilities, and the guarantees of those obligations (as well as any interest-hedging or other swap agreements), are secured on a first-priority basis by substantially all of Group’s assets and certain assets of the other borrowers under the Senior Secured Facilities and certain of their subsidiaries, subject to certain exceptions including the trade accounts receivable originated by the Originators (as defined below) that have been transferred to the SPE and legal and tax limitations.

Certain Covenants and Events of Default

The Senior Secured Facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, Group’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	create liens on assets;

•	enter into sale and leaseback transactions;

•	make investments, loans, guarantees or advances;

•	make certain acquisitions;

•	sell assets;

•	engage in mergers or acquisitions;

•	pay dividends and make distributions or repurchase capital stock;

•	repay certain other indebtedness;

•	in the case of Group’s restricted subsidiaries, enter into arrangements that restrict their ability to pay dividends or make other payments to Group;

•	engage in certain transactions with affiliates; and

•	make capital expenditures.

In addition, the Senior Secured Facilities require Group to maintain a ratio of net secured first lien debt to Covenant EBITDA of no more than 4.0 to 1.0, tested on a quarterly basis. At December 31, 2011, we were in compliance with this covenant, with a ratio of 1.94 to 1.0.

Covenant EBITDA is calculated as Adjusted EBITDA, further adjusted to remove or add certain identified amounts that would not meet the standards for inclusion under Article 11 of Regulation S-X, but which are defined by the Senior Secured Facilities for the purposes of determining Covenant EBITDA. Covenant EBITDA is not a presentation made in accordance with IFRS, is not a measure of financial condition, liquidity or profitability and should not be considered as an alternative to loss for the period determined in accordance with IFRS or operating cash flows determined in accordance with IFRS. Additionally, Covenant EBITDA is not intended to be a measure of free cash flow for management’s discretionary use, as it does not take into account certain items such as investments in our associates, interest and principal payments on our indebtedness, depreciation and amortization expense (which, because we use capital assets, is a necessary element of our costs and ability to generate revenue), working capital needs, tax payments (which, because the payment of taxes is part of our operations, is a necessary element of our costs and ability to operate), non-recurring or unusual expenses and capital expenditure. For example, Covenant EBITDA reflects the full year impact of cost saving initiatives already undertaken by management. Although these estimated cost savings increase our Covenant EBITDA by the amount of savings expected to be achieved, these cost savings are merely estimates and may not actually be achieved in the timeframe anticipated or at all. Although management believes these estimates and assumptions are reasonable, investors should not place undue reliance on Covenant EBITDA given how it is calculated and the possibility that the underlying estimates and assumptions may not reflect actual results. Further, no third party has compiled, reviewed or performed any assurance procedures with respect to the calculation of Covenant EBITDA or has expressed an opinion or given any other form of assurance on the calculation of Covenant EBITDA, the estimated cost savings or their achievability. The inclusion of Covenant EBITDA in this prospectus is appropriate because it provides additional information to investors about our compliance with the net secured first lien debt to Covenant EBITDA ratio under our Senior Secured Facilities. This presentation of Covenant EBITDA may not be comparable to other similarly titled measures of other companies.

The following table reconciles our Adjusted EBITDA for the period to our Covenant EBITDA for the years ended December 31, 2011. For a reconciliation of loss for the period to EBITDA, see “Summary—Summary Consolidated Historical Financial Data.”

Year Ended December 31, 2011
(in $ millions)
Adjusted EBITDA before management fees	454
Optimization programs(1)	33
Management savings programs(2)	58

Covenant EBITDA	545

(1)	Represents projected headcount and benefit reductions, network optimization and other overhead reductions, such as Program UNO and Project ACE. We expect these initiatives to deliver approximately $33 million in annualized savings in addition to the savings that have already been realized.
(2)	Represents projected cost savings from our LEAN and central procurement functions and other cost reduction initiatives. Our LEAN program seeks to reduce costs by training experts to perform site assessments that target waste reduction and identify specific and sustainable operational improvements, while our central procurement function seeks to reduce costs by seeking to maximize our worldwide purchasing power. We expect these initiatives to deliver approximately $58 million in annualized cost savings in addition to the savings that have already been realized.

The Senior Secured Facilities also contain customary events of default.

First Lien Senior Secured Notes

Overview

On December 14, 2010, Group issued $450 million aggregate principal amount of 8 3/8% Senior Secured Notes due 2017 (the “Initial First Lien Senior Secured Notes”), and on February 1, 2012, Group issued an additional $325 million aggregate principal amount of 8 3/8% Senior Secured Notes due 2017 (the “Additional First Lien Senior Secured Notes” and, together with the Initial First Lien Senior Secured Notes, the “First Lien Senior Secured Notes”). The First Lien Senior Secured Notes were issued under an indenture, dated as of December 14, 2010, by and among Group, the guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, principal paying agent and transfer agent, The Bank of New York Mellon (Ireland) Limited, as Irish paying agent and Law Debenture Trust Company of New York, as collateral agent. The First Lien Senior Secured Notes mature on December 1, 2017. As of December 31, 2011, after giving pro forma effect to the issuance of the Additional First Lien Senior Secured Notes, $775 million in principal amount of First Lien Senior Secured Notes were outstanding.

Interest

Interest on the First Lien Senior Secured Notes accrues at the rate of 8 3/8% per annum, payable on March 1 and September 1 of each year.

Optional Redemption

Group may redeem some or all of the First Lien Senior Secured Notes prior to December 1, 2013 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after December 1, 2013, Group may redeem some or all of the First Lien Senior Secured Notes at the redemption prices specified in the indenture, beginning at par and  3/4 of the coupon, declining to par on December 1, 2016, plus accrued and unpaid interest, if any, to the redemption date.

Additionally, at any time on or prior to December 1, 2013, Group may redeem up to 40% of the originally issued aggregate principal amount of the First Lien Senior Secured Notes with the net cash proceeds of one or more equity offerings at a price equal to 108.375% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if at least 60% of the originally issued aggregate principal amount of the First Lien Senior Secured Notes remains outstanding after such redemption.

Further, during any twelve-month period prior to December 1, 2013, Group may redeem up to 10% of the aggregate principal amount of the First Lien Senior Secured Notes at a redemption price equal to 105.000% of the aggregate principal amount of the First Lien Senior Secured Notes redeemed, plus accrued and unpaid interest thereon.

Change of Control

Upon a change of control, as defined in the indenture governing the First Lien Senior Secured Notes, Group will be required to offer to repurchase the First Lien Senior Secured Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless Group has previously elected to redeem all the First Lien Senior Secured Notes. We do not expect the initial public offering of our ordinary shares contemplated hereby to constitute a change of control as defined in the indenture.

Ranking; Guarantees and Security

The First Lien Senior Secured Notes are Group’s senior obligations. The First Lien Senior Secured Notes are jointly and severally guaranteed on a senior basis by each of Group’s existing and future wholly owned subsidiaries that guarantee Group’s Senior Secured Facilities. The First Lien Senior Secured Notes and the related guarantees are secured on a first-priority basis by substantially all of Group’s assets and by substantially all of the assets of certain of Group’s existing and future wholly owned subsidiaries, subject to certain exceptions including the trade accounts receivable originated by the Originators that have been transferred to the SPE and legal and tax limitations.

Covenants

The indenture governing the First Lien Senior Secured Notes contains covenants that, among other things, restrict, subject to certain exceptions, Group’s ability and the ability of its subsidiaries to:

•	incur additional indebtedness;

•	make restricted payments, including dividends or other distributions;

•	in the case of Group’s restricted subsidiaries, enter into arrangements that restrict their ability to pay dividends or make other payments to Group;

•	engage in transactions with affiliates;

•	sell assets;

•	create certain liens;

•	guarantee or secure debt;

•	create unrestricted subsidiaries; and

•	consolidate, merge or transfer all or substantially all of Group’s assets and the assets of its subsidiaries on a consolidated basis.

Certain covenants will cease to apply to the First Lien Senior Secured Notes at all times after the First Lien Senior Secured Notes have investment grade ratings from both Moody’s and S&P.

Events of Default

The indenture governing the First Lien Senior Secured Notes contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) failure to make payments thereunder when due, (2) breach of covenants, (3) cross-acceleration to indebtedness in excess of €25.0 million, (4) bankruptcy events, (5) failure to pay certain final judgments in excess of €25.0 million, (6) failure of guarantees of significant subsidiaries to remain in full force and effect, (7) assertion in a court pleading that security interests are invalid or unenforceable and (8) failure to comply with agreements related to the collateral.

First-and-a-Half Priority Lien Notes

Overview

On October 6, 2009, Group completed a private offering of $210 million aggregate principal amount of 11 5/8% Senior Secured Notes due 2016 (the “First-and-a-Half Priority Lien Notes”). The First-and-a-Half Priority Lien Notes were issued under an indenture dated as of October 6, 2009, by and among Group, the guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, principal paying agent and transfer agent, The Bank of New York Mellon (Ireland) Limited, as Irish paying agent and transfer agent and Law Debenture Trust Company of New York, as collateral agent. The First-and-a-Half Priority Lien Notes mature on October 1, 2016. As of December 31, 2011, $210 million in aggregate principal amount of First-and-a-Half Priority Lien Notes were outstanding.

Interest

Interest on the First-and-a-Half Priority Lien Notes accrues at the rate of 11 5/8% per annum, payable semi-annually on April 1 and October 1 of each year.

Optional Redemption

Group may redeem some or all of the First-and-a-Half Priority Lien Notes prior to October 1, 2012 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after October 1, 2012, Group may redeem some or all of the First-and-a-Half Priority Lien Notes at the redemption prices specified in the indenture, beginning at par and  3/4 of the coupon, declining to par on December 1, 2015, plus accrued and unpaid interest, if any, to the redemption date. Additionally, at any time on or prior to October 1, 2012, Group may redeem up to 40% of the originally issued aggregate principal amount of the First-and-a-Half Priority Lien Notes with the net cash proceeds of one or more equity offerings at a price equal to 111.625% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if at least 60% of the originally issued aggregate principal amount of the First-and-a-Half Priority Lien Notes remains outstanding after such redemption.

Change of Control

Upon a change of control, as defined in the indenture governing the First-and-a-Half Priority Lien Notes, Group will be required to offer to repurchase the First-and-a-Half Priority Lien Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless Group has previously elected to redeem all the First-and-a-Half Priority Lien Notes. We do not expect the initial public offering of our ordinary shares contemplated hereby to constitute a change of control as defined in the indenture.

Ranking; Guarantees and Security

The First-and-a-Half Priority Lien Notes are Group’s senior obligations. The First-and-a-Half Priority Lien Notes are jointly and severally guaranteed on a senior basis by each of Group’s existing and future wholly owned subsidiaries that guarantee Group’s Senior Secured Facilities. The First-and-a-Half Priority Lien Notes and the related guarantees are secured on a second-priority basis by substantially all of Group’s assets and by substantially all of the assets of certain of Group’s existing and future wholly owned subsidiaries, subject to certain exceptions including the trade accounts receivable originated by the Originators that have been transferred to the SPE and legal and tax limitations.

Covenants and Events of Default

The First-and-a-Half Priority Lien Notes contain covenants and events of default that are substantially similar to those contained in the indenture governing the First Lien Senior Secured Notes described above.

Junior Lien Notes

Overview

On March 24, 2010, Group completed a private offering of $702 million aggregate principal amount of Junior Lien Notes. The Junior Lien Notes were issued under an indenture dated as of March 24, 2010, by and among Group, the guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, principal paying agent and transfer agent, The Bank of New York Mellon (Ireland) Limited, as Irish paying agent and transfer agent and Law Debenture Trust Company of New York, as collateral agent. The Junior Lien Notes mature on April 1, 2018. As of December 31, 2011, $702 million in aggregate principal amount of Junior Lien Notes were outstanding.

Interest

Interest on the Junior Lien Notes accrues at the rate of 11 1/2% per annum, payable semi-annually on April 1 and October 1 of each year.

Optional Redemption

Group may redeem some or all of the Junior Lien Notes prior to April 1, 2014 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after April 1, 2014, Group may redeem some or all of the Junior Lien Notes at the redemption prices specified in the indenture, beginning at par and  1/2 of the coupon, declining to par on December 1, 2016, plus accrued and unpaid interest, if any, to the redemption date. Additionally, at any time on or prior to April 1, 2013, Group may redeem up to 40% of the originally issued aggregate principal amount of the Junior Lien Notes with the net cash proceeds of one or more equity offerings at a price equal to 111.500% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if at least 60% of the originally issued aggregate principal amount of the Junior Lien Notes remains outstanding after such redemption.

Change of Control

Upon a change of control, as defined in the indenture governing the Junior Lien Notes, Group will be required to offer to repurchase the Junior Lien Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless Group has previously elected to redeem all the Junior Lien Notes. We do not expect the initial public offering of our ordinary shares contemplated hereby to constitute a change of control as defined in the indenture.

Ranking; Guarantees and Security

The Junior Lien Notes are Group’s senior obligations. The Junior Lien Notes are jointly and severally guaranteed on a senior basis by each of Group’s existing and future wholly owned subsidiaries that guarantee Group’s Senior Secured Facilities. The Junior Lien Notes and the related guarantees are secured on a third-priority basis by substantially all of Group’s assets and by substantially all of the assets of certain of Group’s existing and future wholly owned subsidiaries, subject to certain exceptions including the trade accounts receivable originated by the Originators that have been transferred to the SPE and legal and tax limitations.

Covenants and Events of Default

The First-and-a-Half Priority Lien Notes contain covenants and events of default that are substantially similar to those contained in the indenture governing the First Lien Senior Secured Notes described above.

Senior Unsecured Facility

Group entered into a senior unsecured loan facility (the “Senior Unsecured Facility”) on August 2, 2007 with Credit Suisse Securities (USA) LLC and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, Credit Suisse

Securities (USA) LLC, Morgan Stanley Senior Funding, Inc., Bear, Stearns & Co. Inc., J.P. Morgan Securities Inc., UBS Securities LLC and Goldman Sachs Credit Parties L.P., as joint bookrunners, Credit Suisse, as administrative agent, Credit Suisse Securities (USA) LLC, as syndication agent, and the other lenders party thereto.

The Senior Unsecured Facility originally consisted of a $1.4 billion senior unsecured bridge loan, the proceeds of which were used for the purpose of financing the EGL Acquisition, refinancing certain existing indebtedness of EGL and paying the transaction costs associated with the foregoing. On August 13, 2007, Group issued $400 million of 10% Second-Priority Notes, which were used to refinance a portion of the loan outstanding under the Senior Unsecured Facility. In connection with July 2009 Exchange Offers, as described above, a further portion of the Senior Unsecured Facility was refinanced.

On March 24, 2010, Group completed a series of transactions with Apollo (see “Certain Relationships and Related Party Transactions—Debt Transactions—March 2010 Transactions”) whereby, among other actions, Apollo privately exchanged approximately $629 million of Senior Unsecured Facility loans for a like principal amount of Senior Unsecured Facility Extended loans. The Senior Unsecured Facility Extended loans are the same in all respects as the Senior Unsecured Facility loans except that the Senior Unsecured Facility Extended loans have a final maturity date of June 30, 2018.

On November 21, 2011, Group entered into amendments to the agreements governing the Senior Unsecured Facility, pursuant to which, instead of receiving scheduled interest payments in the fourth quarter of 2011, Apollo agreed to receive accrued and unpaid interest on February 1, 2012 in exchange for a nominal consent fee, the purpose of which was to improve the balance of the timing of Group’s interest payments.

On February 1, 2012, Group completed a series of transactions with Apollo (see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing”) whereby, among other actions, Apollo exchanged $516 million of Senior Unsecured Facility Extended loans for Class B ordinary shares of the Company. Such Senior Unsecured Facility Extended loans were subsequently retired and are no longer outstanding. In addition, on February 1, 2012, Group repaid all of the Senior Unsecured Facility loans held by persons other than Apollo.

As of December 31, 2011, after giving pro forma effect to the transactions between Group and Apollo occurring on February 1, 2012 described in the immediately preceding paragraph, $113 million of Senior Unsecured Facility Extended loans were outstanding under the Senior Unsecured Facility.

Maturity and Senior Unsecured Exchange Notes

The Senior Unsecured Facility Extended loans have a final maturity date of June 30, 2018. In connection with certain assignments of their loans, the lenders have the option to exchange loans under the Senior Unsecured Facility for notes (the “Senior Unsecured Exchange Notes”); provided, however, that Group may defer the first issuance of Senior Unsecured Exchange Notes until Group has received requests to issue an aggregate of at least $100 million in principal amount of Senior Unsecured Exchange Notes. If issued, any Senior Unsecured Exchange Notes would rank pari passu with the loans that remain outstanding under the Senior Unsecured Facility. In addition, the Senior Unsecured Exchange Notes will be guaranteed by the same entities that guarantee the loans that remain outstanding under the Senior Unsecured Facility.

Interest Rates

The interest rate per annum applicable to loans under the Senior Unsecured Facility is 9 3/4%.

Change of Control

Group is required to offer to prepay the Senior Unsecured Facility upon certain changes of control (as defined in the agreement governing the Senior Unsecured Facility).

Optional and Mandatory Prepayments

Group may voluntarily prepay the loans under the Senior Unsecured Facility, in whole or in part, at par plus accrued and unpaid interest and customary breakage costs.

Ranking; Guarantees

The obligations under the Senior Unsecured Facility are Group’s senior obligations. The Senior Unsecured Facility is jointly and severally guaranteed on a senior basis by each of Group’s existing and future subsidiaries that guarantee Group’s Senior Secured Facilities.

Covenants

The Senior Unsecured Facility contains covenants that are substantially similar to those contained in the indentures governing the First Lien Senior Secured Notes described above.

Events of Default

The Senior Unsecured Facility contains events of default that are substantially similar to those contained in the indentures governing the 12 3/4% Senior Notes described below.

12 3/4% Senior Notes

Overview

On February 1, 2012, Group issued an aggregate principal amount of approximately $620 million of 12 3/4% Senior Notes due 2020 (the “12 3/4% Senior Notes”), including approximately $145 million aggregate principal amount of 12 3/4% Senior Notes issued pursuant to the 2012 Debt Exchange (see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing”). The 12 3/4% Senior Notes were issued under an indenture dated as of February 1, 2012, by and among Group, the guarantors party thereto, The Bank of New York Mellon, as trustee, registrar, principal paying agent and transfer agent and The Bank of New York Mellon (Ireland) Limited, as Irish paying agent and transfer agent. The 12 3/4% Senior Notes mature on March 31, 2020.

Interest

Interest on the 12 3/4% Senior Notes accrues at the rate of 12 3/4% per annum, payable semi-annually on March 31 and September 30 of each year, commencing September 30, 2012.

Optional Redemption

Group may redeem some or all of the 12 3/4% Senior Notes prior to March 31, 2015 at a price equal to 100% of the principal amount thereof, plus a make-whole premium, plus accrued and unpaid interest, if any, to the redemption date. At any time on or after March 31, 2015, Group may redeem some or all of the 12 3/4% Senior Notes at the redemption prices specified in the indenture, beginning at par and  3/4 of the coupon, declining to par on March 31, 2018, plus accrued and unpaid interest, if any, to the redemption date. Additionally, at any time on or prior to March 31 2015, Group may redeem up to 40% of the originally issued aggregate principal amount of the 12 3/4% Senior Notes with the net cash proceeds of one or more equity offerings at a price equal to 112.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to the redemption date, if at least 60% of the originally issued aggregate principal amount of the 12 3/4% Senior Notes remains outstanding after such redemption.

Change of Control

Upon a change of control, as defined in the indenture governing the12 3/4% Senior Notes, Group will be required to offer to repurchase the 12 3/4% Senior Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date, unless it has previously elected to redeem all the 12 3/4% Senior Notes. We do not expect the initial public offering of our ordinary shares contemplated hereby to constitute a change of control as defined in the indenture governing the 12 3/4% Senior Notes.

Ranking; Guarantees

The 12 3/4% Senior Notes are Group’s senior unsecured obligations. The 12 3/4% Senior Notes are jointly and severally guaranteed on a senior basis, by each of Group’s existing and future wholly owned subsidiaries that guarantees debt under the Senior Secured Facilities.

Covenants

The indenture governing the 12 3/4% Senior Notes contains covenants that are substantially similar to those contained in the indenture governing the First Lien Senior Secured Notes described above.

Events of Default

The indenture governing the 12 3/4% Senior Notes contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) failure to make payments thereunder when due, (2) breach of covenants, (3) cross-acceleration to indebtedness in excess of €25.0 million, (4) bankruptcy events, (5) failure to pay certain final judgments in excess of €25.0 million, and (6) failure of guarantees of significant subsidiaries to remain in full force and effect.

12% Senior Notes

Overview

On July 22, 2009, Group completed the July 2009 Exchange Offers (see “Certain Relationships and Related Party Transactions—Debt Transactions—July 2009 Exchange Offers”). On that date, Group issued €120 million aggregate principal amount of 12% Second-Priority Senior Secured Notes due 2014 (the “12% Second-Priority Notes”) in exchange for €153 million of outstanding 8 1/2% Senior Notes due 2014 and €50 million of the outstanding 10% Senior Subordinated Notes due 2016.

On March 24, 2010, Group completed a series of transactions with Apollo (see “Certain Relationships and Related Party Transactions—Debt Transactions—March 2010 Transactions”) whereby, among other actions, Apollo privately exchanged its 12% Second-Priority Notes for Junior Lien Notes.

In connection with the above, on March 24, 2010 Group completed a transaction whereby approximately 93% of the outstanding 12% Second-Priority Notes, excluding those owned and privately exchanged by Apollo, were tendered to Group in a cash tender offer and Group received consents to adopt amendments to the indenture governing the 12% Second-Priority Notes and related collateral documents to eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the indenture and to provide for the release of liens on the collateral securing the 12% Second-Priority Notes and the guarantees thereof (in their capacity as unsecured notes, the 12% Second-Priority Notes are referred to as the “12% Senior Notes”).

As of December 31, 2011, approximately $14 million principal amount of 12% Senior Notes were outstanding. The 12% Senior Notes mature on September 1, 2014.

Interest

Interest on the 12% Senior Notes accrues at the rate of 12% per annum, payable semi-annually on March 1 and September 1 of each year.

Optional Redemption

Group may currently redeem some or all of the 12% Senior Notes at a price of 103.0%, declining to 101.5% on September 1, 2012 and declining to par on September 1, 2013, plus accrued and unpaid interest, if any, to the redemption date.

Ranking; Guarantees

The 12% Senior Notes are Group’s senior unsecured obligations. The 12% Senior Notes are jointly and severally guaranteed on a senior unsecured basis, by each of Group’s existing and future wholly owned subsidiaries that guarantees debt under the Senior Secured Facilities.

Events of Default

The indenture governing the 12% Senior Notes contain certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) failure to make payments thereunder when due, (2) breach of covenants, (3) bankruptcy events, and (4) failure of guarantees of significant subsidiaries to remain in full force and effect.

PIK Notes

Overview

We entered into a senior unsecured pay-in-kind term debt instrument agreement (the “PIK Notes”) on February 15, 2007 with Credit Suisse and Deutsche Bank AG, London Branch, as joint lead arrangers, Credit Suisse, as bookrunner, Credit Suisse, as administrative agent, and the other holders of debt instruments party thereto, which was amended and restated on June 2, 2008 and on February 1, 2012. On February 1, 2012, we completed a series of transactions with Apollo (see “Certain Relationships and Related Party Transactions—Debt Transactions—February Refinancing”) whereby, among other actions, Apollo exchanged PIK Notes held by it for Class B ordinary shares of the Company. In connection with such transactions, the PIK Notes were amended to eliminate substantially all of the restrictive covenants and certain events of default and related provisions contained in the debt instrument agreement governing the PIK Notes. The PIK Notes held by Apollo were subsequently retired and are no longer outstanding. The PIK Notes mature on June 1, 2017. As of December 31, 2011, after giving pro forma effect to the transactions between us and Apollo occurring on February 1, 2012 described in this paragraph, there was $123 million outstanding under the PIK Notes.

Interest Rates

The interest rate per annum applicable to debt instruments outstanding under the PIK Notes is equal to the three-month EURIBO rate plus 7 3/4%. At our election, interest on the debt instruments may be paid either by capitalizing the accrued interest and adding it to the principal or by paying the accrued interest in cash.

Optional and Mandatory Prepayments

We may voluntarily redeem the debt instruments under the PIK Notes, in whole or in part, at par plus accrued and unpaid interest and customary breakage costs.

Ranking

The obligations under the PIK Notes are our senior obligations but are structurally subordinated to all obligations of each of our subsidiaries, including the obligations of the SPE under the ABL Facility and Group’s obligations under the Senior Secured Facilities, the First Lien Senior Secured Notes, the First-and-a-Half Priority Lien Notes, the Junior Lien Notes, the Senior Unsecured Facility, the 12 3/4% Senior Notes and the 12% Senior Notes.

Events of Default

The debt instrument agreement governing the PIK Notes contains certain events of default, including (subject, in some cases, to customary cure periods and materiality thresholds) defaults based on (1) failure to make payments thereunder when due and (2) bankruptcy events.

ABL Facility

On November 19, 2010, a new subsidiary, CEVA US Receivables, LLC (the “SPE”), a bankruptcy remote special purpose entity formed in connection with the establishment of the ABL Facility, as well as certain of Group’s U.S. subsidiaries—namely, CEVA Freight, LLC, CEVA International Inc. and CEVA Logistics U.S., Inc. (the “Originators”)—entered into agreements establishing an Asset Backed Loan Facility (the “ABL Facility”) with an initial commitment of $200 million. On November 30, 2010, the committed amount of the ABL Facility was increased to $250 million. Under the terms of the Receivables Transfer Agreement, the Originators have contributed or sold all of their existing U.S. trade accounts receivable to the SPE and will continue to contribute or sell such trade accounts receivable to the SPE as they are originated. The SPE does not guarantee any indebtedness of Group or its subsidiaries, has been designated as an unrestricted subsidiary under the indentures governing Group’s notes and under the Senior Secured Facilities and a receivables subsidiary under the indentures governing Group’s notes. Borrowings in an amount equal to the lesser of (i) $250 million and (ii) the borrowing base under the ABL Facility are available to the SPE to make distributions to the Originators or to pay the purchase price for any receivables sold instead of contributed. The available borrowing base under the ABL Facility at any one time is dependent upon a formula that takes into account factors such as the outstanding principal balance of the transferred receivables, obligor concentrations, obligor credit ratings and other reserves. The ABL Facility matures on November 19, 2015.

The SPE is entitled to request increases in the committed amount of the ABL Facility from time to time, in minimum amounts of $10 million, with any such incremental commitments in an aggregate amount not to exceed $120 million. At December 31, 2011, after giving pro forma effect to the February Refinancing, the total of outstanding borrowings under the ABL Facility was $131 million, and the committed amount was $250 million.

Interest Rate and Fees

The interest rate per annum applicable to the ABL Facility is, at the SPE’s option, either at (x) an alternate base rate plus an applicable margin ranging between 2% to 2 1/2% per annum depending on availability under the ABL Facility or (y) an Adjusted LIBO rate plus an applicable margin ranging per annum between 3% to 3 1/2% depending on availability under the ABL Facility. In addition to paying interest on the outstanding principal under the ABL Facility, the SPE is required to pay a commitment fee on the daily undrawn portion of the ABL Facility at a rate ranging between 0.50% to 0.75% per annum depending on availability under the ABL Facility.

Prepayments

If at any time the aggregate amount of the outstanding loans exceeds the lesser of the commitment amount or the available borrowing base or, if at any time the fixed charge coverage ratio of Group is less than or equal to 1.1 to 1.0 and the aggregate amount of the outstanding loans exceeds 90% of the lesser of the commitment amount or the available borrowing base, the SPE will be required to immediately repay outstanding loans in an aggregate amount equal to such excess. The SPE is permitted to voluntarily repay outstanding loans under the ABL Facility at any time without premium or penalty, other than customary “breakage” costs with respect to eurocurrency loans.

Guarantee and Security

Group guarantees the performance of (i) CEVA Freight, LLC in its capacity as servicer of the receivables and (ii) the indemnification obligations of the Originators under the Receivables Transfer Agreement, but does not guarantee the collectability of the receivables or any obligations of the SPE as borrower under the ABL Facility. The obligations of the SPE under the ABL Facility are secured on a first-priority basis by all currently owned and subsequently acquired assets of the SPE, including, but not limited to, all of the accounts receivable transferred to it by the Originators.

Certain Covenants and Events of Default

The ABL Facility contains a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of the SPE to:

•	incur additional indebtedness;

•	sell or create liens on the transferred receivables;

•	engage in mergers or acquisitions;

•	guarantee debt or enter into hedging arrangements;

•	engage in certain transactions with affiliates;

•	amend material debt and other material agreements;

•	amend its organizational documents; and

•	change its ownership.

The ABL Facility also contains customary events of default.

DESCRIPTION OF CAPITAL STOCK

This section of the prospectus includes a description of the material terms of our amended and restated memorandum and articles of association as they will be in effect as of the consummation of this offering, and of specific provisions of the Companies Law (as amended) of the Cayman Islands, which we refer to as the “Companies Law.” The following description is intended as a summary only and is qualified in its entirety by reference to the complete text of our amended and restated memorandum and articles of association, which will be attached as an exhibit to the registration statement of which this prospectus is a part. We urge you to read the full text of these documents. The following summary reflects the Stock Split that will be effective prior to the consummation of this offering.

General

We are a Cayman Islands exempted company with limited liability and our affairs are governed by our memorandum and articles of association, as amended from time to time, the Companies Law and the common law of the Cayman Islands. The object for which we are established, described in Section 3 of our memorandum of association, is unrestricted, and we have the full power and authority to carry out any object not prohibited by law. We are registered under registration number WK-172452. Our registered office is located at the offices of Walkers Corporate Services Limited, Walker House, 87 Mary Street, KY1—9005 George Town, Grand Cayman, Cayman Islands.

As of the date hereof, our authorized share capital consists of                shares, with a par value of $0.01 each, of which                are ordinary shares and 4,416,565 are Class B ordinary shares. These shares may be designated as ordinary shares, preference shares or such other classes of shares with the rights attaching thereto as our board of directors may properly determine from time to time.

In connection with this offering and the Class B Exchange, our memorandum and articles of association will be amended and restated and all outstanding Class B ordinary shares will be exchanged for ordinary shares. The following are summaries of material provisions of our amended and restated memorandum and articles of association and the Companies Law insofar as they relate to the material terms of our ordinary shares.

Ordinary Shares

General

All of our outstanding ordinary shares are fully paid and non-assessable. The interests of each shareholder may be evidenced by a certificate for shares as authorized by us or may be uncertificated.

Dividends

The holders of our ordinary shares are entitled to such interim dividends as may be declared by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid in advance of dividends on the ordinary shares on outstanding preference shares, as described below, if any. The Companies Law and the common law of the Cayman Islands provide, in summary, that distributions by way of dividends may only be paid out of our profits and/or share premium account, provided that in either case, no such distribution or dividend may be paid to our shareholders unless at the time of such payment we can pay our debts as they fall due in the ordinary course of our business. For a description of our dividend policy, see “Dividend Policy.”

Voting Rights

Each ordinary share is entitled to one vote on all matters upon which the ordinary shares are entitled to vote. Voting at any meeting of shareholders shall be decided by way of a poll.

A quorum required for a meeting of shareholders consists of shareholders who hold at least a majority of our ordinary shares at the meeting present in person or by proxy or, if a corporation or other non-natural person, by its duly authorized representative, provided that at least one affiliate of Apollo who is a shareholder of ours is required for a quorum for shareholders to approve amendments to certain provisions of our memorandum and articles of association.

Shareholders meetings

An annual General Meeting of the shareholders shall be held on such date and at such place and time as may be fixed by resolution of our board of directors. General Meetings of our shareholders may be convened only by our board of directors. Advance notice of at least seven days is required for the convening of any shareholders meetings.

An ordinary resolution to be passed by our shareholders requires the affirmative vote of a simple majority of the shares entitled to be voted by shareholders present or by proxy at a General Meeting, while a special resolution requires the affirmative vote of no less than two-thirds of the shares entitled to be voted by shareholders present or by proxy at a General Meeting. A special resolution will be required for certain matters, including, but not limited to, a change of name or making changes to our memorandum and articles of association.

Transfer of Ordinary Shares

Subject to the restrictions of our articles of association, as applicable, any of our shareholders may transfer all or any of his or her ordinary shares by an instrument of transfer in the usual or common form or any other form approved by our board.

Liquidation

Subject to the express rights of shares, if we are wound up, assets available for distribution among the holders of ordinary shares will be distributed by the liquidator and with the approval of an ordinary resolution, the liquidator may divide among the shareholders in specie or in kind the whole or any part of our assets and for such purpose the liquidator may set such value as he deems fair upon any such property.

Redemption or Repurchase of Ordinary Shares

Subject to the provisions of the Companies Law, we may issue shares on terms that are subject to redemption, at our option (acting independently or following a redemption request from a holder of such shares which we agree to), or repurchase our own shares, on such terms and in such manner as may be determined by our board of directors and (in the case of repurchases) the holder of such shares, subject to the restrictions of our memorandum and articles of association. In addition we may accept the surrender for no consideration any shares.

Preemption Rights

There are no preemption rights applicable to the issue or transfer of shares under either the Companies Law or our memorandum and articles of association.

Variations of Rights of Shares

All or any of the rights attached to any class of shares may, subject to the provisions of the Companies Law, be varied or abrogated either with the approval in writing of a majority of the holders of the issued shares of that class or with the sanction of a special resolution passed by a two-thirds majority at a general meeting of the holders of the shares of that class.

Inspection of Books and Records

Holders of our ordinary shares will have no general right under Cayman Islands law to inspect or obtain copies of our list of shareholders or our corporate records. See “Where You Can Find More Information.”

Changes in Capital

We may from time to time by ordinary resolution:

•	consolidate and divide our share capital into shares of a larger amount than its existing shares;

•	convert all or any of our paid up shares into stock and reconvert that stock into paid up shares of any denomination;

•	subdivide our existing shares into shares of a smaller amount; or

•	cancel any shares which, at the date of the passing of the resolution, have not yet been issued and decrease the amount of our share capital by the amount of the shares so cancelled.

We may by special resolution reduce our share capital and any capital redemption reserve in any manner authorized by law.

Transfer Agent and Registrar

American Stock Transfer & Trust Company, LLC serves as the transfer agent and registrar for our ordinary shares.

Preference Shares

Pursuant to our memorandum and articles of association, preference shares are issuable from time to time, in one or more series, with the designations of the series, the voting rights (if any) of the shares of the series, the powers, preferences and relative, participation, optional or other special rights, if any, and any qualifications, limitations or restrictions thereof as our board of directors from time to time may adopt by resolution, subject to certain limitations. Each series will consist of that number of shares as will be stated and expressed in the certificate of designations providing for the issuance of the stock of the series. All preference shares of any one series will be identical. As of the date of this prospectus, we have no preference shares outstanding.

Our board of directors can issue preference shares with rights in priority to the rights of our ordinary shares without any vote or consent of the holders of ordinary shares.

Board of Directors

Our board of directors is divided into three classes of directors, with the classes to be as nearly equal in number as reasonably possible. The number of directors comprising our board of directors shall be determined from time to time by our board of directors, and only a majority of the board of directors may fix the number of directors. Each director is to hold office until his or her successor is duly elected and qualified or until his or her earlier death, resignation or removal. At any meeting of our board of directors, except as otherwise required by law, a majority of the total number of directors then in office will constitute a quorum for all purposes; provided, however, that for so long as there is at least one director nominated by Apollo on the board of directors, a quorum must include one such director unless he or she waives the right to be included in the quorum at such meeting.

As a foreign private issuer under the U.S. securities laws, we are permitted to follow our home country practice in lieu of certain corporate governance requirements of the NYSE, such as (1) a majority of the board of directors consist of independent directors; (2) the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; (3) the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and (4) there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

CEVA Logistics Inc., Apollo and the members of our management team who hold ordinary shares of CEVA Logistics Inc. or options to acquire such shares expect to enter into an amended and restated shareholders agreement prior to the completion of this offering which will provide, among other things, that except as otherwise required by applicable law, Apollo will have certain rights to nominate persons to serve on our board of directors. See “Certain Relationships and Related Party Transactions—Amended and Restated Shareholders Agreement.”

Borrowing Powers

Under our memorandum and articles of association, our directors may exercise all the powers of CEVA Logistics Inc. to, among other things, borrow money, and issue debenture and other securities and mortgage property, whenever money is borrowed or as security for any debt liability or obligation of ours to any third party.

Certain Corporate Anti-Takeover Provisions

Certain provisions in our memorandum and articles of association as described in this “Description of Capital Stock” section may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a shareholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by shareholders. These provisions include: (1) a “classified” board of directors with three classes of directors serving three-year terms; (2) the sole power of a majority of the board of directors to fix the number of directors; (3) limitations on the removal of directors by shareholders; (4) the power of our board of directors to fill any vacancy on our board, whether such vacancy occurs as a result of an increase in the number of directors or otherwise; (5) advance notice requirements for nominating directors or introducing other business to be conducted at shareholders meetings; and (6) the ability of our board of directors to issue of preference shares with preferred rights without the consent of the holders of our ordinary shares.

Exempted Company

We are an exempted company with limited liability duly incorporated and existing under the Companies Law. The Companies Law distinguishes between ordinary resident companies and exempted companies. Any company, the objects of which are to conduct business mainly outside of the Cayman Islands, may apply to be registered as an exempted company. The requirements for an exempted company are essentially the same as for an ordinary company except for the material exemptions and privileges, including (1) an exempted company does not have to file an annual return of its shareholders with the Registrar of Companies in the Cayman Islands (the “Registrar of Companies”), (2) an exempted company is not required to open its register of members for inspection, (3) an exempted company does not have to hold an annual general meeting, (4) an exempted company may in certain circumstances issue no par value, negotiable or bearer shares, and (5) an exempted company may register by way of continuation in another jurisdiction and be deregistered in the Cayman Islands.

Furthermore, the Companies Law provides that the ownership of shares in Cayman Islands companies is determined by the entry of shareholders in a company’s statutorily required register of members. Therefore, the ordinary shares that are the subject of this offering or any future offering or trading will be considered to have been validly issued pursuant to our memorandum and articles of association once the issuance has been duly authorized and once our register of members has been updated to reflect their issuance. After this offering, our register of members will be kept and maintained by our transfer agent.

Differences in Corporate Law

The Companies Law of the Cayman Islands is modeled after that of the United Kingdom but does not follow United Kingdom statutory enactments. In addition, the Companies Law differs from laws applicable to U.S. corporations and their shareholders. In particular, the rights and obligations of a Cayman Islands company are governed primarily by the terms of its memorandum and articles of association, rather than by the provisions of the Companies Law. Set forth below is a summary of the significant differences between the provisions of the Companies Law applicable to us and the laws applicable to companies incorporated in the U.S. and their shareholders.

Mergers and Similar Arrangements

Mergers and Consolidations. The Companies Law permits mergers and consolidations between Cayman Islands companies and between Cayman Islands companies and non-Cayman Islands companies. For these purposes, (1) “merger” means the merging of two or more constituent companies and the vesting of their undertaking, property and liabilities in one of such companies as the surviving company, and (2) a “consolidation” means the combination of two or more constituent companies into a consolidated company and the vesting of the undertaking, property and liabilities of such companies into the consolidated company. In order to effect such a merger or consolidation, the directors of each constituent company must approve a written plan of merger or consolidation, which must then be authorized by a special resolution of the shareholders of the relevant Cayman Islands constituent company voting together as one class. The plan must be filed with the Registrar of Companies together with a declaration as to the solvency of the consolidated or surviving company, a statement of the assets and liabilities of each constituent company and an undertaking that a copy of the certificate of merger or consolidation will be given to the members and creditors of each constituent company and published in the Cayman Islands Gazette. Dissenting shareholders have the right to be paid the fair value of their shares (which, if not agreed between the parties, will be determined by the Cayman Islands court) if they follow the required procedures, subject to certain exceptions. Court approval is not required for a merger or consolidation which is effected in compliance with these statutory procedures.

Schemes of Arrangement. In addition, there are statutory provisions that facilitate the Cayman Islands court approved reconstruction and amalgamation of companies, provided that the arrangement is approved by a majority in number of each class of shareholders and creditors with whom the arrangement is to be made, and who must in addition represent three-fourths in value of each such class of shareholders or creditors, as the case may be, that are present and voting either in person or by proxy at a meeting convened for that purpose. The convening of the meeting and subsequently the arrangement must be sanctioned by the Grand Court of the Cayman Islands. A dissenting shareholder has the right to express to the court the view that the transaction ought not to be approved. Prior to sanctioning the arrangement, the Grand Court must determine that:

•	all statutory provisions as to notification, disclosure and majority vote have been met;

•	all classes of shareholders have been fairly represented and acting in good faith at the meeting in question;

•	the arrangement is such that an honest, intelligent man acting in his own best interest would reasonably approve; and

•	the arrangement is not one that would more properly be sanctioned under some other provision of the Companies Law.

Takeovers. When a takeover offer is made and accepted by holders of 90.0% of the shares within four months, the offeror may, within a two-month period, require the holders of the remaining shares to transfer such shares on the terms of the offer. An objection can be made to the Grand Court of the Cayman Islands but this is unlikely to succeed unless there is evidence of fraud, bad faith or collusion.

Except for mergers and consolidations as described above, if such arrangements are approved, the dissenting shareholder would have no rights comparable to appraisal rights, which would otherwise ordinarily be available to dissenting shareholders of U.S. corporations, providing rights to receive payment in cash for the judicially determined value of the shares.

Shareholders’ Suits

In principle, we will normally be the proper plaintiff and a derivative action may not be brought by a minority shareholder. However, based on English authority, which would be of persuasive authority in the Cayman Islands, exceptions to the foregoing principle apply in circumstances in which:

•	a company is acting or proposing to act illegally or ultra vires; and

•	those who control the company are perpetrating a “fraud on the minority.”

Transactions with Directors

Under the Delaware General Corporation Law, which we refer to as the “DGCL,” transactions with directors must be approved by disinterested directors or by the shareholders, or otherwise proven to be fair to the company as of the time it is approved. Such transaction will be void or voidable, unless (1) the material facts of any interested directors’ interests are disclosed or are known to the board of directors and the transaction is approved by the affirmative votes of a majority of the disinterested directors, even though the disinterested directors constitute less than a quorum; (2) the material facts of any interested directors’ interests are disclosed or are known to the shareholders entitled to vote thereon, and the transaction is specifically approved in good faith by vote of the shareholders; or (3) the transaction is fair to the company as of the time it is approved.

Cayman Islands laws do not restrict transactions with directors, requiring only that directors exercise a duty of care and discharge the fiduciary duty owed to the companies for which they serve. Under our memorandum and articles of association, so long as a director discloses the nature of his interest in any contract or arrangement which he is interested in, such a director may vote in respect of any contract or proposed contract or arrangement in which such director is interested and may be counted in the quorum at such a meeting.

Directors’ Fiduciary Duties

Under Delaware corporate law, a director of a Delaware corporation has a fiduciary duty to the corporation and its shareholders. This duty has two components: the duty of care and the duty of loyalty. The duty of care generally requires that a director act in good faith, with the care that an ordinarily prudent person would exercise under similar circumstances. Under this duty, a director must inform himself of all material information reasonably available regarding a significant transaction. The duty of loyalty requires that a director act in a manner he reasonably believes to be in the best interests of the corporation. He must not use his corporate position for personal gain or advantage. In general, but subject to certain exceptions, actions of a director are presumed to have been made on an informed basis, in good faith and in the honest belief that the action taken was in the best interests of the corporation. However, this presumption may be rebutted by evidence of a breach of one of the fiduciary duties.

Under Cayman Islands law, a director of a Cayman Islands company is in the position of a fiduciary with respect to the company, and therefore it is considered that he or she owes a number of duties to the company, including: a duty to act bona fide in the best interests of the company; a duty not to make a profit out of his or her position as director (unless the company permits him or her to do so); and a duty not to put himself or herself in a position where the interests of the company conflict with his or her personal interests or his or her duty to a third-party. A director of a Cayman Islands company also owes to the company a common law duty to act with skill and care. It was previously considered that a director need not exhibit in the performance of his or her duties a greater degree of skill than may reasonably be expected from a person of his or her knowledge and experience. However, there are indications that the courts are moving toward an objective standard with regard to the required skill and care.

Under our memorandum and articles of association, directors who are in any way, whether directly or indirectly, interested in a contract or proposed contract with our company shall be required to declare the nature of their interest at a meeting of the board of directors or by way of a notice served on CEVA Logistics Inc. Following such declaration, a director may vote in respect of any contract or proposed contract notwithstanding his interest.

Majority Independent Board

A domestic U.S. company listed on the NYSE must comply with the NYSE requirement that a majority of the board of directors must be comprised of independent directors as defined under Section 303A of the Corporate Governance Rules of the NYSE. As a foreign private issuer, we are allowed to follow home country practices in lieu of certain corporate governance requirements under the NYSE rules where there is no similar requirement under the laws of the Cayman Islands.

Shareholder Action by Written Consent

Under the DGCL, a corporation may eliminate the right of shareholders to act by written consent by inclusion of such a restriction in its certificate of incorporation. Our articles of association (and in respect to special resolutions, the Companies Law) provide that shareholders may pass shareholder resolutions by way of a unanimous written resolution signed by or on behalf of each shareholder who would have been entitled to vote on such matter at a general meeting without a meeting being held.

Shareholder Proposals and Director Nominations

The DGCL does not provide shareholders an express right to put any proposal before a meeting of shareholders, but it provides that a corporation’s bylaws may provide that if the corporation solicits proxies with respect to the election of directors, it may be required to include in its proxy solicitation materials one or more individuals nominated by a shareholder. In keeping with common law, Delaware corporations generally afford shareholders an opportunity to make proposals and nominations provided that they comply with the notice provisions in the certificate of incorporation or bylaws. A shareholders meeting may be called by the board of directors or any other person authorized to do so in the certificate of incorporation or bylaws, but shareholders may be precluded from calling shareholders meetings.

Our memorandum and articles of association do not allow our shareholders to call a shareholders meeting. Under our memorandum and articles of association, shareholders seeking to nominate candidates for election as directors or to bring business before a shareholders meeting must provide timely notice of their proposal in writing to the corporate secretary. Generally, to be timely, a shareholder’s notice for an annual general meeting must be received at our principal executive offices not less than 90 days or more than 120 days prior to the first anniversary date of the previous year’s annual meeting, and for a general meeting, other than an annual general meeting, the shareholder’s notice must be received not less than 90 days or more than 120 days prior to the date of such general meeting, except that, if the announcement of the special meeting was less than 100 days prior to the date of such meeting, notice must be given within 10 days of the announcement. Our memorandum and articles of association also specify requirements as to the form and content of a shareholder’s notice.

Cumulative Voting

Under the DGCL, cumulative voting for elections of directors is not permitted unless the corporation’s certificate of incorporation specifically provides for it. Cumulative voting potentially facilitates the representation of minority shareholders on a board of directors since it permits the minority shareholder to cast all the votes to which the shareholder is entitled on a single director, which increases the shareholder’s voting power with respect to electing such director.

There are no prohibitions in relation to cumulative voting under the laws of the Cayman Islands, but our articles of association do not permit cumulative voting. As a result, our shareholders are not afforded any less protections or rights on this issue than shareholders of a Delaware corporation.

Removal of Directors

Under the DGCL, a director of a corporation with a classified board may be removed only for cause with the approval of a majority of the outstanding shares entitled to vote, unless the certificate of incorporation provides otherwise. Under our memorandum and articles of association, directors can be removed by resolution of shareholders holding a majority of our outstanding shares and only for cause.

Transactions with Interested Shareholders

The DGCL contains a business combination statute applicable to Delaware public corporations whereby, unless the corporation has specifically elected not to be governed by such statute by an amendment to its certificate of incorporation or bylaws that is approved by its shareholders, it is prohibited from engaging in certain business combinations with an “interested shareholder” for three years following the date that such person becomes an interested shareholder. An interested shareholder generally is a person or a group who or which owns 15% or more of the corporation’s outstanding voting stock or who or which is an affiliate or associate of the corporation and owned 15% or more of the corporation’s outstanding voting stock within the past three years. This has the effect of limiting the ability of a potential acquirer to make a two-tiered bid for the target in which all shareholders would not be treated equally. The statute does not apply if, among other things, prior to the date on which such shareholder becomes an interested shareholder, the board of directors approves either the business combination or the transaction which resulted in the person becoming an interested shareholder. This encourages any potential acquirer of a Delaware public corporation to negotiate the terms of any acquisition transaction with the target’s board of directors.

Cayman Islands law has no comparable statute. As a result, we cannot avail ourselves of the types of protections afforded by the Delaware business combination statute. However, although Cayman Islands law does not regulate transactions between a company and its significant shareholders, it does provide that such transactions must be entered into bona fide in the best interests of the company and not with the intentions and effect of constituting a fraud on the minority shareholders.

Amendment of Governing Documents

Under the DGCL, a corporation’s certificate of incorporation may be amended only if adopted and declared advisable by the board of directors and approved by a majority of the outstanding shares entitled to vote, and the bylaws may be amended with the approval of a majority of the outstanding shares entitled to vote and may, if so provided in the certificate of incorporation, also be amended by the board of directors. Under Cayman Islands law, our memorandum and articles of association may only be amended by way of a special resolution.

Rights of Non-resident or Foreign Shareholders

There are no limitations imposed by our memorandum and articles of association on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares. In addition, there are no provisions in our memorandum and articles of association governing the ownership threshold above which shareholder ownership must be disclosed.

Indemnification

Cayman Islands law does not limit the extent to which a company’s memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime.

Under our memorandum and articles of association, we may indemnify our directors and officers and their representatives against actions, proceedings, costs, charges, expenses, losses, damages or liabilities incurred or sustained by such person which relate to the conduct of our business or affairs or which were incurred while executing such person’s duties at CEVA Logistics Inc. The right to be indemnified will include the right of an officer or a director to be paid expenses in advance of the final disposition of any proceeding. Such indemnification is available for actions in the Cayman Islands or any other jurisdiction. We expect to enter into indemnification agreements with our directors and executive officers to indemnify them to the fullest extent permitted by applicable law, from and against all costs, charges, expenses, liabilities and losses incurred in connection with any litigation, suit or proceeding to which such director is or is threatened to be made a party, witness or other participant.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the foregoing provisions, we have been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and therefore is unenforceable.

Registration Rights

Our amended and restated shareholders agreement with Apollo and our management shareholders will contain registration rights pursuant to which Apollo will be entitled to certain demand registration rights and both Apollo and our management holders will be entitled to certain piggyback registration rights. The following description of the registration rights provisions of our amended and restated shareholders agreement is intended as a summary only and is qualified in its entirety by reference to the amended and restated shareholders agreement filed as an exhibit to the registration statement of which this prospectus is a part.

Demand Registration Rights

Apollo can request that we register some or all of their shares pursuant to multiple registrations under the Securities Act, until all of their shares are sold. Upon the receipt of a demand registration, we must use our best efforts to effect the registration within 180 days of the request or as soon thereafter as possible, and keep the registration statement effective for as long as necessary for the disposition of all shares covered by the request.

We may postpone the filing of a registration statement for up to 30 days if our board of directors determines that the filing of such registration statement would be materially adverse to us. However, we may not exercise this postponement right more than twice in any 360-day period.

Piggyback Registration Rights

After the closing of this offering, if we determine to file a registration statement with respect to an offering that includes ordinary shares (subject to certain excluded types of registrations) for our own account or otherwise, then Apollo and our management shareholders are entitled to notice of the registration and have the right to include their shares in such registration, subject to certain limitations which may include restrictions that the underwriters may impose on the number of shares included in the registration.

Expenses of Registration, Limitations and Indemnification

We will pay for all registration fees and other reasonable expenses (other than underwriting fees, discounts and similar charges) associated with any registration pursuant to the registration rights provisions, including legal fees of one counsel for Apollo. The aforementioned registration rights are subject to certain conditions and limitations, which are further described in the amended and restated shareholders agreement. The registration rights section of the amended and restated shareholders agreement also contains indemnification provisions.

Transactions Relating to Our Share Capital

As of March 31, 2012, our executive officers, directors and employees held options to acquire approximately 263,655 ordinary shares of CEVA Logistics Inc. See “Management—Management Option Grants.”

During the year ended December 31, 2009, we issued and sold to certain of our employees 37,860 ordinary shares for an aggregate purchase price of approximately $2.9 million, based on a USD:EUR exchange rate of 0.7194, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 41,173 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise prices for these options ranged from €50 to €100 per share.

During the year ended December 31, 2010, we issued and sold to certain of our employees 40,539 ordinary shares for an aggregate purchase price of approximately $2.7 million, based on a USD:EUR exchange rate of 0.7549, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 12,703 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was €50.

During the year ended December 31, 2011, we issued and sold to certain of our employees 32,656 ordinary shares for an aggregate purchase price of approximately $2.6 million, based on a USD:EUR exchange rate of 0.7190, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 11,564 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was either €50 or €75 per share.

During the three months ended March 31, 2012, we issued and sold to certain of our employees 6,224 ordinary shares for an aggregate purchase price of approximately $0.6 million, based on a USD:EUR exchange rate of 0.7630, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 3,705 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was €75 per share.

These securities were issued without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 701 promulgated thereunder.

ORDINARY SHARES ELIGIBLE FOR FUTURE SALE

Upon completion of this offering, we will have issued and outstanding                  ordinary shares. Future sales of our ordinary shares in the public market, or the availability of such ordinary shares for sale in the public market, could adversely affect market prices prevailing from time to time. Nevertheless, sales of substantial amounts of our ordinary shares, including ordinary shares issuable upon the exercise of outstanding options in the public market, or the perception that such sales could occur, could materially and adversely affect the market price of our ordinary shares and could impair our future ability to raise capital through the sale of our equity or equity-related securities at a time and price that we deem appropriate.

The ordinary shares sold in this offering will be freely tradable without restriction or further registration under the Securities Act, except that any ordinary shares purchased by our “affiliates” (as defined under Rule 144) may only be sold in compliance with the limitations described below. The remaining outstanding ordinary shares will also be deemed restricted securities, as defined under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144, Regulation S or Rule 701, each of which we summarize below, or another exemption under the Securities Act.

Rule 144

The availability of Rule 144 will vary depending on whether restricted shares are held by an affiliate or a non-affiliate. Under Rule 144 as in effect on the date of this prospectus an affiliate who has beneficially owned restricted ordinary shares for at least six months would be entitled to sell within any three-month period a number of shares that does not exceed the greater of either of the following:

•	1% of the number of ordinary shares then outstanding, which will equal ordinary shares immediately after this offering and the Class B Exchange; and

•	the average weekly trading volume of our ordinary shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

Any sales by affiliates under Rule 144 are also limited by manner of sale provisions and notice requirements and the availability of current public information about us.

The volume limitation, manner of sale and notice provisions described above will not apply to sales by non-affiliates. For purposes of Rule 144, a non-affiliate is any person or entity who is not our affiliate at the time of sale and has not been our affiliate during the preceding three months. A non-affiliate who has beneficially owned restricted ordinary shares for six months may rely on Rule 144 provided that certain public information regarding us is available. A non-affiliate who has beneficially owned the restricted shares proposed to be sold for at least one year will not be subject to any restrictions under Rule 144.

Regulation S

Regulation S under the Securities Act provides that shares owned by any person may be sold without registration in the U.S., provided that the sale is effected in an offshore transaction and no directed selling efforts are made in the U.S. (as these terms are defined in Regulation S), subject to certain other conditions. In general, this means that our shares may be sold in some other manner outside the U.S. without requiring registration in the U.S.

Rule 701

Under Rule 701, ordinary shares acquired upon the exercise of certain currently outstanding options or pursuant to other rights granted under our stock plans before the effective date of our registration statement, of which this prospectus forms a part, may be resold 90 days following the effective date of our registration statement, of which this prospectus forms a part, to the extent not subject to lock-up agreements, (1) by persons other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and (2) by affiliates, subject to the manner-of-sale, current public information and filing requirements of Rule 144, in each case, without compliance with the holding period requirements of Rule 144.

Lock-up Agreements

We have agreed with the underwriters, subject to certain exceptions, not to offer, sell, dispose of or hedge any of our ordinary shares or securities convertible into or exchangeable or exercisable for any of our ordinary shares during the     -day period beginning on the date of the preliminary prospectus and ending     days after the date of this prospectus, except with the prior written consent of the representatives of the underwriters. The     -day restricted period is subject to an extension of up to 17 days in certain circumstances. Apollo and certain of our directors, executive officers and other employees have agreed to substantially similar lock-up provisions, subject to certain exceptions. See “Underwriting—No Sales of Similar Securities.”

Registration Rights

Our amended and restated shareholders agreement with Apollo and our management shareholders will contain registration rights. See “Description of Capital Stock—Registration Rights.”

MATERIAL TAX CONSEQUENCES

The following discussion contains a description of certain U.S. federal income tax, United Kingdom tax and Cayman Islands tax consequences of the acquisition, ownership and disposition of our ordinary shares, but it does not purport to be a comprehensive description of all the tax considerations that may be relevant to a decision to purchase ordinary shares. The discussion is based upon the federal income tax laws of the U.S. and regulations thereunder, UK legislation and what is understood to be the current practice of the United Kingdom HM Revenue & Customs and the tax laws of the Cayman Islands and regulations thereunder as of the date hereof, which are subject to change and possibly with retroactive effect. To the extent that the discussion states definitive legal conclusions under U.S. federal income tax law as to the material U.S. federal income tax consequences of an investment in our ordinary shares, and subject to the qualifications herein, it represents the opinion of Wachtell, Lipton, Rosen & Katz, our special U.S. tax counsel. To the extent that this discussion states definitive legal conclusions under United Kingdom tax law as to the material United Kingdom tax consequences of an investment in the ordinary shares, and subject to the qualifications herein, it represents the opinion of Ashurst LLP, United Kingdom tax counsel to the Company. To the extent that this discussion states definitive legal conclusions under Cayman Islands tax law as to the material Cayman Islands tax consequences of an investment in the ordinary shares, and subject to the qualifications herein, it represents the opinion of Walkers, Cayman Islands tax counsel to the Company.

Material U.S. Federal Income Tax Consequences

The following discussion describes the material U.S. federal income tax consequences relating to acquiring, owning and disposing of our ordinary shares by a U.S. Holder (as defined below) that will acquire our ordinary shares in the offering and will hold the ordinary shares as “capital assets” (generally, property held for investment) under the U.S. Internal Revenue Code of 1986, as amended (the “Code”). This discussion is based upon existing U.S. federal income tax law, including the Code, U.S. Treasury regulations thereunder, rulings and court decisions, all of which are subject to differing interpretations or change, possibly with retroactive effect. No ruling from the Internal Revenue Service (the “IRS”) has been sought with respect to any U.S. federal income tax consequences described below, and there can be no assurance that the IRS or a court will not take a contrary position.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to particular investors in light of their individual circumstances, including investors subject to special tax rules (for example, financial institutions, insurance companies, regulated investment companies, real estate investment trusts, broker-dealers, traders in securities that elect mark-to-market treatment, partnerships or other pass-through entities for U.S. federal income tax purposes and their partners and investors, tax-exempt organizations (including private foundations), investors who are not U.S. Holders, U.S. Holders who own (directly, indirectly or constructively) 10% or more of our stock (by vote or value), U.S. Holders that acquire their ordinary shares pursuant to any employee share option or otherwise as compensation, U.S. Holders that will hold their ordinary shares as part of a straddle, hedge, conversion, wash sale, constructive sale or other integrated transaction for U.S. federal income tax purposes, U.S. Holders that have a functional currency other than the U.S. dollar or U.S. Holders that acquire our ordinary shares pursuant to the Class B Exchange, all of whom may be subject to tax rules that differ significantly from those summarized below). In addition, this discussion does not discuss any U.S. federal estate, gift or alternative minimum tax consequences, any tax consequences of the Medicare tax on certain investment income pursuant to the recently enacted Health Care and Education Reconciliation Act of 2010, or any non-U.S. tax consequences. Each U.S. Holder is urged to consult its tax advisor regarding the U.S. federal, state, local and non-U.S. income and other tax considerations of an investment in our ordinary shares.

If you are considering acquiring, owning or disposing of our ordinary shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other jurisdiction.

General

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of our ordinary shares that is, for U.S. federal income tax purposes, (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States or any state thereof or the District of Columbia, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust (A) the administration of which is subject to the primary supervision of a U.S. court and which has one or more U.S. persons who have the authority to control all substantial decisions of the trust or (B) that has otherwise validly elected to be treated as a U.S. person under the Code.

If a partnership (or other pass-through entity for U.S. federal income tax purposes) is a beneficial owner of our ordinary shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner, the activities of the partnership and certain determinations made at the partner level. Partnerships holding our ordinary shares, and partners in such partnerships, are urged to consult their own tax advisor regarding an investment in our ordinary shares.

We believe that we will not be a “passive foreign investment company” for U.S. federal income tax purposes (or a “PFIC”) for the current taxable year and that we have not been a PFIC for prior taxable years and we expect that we will not become a PFIC in the foreseeable future, although there can be no assurance in this regard. A foreign corporation will be a PFIC in any taxable year in which, after taking into account the income and assets of the corporation and certain subsidiaries pursuant to applicable “look-through rules,” either (i) at least 75% of its gross income is “passive income,” or (ii) at least 50% of its assets is attributable to assets that produce or are held for the production of “passive income.” For this purpose, “passive income” generally includes dividends, interest, royalties and rents and certain other categories of income, subject to certain exceptions. We believe that we do not satisfy either the 75% test or the 50% test described above, because our subsidiaries’ income generally does not fall into those categories of “passive income.” The determination of whether we are a PFIC is a fact-intensive determination, however, that includes ascertaining the fair market value (or, in certain circumstances, tax basis) of all of our assets on a quarterly basis and the character of each item of income we earn. This determination is made annually and cannot be completed until the close of a taxable year. It depends upon the portion of our assets (including goodwill) and income characterized as passive under the PFIC rules, as described above. Accordingly, it is possible that we may become a PFIC due to changes in our income or asset composition or a decline in the market value of our equity. Because PFIC status is a fact-intensive determination, no assurance can be given that we are not, have not been, or will not become, classified as a PFIC. If we are a PFIC for any taxable year, U.S. Holders will be subject to special tax rules not discussed below and materially adverse consequences could result for U.S. Holders, including an increase in the U.S. federal income tax rate for dividends received by U.S. individual holders if we are a PFIC in a taxable year in which we pay the dividend or the preceding taxable year.

The remainder of the discussion below assumes that we are not a PFIC, have not been a PFIC and will not become a PFIC in the future.

Distributions

The gross amount of distributions with respect to our ordinary shares will be taxable as dividends, to the extent paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Such distributions will be includable in a U.S. Holder’s gross income as dividend income on the day actually or constructively received by the U.S. Holder. Such dividends will not be eligible for the dividends-received deduction allowed to corporations under the Code.

To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits for a taxable year, as determined under U.S. federal income tax principles, the distribution will be treated first as a tax-free return of a U.S. Holder’s tax basis in our ordinary shares, and to the extent the amount of the distribution exceeds the U.S. Holder’s tax basis, the excess will be taxed as capital gain recognized on a sale or exchange. Because we do not expect to determine our earnings and profits in accordance with U.S. federal income tax principles, U.S. Holders should expect that a distribution will generally be reported as a dividend for U.S. federal income tax purposes, even if that distribution would otherwise be treated as a tax-free return of capital or as capital gain under the rules described above.

With respect to non-corporate U.S. Holders, certain dividends received before January 1, 2013 from a qualified foreign corporation may be subject to reduced rates of U.S. federal income taxation. A non-U.S. corporation is treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the United States. Although we expect our ordinary shares, which we intend to list on the NYSE, will be considered to be readily tradable on an established securities market in the United States as a result of such listing, there can be no assurance that our ordinary shares will continue to be considered readily tradable on an established securities market. Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss, or that elect to treat the dividend income as “investment income” pursuant to Section 163(d)(4) of the Code, will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, even if the minimum holding period requirement has been met, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. You should consult your own tax advisors regarding the application of these rules given your particular circumstances.

Dividends paid to a U.S. holder with respect to our ordinary shares are expected to constitute “foreign source income” and to be treated as “passive category income” or, in the case of some U.S. holders, “general category income,” for purposes of the foreign tax credit. The rules governing the foreign tax credit are complex. You are urged to consult your own tax advisors regarding the availability of the foreign tax credit under your particular circumstances.

Sale, Exchange or Other Disposition

For U.S. federal income tax purposes, a U.S. Holder generally will recognize taxable gain or loss on any sale, exchange or other taxable disposition of our ordinary shares in an amount equal to the difference between the amount realized for our ordinary shares and the U.S. Holder’s tax basis in such ordinary shares. Such gain or loss will generally be capital gain or loss. Capital gains of individuals derived with respect to capital assets held for more than one year generally are eligible for reduced rates of U.S. federal income taxation. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder will generally be treated as U.S. source gain or loss and thus a U.S. Holder may not be able to claim the foreign tax credit for any non-U.S. tax imposed on the sale, exchange or other disposition of shares of our ordinary shares. You are urged to consult your tax advisors regarding the tax consequences if a non-U.S. withholding tax is imposed on a sale, exchange or other disposition of our ordinary shares, including the availability of the foreign tax credit under your particular circumstances.

Information Reporting and Backup Withholding

Pursuant to recently enacted legislation, an individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) with interests in “specified foreign financial assets” (as defined in Section 6038D of the Code) generally is required to file IRS Form 8938 with information relating to the asset for each taxable year in which the aggregate value of all such assets is greater than $75,000 at any time during the taxable year or $50,000 on the last day of the taxable year (or such higher dollar amount as prescribed by applicable IRS guidance). For this purpose, “specified foreign financial assets” generally include, among other assets, a U.S. Holder’s ordinary shares, unless such shares were held on such U.S. Holder’s behalf through a U.S. financial institution. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event an individual U.S. Holder (and certain U.S. entities to the extent provided in IRS guidance) that is required to file

IRS Form 8938 does not file such form, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 8938.

In addition, U.S. Holders may be required to file IRS Form 926 reporting the payment of the offering price for our ordinary shares to us if (a) immediately after the transfer the U.S. Holder holds directly, indirectly or constructively at least 10% of the total voting power or the total value of our shares or (b) the amount of cash transferred by the U.S. Holder or any related person to us during the 12-month period ending on the date of the transfer exceeds $100,000. Substantial penalties may be imposed upon a U.S. Holder that fails to comply. Also, in the event a U.S. Holder does not file IRS Form 926, the statute of limitations on the assessment and collection of U.S. federal income taxes of such U.S. Holder for the related tax year may not close until three years after the date the required information is filed. Each U.S. Holder should consult its own tax advisor as to the possible obligation to file IRS Form 926.

Moreover, information reporting generally will apply to dividends in respect of our ordinary shares and the proceeds from the sale, exchange or other disposition of our ordinary shares that are paid to a U.S. Holder within the United States (and in certain cases, outside the United States), unless the U.S. Holder is an exempt recipient. Backup withholding (currently at a rate of 28%, which rate is currently scheduled to increase to 31% for taxable years beginning after December 31, 2012) may also apply to such payments if the U.S. Holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules generally will be allowed as a refund or a credit against a U.S. Holder’s U.S. federal income tax liability provided the required information is timely furnished to the IRS. You should consult your tax advisors regarding the application of the U.S. information reporting and backup withholding rules to your particular circumstances.

Material United Kingdom Tax Considerations

The following discussion is intended only as a general guide to certain United Kingdom tax considerations relating to acquiring, owning and disposing of ordinary shares and is based on current United Kingdom legislation and what is understood to be the current practice of the United Kingdom HM Revenue & Customs both of which may change, and possibly with retroactive effect. No ruling from HM Revenue & Customs has been sought with respect to any of the United Kingdom tax consequences described below, and there can be no assurance that HM Revenue & Customs or the courts will not take a contrary position.

This discussion applies only to shareholders who are resident, and in the case of individuals, ordinarily resident and domiciled for tax purposes in the United Kingdom (except insofar as express reference is made to the tax treatment of non-residents), who acquire the ordinary shares in the offering and who hold their ordinary shares as an investment. It also assumes that the Company is and will continue to be resident in the United Kingdom for tax purposes. The Company intends to manage and control its affairs in order to ensure that it remains resident, so far as possible, in the United Kingdom for these purposes.

This discussion does not address all aspects of United Kingdom taxation that may be relevant to particular shareholders, and may not apply to certain categories of investors subject to special tax rules (for example, persons who acquire their ordinary shares in connection with employment, dealers in securities, insurance companies, financial institutions, partnerships and tax-exempt institutions). In addition this discussion does not discuss any non-United Kingdom tax consequences.

Any person who is considering acquiring, owning or disposing of ordinary shares should consult his own professional tax advisers concerning the United Kingdom tax consequences to him in light of his particular circumstances as well as any consequences arising under the laws of any other jurisdiction.

Taxation of Dividends

The Company

Dividend payments will be made without withholding or deduction for or on account of United Kingdom income tax.

United Kingdom Resident Individual Shareholders

On the basis that the Company is and remains resident in the United Kingdom for tax purposes, an individual resident in the United Kingdom for taxation purposes will generally be liable to income tax on the aggregate amount of any dividend received and a notional tax credit equal to 10 per cent. of the gross dividend (or one-ninth of the dividend received). For example, on a dividend received of £90, the tax credit would be £10, and an individual would be liable to income tax on £100.

Taking the tax credit into account, therefore, no further income tax is payable in respect of the dividend by United Kingdom resident individuals who are liable to income tax at no more than the basic rate (currently 20 per cent.).

United Kingdom resident individuals who are subject to tax at the higher rate are subject to tax on dividends at the dividend upper rate (currently 32.5 per cent.) but are entitled to offset the ten per cent. tax credit against such liability. For example, on a dividend received of £90 such a taxpayer would have to pay additional tax of £22.50 (representing 32.5 per cent. of the gross dividend less the ten per cent. credit) which is equal to an effective rate of income tax of 25 per cent. of the net dividend. For this purpose, dividends are treated as the top slice of an individual’s income.

United Kingdom resident individuals who receive taxable income in excess of £150,000 are subject to tax on dividends at the dividend additional rate (currently 42.5 per cent) but are entitled to offset the ten per cent. tax credit against such liability. For example, on a dividend received of £90 such a taxpayer would have to pay additional tax of £32.50 (representing 42.5 per cent of the gross dividend less the ten per cent. tax credit) which is equal to an effective rate of income tax of 36.11 per cent.

No repayment of the tax credit in respect of dividends paid by the Company (including in respect of any dividend paid where the ordinary shares are held in a personal equity plan or in an individual savings account) can be claimed by a United Kingdom resident shareholder (including pension funds and charities).

United Kingdom Resident Corporate Shareholders

Subject to certain exceptions for traders in securities and insurance companies, and provided that certain anti-avoidance provisions do not apply, a corporate shareholder which is resident in the United Kingdom for tax purposes and not regarded as small will generally not be subject to corporation tax or income tax on dividends received from the Company.

Non-United Kingdom Resident Shareholders

A non-United Kingdom resident shareholder will not normally be liable to United Kingdom income tax or corporation tax on dividends received from the Company, unless the non-United Kingdom resident shareholder carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a non-United Kingdom resident corporate shareholder, a permanent establishment) to which the ordinary shares are attributable.

Taxation of Chargeable Gains

United Kingdom Resident Shareholders

A disposal (or deemed disposal) of ordinary shares by a shareholder who is (at any time in the relevant United Kingdom tax year) resident or, in the case of an individual, ordinarily resident in the United Kingdom for tax purposes, may give rise to a chargeable gain or an allowable loss for the purposes of United Kingdom taxation of chargeable gains, depending on the shareholder’s circumstances and subject to any available exemption or relief.

Non-resident Shareholders

A shareholder who is not resident or, in the case of an individual, ordinarily resident in the United Kingdom will not normally be liable to United Kingdom taxation on capital gains realised on the disposal (or deemed disposal) of ordinary shares.

However, a shareholder who is not resident in the United Kingdom for tax purposes but who carries on a trade, profession or vocation in the United Kingdom through a branch or agency (or, in the case of a non-United Kingdom resident corporate shareholder, a permanent establishment) to which the ordinary shares are attributable will be subject to the same rules which apply to United Kingdom resident shareholders.

A shareholder who is an individual and who has ceased to be resident or ordinarily resident for tax purposes in the United Kingdom for a period of less than five years of assessment and who disposes of the ordinary shares during that period may also be liable, on his return, to United Kingdom taxation of chargeable gains (subject to any available exemption or relief).

United Kingdom Stamp Duty and Stamp Duty Reserve Tax (“SDRT”)

On the basis that no register in respect of the ordinary shares is or will be kept in the United Kingdom:

•	no stamp duty or SDRT will be payable on the issue of the new ordinary shares;

•	no SDRT will be payable on any agreement to transfer ordinary shares; and

•	no stamp duty will generally be payable in connection with any transfer of ordinary shares provided that any instrument of transfer is executed and retained outside the United Kingdom.

Inheritance Tax

Individuals domiciled in the United Kingdom for United Kingdom inheritance tax purposes are chargeable to United Kingdom inheritance tax in respect of property situated anywhere in the world. If, therefore, a holder of ordinary shares is regarded as domiciled in the United Kingdom for inheritance tax purposes, inheritance tax may be payable in respect of those ordinary shares on the death of the holder or on any gift of those ordinary shares (subject to certain exemptions and reliefs). For inheritance tax purposes a transfer of ordinary shares at less than market value may be treated as a gift.

Non-United Kingdom domiciled individuals are generally chargeable to United Kingdom inheritance tax only in respect of property situated in the United Kingdom. On the basis that no register in respect of the ordinary shares is or will be kept in the United Kingdom, the ordinary shares should not be regarded as property situated in the United Kingdom for these purposes. In the case of a holder of ordinary shares who is not regarded as domiciled in the United Kingdom for inheritance tax purposes, therefore, no liability to United Kingdom inheritance tax should arise. Individuals who would not ordinarily regard themselves as domiciled in the United Kingdom should note that they may be deemed to be domiciled in the United Kingdom for inheritance tax purposes under special rules relating to long term residence and previous domicile.

Special rules also apply to certain classes of shareholder such as trustees of settlements. Shareholders who intend to hold their shares through trust arrangements should consult their professional advisers.

Certain Cayman Islands Tax Considerations

The Cayman Islands currently have no form of income, corporate or capital gains tax and no estate duty, inheritance tax or gift tax. We are registered as an “exempted company” pursuant to the Companies Law. We have received an undertaking from the Governor-in-Cabinet of the Cayman Islands that in accordance with section 6 of the Tax Concession law (1999 Revision) of the Cayman Islands, imposing any tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax shall not apply to us or our operations; and in addition that no tax to be levied on profits, income, gains or appreciations shall be payable:

•	on or in respect of our shares, debentures or other obligations; or

•

by way of the withholding in whole or in part on payment of a dividend or other distribution of income or capital by us to our shareholders or on a payment of principal or interest or other sums due under our debentures or obligation.

Accordingly, we do not anticipate that we will be subject to any taxation in the Cayman Islands other than in relation to incidental registry fees and stamp duties on certain instruments entered into by us.

There are no foreign exchange controls or foreign exchange regulations under the currently applicable laws of the Cayman Islands.

UNDERWRITING

                     and                      are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement between us and the underwriters, we have agreed to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from us the number of ordinary shares set forth opposite its name below.

Underwriter	Number of Shares

Total

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated.

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the absence of any material adverse change in our business, the receipt by the underwriters of officers’ certificates and certain certificates, letters and opinions from our local and international counsel and our independent auditors. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Commissions and Discounts

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $             per ordinary share. After the initial offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the public offering price, underwriting discount and proceeds before expenses to us. The information assumes either no exercise or full exercise by the underwriters of their over-allotment option.

	Per Share	Without Option	With Option
Public offering price
Underwriting discount
Proceeds, before expenses, to us

The expenses of the offering, not including the underwriting discount, are estimated at $             million and are payable by us.

Over-allotment Option

We have granted an option to the underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to                      additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option solely to cover any over-allotments. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount as reflected in the above table.

No Sales of Similar Securities

We, Apollo and certain of our directors, executive officers and other employees have agreed not to sell or transfer any ordinary shares or securities convertible into, exchangeable for, exercisable for, or repayable with ordinary shares, for                     days after the date of this prospectus without first obtaining the written consent of                     . Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell or contract to sell any ordinary shares;

•	sell any option or contract to purchase any ordinary shares;

•	purchase any option or contract to sell any ordinary shares;

•	grant any option, right or warrant for the sale of any ordinary shares;

•	lend or otherwise dispose of or transfer any ordinary shares;

•	request or demand that we file a registration statement related to ordinary shares; or

•

enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of any ordinary shares whether any such swap or transaction is to be settled by delivery of ordinary shares or other securities, in cash or otherwise.

This lock-up provision applies to ordinary shares and to securities convertible into or exchangeable or exercisable for or repayable with ordinary shares. It also applies to ordinary shares owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition. In the event that either (x) during the last 17 days of the lock-up period referred to above, we issue an earnings release or material news or a material event relating to us occurs or (y) prior to the expiration of the lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the lock-up period, the restrictions described above shall continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.

New York Stock Exchange Listing

We intend to apply for listing of our shares on the NYSE under the symbol “CEVL.” In order to meet the requirements for listing on that exchange, the underwriters have undertaken to sell a minimum number of shares to a minimum number of beneficial owners as required by that exchange.

Initial Offering Price

Before this offering, there has been no public market for our ordinary shares. The initial public offering price will be determined through negotiations between us and the representatives. In addition to prevailing market conditions, the factors to be considered in determining the initial public offering price are:

•	the valuation multiples of publicly traded companies that the representatives believe to be comparable to us;

•	our financial information;

•	the history of, and the prospects for, our company and the industry in which we compete;

•	an assessment of our management, its past and present operations, and the prospects for, and timing of, our future revenues;

•	the present state of our development; and

•	the above factors in relation to market values and various valuation measures of other companies engaged in activities similar to ours.

An active trading market for the shares may not develop. It is also possible that after the offering the shares will not trade in the public market at or above the initial public offering price.

The underwriters do not expect to sell more than 5% of the shares in the aggregate to accounts over which they exercise discretionary authority.

Price Stabilization, Short Positions and Penalty Bids

Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our ordinary shares. However, the representatives may engage in transactions that stabilize the price of the ordinary shares, such as bids or purchases to peg, fix or maintain that price.

In connection with the offering, the underwriters may purchase and sell our ordinary shares in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ over-allotment option described above. The underwriters may close out any covered short position by either exercising their over-allotment option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. “Naked” short sales are sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our ordinary shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of ordinary shares made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our ordinary shares or preventing or retarding a decline in the market price of our ordinary shares. As a result, the price of our ordinary shares may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the NYSE, in the over-the-counter market or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our ordinary shares. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

Electronic Offer, Sale and Distribution of Shares

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, certain of the underwriters may facilitate Internet distribution for this offering to certain of their Internet subscription customers. Certain of the underwriters may allocate a limited number of shares for sale to their online brokerage customers. An electronic prospectus is available on the Internet web site maintained by certain of the underwriters. Other than the prospectus in electronic format, the information on certain of the underwriters’ web sites is not part of this prospectus.

Other Relationships

Some of the underwriters and their affiliates have engaged in, and may in the future engage in, investment banking commercial banking, financial advisory, and other commercial dealings in the ordinary course of business with us or our affiliates. They have received, or may in the future receive, customary fees and commissions for these transactions.

The underwriters may enter into derivative transactions in connection with our shares, acting at the order and for the account of their clients. The underwriters may also purchase some of our shares offered hereby to hedge their risk exposure in connection with these transactions. Such transactions may have an effect on demand, price or offer terms of the offering without, however, creating an artificial demand during the offering.

In addition, in the ordinary course of their business activities, the underwriters and their affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers. Such investments and securities activities may involve securities and/or instruments of ours or our affiliates. If the underwriters or their affiliates have a lending relationship with us, they routinely hedge their credit exposure to us consistent with their customary risk management policies. Typically, the underwriters and their affiliates would hedge such exposure by entering into transactions which consist of either the purchase of credit default swaps or the creation of a short position in our securities including the ordinary shares offered hereby. Any such short position could adversely affect future trading prices of our ordinary shares. The underwriters and their affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or financial instruments and may hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in the EEA

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive (each, a “Relevant Member State”) an offer to the public of any securities which are the subject of the offering contemplated by this prospectus may not be made in that Relevant Member State except that an offer to the public in that Relevant Member State of any shares may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

•

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive) subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive,

provided that no such offer of shares shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the Prospectus Directive.

Any person making or intending to make any offer of securities within the EEA should only do so in circumstances in which no obligation arises for us or any of the underwriters to produce a prospectus for such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of securities through any financial intermediary, other than offers made by the underwriters which constitute the final offering of securities contemplated in this prospectus.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares to be offered so as to enable an investor to decide to purchase any shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member

State. The expression “Prospectus Directive” means Directive 2003/71/EC and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State, including any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73.

Each person in a Relevant Member State who receives any communication in respect of, or who acquires any securities under, the offer of securities contemplated by this prospectus will be deemed to have represented, warranted and agreed to and with us and each underwriter that:

•	it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive; and

•

in the case of any securities acquired by it as a financial intermediary, as that term is used in Article 3(2) of the Prospectus Directive, (i) the securities acquired by it in the offering have not been acquired on behalf of, nor have they been acquired with a view to their offer or resale to, persons in any Relevant Member State other than “qualified investors” (as defined in the Prospectus Directive), or in circumstances in which the prior consent of the representatives has been given to the offer or resale; or (ii) where securities have been acquired by it on behalf of persons in any Relevant Member State other than qualified investors, the offer of those securities to it is not treated under the Prospectus Directive as having been made to such persons.

Notice to Prospective Investors in the United Kingdom

This Prospectus is only being distributed to, and is only directed at, persons in the United Kingdom that are qualified investors within the meaning of Article 2(1)(e) of the Prospectus Directive that are also (i) investment professionals falling within Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Order”) or (ii) high net worth entities, and other persons to whom it may lawfully be communicated, falling within Article 49(2)(a) to (d) of the Order (each such person being referred to as a “relevant person”). This Prospectus and its contents are confidential and should not be distributed, published or reproduced (in whole or in part) or disclosed by recipients to any other persons in the United Kingdom. Any person in the United Kingdom that is not a relevant person should not act or rely on this Prospectus or any of its contents.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the ordinary shares described in this Prospectus has been approved, registered or filed with the Autorité des Marchés Financiers (the “AMF”) or of the competent authority of another member state of the European Economic Area and notified to the AMF. Consequently, the ordinary shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this Prospectus nor any other offering material relating to the ordinary shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the ordinary shares to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier; and/or

•	to investment services providers authorized to engage in portfolio management on behalf of third parties.

The ordinary shares may be resold directly or indirectly in France, only in compliance with applicable laws and regulations and in particular those relating to a public offering (which are embodied in articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier).

Notice to Prospective Investors in Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571, Laws of Hong Kong) and any rules made thereunder.

Notice to Prospective Investors in Japan

The shares of ordinary shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (the Financial Instruments and Exchange Law), directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

EXPENSES OF THE OFFERING

We estimate that our expenses in connection with this offering, other than underwriting discounts and commissions, will be as follows:

Expenses	Amount
U.S. Securities and Exchange Commission registration fee	$45,840
NYSE listing fee	*
FINRA filing fee	$40,500
Printing and engraving expenses	*
Legal fees and expenses	*
Accounting fees and expenses	*
Blue sky fees and expenses	*
Transfer agent fees and expenses	*
Miscellaneous costs	*
Total	*

*	To be filed by later amendment.

All amounts in the table are estimates except the U.S. Securities and Exchange Commission registration fee, the NYSE listing fee and the FINRA filing fee. We will pay all of the expenses of this offering.

LEGAL MATTERS

Certain legal matters in connection with the offering will be passed upon for us by Wachtell, Lipton, Rosen & Katz, New York, New York, and for the underwriters by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. The validity of the ordinary shares and certain other matters of Cayman Islands law will be passed upon for us by Walkers, and certain United Kingdom tax law matters will be passed upon for us by Ashurst LLP.

EXPERTS

The financial statements as of December 31, 2009, 2010, and 2011 and for each of the three years in the period ended December 31, 2011 included in this registration statement have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting. PricewaterhouseCoopers LLP is a member of the Institute of Chartered Accountants in England and Wales and its address is 1 Embankment Place, London, WC2N 6RH, United Kingdom.

We have obtained certain industry information presented in this prospectus from market studies prepared by Transport Intelligence Ltd., an internationally recognized source of research and analysis for the transportation industry, and such information is included in this prospectus in reliance on Transportation Intelligence’s authority as an expert in such matters.

ENFORCEMENT OF JUDGMENTS

We were incorporated in the Cayman Islands in order to enjoy certain benefits, such as political and economic stability, an effective judicial system, a favorable tax system, the absence of exchange control or currency restrictions, and the availability of professional and support services. However, certain disadvantages accompany incorporation in the Cayman Islands. These disadvantages include a less developed body of Cayman Islands securities laws that provide significantly less protection to investors as compared to the laws of the United States, and the potential lack of standing by Cayman Islands companies to sue before the federal courts of the United States.

Our organizational documents do not contain provisions requiring disputes, including those arising under the securities laws of the United States, between us, our officers, directors and shareholders, be arbitrated. Some of our officers are nationals or residents of jurisdictions other than the United States and a substantial portion of their assets are located outside the United States. As a result, it may be difficult for a shareholder to effect service of process within the United States upon these persons, or to enforce against us or them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

We have appointed CEVA Freight, LLC as our agent upon whom process may be served in any action brought against us under the securities laws of the United States or of any state of the United States.

Walkers, our counsel as to Cayman Islands law has advised us that there is uncertainty as to whether the courts of the Cayman Islands would:

•

recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or

•	entertain original actions brought in the Cayman Islands against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States.

Walkers has further advised us that a final and conclusive judgment in the federal or state courts of the United States under which a sum of money is payable, other than a sum payable in respect of taxes, fines, penalties or similar charges, and which was neither obtained by fraud nor in proceedings contrary to natural justice or the public policy of the Cayman Islands, may be subject to enforcement proceedings as a debt in the courts of the Cayman Islands under the common law doctrine of obligation without any re-examination of the merits of the underlying dispute. However, the Cayman Islands courts are unlikely to enforce a punitive judgment of a United States court predicated upon the liabilities provision of the federal securities laws in the United States without retrial on the merits if such judgment gives rise to obligations to make payments that may be regarded as fines, penalties or similar charges.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the U.S. Securities and Exchange Commission a registration statement (including amendments and exhibits to the registration statement) on Form F-1 under the Securities Act. This prospectus, which is part of the registration statement, does not contain all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For further information, we refer you to the registration statement and the exhibits and schedules filed as part of the registration statement. If a document has been filed as an exhibit to the registration statement, we refer you to the copy of the document that has been filed. Each statement in this prospectus relating to a document filed as an exhibit is qualified in all respects by the filed exhibit.

Upon completion of this offering, we will become subject to the informational requirements of the Exchange Act. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information filed with the SEC at the Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549. Information on the operation of the Public Reference Room may be obtained by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

We also maintain an internet site at http://www.cevalogistics.com. Our website and the information contained therein or connected thereto will not be deemed to be incorporated into the prospectus or the registration statement of which this prospectus forms a part, and you should not rely on any such information in making your decision whether to purchase our ordinary shares.

We will send the transfer agent a copy of all notices of shareholders’ meetings and other reports, communications and information that are made generally available to shareholders. The transfer agent has agreed to mail to all shareholders a notice containing the information (or a summary of the information) contained in any notice of a meeting of our shareholders received by the transfer agent and will make available to all shareholders such notices and all such other reports and communications received by the transfer agent.

Through and including                     , 2012 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        Ordinary Shares

CEVA Logistics Inc.

PROSPECTUS

                     , 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and shareholders of CEVA Investments Limited

In our opinion, the accompanying consolidated balance sheets as of December 31, 2011, 2010 and 2009 and the related consolidated statements of income, comprehensive income, cash flows and changes in equity for each of the three years in the period ended December 31, 2011 present fairly, in all material respects, the financial position of CEVA Investments Limited and its subsidiaries at December 31, 2011, 2010 and 2009, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2011 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

London, United Kingdom

May 4, 2012

CONSOLIDATED BALANCE SHEETS

		As of December 31,
	Notes	2009	2010	2011
			($ millions)
ASSETS
Non-current assets
Intangible assets	6	2,848	2,732	2,586
Property, plant and equipment	7	486	447	400
Deferred income tax assets	8	2	17	17
Prepayments		29	35	45
Other non-current assets		25	24	16

Total non-current assets		3,390	3,255	3,064

Current assets
Inventory	9	23	47	30
Trade and other receivables	10	1,393	1,440	1,348
Prepayments		49	53	61
Accrued income		215	231	242
Income tax receivable		15	—	—
Cash and cash equivalents	12	415	289	281
Assets held for sale	13	113	3	5

Total current assets		2,223	2,063	1,967
TOTAL ASSETS		5,613	5,318	5,031

EQUITY
Capital and reserves attributable to equity holders
Share capital	15	—	—	—
Share premium		183	173	169
Other reserves		(229)	(66)	(61)
Accumulated deficit		(796)	(1,182)	(1,543)

Attributable to equity holders		(842)	(1,075)	(1,435)
Non-controlling interests		8	9	12

TOTAL EQUITY		(834)	(1,066)	(1,423)

LIABILITIES
Non-current liabilities
Borrowings	16	4,118	4,089	4,209
Deferred income tax liabilities	8	147	138	112
Retirement benefit obligations	17	106	123	121
Provisions	19	96	98	82
Other non-current liabilities		40	33	30

Total non-current liabilities		4,507	4,481	4,554

Current liabilities
Borrowings	16	103	109	134
Provisions	19	94	101	81
Trade and other payables	20	1,631	1,688	1,677
Income tax payable		11	5	8
Liabilities held for sale	13	101	—	—

Total current liabilities		1,940	1,903	1,900
TOTAL EQUITY AND LIABILITIES		5,613	5,318	5,031

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED INCOME STATEMENTS

		Year Ended December 31,
		2009			2010			2011
	Notes	Before specific items	Specific items(1)	Total	Before specific items	Specific items(1)	Total	Before specific items	Specific items(1)	Total
		($ millions)
Revenue	30	7,673	—	7,673	9,063	—	9,063	9,600	—	9,600
Work contracted out		(3,458)	—	(3,458)	(4,705)	—	(4,705)	(4,897)	—	(4,897)
Personnel expenses	26	(2,354)	(33)	(2,387)	(2,445)	(31)	(2,476)	(2,705)	(30)	(2,735)
Other operating expenses		(1,533)	(74)	(1,607)	(1,528)	(66)	(1,594)	(1,552)	(79)	(1,631)

Operating expenses excluding depreciation, amortization and impairment		(7,345)	(107)	(7,452)	(8,678)	(97)	(8,775)	(9,154)	(109)	(9,263)
Depreciation, amortization and impairment	6, 7	(273)	(2)	(275)	(236)	(5)	(241)	(236)	—	(236)
Operating income/(loss)		55	(109)	(54)	149	(102)	47	210	(109)	101
Finance income (including foreign exchange movements)	27	87	190	277	6	—	6	22	1	23
Finance expense (including foreign exchange movements)	27	(356)	(17)	(373)	(399)	(17)	(416)	(446)	—	(446)

Net finance expense (including foreign exchange movements)		(269)	173	(96)	(393)	(17)	(410)	(424)	1	(423)
Loss before income taxes		(214)	64	(150)	(244)	(119)	(363)	(214)	(108)	(322)
Income tax (expense)/benefit	28	(50)	(1)	(51)	(41)	21	(20)	(46)	10	(36)

Loss for the period from continuing operations		(264)	63	(201)	(285)	(98)	(383)	(260)	(98)	(358)
Attributable to:
Non-controlling interests				1			3			3
Equity holders				(202)			(386)			(361)

Loss for the period				(201)			(383)			(358)

Earnings per share from continuing operations attributable to the equity holders during the year (expressed in $ per share)
Basic and diluted earnings/(loss) per share	21			$(50)			$(97)			$(90)

(1)	Refer to note 25 for details of specific items.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Year Ended December 31,
	2009			2010			2011
	Before specific items	Specific items(1)	Total	Before specific items	Specific items(1)	Total	Before specific items	Specific items(1)	Total
	($ millions)
Loss for the period from continuing operations	(264)	63	(201)	(285)	(98)	(383)	(260)	(98)	(358)
Other comprehensive income:
Net investment hedges	—	—	—	—	—	—	(47)	—	(47)
Currency translation adjustment	28	—	28	141	—	141	53	—	53
Actuarial gains/(losses) on retirement benefit obligations	(11)	—	(11)	4	—	4	(9)	—	(9)

Total comprehensive loss for the period, net of income tax	(247)	63	(184)	(140)	(98)	(238)	(263)	(98)	(361)
Attributable to:
Non-controlling interest			1			3			3
Equity holders			(185)			(241)			(364)

Total comprehensive loss for the period			(184)			(238)			(361)

(1)	Refer to note 25 for details of specific items.

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Year Ended December 31,
	Notes	2009	2010	2011
		($ millions)
Loss before income taxes		(150)	(363)	(322)

Adjustments for:
Share based compensation		4	4	2
Depreciation, amortization and impairment		275	241	236
Finance income	27	(11)	(6)	(6)
Gain on debt exchange	27	(190)	—	—
Gain on disposal of property, plant and equipment		(2)	(2)	(5)
Foreign exchange (gains) and losses	27	(76)	17	(17)
Finance expense	27	373	399	446

Change in provisions:
Retirement benefit obligations	17	(32)	(6)	(11)
Provisions	19	(9)	5	(14)

Changes in working capital:
Inventory	9	20	(24)	16
Trade and other receivables	10	77	(53)	42
Prepayments and accrued income		(7)	(23)	(21)
Trade and other payables		97	77	(13)

Changes in non-current prepayments		21	(47)	(44)
Changes in non-current accrued liabilities		(1)	1	—

Cash generated from operations		389	220	289

Cash received from sale of financial derivative instruments		29	—	—
Interest paid		(261)	(289)	(321)
Net income taxes paid	28	(29)	(40)	(39)

Net cash (used in)/from operating activities		128	(109)	(71)

Acquisitions		(1)	1	—
Changes to purchase price of previous acquisitions		(5)	—	—
Capital expenditure		(136)	(150)	(102)
Proceeds from sale of property, plant and equipment		25	80	16
Proceeds from sale of other assets		7	—	—
Interest received		3	4	7

Net cash used in investing activities		(107)	(65)	(79)

Issuance and redemption of shares		(1)	1	3
Repayment of borrowings	16	(43)	(561)	(101)
Proceeds from non-current borrowings	16	199	556	133
Proceeds from current borrowings	16	16	40	104

Net cash from financing activities		171	36	139

Change in cash and cash equivalents		192	(138)	(11)
Cash and cash equivalents at beginning of the year		229	415	289
Foreign exchange impact on cash and cash equivalents		(6)	12	3

Cash and cash equivalents at end of the year	12	415	289	281

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

	Share capital	Share premium	Other reserves(1)	Accumulated deficit	Attributable to equity holders	Non- controlling interest	Total equity
	($ millions)
Balance at January 1, 2009	—	191	(244)	(594)	(647)	5	(642)
Issuance of shares	—	3	—	—	3	—	3
Redemption of shares	—	(15)	—	—	(15)	—	(15)
Share based compensation	—	—	4	—	4	—	4
Currency translation adjustment	—	4	22	—	26	2	28
Actuarial losses on retirement benefit obligations	—	—	(11)	—	(11)	—	(11)
Loss attributable to equity holders for the period	—	—	—	(202)	(202)	1	(201)

Balance at December 31, 2009 / January 1, 2010	—	183	(229)	(796)	(842)	8	(834)
Issuance of shares	—	3	—	—	3	—	3
Redemption of shares	—	(1)	—	—	(1)	—	(1)
Share-based compensation	—	—	4	—	4	—	4
Currency translation adjustment	—	(12)	155	—	143	(2)	141
Actuarial gains on retirement benefit obligations	—	—	4	—	4	—	4
Loss attributable to equity holders for the period	—	—	—	(386)	(386)	3	(383)

Balance at December 31, 2010 / January 1, 2011	—	173	(66)	(1,182)	(1,075)	9	(1,066)
Issuance of shares	—	2	—	—	2	—	2
Redemption of shares	—	—	—	—	—	—	—
Share-based compensation	—	—	2	—	2	—	2
Currency translation adjustment	—	(6)	59	—	53	—	53
Actuarial losses on retirement benefit obligations	—	—	(9)	—	(9)	—	(9)
Net investment hedges	—	—	(47)	—	(47)	—	(47)
Loss attributable to equity holders for the period	—	—	—	(361)	(361)	3	(358)

Balance at December 31, 2011	—	169	(61)	(1,543)	(1,435)	12	(1,423)

(1)	Includes cumulative currency translation adjustments of $8 million as of December 31, 2011 (2010: $(68) million; 2009: $(223) million).

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.	GENERAL INFORMATION

CEVA Investments Limited (“CEVA Logistics”), which has reserved the name CEVA Logistics Inc. in anticipation of a change of its name, and its subsidiaries (together the “Company”) design, implement and operate end-to-end solutions for customers’ transportation and supply chain needs, using a combination of international air, ocean and domestic freight forwarding, contract logistics and other value-added services.

CEVA Logistics was incorporated on August 15, 2006 (registered number WK-172452), with its registered office at Walkers Corporate Services Limited, Walker House, 87 Mary Street, KY1—9005 George Town, Grand Cayman, Cayman Islands, as an exempted company with limited liability. CEVA Logistics is registered in England and Wales as an Overseas Company (No. FC021738). The principal executive offices of CEVA Logistics are located at CEVA House, Excelsior Road, Ashby de la Zouch, Leicestershire, LE65 9BA, U.K.

CEVA Logistics and its subsidiary, CEVA Group Plc, have issued notes which are listed on the Global Exchange Market of the Irish Stock Exchange.

These Company consolidated financial statements were authorized for issue by the Board of Directors on May 3, 2012.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

2.1	Basis of preparation

The consolidated financial statements of the Company have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The consolidated financial statements have been prepared under the historical cost convention, as modified by the revaluation of financial assets and financial liabilities (including derivative instruments) at fair value through profit or loss.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements, are disclosed in note 3.

In these financial statements the Company has changed the presentation currency in which it presents the financial statements from Euro to U.S. dollars because management believes that this provides greater alignment of its presentation currency with its underlying financial performance. This change in presentation currency has been accounted for retrospectively and had no effect other than to restate all numbers to U.S. dollars.

Subsequent to December 31, 2010, the Company has changed its operating segments to its Freight Management and Contract Logistics businesses because this presentation has become the main focus of the Company’s chief operating decision maker (“CODM”), which is the Executive Board of CEVA Group Plc (the “Executive Board”), and is now the primary way in which the CODM is provided with financial information. The Company’s internal organization and management structure is also aligned to the two businesses. From a practical perspective, the Company also manages its operations on a regional basis; however, this is no longer the primary focus of the CODM. All reporting to the CODM analyzes performance by Freight Management and Contract Logistics business activity, and resources are now allocated on this basis. Disclosure has been included in the segment note to reflect the change in operating segments retrospectively. The historical geographic information presented on a supplemental basis has also been restated retrospectively.

Presentation of financial information

The Company’s consolidated income statements and segment analysis separately identify operating results before specific items. Specific items are those that in management’s judgment are exceptional by virtue of their size, nature or incidence and therefore are separately disclosed on the face of the consolidated income statements. In determining whether an event or transaction is specific, management considers quantitative as well as qualitative factors such as the frequency or predictability of occurrence. This is consistent with the way that financial performance is measured by management and reported to the Board of Directors and assists in providing a meaningful analysis of the operating results of the Company. Management believes that presentation of the Company’s results in this way is relevant to an understanding of the Company’s financial performance as specific items are identified by virtue of their size, nature or incidence. Furthermore, the Company considers a columnar presentation to be appropriate, as it improves the clarity of the presentation and is consistent with the way that financial performance is measured by management and reported to the Board of Directors. Specific items may not be comparable to similarly titled measures used by other companies. Items that have been considered to be specific items by virtue of their size, nature or incidence include integration and separation costs, gains and losses on individual debt transactions, business restructuring programs, asset impairment charges and antitrust investigation costs. Specific items for the current and prior years are disclosed in note 25.

New and amended standards adopted by the Company

The following new standards and amendments to standards were effective for the first time for the financial year beginning January 1, 2010.

•

Revised IFRS 3 Business Combinations continues to apply the acquisition method to business combinations, with some significant changes. Key changes include the requirement for contingent consideration to be measured at fair value, with subsequent changes therein recognized in profit or loss. Transaction costs, other than share and debt issue costs, will be expensed as incurred. Any pre-existing interest in the acquiree will be measured at fair value with the gain or loss recognized in profit or loss. Any non-controlling (minority) interest will be measured at either fair value, or at its proportionate interest in the identifiable assets and liabilities of the acquiree, on a transaction-by-transaction basis. Revised IFRS 3 has been applied prospectively and did not have a material impact on the Company’s consolidated financial statements.

•

Revised IAS 27 Consolidated and Separate Financial Statements requires accounting for changes in ownership interests by the Company in a subsidiary, while maintaining control, to be recognized as an equity transaction. When the Company loses control of a subsidiary, any interest retained in the former subsidiary will be measured at fair value with the gain or loss recognized in profit or loss. As the Company did not have any changes in ownership interests during the year, this revised standard did not have an impact on the Company’s consolidated financial statements.

•

Amended IAS 38 Intangible Assets clarifies guidance in measuring the fair value of an intangible asset acquired in a business combination, and it permits the grouping of intangible assets as a single asset if each asset has similar useful economic lives. The amendment to IAS 38 did not have a material impact on the Company’s consolidated financial statements.

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning on or after January 1, 2011 that would be expected to have a material impact on the Company’s consolidated financial statements.

New standards and interpretations not yet adopted

The Company has not adopted the following pronouncements, all of which were issued by the IASB in 2011 and which are effective for periods beginning on or after January 1, 2013. The Company has not completed its assessment of the impact of these pronouncements on the consolidated results, financial position or cash flows of the Company.

•

IAS 19, “Employee Benefits” was amended in June 2011. This amendment requires the Company to replace interest cost and expected return on plan assets with a net interest amount that is calculated by applying the discount rate to the net defined benefit liability (asset). This amendment to IAS 19 is not expected to have a material impact on the Company’s consolidated financial statements.

•

IFRS 9, “Financial instruments” retains but simplifies the mixed measurement model and establishes two primary measurement categories for financial assets: amortized cost and fair value. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. The effective date of this standard has been delayed to January 1, 2015.

•

IFRS 10, “Consolidated Financial Statements,” which replaces parts of IAS 27, “Consolidated and Separate Financial Statements” and all of SIC-12, “Consolidation—Special Purpose Entities,” builds on existing principles by identifying the concept of control as the determining factor in whether an entity should be included within the consolidated financial statements of the parent company. The remainder of IAS 27, “Separate Financial Statements,” now contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates only when an entity prepares separate financial statements and is therefore not applicable in the Company’s consolidated financial statements.

•

IFRS 11, “Joint Arrangements,” which replaces IAS 31, “Interests in Joint Ventures” and SIC-13, “Jointly Controlled Entities—Nonmonetary Contributions by Venturers,” requires a single method, known as the equity method, to account for interests in jointly controlled entities which is consistent with the accounting treatment currently applied to investments in associates. The proportionate consolidation method currently applied to the Company’s interests in joint ventures is prohibited. IAS 28, “Investments in Associates and Joint Ventures,” was amended as a consequence of the issuance of IFRS 11. In addition to prescribing the accounting for investment in associates, it now sets out the requirements for the application of the equity method when accounting for joint ventures. The application of the equity method has not changed as a result of this amendment.

•

IFRS 12, “Disclosure of Interest in Other Entities,” is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, special purpose vehicles and other off-balance sheet vehicles. The standard includes disclosure requirements for entities covered under IFRS 10 and IFRS 11.

•

IFRS 13, “Fair Value Measurement,” provides guidance on how fair value should be applied where its use is already required or permitted by other standards within IFRS, including a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS.

The IASB issued an exposure draft on lease accounting that could significantly change the accounting and reporting for lease arrangements. The Company often uses operating leases to match the terms of customer contracts. The main objective of the proposed standard is to create a new accounting model that would replace the existing concepts of operating and capital leases with models based on “right-of-use” concepts. The proposed new models would result in the elimination of most off-balance sheet lease financing for lessees, such as operating leases, and would apply to the accounting for all leases, with some exceptions. The draft proposals would bifurcate operating lease payments into rental and interest components, which may increase the Company’s reported Adjusted EBITDA, and bring future lease obligations and the leased asset onto the consolidated balance sheet, which may increase the Company’s reported debt obligations.

A number of other new standards, amendments to standards and interpretations have been issued but are not effective for the financial year beginning January 1, 2011. None of the new standards, amendments to standards and interpretations are currently relevant to the Company.

2.2	Consolidation

Subsidiaries

Subsidiaries are all entities over which the Company has the power to govern the financial and operating policies generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Company controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases.

The Company uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Company. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. The Company recognizes any non-controlling interest in the acquiree at the non-controlling interest’s proportionate share of the acquiree’s net assets. The excess of the cost of acquisition over the fair value of the Company’s share of the identifiable net assets acquired is recorded as goodwill.

Intercompany transactions, balances and unrealized gains on transactions between entities within the Company’s group are eliminated. Unrealized losses are also eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Company.

Joint ventures

Joint ventures are those entities over whose activities the Company has joint control, established by contractual agreement and requiring unanimous consent for strategic financial and operating decisions.

The Company’s interests in jointly controlled entities are accounted for by proportionate consolidation. The Company combines its share of the joint ventures’ individual income and expenses, assets and liabilities and cash flows on a line-by-line basis with similar items in the Company’s financial statements.

Transactions and non-controlling interests

The Company treats transactions with non-controlling interests as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Company ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss. The fair value is the initial carrying amount for the purposes of subsequently accounting for the retained interest as an associate, joint venture or financial asset. In addition, any amounts previously recognized in other comprehensive income in respect of that entity are accounted for as if the Company had directly disposed of the related assets or liabilities. This may mean that amounts previously recognized in other comprehensive income are reclassified to profit or loss.

Associates

Associates are all entities over which the Company has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost. The Company’s investment in associates includes goodwill identified on acquisition, net of any accumulated impairment loss.

The Company’s share of its associates’ post-acquisition profits or losses is recognized in the income statement, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Company’s share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Company does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Unrealized gains on transactions between the Company and its associates are eliminated to the extent of the Company’s interest in the associates. Unrealized losses are eliminated unless they provide evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Company.

Dilution gains and losses arising in investments in associates are recognized in the income statement.

If the ownership interest in an associate is reduced but significant influence is retained, only a proportionate share of the amounts previously recognized in other comprehensive income is reclassified to profit or loss, where appropriate.

2.3	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the CODM. The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Executive Board, which makes strategic decisions for the Company. The Executive Board considered the operations from a business perspective. In addition, information from a geographical perspective has also been presented on a supplemental basis.

Inter-segment pricing is determined at an arm’s length basis.

Segment results, assets and liabilities include items directly attributable to a segment as well as those that can be allocated on a reasonable basis. Unallocated items mainly comprise borrowings and income tax assets and liabilities.

Segment capital expenditure is the total cost incurred during the period to acquire property, plant and equipment and intangible assets other than goodwill, which is disclosed separately.

2.4	Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Company’s entities are measured using the currency of the primary economic environment in which the entity operates (the “functional currency”). The consolidated financial statements are presented in U.S. dollars (“$”), which is the Company’s presentation currency.

Transactions and balances

Foreign currency transactions are translated into the relevant entity functional currency using the exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the consolidated income statement.

Group companies

The results and financial position of all consolidated entities within the Company’s group (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the U.S. dollar are translated into U.S. dollars as follows:

(a)	assets and liabilities for each consolidated balance sheet presented are translated at the closing rate at the date of that balance sheet;

(b)	income and expenses for each consolidated income statement are translated at average exchange rates; and

(c)	all resulting exchange differences are recognized as a separate component of equity.

When the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, foreign exchange gains and losses arising from such a monetary item are considered to form part of a net investment in a foreign operation and are recognized in other comprehensive income, and presented in the translation reserve in equity. Where a subsidiary that is a foreign operation repays such a quasi-equity loan and there is no change in the parent’s percentage shareholding, the Company believes that this does not represent a disposal or partial disposal and hence does not transfer the accumulated foreign exchange gains or losses in equity to the income statement when this occurs.

On consolidation, exchange differences arising from the translation of the net investment in foreign operations and of borrowings and other currency instruments designated as hedges of such investments, are taken to other comprehensive income. When a foreign operation is disposed of or sold, exchange differences that were recorded in equity are recognized in profit and loss as part of the gain or loss on sale.

Goodwill and fair value adjustments arising on the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate of exchange.

2.5	Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of the Company’s activities. Revenue is shown net of value-added tax, customs duties and discounts and after eliminating sales within the Company.

The Company recognizes revenue when the amount of revenue can be reliably measured, and it is probable that future economic benefits will flow to the Company. This is usually when goods and services have been delivered but is dependent upon the contractual terms agreed with the customer.

Freight Management revenue is derived from international air, ocean and domestic freight forwarding, customs brokerage, deferred air and pick up and delivery, and other value-added services. Revenue is recorded in gross terms when acting as an indirect carrier. Revenue is recorded net of transportation costs and freight insurance premiums when acting as a carrier’s agent.

In Freight Management, the Company is primarily a non-asset based carrier and as such owns only limited transportation assets. The majority of air and ocean freight revenue is obtained through the purchase of transportation services from direct (asset-based) carriers and the resale of those services to customers as an indirect carrier, such that the Company issues customers a contract of carriage. Revenues related to shipments are recognized based on the terms in the contract of carriage, primarily when goods reach their destination.

Air and ocean freight forwarding revenue is also generated when acting as a carrier’s agent. Such revenues comprise commissions and fees earned for the services performed and are recognized on completion of those services. Revenues related to customs brokerage and other services provided at origin or destination are recognized on completion of the services.

Revenue in Contract Logistics represents the revenue from services to third parties related to contracts for supply chain management, warehousing and distribution activities. Revenue is recognized net of trade discounts, credit notes and taxes levied on sales when the service is rendered based on the contract with the customer.

Accrued income represents goods delivered and services rendered which have not yet been invoiced.

2.6	Other operating expenses

Other operating expenses includes cost of materials, rental expenses, maintenance and repair charges, professional fees and other miscellaneous expenses. Other operating income of $5 million representing insurance receipts and other sundry income has been netted against other operating expenses in 2011 (2010: nil; 2009: nil) on materiality grounds.

2.7	Lease payments

Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to profit or loss on a straight-line basis over the period of the lease.

Leases of property, plant and equipment where the Company has substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the leases’ commencement at the lower of the fair value of the leased property and the present value of minimum lease payments.

Each lease payment is allocated between the liability and finance charges so as to achieve a constant rate on the finance balance outstanding. The corresponding rental obligations, net of finance charges, are included in borrowings. The interest element of the finance cost is charged to profit or loss over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period. The property, plant and equipment acquired under a finance lease are depreciated over the shorter of the useful life of the asset and the lease term.

2.8	Finance income and expenses

Finance income comprises interest income on funds invested, changes in the fair value of financial assets at fair value through profit or loss and gains on the purchase of financial liabilities. Interest income is recognized as it accrues in profit or loss.

Finance expenses comprise interest expense on borrowings and changes in the fair value of financial assets at fair value through profit or loss. Borrowing costs on qualifying assets are capitalized. All other borrowing costs are recognized in profit or loss using the effective interest method.

Foreign currency gains and losses are presented on a net basis.

2.9	Dividend distributions

Dividend distributions to CEVA Logistics’ shareholders are recognized as a liability in the Company’s financial statements in the period in which the dividends are declared by CEVA Logistics’ Board of Directors.

2.10	Income tax

Income tax expense comprises current and deferred income tax. Income tax expense is recognized in profit or loss, except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax is the expected tax payable on the taxable income for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years.

Deferred income tax is recognized using the consolidated balance sheet method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred income tax is not recognized for the following temporary differences: the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting nor taxable profit or loss and differences relating to investments in subsidiaries and jointly controlled entities to the extent that it is probable that they will not reverse in the foreseeable future. In addition, deferred income tax is not recognized for taxable temporary differences arising on the initial recognition of goodwill. Deferred income tax is measured at the tax rates that are expected to be applied to temporary differences when they reverse, based on the laws that have been enacted or substantively enacted by the reporting date. Deferred income tax assets and liabilities are offset if there is a legally enforceable right to offset current tax liabilities and assets and they relate to income taxes levied by the same tax authority on the same taxable entity, or on different taxable entities, but where such entities intend to settle current tax liabilities and assets on a net basis or where such entities’ tax assets and liabilities will be realized simultaneously.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profits will be available against which the temporary difference can be utilized. Deferred income tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related benefit will be realized.

Deferred income tax is not provided on the unremitted earnings of subsidiaries where the timing of the reversal of the remitting temporary difference is controlled by the Company and it is probable that the temporary difference will not reverse in the foreseeable future, or where the remittance would not give rise to incremental tax liabilities or is not taxable.

2.11	Intangible assets

Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Company’s share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill on acquisition of subsidiaries is included in intangible assets. Goodwill is tested annually for impairment or more frequently if there are indications that goodwill might be impaired, and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Goodwill is allocated to cash-generating units for the purpose of impairment testing. The allocation is made to those cash-generating units or groups of cash-generating units that are expected to benefit from the business combination in which the goodwill arose identified according to operating segment.

Contractual customer relationships

Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relationships have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of the contractual customer relationships over their estimated useful lives of between 10 and 20 years.

Other intangibles

Other intangible assets mainly comprise computer software, licenses and brand names.

Development costs that are directly attributable to the design and testing of identifiable and unique software products controlled by the Company are recognized as intangible assets when it can be demonstrated how the software product will generate probable future economic benefits; there are adequate technical, financial and other resources to complete the development and to use the software product and the expenditure attributable to the software product during its development can be reliably measured. Costs associated with maintaining computer software programs are recognized as an expense as incurred. Computer software development costs recognized as assets are amortized over the products’ estimated useful lives, which do not exceed three years.

Separately acquired licenses are shown at historical cost. Licenses acquired in a business combination are recognized at fair value at the acquisition date. Licenses have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost of licenses over their estimated useful lives of three to five years.

Acquired computer software licenses are capitalized on the basis of the costs incurred to acquire and bring to use the specific software. These costs are amortized over the licenses’ estimated useful lives, which do not exceed three years.

Other intangible assets that are acquired by the Company which have finite useful lives, are measured at cost less accumulated amortization and accumulated impairment losses. Other intangible assets are amortized on a straight-line basis over their estimated useful lives of three to 20 years.

2.12	Property, plant and equipment

Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and impairment losses. Cost includes expenditures that are directly attributable to the acquisition of the asset. Purchased software that is integral to the functionality of the related equipment is capitalized as part of the cost of that equipment.

Subsequent costs

The cost of replacing part of an item of property, plant and equipment is recognized in the carrying amount of the item if it is probable that future economic benefits embodied within the part will flow to the Company and its cost can be measured reliably. The carrying amount of the replaced part is written off. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

Depreciation

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to write-off their cost less residual values over their estimated useful economic lives (or period of finance lease, if shorter), as follows:

Asset type	Depreciation period
Buildings	10-50 years
Plant and equipment	2-10 years
Other	3-10 years

The assets’ estimated residual values and useful economic lives are reviewed and adjusted if appropriate, at each balance sheet date.

An asset’s carrying amount is written down immediately to its recoverable amount if the asset’s carrying amount is greater than its estimated recoverable amount (see note 2.13).

Disposal

Gains and losses on disposal of an item of property, plant and equipment are determined by comparing the proceeds from disposal with the carrying amount of property, plant and equipment and are recognized in the income statement.

2.13	Impairment of non-financial assets

Assets that have an indefinite useful life, such as goodwill, are not subject to amortization and are tested annually or earlier in response to a triggering event for impairment. Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset’s carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset’s fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal of the impairment at each reporting date.

2.14	Financial assets

Classification

The Company classifies its financial assets into two categories: (a) at fair value through profit or loss and (b) loans and receivables.

The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Derivatives are classified as held for trading unless they are designated as hedges. Assets in this category are classified as current assets.

Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for maturities greater than twelve months after the balance sheet date. These are classified as non-current assets. The Company’s loans and receivables comprise trade and other receivables and cash and cash equivalents in the consolidated balance sheet.

Recognition and measurement

Regular purchases and sales of financial assets are recognized on the trade date—the date on which the Company commits to purchase or sell the asset. Financial assets carried at fair value through profit or loss are initially recognized at fair value and transaction costs are expensed in the consolidated income statement. Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership. Financial assets at fair value through profit or loss are subsequently carried at fair value. Loans and receivables are carried at amortized cost using the effective interest method.

Gains or losses arising from changes in the fair value of the “financial assets at fair value through profit or loss” category are presented in the consolidated income statement within “net financial expense’” in the period in which they arise. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated income statement when the Company’s right to receive payments is established.

If the market for a financial asset is not active (and for unlisted securities), the Company establishes fair value by using valuation techniques. These include the use of recent arm’s length transactions, reference to other instruments that are substantially the same, discounted cash flow analysis and option pricing models, making maximum use of market inputs and relying as little as possible on entity-specific inputs.

2.15	Derivative financial instruments and hedging activities

The Company can hold derivative financial instruments to hedge its foreign currency and interest rate risk exposures. Embedded derivatives are separated from the host contract and accounted for separately if they are not closely related, that is, if the economic characteristics and risks of the host contract and the embedded derivative would meet the definition of a derivative and the combined instrument is not measured at fair value through profit or loss.

Derivatives are recognized initially at fair value; attributable transaction costs are recognized in profit or loss when incurred. Subsequent to initial recognition, derivatives are measured at fair value with changes recognized immediately in the profit or loss. The Company does not apply hedge accounting.

The Company applies hedge accounting to foreign currency differences arising on net investment between the functional currency of the foreign operation and the functional currency (Euro) of CEVA Logistics and CEVA Group Plc, regardless of whether the net investment is held directly or through an intermediate parent.

The Company documents at the inception of the hedge the relationship between hedging instrument and hedged item, as well as its risk management objectives and strategy for undertaking the hedge. The Company also documents its assessment, both at hedge inception and on an ongoing basis, of whether the hedging instruments that are used are highly effective in offsetting changes in the hedged items’ spot rate revaluation attributable to the hedged risk.

Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in other comprehensive income. The gain or loss relating to the ineffective portion is recognized in the income statement. When a hedged foreign operation is disposed of or sold, the relevant amount in the translation reserve is transferred to profit or loss as part of the profit or loss on disposal.

2.16	Inventories

Inventories are stated at the lower of cost and net realizable value. Cost is determined using the first-in, first-out (“FIFO”) method. Net realizable value is the estimated selling price in the ordinary course of business, less applicable variable selling expenses.

2.17	Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables. Significant financial difficulties of the debtor and default or delinquency in payments are considered indicators that the trade receivable is impaired. The amount of the provision is the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the original effective interest rate. The carrying amount of the asset is reduced through the use of an allowance account and the amount of the loss is recognized in profit or loss. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to profit or loss.

In a non-recourse factoring arrangement, when the Company has transferred substantially all the risks and rewards of ownership of the receivables, the receivables are derecognized in their entirety. In a factoring of receivables with recourse the Company recognizes the factoring arrangement as financing, that is, a liability is recognized for the amounts received from the factor.

2.18	Cash and cash equivalents

Cash and cash equivalents includes cash in hand, deposits held at call with banks, other short-term highly liquid investments with original maturities of three months or less, and bank overdrafts. Bank overdrafts are shown within borrowings in current liabilities on the consolidated balance sheet to the extent that there is no right of offset and no practice of net settlement with cash balances.

2.19	Assets held for sale

If the carrying amount of the non-current asset will be recovered principally through a sale transaction rather than through continuing use, the Company will classify the asset (or disposal group) as held for sale. For this to be the case, the asset, or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sale of such assets and its sale must be highly probable.

Upon classification the assets (or disposal group) are measured at the lower of their carrying amount and fair value less costs to sell.

2.20	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of ordinary shares and share options are recognized as a deduction from equity net of any tax effects.

2.21	Borrowings

Borrowings are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost; any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method. Financial liabilities are derecognized when they have been redeemed or otherwise extinguished.

Borrowings are classified as current liabilities unless the Company has an unconditional right to defer settlement of the liability for at least twelve months after the balance sheet date.

A financial liability is removed from the balance sheet when it is extinguished, that is when the obligation is discharged, cancelled or expired. An exchange between the Company and a lender of debt instruments with substantially different terms is accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability. If the new terms are not substantially different the transaction is regarded as a modification.

If a portion of a financial liability is purchased, the previous carrying amount of the financial liability is allocated between the portion that continues to be recognized and the portion that is derecognized based on the relative fair values of those respective portions on the date of the repurchase. The difference between (a) the carrying amount allocated to the part derecognized and (b) the consideration paid, including any non-cash assets transferred or liabilities assumed, for the part derecognized is recognized in profit or loss.

2.22	Employee benefits

Pension obligations

The Company operates a number of defined contribution and defined benefit pension schemes.

Defined contribution plans

A defined contribution plan is a post-employment benefit plan under which the Company pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as a personnel expense in profit or loss when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The liability recognized in respect of defined benefit pension plans is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized actuarial gains or losses and past service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows by the yield at the reporting date on AA credit-rated bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension liability.

All actuarial gains and losses arising from defined benefit plans have been recognized immediately in other comprehensive income. Interest expense on the pension obligation and return on assets are recognized in finance income and expense.

Other long-term employee benefits

Other long-term employee obligations include long-service, sabbatical or jubilee leave, long-term disability benefits and deferred compensation not payable within twelve months after the end of the period. The expected costs of these benefits are accrued over the period of employment using the same accounting methodology as used for defined benefit pension plans except for actuarial gains and losses, which are recorded in profit and loss. These obligations are valued annually by independent, qualified actuaries.

Termination benefits

Termination benefits are payable when employment is terminated by the Company before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The

Company recognizes termination benefits when it has demonstrably committed to terminate the employment of current employees according to a detailed formal plan without possibility of withdrawal or provided termination benefits as a result of an offer made to encourage voluntary redundancy. Benefits falling due more than twelve months after the balance sheet date are discounted to their present value.

Share-based compensation

The Company operates equity-settled, share-based compensation plans, under which the Company receives services from employees as consideration for equity instruments (options) of CEVA Logistics. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense by the Company. The total amount to be expensed is recognized by reference to the fair value of the options granted, excluding the impact of any non-market service and performance vesting conditions. Non-market vesting conditions are included in assumptions about the number of options that is expected to vest. The total amount expensed is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At each balance sheet date, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. The Company recognizes the impact of the revision to original estimates, if any, in profit or loss.

Short-term benefits

Short-term employee benefit obligations are measured on an undiscounted basis and are expensed as the related service is provided.

A liability is recognized for the amount expected to be paid under short-term cash bonus or profit-sharing plans if the Company has a present legal or constructive obligation to pay this amount as a result of past service provided by the employee and the obligation can be estimated reliably.

2.23	Provisions

A provision is recognized if, as a result of a past event, the Company has a present legal or constructive obligation that can be estimated reliably and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability.

Provisions for insurance represent an estimate, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported at the balance sheet date on certain risks retained by the Company.

2.24	Trade payables

Trade payables are recognized initially at fair value and are subsequently measured at amortized cost using the effective interest method.

3.	CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

The preparation of financial statements in accordance with generally accepted accounting principles under IFRS requires the Company to make estimates, judgments and assumptions that may affect the reported amounts of assets, liabilities, revenue and expenses and the disclosure of contingent assets and liabilities in the financial statements. Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

The resulting accounting estimates will, by definition, rarely equal the related actual results. Actual results may differ significantly from these estimates, the effect of which is recognized in the period in which the facts that give rise to the revision become known. The estimates, judgments and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are outlined below.

3.1	Impairment of goodwill

The Company tests annually, or earlier in response to a triggering event, whether goodwill has suffered any impairment, in accordance with the accounting policy stated in note 2.13. The recoverable amounts of cash-generating units have been determined based on value-in-use calculations. These calculations require the use of estimates and assumptions consistent with the most up-to-date budgets and plans that have been formally approved by management. Refer to note 6 for the key assumptions used for the value-in-use calculations.

3.2	Income taxes

The Company is subject to income taxes in numerous jurisdictions. Significant judgment is required in determining the worldwide provision for income taxes. There are many transactions and calculations for which the ultimate tax determination is uncertain during the ordinary course of business. Where the final tax outcome of these matters is different from the amounts that were initially recorded, such differences will impact the income tax and deferred income tax provisions in the period in which such determination is made.

3.3	Retirement benefits

The present value of the pension obligations depends on a number of factors that are determined on an actuarial basis using a number of assumptions. The assumptions used in determining the net cost (income) for pensions include the discount rate. Any changes in these assumptions will impact the carrying amount of pension obligations.

Defined benefit schemes are reappraised annually by independent actuaries based upon actuarial assumptions. Significant judgment is required in determining these actuarial assumptions. Refer to note 17 for the principal assumptions used.

3.4	Provisions and contingent liabilities

Legal proceedings covering a range of matters are pending in various jurisdictions. Due to the uncertainty inherent in such matters, it is often difficult to predict the final outcome. The cases and claims against the Company often raise difficult and complex factual and legal issues. These are subject to many uncertainties and complexities, including but not limited to the facts and circumstances of each particular case and claim, the jurisdiction and the differences in applicable law. In the normal course of business, the Company consults with legal counsel and certain other experts on matters related to litigation.

The Company recognizes a provision when it is determined that an adverse outcome is probable and the amount of the loss can be reasonably estimated. In the event that an adverse outcome is possible and an estimate is not determinable, the matter is disclosed. Refer to note 23 for further information regarding contingent liabilities.

4.	FINANCIAL RISK MANAGEMENT

Financial risk factors

The Company’s operating activities expose it to a variety of financial risks, such as market risk (including foreign currency exchange risk, interest rate risk and commodity price risk), credit risk and liquidity risk. The Company’s overall risk management program focuses on the unpredictability of financial markets and seeks to minimize potential adverse effects on the Company’s financial performance. The Company uses derivative financial instruments to hedge certain risk exposures. Financial risk management is carried out by the Company’s treasury department under policies approved by management. The Company’s treasury department identifies, evaluates and hedges financial risks in close cooperation with the Company’s operating units. Management provides written principles for overall risk management, as well as written policies covering specific areas, such as foreign exchange risk, interest rate risk, credit risk, the use of derivative financial instruments and non-derivative financial instruments and investment of excess liquidity. Although the Company enters into derivative contracts for risk hedging purposes, the Company does not apply hedge accounting to these derivative financial instruments.

The following analysis provides quantitative information regarding the Company’s exposure to the financial risks described above. There are certain limitations inherent in the analyses presented, primarily due to the assumption that rates change in a parallel fashion and instantaneously. In addition, the analysis is unable to reflect the complex market reactions that normally would arise from the market shifts assumed.

Market risk

Foreign currency exchange risk

The Company operates internationally and generates foreign currency exchange risks arising from future commercial transactions, recognized assets and liabilities, investments and divestments in foreign currencies. Although the Company enters into hedging arrangements and other contracts in order to reduce exposure to currency fluctuations, these measures may be inadequate or may subject the Company to increased operating or financing costs.

The main currencies of the Company’s external hedges are the U.S. dollar, British pound, Chinese Yuan and Euro. Significant acquisitions are typically funded in the currency of the underlying assets. The Company has established policies which require its subsidiaries to manage their foreign exchange risk against their functional currency. Subsidiaries are required to report their relevant foreign exchange risk exposure to the Company’s treasury department. To manage their foreign exchange risk arising from future commercial transactions and recognized assets and liabilities, the Company’s subsidiaries use forward contracts, transacted with the Company’s treasury department. Foreign exchange risk arises when future commercial transactions or recognized assets or liabilities are denominated in a currency that is not the entity’s functional currency.

The Company has certain investments in foreign operations, whose net assets are exposed to foreign currency translation risk. Currency exposure arising from the net assets of the Company’s foreign operations is managed primarily through borrowings denominated in the relevant foreign currencies.

The main exchange rates used, as compared to the U.S. dollar, are shown below:

	2009		2010		2011
	Year end closing	Average	Year end closing	Average	Year end closing	Average
Euro	0.6978	0.7194	0.7482	0.7549	0.7732	0.7190
British pound	0.6193	0.6411	0.6414	0.6473	0.6480	0.6238
Chinese yuan	6.8316	6.8326	6.5909	6.7688	6.3015	6.4627

A 5% strengthening of the U.S. dollar against the following currencies at December 31, 2011 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant. The analysis is performed on the same basis for 2009 and 2010.

	2009		2010		2011
	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity	Effect on profit before tax	Effect on equity
	($ millions)
Euro	(5)	(183)	(18)	(203)	(19)	(212)
British pound	(1)	15	1	11	7	11
Chinese yuan	1	16	1	17	1	17

A 5% weakening of the U.S. dollar against the above currencies at December 31 of the applicable year would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

Cash flow and fair value interest rate risk

Interest rate risk is the risk that unexpected interest rate changes negatively affect the Company’s results, cash flows and equity. Hedging activities are meant to protect the Company against changes in interest rates.

The table below shows the interest rate profile of the Company’s interest-bearing financial instruments as of December 31, 2009, 2010 and 2011 (refer to note 16 “Borrowings” for further details):

	2009	2010	2011
	Carrying value
	($ millions)
Fixed Rate Instruments:
Loans and notes	1,549	2,722	2,808

Variable Rate Instruments:
Financial liabilities	2,672	1,476	1,535

Total	4,221	4,198	4,343

Sensitivity analysis for variable rate instruments

A change of 100 basis points in interest rates at the reporting date would have increased (decreased) profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular foreign currency rates, remain constant. The analysis was performed on the same basis as for 2009 and 2010.

		2009	2010	2011
	Change in interest rate	Effect on profit before tax
		($ millions)
Euro	+100 basis points	(11)	(8)	(8)
Euro	-100 basis points	11	8	8
U.S. dollar	+100 basis points	(8)	(5)	(4)
U.S. dollar	-100 basis points	11	5	4

Commodity risk

As a supply chain management company, the Company is exposed to the risk of an increase in the price of fuels, principally diesel and gasoline. The Company typically has an ability to pass on fuel price increases to customers and has not therefore entered into any contract to hedge any specific commodity risk.

Credit risk

The collectability of accounts receivable is assessed on a monthly basis. The method of determining the reduction is tailored to the specific business environment and takes into consideration the history of the reporting unit. The Company is focusing strongly on the cash generating capacity of its businesses and acknowledges the importance of strong credit control which is monitored through periodic detailed analysis of overdue trade receivable balances.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks as well as the risk that counterparties fail to meet their contractual payment obligations through insolvency or default as well as credit exposures to customers. The credit risk of a derivatives portfolio overlaps with market risk, since it is the replacement value of the portfolio that the Company is likely to lose if the counterparty fails. In order to reduce legal risk resulting from derivatives, the Company strives to have an International Swaps and Derivative Association agreement in place before entering into derivatives. For banks and financial institutions, only independently rated parties with a minimum rating of “A-” from Standard & Poor’s or equivalent rating from Moody’s are accepted. The Company’s treasury department only trades with its defined relationship banking group unless trading outside this banking group is required either for operational needs or provides significantly better terms and conditions.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	2009	2010	2011
	($ millions)
Loans and receivables	1,398	1,442	1,353
Cash and cash equivalents	415	289	281

Liquidity risk

Liquidity risk is the risk that the Company does not have sufficient headroom (cash and cash equivalents plus availability under the credit facilities held centrally described in note 16) available to meet both the Company day-to-day operating requirements and debt servicing obligations (interest and debt repayment). The Company’s treasury department mitigates liquidity risk by ensuring that the Company has adequate funding at its disposal at all times and helping facilitate access to the money markets and capital markets. This includes relationship management with all financial stakeholders, such as banks, rating agencies and debt investors. Refer to note 16 for details on the Company’s covenants and borrowings and to note 31 “Events after the balance sheet date” for details of the refinancing transactions that have taken place in 2012.

As at December 31, 2011, the Company had $281 million (2010: $289 million; 2009: $415 million) in cash on its consolidated balance sheet. In addition to this cash, the Company had access to $362 million (2010: $393 million; 2009: $390 million) of the central credit facilities described in note 16 “Borrowings”, of which $268 million (2010: $154 million; 2009: $322 million) was drawn. Total headroom at December 31, 2011 was therefore $375 million (2010: $528 million; 2009: $483 million), before taking into account the transactions described in note 31 “Events after the balance sheet date” which, among other actions, included an increase in the revolving credit facility commitments by €100 million to further bolster its headroom.

The table below analyzes the amounts of interest bearing borrowings and trade and other payables into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date:

	2009
	Present value of minimum lease payments	Interest	Future minimum lease payments	Notes	Bank borrowings	Interest on borrowings	Trade and other payables
	($ millions)
Less than 1 year	5	1	6	—	98	289	1,631
1-5 years	25	10	35	1,186	1,260	1,046	—
Thereafter	5	6	11	409	1,335	126	—

Total	35	17	52	1,595	2,693	1,461	1,631

	2010
	Present value of minimum lease payments	Interest	Future minimum lease payments	Notes	Bank borrowings	Interest on borrowings	Trade and other payables
	($ millions)
Less than 1 year	9	2	11	—	100	326	1,688
1-5 years	26	16	42	370	484	1,222	—
Thereafter	19	23	42	1,644	1,663	500	—

Total	54	41	95	2,014	2,247	2,048	1,688

	2011
	Present value of minimum lease payments	Interest	Future minimum lease payments	Notes	Bank borrowings	Interest on borrowings	Trade and other payables
	($ millions)
Less than 1 year	6	4	10	—	128	333	1,677
1-5 years	26	15	41	672	1,042	1,184	—
Thereafter	22	17	39	1,322	1,233	577	—

Total	54	36	90	1,994	2,403	2,094	1,677

The interest on borrowings with a variable interest rate has been calculated by using the year end rate. The tables above exclude aggregate minimum operating lease payments totaling $1,453 million (2010: $1,526 million; 2009: $1,318 million) that are disclosed in note 22 “Commitments”.

Capital management

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to provide returns for shareholders, benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital.

As of December 31, 2011, the Company had a capital structure which utilized a high proportion of structured debt to equity, which it historically adopted because debt financing was viewed as a cheaper source of capital than equity financing. The structure of the Company’s debt and facilities is a combination of long-term debt secured to finance its two acquisitions and medium term facilities which are available to support shorter term liquidity requirements. The majority of the Company’s interest rates are fixed. The transactions described in note 31 “Events after balance sheet date” extended the Company’s maturity profile further so there are no material debt repayments until November 2015. This has allowed the Company to manage its debt position to give it stability and predictability of both interest and principal repayments.

Fair value estimation

The fair value of the derivative financial instruments at December 31, 2011 is nil (2010: nil; 2009: nil). As at December 31, 2011 there were derivative contracts with a notional amount of $37 million (2010: $38 million; 2009: nil).

5.	BUSINESS COMBINATIONS

The Company did not complete any acquisitions in 2011.

During 2010, a small acquisition was completed resulting in additional goodwill of $2 million. Additionally the Company acquired the non-controlling interest in a company—Fairlead Logistics Limited—and is now the owner of all the shares in this entity (refer to note 32 for list of all entities within the Company’s group). The results of these acquired businesses are not considered material to the Company.

During 2009, two small acquisitions were completed resulting in additional goodwill of $3 million. The Company acquired the non-controlling interest in both companies (CEVA Logistics (Malaysia) Sdn. Bhd and CEVA NOPRI Logistics N.V.) and is now the owner of all the shares in the entities. The results of these acquired businesses are not considered material to the Company.

6.	INTANGIBLE ASSETS

	Goodwill	Contractual customer relationships	Other intangibles	Total
	($ millions)
Net book amount at January 1, 2009	1,991	844	44	2,879
Additions	3	—	28	31
Amortization	—	(97)	(21)	(118)
Impairment	(21)	(7)	(1)	(29)
Transferred to disposal group classified as held for sale	(1)	(9)	—	(10)
Exchange rate differences	55	40	—	95

Closing net book amount at December 31, 2009	2,027	771	50	2,848

Historical cost	2,048	1,051	348	3,447
Accumulated amortization and impairment	(21)	(280)	(298)	(599)

Net book amount at December 31, 2009 / January 1, 2010	2,027	771	50	2,848
Additions	7	—	12	19
Amortization	—	(95)	(23)	(118)
Impairment	(1)	—	—	(1)
Exchange rate differences	(14)	(9)	2	(21)
Transfers	—	—	5	5

Closing net book amount at December 31, 2010 / January 1, 2011	2,019	667	46	2,732

Historical cost	2,041	1,042	367	3,450
Accumulated amortization and impairment	(22)	(375)	(321)	(718)

Net book amount at December 31, 2010 / January 1, 2011	2,019	667	46	2,732

Additions	—	—	16	16
Amortization	—	(98)	(28)	(126)
Exchange rate differences	(27)	(10)	1	(36)

Closing net book amount at December 31, 2011	1,992	559	35	2,586

Historical cost	2,014	1,042	384	3,440
Accumulated amortization and impairment	(22)	(483)	(349)	(854)

Net book amount at December 31, 2011	1,992	559	35	2,586

Impairment tests for goodwill

Goodwill is allocated to the Company’s cash-generating units (“CGUs”) based upon their proportional business enterprise value as at the date of acquisition. The business enterprise values were derived using the income approach.

The carrying amount of goodwill at December 31 as allocated to each of the Company’s four identified CGUs is as follows:

	2009	2010
	($ millions)
Americas	645	643
Asia Pacific	508	547
Northern Europe	496	481
Southern Europe, Middle East and Africa	378	348

Total goodwill	2,027	2,019

Following the change in operating segments in 2011 (see note 30) the CGUs are Freight Management and Contract Logistics. As at December 31, 2011 there was no impairment of goodwill arising on this basis. The carrying amount of goodwill at December 31, 2011, as allocated to the Freight Management and Contract Logistics CGUs was as follows:

	2009	2010	2011
	($ millions)
Freight Management	1,309	1,319	1,308
Contract Logistics	718	700	684

Total goodwill	2,027	2,019	1,992

The recoverable amount of a CGU is determined based on value-in-use calculations. These calculations use pre-tax cash flow projections based on the most recent financial budgets approved by management covering a five-year period. Cash flows beyond the five-year period are extrapolated using an estimated perpetual growth rate of 2%. The growth rate for the five-year period reflects expectations regarding industry growth for Freight Management and Contract Logistics. The perpetual growth rate reflects the estimated long-term growth rate for countries with the highest contribution to earnings in the relevant CGUs. The pre-tax discount rate used in the CGU valuations was 11.6% (2010: 11.5%: 2009: 11.7%).

No goodwill impairment losses were recognized for the year ended December 31, 2011 (2010: nil; 2009: nil) as a result of the goodwill impairment testing. Goodwill was however impaired in 2009 and 2010 by $21 million and $1 million respectively as a result of the reclassification of disposal groups held for sale. Refer above and to note 13 for further information on disposal groups held for sale.

Sensitivity analysis was performed on the goodwill impairment testing by using (a) a 1% higher discount rate and by using (b) a 1% lower growth rate for the cash flows projected beyond five years. Neither of these scenarios would have led to an impairment.

7.	PROPERTY, PLANT AND EQUIPMENT

	Land and buildings	Plant and equipment	Other	Under construction	Total
	($ millions)
Net book amount at January 1, 2009	251	179	89	11	530
Additions	26	35	43	3	107
Disposals	(17)	(3)	(1)	—	(21)
Depreciation	(21)	(56)	(35)	—	(112)
Impairment	(15)	(1)	—	—	(16)
Exchange rate differences	12	15	4	—	31
Transferred to disposal group classified as held for sale	(26)	(3)	(4)	—	(33)
Transfers	3	23	(17)	(9)	—

Closing net book amount at December 31, 2009	213	189	79	5	486

Historical cost	288	364	181	5	838
Accumulated depreciation and impairment	(75)	(175)	(102)	—	(352)

Net book amount at December 31, 2009 / January 1, 2010	213	189	79	5	486
Additions	28	49	38	24	139
Disposals	(45)	(3)	(1)	—	(49)
Depreciation	(20)	(53)	(40)	—	(113)
Impairment	(9)	—	—	—	(9)
Exchange rate differences	(2)	—	—	1	(1)
Acquisitions	—	1	1	—	2
Transferred to disposal group classified as held for sale	(3)	—	—	—	(3)

Transfers	12	(5)	(3)	(9)	(5)

Closing net book amount at December 31, 2010 /January 1, 2011	174	178	74	21	447

Historical cost	278	406	215	21	920
Accumulated depreciation and impairment	(104)	(228)	(141)	—	(473)

Net book amount at December 31, 2010 / January 1, 2011	174	178	74	21	447

Additions	15	41	28	1	85
Disposals	(1)	(7)	—	—	(8)
Depreciation	(23)	(52)	(34)	(1)	(110)

Exchange rate differences	(7)	(3)	(2)	—	(12)

Transferred to disposal group classified as held for sale	(4)	—	2	—	(2)
Transfers	13	2	2	(17)	—

Closing net book amount at December 31, 2011	167	159	70	4	400

Historical cost	297	439	245	4	985
Accumulated depreciation and impairment	(130)	(280)	(175)	—	(585)

Net book amount at December 31, 2011	167	159	70	4	400

Finance leases

The following assets held under finance leases are included in property, plant and equipment:

	Land and buildings	Plant and equipment	Other	Total
	($ millions)
Under finance lease December 31, 2009	26	9	1	36
Under finance lease December 31, 2010	41	14	—	55
Under finance lease December 31, 2011	39	14	1	54

8.	DEFERRED INCOME TAX

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset and when the deferred income taxes relate to the same fiscal authority. The amounts are as follows:

	2009	2010	2011
	($ millions)
Before offsets:
Deferred income tax assets	(128)	(132)	(93)
Deferred income tax liabilities	273	253	188

Net deferred income tax liabilities	145	121	95
After offsets:
Deferred income tax assets	(2)	(17)	(17)
Deferred income tax liabilities	147	138	112

Net deferred income tax liabilities	145	121	95

The movement in deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred income tax assets

	Provisions	Goodwill and other intangibles	Losses carried forward	Other	Total
	($ millions)
Balance at January 1, 2009	40	69	13	52	174
Transfers	—	(6)	26	(29)	(9)
Exchange rate differences	(6)	6	9	3	12
Income statement effect	(7)	(14)	(13)	(15)	(49)

Deferred income tax assets at December 31, 2009 / January 1, 2010	27	55	35	11	128
Transfers	—	—	—	24	24
Exchange rate differences	(2)	(1)	1	(5)	(7)
Income statement effect	(1)	(12)	9	(9)	(13)

Deferred income tax assets at December 31, 2010 / January 1, 2011	24	42	45	21	132

Transfers	16	(7)	(12)	(19)	(22)
Exchange rate differences	(3)	—	(1)	—	(4)
Income statement effect	(6)	(9)	1	1	(13)

Deferred income tax assets at December 31, 2011	31	26	33	3	93

Deferred income tax liabilities

	Property, plant and equipment	Intangibles	Other	Total
	($ millions)
Balance at January 1, 2009	51	252	6	309
Transfers	(24)	17	1	(6)
Assets held for sale	(7)	—	—	(7)
Exchange rate differences	1	18	—	19
Income statement effect	(17)	(32)	7	(42)

Deferred income tax liabilities at December 31, 2009 / January 1, 2010	4	255	14	273
Transfers	5	(4)	27	28
Assets held for sale	5	—	—	5
Exchange rate differences	—	(3)	(6)	(9)
Income statement effect	(11)	(28)	(5)	(44)

Deferred income tax liabilities at December 31, 2010 / January 1, 2011	3	220	30	253

Transfers	6	(2)	(25)	(21)
Assets held for sale	—	—	—	—
Exchange rate differences	—	(7)	—	(7)
Income statement effect	(4)	(27)	(6)	(37)

Deferred income tax liabilities at December 31, 2011	5	184	(1)	188

Deferred income tax assets are recognized for tax losses carried forward to the extent that the realization of the related tax benefit through future taxable profits is considered more likely than not. The Company did not recognize deferred income tax assets of $55 million (2010: $76 million; 2009: $86 million) in respect of losses amounting to $244 million (2010: $360 million; 2009: $339 million) that can be carried forward against future taxable income for a period between one year and an indefinite period of time.

9.	INVENTORY

	2009	2010	2011
	($ millions)
Raw materials and supplies	10	7	9
Finished goods	13	40	21

Total inventory	23	47	30

Provision for obsolescence is nil as of December 31, 2011 (2010: nil; 2009: nil).

Movements in inventory as well as changes in the provision for obsolescence are recorded in other operating expenses in the consolidated income statement.

10.	TRADE AND OTHER RECEIVABLES

	2009	2010	2011
	($ millions)
Trade receivables	1,329	1,346	1,287
Provision for impairment of trade receivables	(52)	(45)	(41)

Trade accounts receivable–net	1,277	1,301	1,246

VAT receivable	34	31	28
Other	82	108	74

Other receivables	116	139	102

Total trade and other receivables	1,393	1,440	1,348

Other receivables include amounts receivable from insurance companies, government departments and from tax authorities.

Included in trade receivables is an amount of $4 million (2010: $9 million; 2009: $6 million) of factored receivables with the related liability of $4 million (2010: $9 million; 2009: $6 million) included in bank borrowings. The Company remains exposed to the bad debt risk related to these receivables.

The fair value of trade and other receivables approximates its carrying amount.

During the year ended December 31, 2010, certain U.S. subsidiaries of the Company and a new subsidiary CEVA US Receivables, LLC (“Unrestricted Subsidiary”) of the Company entered into agreements establishing an Asset Backed Loan (“ABL”) Facility. The obligations of the Unrestricted Subsidiary under the ABL Facility are secured on a first-priority basis by the currently owned and subsequently acquired assets of the Unrestricted Subsidiary, including, but not limited to, all of the trade receivables transferred to the Unrestricted Subsidiary by the U.S. subsidiaries. The transaction has been accounted for as collateralized borrowing (refer to note 16). Following an event of default by the Unrestricted Subsidiary under the ABL Facility loan agreement or if a specified liquidity event occurs, the lenders have the right to receive the cash flows from the pledged receivables to repay the outstanding loans under the ABL Facility. Absent an event of default or liquidity event, the Unrestricted Subsidiary will collect the receivables and all new receivables transferred to the Unrestricted Subsidiary by the U.S. subsidiaries will be collateral.

As at December 31, 2011, trade receivables of $191 million (2010: $209 million; 2009: $229 million) were past due but not impaired. These receivables relate to a number of independent customers for whom there is no history of default. The aging profile of trade receivables past due but not impaired is as follows:

	2009	2010	2011
	($ millions)
Past due 0-30 days	152	138	110
Past due 31-60 days	40	34	31
Past due 61-90 days	16	17	18
Past due 91-120 days	10	8	9
Past due more than 121 days	11	12	23

Total	229	209	191

The carrying amount of the Company’s trade and other receivables are denominated in the following currencies:

	2009	2010	2011
	($ millions)
Euro	499	424	381
U.S. dollar	405	444	414
British pound	105	103	83
Other currencies	436	514	511

Total	1,445	1,485	1,389

Movements on the Company’s provision for impairment of trade receivables are as follows:

	2009	2010	2011
	($ millions)
At January 1	42	52	45
Charged to other operating expenses	17	12	8
Receivables written off during the year as uncollectable	(8)	(12)	(8)
Unused amounts reversed	—	(4)	(3)
Exchange rate difference	1	(3)	(1)

At December 31	52	45	41

The creation and release of the provision for impaired receivables has been included in other operating expenses in the consolidated income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovery.

The other classes within trade and other receivables do not contain impaired assets.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivables mentioned above.

11.	DERIVATIVE FINANCIAL INSTRUMENTS

	2009			2010			2011
	Contract/ notional amount	Fair values assets	Fair values liabilities	Contract/ notional amount	Fair values assets	Fair values liabilities	Contract/ notional amount	Fair values assets	Fair values liabilities
	($ millions)
Foreign exchange derivative contracts	—	—	—	23	—	—	23	—	—
Interest rate derivative contracts	—	—	—	15	—	—	14	—	—

Cross currency interest rate swaps	—	—	—	—	—	—	—	—	—

Total recognized derivative assets / (liabilities)	—	—	—	38	—	—	37	—	—

The maximum exposure to credit risk at the reporting date is the fair value of the derivative assets in the consolidated balance sheet.

12.	CASH AND CASH EQUIVALENTS

	2009	2010	2011
	($ millions)
Cash at bank	184	155	149
Current bank deposits	231	134	132

Total cash and cash equivalents	415	289	281

Cash and cash equivalents are available for use by the Company. Bank overdrafts are included within interest bearing borrowings (note 16).

13.	ASSETS HELD FOR SALE

Following the commitment of the Company’s management in June 2011, $5 million in relation to a property located in SEMEA region was classified as held for sale as at December 31, 2011.

At December 31, 2010, $3 million related to a building located in the Americas region which was classified as held for sale.

In 2009, the assets and liabilities related to TELIS S.p.A were presented as a disposal group held for sale following the commitment of the Company’s management in December 2009 to sell the subsidiary. This disposal group was presented in the Contract Logistics segment and was sold in December 2010.

Also in 2009 the assets and liabilities relating to a service contract were transferred back to a customer following the customer’s decision to in-source the related activities at the end of the agreement. The assets and liabilities relating to the contract are presented as a disposal group held for sale at December 31, 2009. The completion date for the transfer was January 1, 2010. This disposal group was presented in the Contract Logistics segment.

Following the commitment of the Company’s management in December 2009, buildings relating to the Contract Logistics and the Freight Management segments, located in the Asia Pacific and the Northern Europe regions, were held for sale at December 31, 2009. The building in the Asia Pacific region was subsequently sold in January 2010 and the building in the Northern Europe region was sold in February 2010.

The assets and liabilities classified as held for sale as at December 31, 2009 are presented below:

As at December 31, 2009
($ millions)
ASSETS
Non-current assets
Intangible assets	9
Property, plant and equipment	33
Prepayments	26

Total non-current assets	68

Current assets
Inventory	20
Trade and other receivables	13
Other current assets	12

Total current assets	45
TOTAL ASSETS	113

As at December 31, 2009
($ millions)
LIABILITIES
Non-current liabilities
Deferred income tax liabilities	7
Retirement benefit obligations	61

Total non-current liabilities	68

Current liabilities
Trade and other payables	33

Total current liabilities	33
TOTAL EQUITY AND LIABILITIES	101

14.	JOINT VENTURES

The Company has one significant joint venture, a 50% interest in Anji-CEVA Automotive Logistics Company Ltd, a company which is incorporated in China and provides contract logistics services. The following amounts represent the Company’s 50% share of the assets and liabilities, sales and results of the joint venture. They are included in the consolidated balance sheet and consolidated income statement of the Company.

	2009	2010	2011
	($ millions)
Assets
Non-current assets	31	31	35
Current assets	70	106	68
Liabilities
Current liabilities	(58)	(102)	(58)

Net assets	43	35	45

Revenue	121	124	160
Depreciation and amortization	(3)	(2)	(2)
Financial income	—	2	9
Other expenses(1)	(100)	(105)	(140)

Profit after income tax	18	19	27
Proportionate interest in joint venture’s commitments	4	3	4

(1)	There is $4 million of tax expense included in expenses in year 2011 (2010: $3 million; 2009: $4 million).

The joint venture had no contingent liabilities as at December 31, 2011 (2010: nil; 2009: nil).

15.	SHARE CAPITAL

Number of ordinary shares
Balance at January 1, 2009	4,133,893

Shares issued	35,696
Shares redeemed	(191,815)

Balance at December 31, 2009 / January 1, 2010	3,977,774

Shares issued	40,539
Shares redeemed	(15,085)

Balance at December 31, 2010 / January 1, 2011	4,003,228

Shares issued	32,845
Shares redeemed	(9,974)

Balance at December 31, 2011	4,026,099

At December 31, 2011, the authorized share capital comprised 20,000,000 ordinary shares with par value of $0.01 each. Issued share capital comprised 4,026,099 ordinary shares (2010: 4,003,228; 2009: 3,977,774). Share capital amounted to $40 thousand as at December 31, 2011 (2010: $40 thousand; 2009: $40 thousand).

16.	BORROWINGS

The carrying amounts and fair value of borrowings are as follows:

	2009		2010		2011
	Carrying value	Fair value	Carrying value	Fair value	Carrying value	Fair value
	($ millions)
Non-current
Bank borrowings	2,539	2,588	2,094	2,137	2,229	1,941
Notes	1,549	1,382	1,950	2,060	1,932	1,670
Finance leases	30	30	45	45	48	48

Total non-current borrowings	4,118	4,000	4,089	4,242	4,209	3,659

Current
Bank overdrafts	58	58	74	74	87	87
Bank borrowings	40	40	26	26	41	41
Finance leases	5	5	9	9	6	6

Total current borrowings	103	103	109	109	134	134

Total borrowings	4,221	4,103	4,198	4,351	4,343	3,793

Unamortized debt issuance costs	102		117		108
Total principal debt	4,323		4,315		4,451

The fair value of the non-current interest bearing debt has been determined using the market price at the balance sheet date. Floating rate debt and current borrowings are approximated at their carrying values. The average floating interest rate for the period was 4.6% (2010: 5.2%; 2009: 4.7%) and 8.1% (2010: 5.7%; 2009: 5.4%) for U.S. dollar and for Euro denominated loans respectively. Included in non-current borrowings in 2011 is $52 million (2010: nil; 2009: $265 million) of the Company’s revolving credit facility.

The carrying amounts of the Company’s borrowings are denominated in the following currencies:

	2009	2010	2011
	($ millions)
U.S. dollar	2,179	2,620	2,682
Euro	2,039	1,469	1,574
Other currencies	3	109	87

Total	4,221	4,198	4,343

Other Facilities and Headroom

As at December 31, 2011, the Company had $281 million (2010: $289 million; 2009: $415 million) in cash on its consolidated balance sheet. In addition to this cash, the Company has access to $362 million (2010: $393 million; 2009: $390 million) of centrally-held credit facilities, of which $268 million (2010: $154 million; 2009: $322 million) was drawn. Total headroom at December 31, 2011 was therefore $375 million (2010: $528 million; 2009: $483 million).

In addition, the Company had a $241 million (2010: $247 million; 2009: $252 million) synthetic letter of credit facility which is available for the issuance of letters of credit and bank guarantees, including to support certain of our centrally-held credit facilities. Approximately $225 million of letters of credit in various currencies were issued but undrawn on December 31, 2011 (2009: $237 million; 2009: $245 million) under the synthetic letter of credit facility. The remaining unissued amount as at December 31, 2011 was $17 million (2010: $11 million; 2009: $7 million).

Terms and maturity schedule

	Currency	Nominal interest rate	Maturity	Amount drawn or outstanding at December 31, 2011
				(in $ millions)
Senior Secured Facilities – Tranche A (EUR)	Euro	EURIBOR + 3%	November 2013	83
Senior Secured Facilities – Tranche B (EUR)	Euro	EURIBOR + 5%	August 2016	134
Senior Secured Facilities – Tranche A (USD)	U.S. dollar	U.S. LIBOR + 3%	November 2013	129
Senior Secured Facilities – Tranche B (USD)	U.S. dollar	U.S. LIBOR + 5%	August 2016	335
Senior Secured Facilities – Revolver (EUR)	Euro	EURIBOR + 4%	November 2015	52
Senior Secured Facilities – Revolver (USD)	U.S. dollar	Prime Rate + 3%	November 2015	—
First Lien Senior Secured Notes	U.S. dollar	8 3/8%	December 2017	450
First-and-a-Half Priority Lien Notes	U.S. dollar	11 5/8%	October 2016	210
Junior Lien Notes	U.S. dollar	11 1/2%	April 2018	702
12% Senior Notes	Euro	12%	September 2014	14
8 1/2% Senior Notes	Euro	8 1/2%	December 2014	345
Extended Senior Notes	Euro	8 1/2%	June 2018	94
Senior Unsecured Facility loans	U.S. dollar	9 3/4%	August 2015	165
Senior Unsecured Facility Extended loan	U.S. dollar	9 3/4%	June 2018	629
Senior Subordinated Notes	Euro	10%	December 2016	105
Extended Senior Subordinated Notes	Euro	10%	June 2018	74
ABL Facility	U.S. dollar	Variable	November 2015	142
PIK Notes	Euro	EURIBOR + 7 3/4%	June 2017	581
Bank overdrafts	Various	Various	Various	87
Finance lease liabilities	Various	Various	Various	54
Other loans	Various	Various	Various	66

The PIK notes were issued by CEVA Logistics, while the senior secured facilities, senior unsecured facility loans and each other series of notes was issued by CEVA Group Plc. Each series of notes (other than the PIK notes) is guaranteed, jointly and severally, by each subsidiary that guarantees the senior secured facilities.

The Company’s senior secured facilities and secured notes are senior obligations of the issuer and the guarantors, secured by liens on certain of the issuer’s and the guarantors’ existing and future assets. The liens securing the senior secured facilities rank pari passu with the first lien senior secured notes and are senior to the liens securing the other secured notes. The liens securing the first-and-a-half priority lien notes rank senior to the liens securing the junior lien notes but junior to the liens securing the senior secured facilities and the first lien senior secured notes. The Company’s senior notes (other than the PIK notes) and senior unsecured facility loans are unsecured senior obligations of the issuer and the guarantors. The senior subordinated notes are unsecured senior subordinated obligations of the issuer and the guarantors, and the PIK notes are senior obligations of CEVA Logistics.

The senior secured facilities, senior unsecured facility loans and each series of notes (other than the PIK notes and the 12% senior notes) contain customary covenants and events of default that, among other things, restrict, subject to certain exceptions, the Company’s ability and the ability of its subsidiaries, to incur indebtedness, sell assets, make investments, engage in acquisitions, mergers or consolidations and make dividend and other restricted payments.

In addition, the senior secured credit facility contains a covenant that requires the borrower to maintain a ratio of net secured first lien debt to covenant EBITDA of no more than 4.0 to 1.0, tested quarterly (as determined under the senior secured credit facility). The definition of covenant EBITDA allows the borrower to add back certain non-cash or non-recurring charges that are deducted in determining net income (for example, restructuring costs) and to add the future benefit of identified cost reduction programs. As at December 31, 2011 there was significant headroom on this covenant and management believes that there are sufficient undrawn financing facilities and working capital to service operating activities and continued growth ambitions for the foreseeable future.

The senior secured facilities, senior unsecured facility loans and PIK notes may be redeemed at the Company’s option at par plus accrued interest, and each series of notes may be redeemed at certain redemption prices plus accrued interest. Upon the occurrence of certain change of control events, the senior secured facilities and senior unsecured facility loans must be repaid at par plus accrued interest to avoid an event of default, and each holder of notes (other than the PIK notes and the 12% senior notes) may require us to repurchase all or a portion of such holder’s notes at a purchase price equal to 101% of the principal amount of such holder’s notes plus accrued interest.

Significant Financing Transactions

On July 22, 2009, the Company settled the private exchange offers announced on June 19, 2009. An amount equivalent to $295 million of 12% second-priority senior secured notes due 2014 was issued, comprising (1) €120 million issued in exchange for (A) €153 million 8 1/2% senior notes due 2014 and (B) €50 million 10% senior subordinated notes due 2016 and (2) $127 million issued in exchange for $205 million of the senior unsecured loan facility due 2015. Affiliates of Apollo participated in this transaction, exchanging (1) €30 million of 8 1/2% senior notes due 2014 for €19 million of 12% second-priority senior secured notes due 2014 and (2) $172 million of the senior unsecured loan facility due 2015 for $107 million of 12% second-priority senior secured notes due 2014. In exchange for reducing the total principal amount of debt, the new notes had an earlier maturity date, an increase in interest rate and an increase in security ranking, and all participants in the exchange offers were subject to the same terms and conditions.

On October 6, 2009, the Company issued $210 million of 11 5/8% first-and-a-half priority notes due 2016. Funds were used for general corporate purposes and to pay related fees and expenses.

On March 24, 2010, the Company issued $702 million of 11 1/2% junior priority senior secured notes due 2018. The proceeds provided substantially all of the funds used to repay $400 million of 10% second-priority notes due 2014, $127 million of 12% second-priority notes due 2014 and €109 million of 12% second-priority notes due 2014, including fees and tender premiums. In connection with this refinancing, which included a consent solicitation, the remaining €11 million of the 12% second-priority notes due 2014 became unsecured. Additionally, the maturities of €73 million of 8  1/2% senior unsecured notes due 2014, $629 million of senior unsecured loan due 2015 and €57 million of 10% senior subordinated notes due 2016, held by affiliates of Apollo, were extended to June 2018.

On November 19, 2010, certain U.S. subsidiaries of the Company and a new subsidiary CEVA US Receivables, LLC (Unrestricted Subsidiary) entered into agreements establishing an Asset Backed Loan (ABL) Facility with an initial commitment of $200 million. On November 30, 2010, the committed amount of the ABL Facility was increased to $250 million. The obligations of the Unrestricted Subsidiary under the ABL Facility are secured on a first-priority basis by all currently owned and subsequently acquired assets of the Unrestricted Subsidiary, including, but not limited to, all of the accounts receivable transferred to the Unrestricted Subsidiary by the U.S. subsidiaries. The proceeds were used for general corporate purposes, including to partly repay amounts drawn under the Company’s revolving credit facility.

On December 14, 2010, the Company issued $450 million 8 3/8% first lien senior secured notes due 2017. Substantially all of the funds were used to repay a portion of the indebtedness under the senior secured credit facilities and to pay related fees and expenses. In connection with this offering, certain lenders under the senior secured facilities converted their holdings into extended (Tranche B) commitments with a later maturity date and a higher interest rate.

On November 21, 2011, the Company entered into amendments to the agreements governing the Senior Unsecured Facility, the Extended Senior Notes and the Extended Senior Subordinated Notes. Pursuant to such amendments, instead of receiving scheduled interest payments in the fourth quarter of 2011, Apollo agreed to receive accrued and unpaid interest on February 1, 2012 in exchange for a nominal consent fee, the purpose of which was to improve the balance of the timing of the Company’s interest payments.

See note 31 “Events after balance sheet date” for details of changes in borrowings after December 31, 2011.

17.	RETIREMENT BENEFIT OBLIGATIONS

The Company operates a number of pension plans around the world, most of which are defined contribution plans. The Company has a small number of defined benefit plans of which the main ones are based in Italy, The Netherlands, the United Kingdom and the United States. The plans in the United Kingdom and the United States are closed to new members.

Italian pension plan

In accordance with the Trattamento di Fine Rapporto (“TFR”) legislation in Italy, employees are entitled to a termination payment on leaving the company. The TFR regulation changed from January 1, 2007 and employees are now given the option to either remain under the prior regulation or to transfer the future accruals to external pension funds. The funded provision for TFR maturing after January 1, 2007 is treated as a defined contribution plan under both options. An amount of $22 million at December 31, 2011 (2010: $24 million; 2009: $39 million) has been recognized in the provision for pension liabilities in accordance with this legislation, which is unfunded. As part of the retirement benefit obligation the Company also reports a liability (“Cassa Vincolata Passiva”) of $31 million at December 31, 2011 (2010: $32 million; 2009: nil) that represents the right of current employers of former Company employees to claim TFR payments. Similarly, the Company also has an asset (“Cassa Vincolata Attiva”) of $1 million (2010: $3 million; 2009: $4 million) that is included in non-current prepayments. This asset reflects the right of the Company to claim TFR payments for certain employees from their prior employers.

Amounts recognized in the consolidated balance sheet

	2009	2010	2011
	($ millions)
Present value of funded obligations	186	219	229
Fair value of plan assets	80	99	109

Total	106	120	120
Reimbursement right	—	3	1

Liability in the consolidated balance sheet	106	123	121

Movement in defined benefit obligations

	2009	2010	2011
	($ millions)
At January 1	198	186	219
Balance acquired through business combinations	3	1	—
Service costs	10	10	9
Other costs	4	—	—
Interest costs	8	10	10
Actuarial loss / (gain)	17	(3)	9
Exchange rate differences	10	(8)	(3)
Benefits paid	(13)	(13)	(15)
Curtailments	3	—	—
Transfers	(54)	36	—

At December 31	186	219	229

Movement in plan assets

	2009	2010	2011
	($ millions)
At January 1	59	80	99
Fair value of plan assets acquired through business combinations	—	—	—
Expected return on plan assets	8	5	6
Actuarial (loss) / gain	6	1	—
Exchange rate differences	1	(3)	(1)
Employer contribution	10	11	12
Benefits paid	(3)	(1)	(7)
Settlements	(1)	—	—
Transfers	—	6	—

At December 31	80	99	109

Expense recognized in the consolidated income statement

	2009	2010	2011
		($ millions)
Service costs	10	10	9
Other costs	4	—	—
(Gain) / loss on curtailment and settlements	2	—	—
Expected return on plan assets	(8)	(5)	(6)
Interest costs	8	11	10

Employer pension expense for the period	16	16	13

Amounts recognized in the statement of comprehensive income

	2009	2010	2011
		($ millions)
Actuarial (gains) / losses recognized in the statement of other comprehensive income in the period (before tax)	11	(4)	9
Cumulative actuarial losses recognized in the statement of other comprehensive income (before tax)	20	16	25

The actual return on plan assets in 2011 was a $7 million gain (2010: $7 million gain; 2009: $12 million gain).

Principal actuarial assumptions

	2009	2010	2011
Discount rate	5.1%	4.7%	4.4%
Expected return on assets	6.0%	5.9%	5.3%
Rate of compensation increase	2.1%	2.2%	2.3%
Inflation	2.4%	2.2%	2.1%

Amounts indicated are weighted averages

Assumptions regarding future mortality experience are set based on actuarial advice in accordance with public statistics and experience in each territory. Mortality assumptions for the Company’s most important funds are based on the following post-retirement mortality tables:

•

United Kingdom: For 2009, 2010 and 2011 for males the assumption is 98.0% of the SAPS Series 1 (“S1PA”) table with year of birth medium cohort projections subject to a minimum annual rate of improvement of 1.5% and for females it is 100% of the S1PA table with year of birth medium cohort projections subject to a minimum annual rate of improvement of 1.0%.

•

Netherlands: For 2009 the assumption for males and females is 99.0% of the GB 2005–2050 table. For 2010 for males and females the assumption is 97.5% of the most recent table published by the Dutch Actuarial Society, the GB 2010-2060 table. For 2011 age adjustment is based on the ES-P2A table published by the Dutch Actuarial Society, the GBM/GBV 2010-2060 mortality table.

•	United States: For 2009 and 2010 the RP2000 Combined Healthy table was used, projected to the next year using scale AA. For 2011 the RP2000 Combined Healthy table, Fully Generational was used.

These tables translate into an average life expectancy in years of a pensioner retiring at age 65:

	2009			2010			2011
	UK	NL	US	UK	NL	US	UK	NL	US
Retiring at the end of the reporting period:
Male	21.6	17.8	18.4	22.1	19.9	18.5	22.2	20.0	19.5
Female	23.5	20.9	20.6	23.9	22.8	20.7	24.0	22.9	21.3
Retiring 20 years after the end of the reporting period:
Male	24.6	19.6	18.4	25.0	21.8	18.5	25.2	21.8	20.9
Female	25.4	21.1	20.6	25.8	23.8	20.7	25.9	23.8	22.2

Other key assumptions inherent to the valuation of the Company’s pensions and the determination of the Company’s pension cost include employee turnover, discount rates, expected long-term returns on plan assets and future wage increases. The expected return on plan assets is determined by considering the expected returns available on assets underlying the current investments policy. These assumptions are given a weighted average and are based on independent actuarial advice and are updated on an annual basis. Actual circumstances may vary from these assumptions giving rise to a different pension liability.

Expected service costs of post-employment benefit plans for the year ending December 31, 2012 are $10 million.

Plan assets do not include any investments in the Company and are comprised as follows:

	2009	2010	2011
Equity	59%	38%	30%
Fixed interest	11%	31%	39%
Cash	1%	3%	2%
Other	29%	28%	29%

Total	100%	100%	100%

The experience adjustment to the pension plans are as follows:

	2007	2008	2009	2010	2011
			($ millions)
At December 31 present value of defined benefit obligation	(229)	(197)	(186)	(219)	(229)
Fair value of plan assets	83	59	80	99	109
Deficit in the plan’s funded status	(146)	(138)	(106)	(120)	(120)

Experience adjustment on plan liabilities	4	(7)	20	(3)	1
Experience adjustment on plan assets	3	(15)	6	1	7

18.	SHARE-BASED PAYMENTS

All stock-based compensation is issued from the CEVA Logistics 2006 Long-term Incentive Plan. The expense with respect to each separate installment is recognized in the appropriate vesting period as a charge to income.

Options granted to employees vest in three tranches. The first tranche is strictly service-based, vesting on each of the first five anniversaries of the grant date. The remaining two tranches are performance related and are measured upon various internal metrics.

All performance-based options vest six months following a qualified change in control. Change in control can be an acquisition of beneficial ownership of the Company, merger, consolidation or recapitalization.

The number and weighted average exercise price of share options are as follows:

	2009		2010		2011
	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)	Number	Weighted average exercise price ($)
Outstanding at January 1	305,012	103.53	295,721	111.55	275,521	102.74
Granted during the year	41,173	94.97	12,703	66.23	11,564	87.13
Forfeited	(47,754)	—	(32,644)	—	(16,947)	—
Exercised	(2,710)	38.23	(259)	26.69	(189)	28.02

Outstanding at December 31	295,721	111.55	275,521	102.74	269,949	98.07

Exercisable at the end of the year	50,030	103.94	67,498	100.02	84,002	99.44

The options outstanding at December 31, 2011 have a weighted average exercise price of $98.07 (2010: $102.74; 2009: $111.55) and a remaining weighted average contractual life of 6.05 years (2010: 6.88 years; 2009: 7.72 years).

The fair value for services received in return for share options granted is based on the fair value of share options granted. The weighted average fair value of the share options granted during the period determined using the Black-Scholes-Merton valuation model was $40.28 per option (2010: $33.45; 2009: $48.43). The significant inputs into the model were a weighted average share price of $81.03 (2010: $66.23; 2009: $94.97), exercise price as shown above, average volatility during the year of 45.49% (2010: 44.94%; 2009: 44.28%), a weighted average expected option life of 7.17 years (2010: 7.17 years; 2009: 7.17 years) and a risk free interest rate of 2.67% (2010: 2.87%; 2009: 3.32%) based on the ECB rates on each grant date in 2011. Expected volatility is estimated by considering the historic average share price volatility of the Company’s industry peers.

In the absence of a public market for common shares, the share price was determined by the Company based on a number of valuation methods incorporating factors and assumptions that the Company believes knowledgeable, willing market participants would consider in setting the share price, including consideration of industry peers and other quantitative and qualitative factors.

There are no expected dividends. Refer to note 26, personnel expenses, for the share option expense and the details of the options granted to directors and executive management.

19.	PROVISIONS

	Legal claims	Insurance	Restructuring	Other	Total
			($ millions)
Balance at January 1, 2009	68	22	15	52	157
Raised during the year	60	14	14	31	119
Utilized during the year	(19)	(11)	(6)	(14)	(50)
Reversed during the year	(24)	—	(7)	(13)	(44)
Exchange rate differences	3	1	1	3	8

Balance at December 31, 2009	88	26	17	59	190
Of which non-current	44	13	9	30	96
Of which current	44	13	8	29	94

Balance at January 1, 2010	88	26	17	59	190
Raised during the year	66	16	19	21	122
Utilized during the year	(45)	(11)	(12)	(23)	(91)
Reversed during the year	(9)	—	(3)	(5)	(17)
Exchange rate differences	(3)	—	(1)	(1)	(5)

Balance at December 31, 2010	97	31	20	51	199
Of which non-current	41	15	9	33	98
Of which current	56	16	11	18	101

Balance at January 1, 2011	97	31	20	51	199
Raised during the year	25	27	10	29	91
Utilized during the year	(32)	(14)	(8)	(35)	(89)
Reversed during the year	(24)	—	(4)	(5)	(33)
Exchange rate differences	(3)	—	(1)	(1)	(5)

Balance at December 31, 2011	63	44	17	39	163
Of which non-current	28	20	6	28	82
Of which current	35	24	11	11	81

The economic outflow in respect of non-current provisions is expected to occur within one to five years. The impact of discounting was not considered to be material.

Legal claims

A number of legal claims arising from past events are pending against the Company. They consist of employee related and commercial litigation claims from third parties arising from the Company’s ordinary business activities.

While the outcome of these disputes cannot be predicted with certainty, management believes that, based upon legal advice and information received, the final decisions will not materially affect the consolidated position of the Company. To the extent management has been able to reliably estimate the expected outcome of these claims, a provision has been recorded at the balance sheet date. Where the expected outcome cannot be reliably estimated disclosure of the matter is given in note 23 “Contingencies”.

Insurance

The insurance provision mainly comprises amounts provided in respect of self insurance schemes which represent estimates, based on historical experience, of the ultimate cost of settling outstanding claims and claims incurred but not reported at the balance sheet date on risks retained by the Company.

Restructuring

These provisions relate to specific restructuring projects initiated as part of the Company’s cost reduction programs. They include staff redundancy costs, asset writedowns and site closure costs.

Other

Other provisions largely comprise provisions for dilapidations and dismantling costs, employee benefit obligations, onerous contracts, tax and other related costs.

20.	TRADE AND OTHER PAYABLES

	2009	2010	2011
		($ millions)
Trade payables	797	814	782
Personnel related accruals	123	151	156
Employee benefits, social expenses and other taxes	136	97	98
Accrued liabilities	575	626	641

Total trade and other payables	1,631	1,688	1,677

The increase of trade and other payables is a result of the change in the mix of the Company’s business, and increased exchange rates and revenue growth.

21.	EARNINGS PER SHARE

Basic earnings per share are calculated by dividing the profit attributable to equity holders of CEVA Logistics by the weighted average number of ordinary shares in issue during the year.

	2009	2010	2011
Loss attributable to equity holders ($ millions)	(202)	(386)	(361)
Weighted average number of ordinary shares in issue (millions)	4	4	4
Earnings per share from continuing operations (expressed in $ per share)	(50)	(97)	(90)

In calculating earnings per share, the Company has excluded the shares issuable upon the exercise of outstanding options where such issuance would have otherwise improved earnings per share.

22.	COMMITMENTS

Capital commitments

Capital expenditure for the acquisition of tangible and intangible fixed assets contracted for at the balance sheet date but not yet incurred totals $4 million as of December 31, 2011 (2010: $12 million; 2009: $11 million).

Operating lease commitments

The Company leases various offices and warehouses under non-cancellable operating lease agreements. The lease terms are generally between one and six years and the majority of lease agreements are renewable at the end of the lease period at market rate.

The Company also leases various motor vehicles, office and computer equipment under operating lease agreements.

During the year ended December 31, 2011, $409 million was recognized as an expense in the consolidated income statement in respect of operating leases (2010: $393 million; 2009: $362 million).

The future aggregate minimum lease payments under non-cancellable operating leases are as follows:

	2009	2010	2011
		($ millions)
Less than 1 year	330	345	338
1-5 years	696	727	667
Thereafter	292	454	448

Total	1,318	1,526	1,453

Of which guaranteed by third party / customers	255	191	128

Of the future lease payments, in 2011 $1,144 million (2010: $1,176 million; 2009: $988 million) relates to commitments in relation to multi-user/ shared facilities, while the remaining $309 million (2010: $350 million; 2009: $ 330 million) is dedicated to specific customers.

Guarantees

The Company has issued guarantees on behalf of its subsidiaries in the ordinary course of business in connection with lease agreements, customs duty deferment and local credit lines amounting to $343 million as of December 31, 2011 (2010: $310; 2009: $343 million) of which $225 million as of December 31, 2011 (2010: $237 million 2009: $245 million) are on the Company’s synthetic letter of credit facility. The obligations under the guarantees issued by banks and other financial institutions have been secured by the Company and certain of its subsidiaries.

23.	CONTINGENCIES

Litigation and Legal Proceedings

The Company is involved in several legal proceedings relating to and arising from the normal conduct of its business. While the outcome of these legal proceedings is uncertain, the Company believes that it has provided for all probable and estimable liabilities arising from the normal course of business, and it therefore does not expect any liability arising from any of these legal proceedings to have a material impact on its results of operations, liquidity, capital resources or financial position.

Surcharge Antitrust Investigation and Litigation

Several CEVA subsidiaries and certain current and former employees are or have been subject to, and cooperating with, investigations by the U.S. Department of Justice (the “DOJ”), the European Commission (the “EC”) and the government of Brazil, as well as an information request from the government of Switzerland, for possible price-fixing and other improper collusive activity with respect to certain accessorial and other charges, along with several other entities in the freight forwarding industry. The Company previously took provisions against its accounts for the DOJ and EC investigations as well as the civil class action lawsuit. Several other investigations (including in Canada, Japan and New Zealand) have been resolved.

At a hearing held on November 4, 2011, the United States District Court for the District of Columbia approved the plea agreement entered into on September 30, 2010 between the DOJ and EGL, Inc., the Company’s wholly-owned subsidiary, resolving the DOJ investigation. Pursuant to the plea agreement approved by the Court, EGL pled guilty to two violations of U.S. antitrust laws, will provide ongoing cooperation to the DOJ, paid to the U.S. government a criminal fine of $4.5 million, and for a two-year probationary period must report to the DOJ and the Court annually on its global antitrust and competition law compliance program and periodically in the event of any investigation or major administrative proceeding by any U.S. federal department or agency or any major civil litigation in the United States. On February 16, 2012, the United States Air Force placed EGL and other freight forwarders who pled guilty at the same time as EGL on the Excluded Parties List System regarding U.S. government contracting. On February 24, 2012, however, the Air Force sent formal notice that it terminated the proposed debarment based on the Company’s prior disclosures to and work with the United States Army, such that all CEVA entities are eligible for U.S. government contracting work.

CEVA has also reached a settlement agreement with the plaintiffs in a putative class action lawsuit against EGL, Inc. and EGL Eagle Global Logistics, LP, styled Precision Associates, Inc., et al. v. Panalpina World Transport (Holding) Ltd, et al., filed in the U.S. District Court for the Eastern District of New York. The agreement remains subject to final court approval (the court granted preliminary approval on September 23, 2011) and other contingencies, such as the Company’s rescission rights, and there can be no assurance that it will result in final resolution of the matter.

In February 2010, the Company received a statement of objections from the EC concerning its alleged participation in certain price-fixing cartels in the air freight forwarding business in violation of the European Union antitrust rules. The Company submitted a response, and on March 28, 2012, the EC issued its ruling. The EC ruled that EGL, Inc. and two of its subsidiaries (now known as CEVA Freight (UK) Limited and CEVA Freight Shanghai Limited) had violated European Union competition law by participating in two infringements of competition law in relation to the pricing of two discrete fees. The EC imposed a total fine of approximately €3.0 million (equivalent to $4 million) on EGL, Inc. and its subsidiaries. The decision is subject to appeal. The Company cooperated with the EC throughout its investigation and received substantial reductions in its fines as a result.

With regards to the Brazilian investigation, on August 6, 2010, the Secretariat of Economic Law of the Ministry of Justice of Brazil (“SDE”) announced an administrative proceeding against numerous freight forwarding companies, including CEVA Logistics Holdings BV and CEVA Logistics Ltda, and against numerous individuals, including one current and one former employee of CEVA. Pursuant to the applicable administrative process, the Company intends to submit a response. Once investigations are concluded, SDE will issue a non-binding opinion that will be sent to the Administrative Counsel for Economic Defense, in which SDE will assess whether the conduct under investigation is compatible or not with Brazilian antitrust rules. At this time, the extent of the potential claims identified by the Brazilian authorities that are being alleged as to the Company’s subsidiaries is not clear; nor is the timing of the next steps in the administrative process or any potential resolution of the matter. Accordingly, it is not possible to predict the timing or outcome of the investigation or the potential financial impact on the Company, which could involve the imposition of administrative or civil fines, penalties, damages or other sanctions that could have a material adverse impact on the Company.

The Company has also received a letter of inquiry from the Competition Commission of Singapore, dated December 14, 2011, which appears to be focused on the subject matters of the DOJ plea agreement, the New Zealand Commerce Commission settlement, and the EC statement of objections.

The Company cannot determine the timing or outcome of the governmental investigations that remain pending. These investigations could result in the imposition of administrative or civil sanctions, including fines, penalties, damages and debarment from federal contracting in the U.S. or other sanctions which could have a material adverse effect on its financial position, results of operations, operating cash flows and business activities.

The Company is also the subject of an investigation by the Italian competition authority related to possible price-fixing and other improper collusive activity with respect to international road freight forwarding to and from Italy. On June 16, 2011, the Company was notified that the Italian competition authority has found an infringement of Italian law and imposed fines and penalties against a number of freight-forwarders, including a subsidiary of CEVA. As a result, the Company paid the fine and appealed; its initial appeal was rejected but the ruling remains subject to further appeal. The Company had previously recorded a provision in connection with this investigation. Management believes the amounts at question are not material to the financial performance of the Company.

Independent Contractor-Related Proceedings

The classification of drivers as independent contractors—which the Company believes to be a common practice in the Company’s industry in the U.S.—is challenged from time to time by federal and state governmental and regulatory authorities, including tax authorities, as well as by individual drivers who seek to have drivers reclassified as employees. The Company is currently party to two putative class action lawsuits in this regard. In Mohit Narayan, et al. v. EGL, Inc. and CEVA Freight, LLC, the plaintiffs are seeking a declaratory judgment, restitution, damages and other relief. The case is currently on remand from the Ninth Circuit Court of Appeals to the federal district court in the Northern District of California. In Franklin Browning v. CEVA Freight, LLC and EGL, Inc., the plaintiffs make similar claims under the Fair Labor Standards Act and New York labor law and seek damages.

The Company is also subject to a nationwide class action in James Foster and Stone Logistics, Inc. v. CEVA Freight, LLC, in which the plaintiffs allege that CEVA’s independent contractor agreements with its owner-operators fail to comply with federal leasing regulations and that CEVA is in breach of the agreements. Plaintiff seeks damages, an injunction against continued violations, a declaration that CEVA is in violation of federal leasing requirements, and other relief. The court certified the class in December 2010.

In addition, in October 2009, the California Employment Development Department (“EDD”), based on a worker classification audit, determined that such individuals should be reclassified as employees for purposes of state unemployment insurance contributions, employment training tax, disability insurance contributions and personal income tax and issued a tax assessment. The Company has petitioned the EDD to review its assessment, with a potential for abating a majority of the assessed taxes.

While the Company cannot provide assurances with respect to the outcome of these cases and it is possible that it could incur a material loss in connection with any of these matters, it intends to vigorously defend ourselves in these proceedings and do not at this time believe that a loss in these cases is probable or reasonably estimable.

Tax Proceedings

The Company is involved in tax audits in various jurisdictions relating to the normal conduct of its business. While the outcome of these audits is uncertain, it believes that it has provided for all probable and estimable tax liabilities arising from its normal course of business, and it therefore does not expect any liability arising from these audits to have a material impact on its results of operations, liquidity, capital resources or financial position.

Other Proceedings

From time to time, the Company is involved in a variety of legal proceedings and disputes arising in the ordinary course of business. For example, the Company has been and currently are subject to numerous labor and employment proceedings and disputes in both Italy and Brazil alleging various causes of action and raising other legal challenges to its labor and employment practices. Such proceedings include individual claims and lawsuits, disputes with unions, class action claims, and governmental or quasi-governmental investigations. While the outcome of these legal proceedings is uncertain and may not be capable of estimation, the Company believes that resolution of these matters and the incurrence of their related costs and expenses should not have a material adverse effect on the Company’s results of operations, liquidity, capital resources or financial position.

24.	RELATED PARTY TRANSACTIONS

Shareholders

The following table sets forth the shareholders of CEVA Logistics as at December 31, 2009, 2010 and 2011:

	2009		2010		2011
	Number of shares beneficially owned	Ownership percentage	Number of shares beneficially owned	Ownership percentage	Number of shares beneficially owned	Ownership percentage
AIF VI Euro Holdings, L.P.	2,844,555	71.5%	2,844,555	71.1%	2,844,555	70.7%
AlpInvest Partners Beheer 2006, L.P.	422,880	10.6%	422,880	10.6%	422,880	10.5%
AAA Guarantor Co-Invest VI, L.P.	406,365	10.2%	406,365	10.1%	406,365	10.1%

CEVA management investors	303,974	7.7%	329,428	8.2%	352,299	8.7%

Total	3,977,774	100.0%	4,003,228	100.0%	4,026,099	100.0%

Apollo is a related party by virtue of the fact that AIF VI Euro Holdings, L.P., AlpInvest Partners Beheer 2006, L.P. and AAA Guarantor Co-Invest VI, L.P. are affiliated with or managed by affiliates of Apollo. These entities together own 91.3% (December 31, 2010: 91.8%; December 31, 2009: 92.3%) of the equity in CEVA Logistics.

The Company has a service agreement with Apollo for the provision of management and support services. The annual fee is equal to the greater of €3 million per annum and 1.5% of the Company’s Adjusted EBITDA before such fees. Fees and expenses of $8 million (2010: $7 million; 2009: $8 million) are included in the consolidated income statement for the year ended December 31, 2011.

The Company has management rights agreements with its investors (AlpInvest Partners CS Investments 2006 C.V. and AIF VI Euro Holdings, L.P.) under which the Company is required to deliver its consolidated annual and quarterly financial statements and monthly management accounts. The investors have the right to consult with and advise management of the Company on all operating matters.

Upon consummation of the Company’s initial public offering (the “Offering”), Apollo intends to terminate its service agreement. At the time of termination, the Company will record as an expense a termination fee, which pursuant to the agreement will be calculated as the sum of €21 million plus the amount by which the annual fee payments exceeded €3 million per year (or exceeded the pro rata portion of €3 million for the applicable portion of a year), less any annual fee amounts Apollo has received from the Company prior to the termination date.

During the year ended December 31, 2009, CEVA Logistics settled receivables due from TNT N.V. to the Company in exchange for its shares held by TNT. As a result TNT is no longer a shareholder of CEVA Logistics and the shares have been cancelled.

As of December 31, 2011, Gareth Turner and Mark Beith were directors of CEVA Logistics and also held senior positions at Apollo.

Trading transactions

During the year, Company entities entered into the following trading transactions with related parties that are not subsidiaries:

	2009				2010				2011
	Sales of goods	Purchases of goods	Amounts owed by related parties	Amounts owed to related parties	Sales of goods	Purchases of goods	Amounts owed by related parties	Amounts owed to related parties	Sales of goods	Purchases of goods	Amounts owed by related parties	Amounts owed to related parties
	($ millions)
Joint ventures	6	1	—	—	11	4	1	1	6	3	—	1

Financing

From time to time, depending upon market, pricing and other conditions, as well as the Company’s cash balances and liquidity, the Company or its affiliates, including Apollo, may seek to acquire or sell notes or other indebtedness of the Company through open market purchases or sales, privately negotiated transactions, tender offers, redemption or otherwise, upon such terms and at such prices as the Company or its affiliates may determine (or as maybe provided for in the indentures or other documents governing the notes or other indebtedness), for cash or other consideration. In addition, the Company has considered and will continue to evaluate potential transactions to reduce its outstanding debt (such as debt for debt exchanges and other similar transactions), to extend its debt maturities or enter into alternative financing arrangements, as well as potential transactions pursuant to which third parties, Apollo or its affiliates may provide financing to it or otherwise engage in transactions to provide liquidity to it. There can be no assurance as to which, if any, of these alternatives or combinations thereof the Company or our affiliates may choose to pursue in the future as the pursuit of any alternative will depend upon numerous factors such as market conditions, its financial performance and the limitations applicable to such transactions under its financing documents.

At December 31, 2011, funds managed by Apollo held approximately $77 million of 11.5% junior priority senior secured notes (December 31, 2010: $77 million; December 31, 2009: nil), nil 10% second-priority senior secured notes (December 31, 2010: nil, December 31, 2009: $10 million), nil 12% second-priority notes (December 31, 2010: nil, December 31, 2009: €19 million and $39 million), €157 million of 8 1/2% senior notes (December 31, 2010: €73 million; December 31, 2009: €73 million), $629 million of the senior unsecured loan facility (December 31, 2010: $629 million; December 31, 2009: $629 million), €82 million of the 10% senior subordinated notes (December 31, 2010: €57 million; December 31, 2009: €57 million), and PIK loan notes with a total face value held (including interest paid in kind) of €355 million (December 31, 2010: €324 million; December 31, 2009: €285 million).

At the date of approval of these financial statements, funds managed by Apollo held approximately $77 million of 11 1/2% junior priority senior secured notes, $113 million of the senior unsecured loan facility, and $145 million of the 12 3/4% senior notes.

Ultimate controlling party

The ultimate controlling party of CEVA Logistics is Apollo.

After the consummation of the Offering and the related exchange of Class B shares, management expects that Apollo will continue to beneficially own a majority of CEVA Logistics’ ordinary shares, and as a result of Apollo will be able to prevent any transaction that requires the approval of CEVA Logistics shareholders, regardless of whether other shareholders of CEVA Logistics believe that any such transactions may be beneficial to their interests, and will be able to control the composition of CEVA Logistics’ board of directors, the adoption of amendments to its memorandum and articles of association, the approval of mergers and consolidations and indirectly, sales of substantially all of its assets, its dividend policy and its capital structure and financing.

Other related party transactions

As of December 31, 2011, there were 262 management and other personnel who participate in the management equity plan as disclosed in note 18 “Share-based payments”. They also receive salaries and benefits as part of their employment compensation.

25.	SPECIFIC ITEMS

	2009	2010	2011
		($ millions)
Redundancy costs	33	9	15
Expenditures for ACE and UNO cost reduction programs	—	10	12
Expenditures for other cost reduction programs	—	1	2
Other items	—	11	1

Total Specific items: Personnel Expense	33	31	30
Restructuring costs	13	18	4
Antitrust investigation	13	17	17
Expenditures for ACE and UNO cost reduction programs	2	25	48
Expenditures for other cost reduction programs	14	5	—
Other items	32	1	10

Total Specific items: Other Operating Expense	74	66	79
Impairment	2	5	—
Discount unwind	—	—	(1)
Gain on debt transaction	(190)	—	—
Loss on debt transactions	17	17	—

Total Specific items: Total (income) / expense before income taxes	(64)	119	108

Antitrust investigations

Represents third party expenses incurred in connection with the ongoing antitrust investigations. For further details see note 23 “Contingencies”.

Expenditures for ACE and UNO cost reduction programs

Represents expenses incurred in relation to the outsourcing and optimization of the Company’s financial processes (Project ACE) and the streamlining of the Company’s Freight Management systems (Program UNO).

Expenditures for other cost reduction programs

Represents expenses incurred in relation to other cost reduction programs.

Redundancy and restructuring costs

Represents redundancy and restructuring costs including severance payments for redundancy programs, costs relating to shipping station consolidations and reorganizations, and costs incurred in the integration of country freight management and contract logistics operations, including exceptional employee severance payments made in connection with the restructuring of the Company’s operations in Italy, the United Kingdom, Germany, Spain and The Netherlands.

Other items

Other exceptional costs recorded as “Other items—Personnel Costs” include excess pension charges, income arising from curtailments of pension plans and costs to settle certain employee related claims.

Other exceptional costs or income recorded as “Other items—Other Operating Expense” include amounts related to impairments of prior period trade and other receivables, dispute settlements, restructuring and gains and losses recognized on disposal of businesses.

Impairment

In 2010, the Company recognized an impairment loss for the write down of one of its buildings in the Americas region to fair value less cost to sell following the commitment of the Company’s management to sell, and subsequently lease back, the building.

In 2009, the Company made the decision not to continue to use the Northern European brand name and as a result has derecognized the book value totaling $1 million. These amounts are recorded in depreciation, amortization and impairment in the consolidated income statement.

Gain on debt transaction

The specific item incurred in 2009 in relation to finance income reflects the gain arising on the July 2009 private exchange offers (see “Significant Financing Transactions” in Note 16). This gain represents the excess of the carrying value of the debt exchanged over the fair value of the new debt, less related transaction costs.

Loss on debt transactions

In the year ended December 31, 2010, specific items include a $10 million finance charge incurred in relation to the debt transactions which completed on March 24, 2010 as well as an $7 million finance charge incurred in relation to the amendment and extension of the senior secured facilities completed on December 14, 2010 (note 16).

In 2009 the specific items in relation to finance expense includes a $17 million charge in respect of the accelerated amortization of debt issuance costs incurred in relation to the debt exchange transaction that was announced on June 19, 2009.

26.	PERSONNEL EXPENSES

	2009	2010	2011
	($ millions)
Wages and salaries	2,091	2,156	2,362
Employee benefits and social expenses	259	286	329
Pension costs—defined benefit plans (note 17)	8	10	9
Pension costs—defined contribution plans	25	20	33
Share options granted to directors and employees	4	4	2

Total personnel costs	2,387	2,476	2,735

Average number of people employed

The average number of personnel by region (including executive directors) employed by the Company during the year was as follows:

	2009	2010	2011
Freight management	13,078	13,186	13,270
Contract Logistics	34,860	34,778	37,467

Total	47,938	47,964	50,737

	2009	2010	2011
Americas	19,379	19,983	20,962
Asia Pacific	9,728	9,611	10,292
Northern Europe	12,472	12,083	12,131
Southern Europe, Middle East and Africa	6,359	6,287	7,352

Total	47,938	47,964	50,737

The above disclosure excludes the average headcount at Anji-CEVA of 9,848 in 2011 (2010: 9,414; 2009: 6,770).

Directors and other key management compensation

	2009(1)	2010	2011
	($ thousands)
Lukas Kolff(2)	—	—	—
Gareth Turner	104	75	61
Mark Beith(3)	—	—	—
Other key management	8,392	7,732	9,916

Total	8,496	7,807	9,977

(1)	Adjusted to include share based compensation.
(2)	Lukas Kolff retired from the Board of Directors on January 6, 2009.
(3)	Mark Beith was appointed as non-executive Director on January 6, 2009.

Directors and other key management compensation include salaries of $7 million (2010: $5 million; 2009: $7 million), accrued bonus provisions of $1 million (2010: nil; 2009: nil) and share option expenses of $1 million (2010: $1 million; 2009: $1 million). None of the directors have had pensions funded by the Company. Other management received $61 thousand (2010: $57 thousand; 2009: $96 thousand) for pension related costs.

Share options granted to the directors and other key management are shown in the table below:

Number of share options	Outstanding at December 31, 2008 / January 1, 2009	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding at December 31, 2009 / January 1, 2010
Gareth Turner	1,172	—	—	—	1,172
Lukas Kolff(1)	1,172	—	—	(1,172)	—
Mark Beith(2)	—	—	—	—	—
Other key management	104,546	29,316	(1,350)	(14,212)	118,300

Total	106,890	29,316	(1,350)	(15,384)	119,472

Number of share options	Outstanding at December 31, 2009 / January 1, 2010	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding at December 31, 2010
Gareth Turner	1,172	—	—	—	1,172
Mark Beith	—	—	—	—	—
Other key management	118,300	19,683	—	(22,131)	115,852

Total	119,472	19,683	—	(22,131)	117,024

Number of share options	Outstanding at December 31, 2010 / January 1, 2011	Granted during the year	Exercised during the year	Forfeited during the year	Outstanding at December 31, 2011
Gareth Turner	1,172	—	—	—	1,172
Mark Beith	—	—	—	—	—
Other key management	115,852	5,000	—	(18,678)	102,174

Total	117,024	5,000	—	(18,678)	103,346

(1)	Lukas Kolff retired from the Board of Directors on January 6, 2009.
(2)	Mark Beith was appointed as non-executive Director on January 6, 2009.

27.	FINANCE INCOME AND EXPENSE

	2009	2010	2011
	($ millions)
Interest income on short-term bank deposits	11	6	6
Net foreign exchange gains	76	—	17
Other financial income	190	—	—

Finance income	277	6	23

Interest expense on bank borrowings	316	343	393
Interest on finance lease liabilities	2	3	4
Net foreign exchange losses	—	17	—
Interest expense on retirement benefit obligations	9	5	5
Other financial expense	46	48	44

Finance expense	373	416	446

Net finance expense	96	410	423

Other financial expense includes the amortization of debt issuance costs of $17 million (2010: $27 million; 2009: $27 million).

Included in other financial income in 2009 is a $190 million gain relating to the debt exchange that was finalized on July 22, 2009. Refer to note 25 for further information on the debt exchange.

During 2011 the Company defined certain net investment hedge relationships, whereby foreign exchange movements pertaining to these defined relationships are recognized directly in other comprehensive income rather than in profit and loss as was previously the case. As at December 31, 2011 $692 million of borrowings was designated as a net investment hedge.

28.	INCOME TAX EXPENSE

	2009	2010	2011
	($ millions)
Current tax expense	44	51	60
Deferred tax (benefit) / expense	7	(31)	(24)

Income tax (benefit) / expense	51	20	36

Income tax expense recognized in other comprehensive income is nil for the year ended December 31, 2011 (2010: nil; 2009: nil).

The tax on the Company’s profit before tax differs from the theoretical amount that would arise using the tax rates applicable in the United Kingdom (where the Company is tax resident) on the profits of the consolidated entities as follows:

	2009		2010		2011
	($ millions)
Theoretical tax charge / (income)	(42)	28.0%	(102)	28.0%	(85)	26.5%
Permanent differences:
Non deductible other costs	9	(6.0)%	24	(6.6)%	14	(4.4)%
Non taxable repurchase of debt	(54)	36.0%	—	—	—
Difference between local and U.K. tax rate	(2)	1.3%	(21)	5.8%	(14)	4.5%

Other movements:
Write-off deferred tax assets	45	(30.0)%	65	(17.9)%	67	(20.9)%
Deferred taxes not recognized on losses	86	(57.3)%	84	(23.1)%	57	(17.8)%
Impact of tax rate changes	1	(0.7)%	—	—	—	—
Other income tax expense(1)	8	(5.3)%	(30)	8.3%	(3)	0.9%

Actual tax charge / (income)	51	(34.0)%	20	(5.5)%	36	(11.2)%

(1)	Amounts in 2010 primarily relate to non-deductible management fees, adjustments in respect of prior periods and non-taxable income.

The 2011 effective tax rate is (11.2)% (2010: (5.5)%; 2009: 34.0%). The 2011, 2010 and 2009 rates were impacted by uncertainty over the future utilization of losses. The 2009 rate was also impacted by the non-taxable gain on the exchange of debt.

29.	DIVIDENDS PER SHARE

During 2011 CEVA Logistics did not pay any dividends (2010: nil; 2009: nil).

30.	SEGMENT INFORMATION

The chief operating decision maker is the Executive Board. The Executive Board reviews the Company’s internal reporting to assess performance and allocate resources. Management has determined the operating segments based on these reports.

The Executive Board considered the operations from a business perspective. In addition, information from a geographical perspective has also been presented.

Operating segments

•	Freight Management including the provision of international air, ocean and domestic freight forwarding, customs brokerage, deferred air and pick up and delivery, and other value-added services; and

•	Contract Logistics including the provision of inbound logistics, manufacturing support, outbound / distribution logistics and aftermarket logistics.

Additional information—geographical

•	Americas (including the United States of America, Canada, Brazil, Argentina and Mexico);

•	Asia Pacific (including Australia, China, Singapore, Thailand, Malaysia and India);

•	Northern Europe (including the United Kingdom, Ireland, the Nordics, Benelux, France, Germany and Eastern Europe); and

•	Southern Europe (including Italy, Spain, Turkey and Greece), Middle East and Africa (“SEMEA”).

The Executive Board assesses the performance of the operating segments based on earnings before tax, depreciation, impairment, net financial expense (including exchange movements), amortization and specific items (“Adjusted EBITDA”). Interest income and expense are not included in the result for each operating segment that is reviewed by the Executive Board. The information provided to the Executive Board is measured in a manner consistent with that in the financial statements.

Operating segments

The segment results for the year ended December 31, 2009 are as follows:

	2009
	Freight Management	Contract Logistics	Total
	($ millions)
Total segment revenue	3,224	4,468	7,692
Inter-segment revenue	(4)	(15)	(19)

Revenue from external customers	3,220	4,453	7,673
Operating expenses excluding depreciation, amortization and impairment	(3,111)	(4,234)	(7,345)

Adjusted EBITDA	109	219	328
Specific items (note 25)			(107)
Depreciation, amortization and impairment			(275)

Operating loss			(54)
Net finance expense (including foreign exchange movements)			(96)

Loss before income taxes			(150)

The segment assets and liabilities at December 31, 2009 and capital expenditure for the year then ended are as follows:

	2009
	Freight Management	Contract Logistics	Unallocated	Total
	($ millions)
Total assets	2,757	2,839	17	5,613
Total liabilities	682	1,358	4,407	6,447
Capital expenditure	25	111	—	136

The segment results for the year ended December 31, 2010 are as follows:

	2010
	Freight Management	Contract Logistics	Total
	($ millions)
Total segment revenue	4,375	4,712	9,087
Inter-segment revenue	(4)	(20)	(24)

Revenue from external customers	4,371	4,692	9,063
Operating expenses excluding depreciation, amortization and impairment	(4,238)	(4,440)	(8,678)

Adjusted EBITDA	133	252	385
Specific items (note 25)			(97)
Depreciation, amortization and impairment			(241)

Operating income			47
Net finance expense (including foreign exchange movements)			(410)

Loss before income taxes			(363)

The segment assets and liabilities at December 31, 2010 and capital expenditure for the year then ended are as follows:

	2010
	Freight Management	Contract Logistics	Unallocated	Total
	($ millions)
Total assets	2,817	2,484	17	5,318
Total liabilities	799	1,216	4,369	6,384
Capital expenditure	32	118	—	150

The segment results for the year ended December 31, 2011 are as follows:

	2011
	Freight Management	Contract Logistics	Total
	($ millions)
Total segment revenue	4,392	5,240	9,632
Inter-segment revenue	(3)	(29)	(32)

Revenue from external customers	4,389	5,211	9,600
Operating expenses excluding depreciation, amortization and impairment	(4,216)	(4,938)	(9,154)

Adjusted EBITDA	173	273	446
Specific items (note 25)			(109)
Depreciation, amortization and impairment			(236)

Operating income			101
Net finance expense (including foreign exchange movements)			(423)

Loss before income taxes			(322)

The segment assets and liabilities at December 31, 2011 and capital expenditure for the year then ended are as follows:

	2011
	Freight Management	Contract Logistics	Unallocated	Total
	($ millions)
Total assets	2,635	2,378	18	5,031
Total liabilities	748	1,219	4,487	6,454
Capital expenditure	28	74	—	102

Additional information—geographical

The geographical results for the year ended December 31, 2009 are as follows:

	2009
	Americas	Asia Pacific	Northern Europe	SEMEA	Total
	($ millions)
Total segment revenue	2,276	1,755	2,011	1,725	7,767
Inter-segment revenue	(32)	(18)	(27)	(17)	(94)

Revenue from external customers	2,244	1,737	1,984	1,708	7,673
Operating expenses excluding depreciation, amortization and impairment	(2,128)	(1,657)	(1,924)	(1,636)	(7,345)

Adjusted EBITDA	116	80	60	72	328
Specific items (note 25)					(107)
Depreciation, amortization and impairment					(275)

Operating income					(54)
Net finance expense (including foreign exchange movements)					(96)

Loss before income taxes					(150)

The geographical assets and liabilities at December 31, 2009 and the capital expenditure for the year then ended are as follows:

	2009
	Americas	Asia Pacific	Northern Europe	SEMEA	Unallocated	Total
	($ millions)
Total assets	1,764	1,304	1,340	1,188	17	5,613
Total liabilities	502	345	488	705	4,407	6,447
Capital expenditure	24	51	33	28	—	136

The geographical results for the year ended December 31, 2010 are as follows:

	2010
	Americas	Asia Pacific	Northern Europe	SEMEA	Total
	($ millions)
Total segment revenue	2,778	2,618	2,086	1,681	9,163
Inter-segment revenue	(31)	(21)	(32)	(16)	(100)

Revenue from external customers	2,747	2,597	2,054	1,665	9,063
Operating expenses excluding depreciation, amortization and impairment	(2,627)	(2,487)	(1,974)	(1,590)	(8,678)

Adjusted EBITDA	120	110	80	75	385
Specific items (note 25)					(97)
Depreciation, amortization and impairment					(241)

Operating income					47
Net finance expense (including foreign exchange movements)					(410)

Loss before income taxes					(363)

The geographical assets and liabilities at December 31, 2010 and the capital expenditure for the year then ended are as follows:

	2010
	Americas	Asia Pacific	Northern Europe	SEMEA	Unallocated	Total
	($ millions)
Total assets	1,765	1,347	1,232	957	17	5,318
Total liabilities	550	431	472	562	4,369	6,384
Capital expenditure	38	24	58	30	—	150

The geographical results for the year ended December 31, 2011 are as follows:

	2011
	Americas	Asia Pacific	Northern Europe	SEMEA	Total
	($ millions)
Total segment revenue	2,924	2,702	2,323	1,781	9,730
Inter-segment revenue	(54)	(22)	(34)	(20)	(130)

Revenue from external customers	2,870	2,680	2,289	1,761	9,600
Operating expenses excluding depreciation, amortization and impairment	(2,743)	(2,542)	(2,181)	(1,688)	(9,154)

Adjusted EBITDA	127	138	108	73	446
Specific items (note 25)					(109)
Depreciation, amortization and impairment					(236)

Operating income					101
Net finance expense (including foreign exchange movements)					(423)

Loss before income taxes					(322)

The geographical assets and liabilities at December 31, 2011 and the capital expenditure for the year then ended are as follows:

	2011
	Americas	Asia Pacific	Northern Europe	Southern Europe, Middle East and Africa	Unallocated	Total
	($ millions)
Total assets	1,603	1,319	1,188	903	18	5,031
Total liabilities	571	392	494	510	4,487	6,454
Capital expenditure	28	25	27	22	—	102

31.	EVENTS AFTER BALANCE SHEET DATE

Borrowings

On February 1, 2012, the Company completed a refinancing through the issuance of US$325 million of 8 3/8% first lien senior secured notes due 2017 and US$620 million of 12 3/4% senior unsecured notes due 2020. The proceeds, together with cash on hand, were used to redeem or repay all of the €164 million of term loans maturing in 2013 under CEVA’s senior secured credit facilities, €266 million of 8 1/2% senior notes due 2014, US$165 million of senior unsecured loan due 2015 and €81 million of 10% senior subordinated notes due 2016.

CEVA Logistics also issued €883 million of new equity securities to Apollo, which controls CEVA Logistics, in exchange for the contribution and subsequent cancellation of securities previously held by Apollo and its affiliates, which comprised €73 million of 8 1/2% senior notes due 2018, US$516 million of senior unsecured loan due 2018 and €57 million of 10% senior subordinated notes due 2018, as well as PIK notes of €355 million plus accrued interest.

In addition the Company increased the size of its revolving credit facility under the senior secured facilities by €100 million to €179 million.

These transactions extended the Company’s debt maturity profile and reduced its interest burden. Debt issuance costs of $46 million that were unamortized at December 31, 2011 will be written off during the first quarter of 2012 as a result of these transactions.

On May 2, 2012, the Company refinanced its synthetic letter of credit facility due in 2013, by increasing its existing tranche B term loan due 2016 by $150 million.

32.	ENTITIES WITHIN THE COMPANY’S GROUP

The Company’s subsidiaries, joint ventures, associates and investments are included in the table below. All entities other than holding companies are primarily involved in the provision of Freight Management and Contract Logistics services.

All subsidiary undertakings are included in the consolidation. If the proportion of the voting rights in the subsidiary undertakings held directly by the Company differs from the proportion of ordinary shares held, the former is disclosed in parentheses in the table below.

Country of incorporation	Entity	Holding if less than 100%
Algeria	CEVA Logistics Algerie EURL

Angola	CEVA Logistics (Angola)—Trânsitários e Agentes de Navegação, Lda

Argentina	CEVA Logistics Argentina S.A. Circle International Argentina S.A. Eagle Global Logistics de Argentina S.R.L.

Australia	* CEVA Freight (Australia) Pty. Limited * CEVA Logistics (Australia) Pty. Limited * CEVA Materials Handling Pty. Limited * CEVA Pty. Limited

Austria	A.S.S. Logistik Schrader Schachinger GmbH	50%
	A.S.S. Logistik Schrader Schachinger GmbH & Co. KG CEVA Freight Austria GmbH CEVA Logistics Austria GmbH CEVA Logistics Central and Eastern Europe GmbH	50%

Belgium	CEVA DENI Logistics N.V. * CEVA Freight Belgium N.V. CEVA Ground Europe B.V.B.A. CEVA Logistics Belgium N.V.
	* EGL (Belgium) Holding Company BVBA	0.01%
	Invictus Boom N.V.	0.1%
SODIAC (Economic Interest Group)

Bermuda	FACET Insurance Limited Regga Holdings, Ltd.

Brazil

* AV Manufacturing Indústria e Comércio de Peças e Acessórios Automotivos Ltda.

* CEVA Freight Management do Brasil Ltda.

* CEVA Holdings Ltda.

* CEVA Logistics Ltda.

* CEVA Participações Ltda.

* Circle Fretes Internationais do Brasil Ltda

British Virgin Isl. (BVI)	CEVA Central America Holding Limited CEVA China Holding Limited

Canada	* CEVA Freight Canada Corp. * CEVA Logistics Canada, ULC

Cayman Islands	* CEVA Logistics Cayman * CEVA Logistics Second Cayman

Country of incorporation	Entity	Holding if less than 100%

Chile	CEVA Freight Management Logistica de Chile Ltda. Circle International Chile S.A. Circle Outsourcing Services S.A.	99.99% (100%)

China	Anji—CEVA Automotive Logistics Company Limited	50%
	CEVA Freight (Shenzhen) Limited
	CEVA Freight International (Shanghai) Company Limited
	CEVA Freight Shanghai Limited
	CEVA Logistics Company Limited Shanghai	70%
	CEVA Logistics International Trading (Shanghai) Company Limited
	Chongqing Anji—CEVA Hongyan Automotive Logistics Company Limited	30%
	Jiangsu Anji—CEVA Logistics Company Limited	35%
	Liao Ning A-Lean Automotive Logistics Company Limited	25.01%
	Shanghai Anji—Suchi Warehousing and Transportation Company Limited	33%
	Shanghai Anji—Tonghui Automotive Logistics Company Limited	25.5%
	Yizheng SAIC Logistics Company Limited	35%

Colombia	Agencia de Aduanas CEVA Logistics Ltda. Nivel 2 CEVA Freight Management de Colombia Ltda.

Congo	CEVA Logistics Congo S.A..	70% (100%)

Costa Rica	CEVA Freight Management Costa Rica, S. de R.L.

Czech Republic	CEVA Freight Czech Republic s.r.o. CEVA Logistics spol. s.r.o.

El Salvador	CEVA Freight Management El Salvador, Ltda. de C.V.

Finland	CEVA Logistics Finland Oy

France	CEVA Freight Holdings France SAS CEVA Freight Management France SAS CEVA Logistics France SAS

Germany	* CEVA Container Logistik GmbH * CEVA Freight (Management) GmbH * CEVA Freight Germany GmbH * CEVA Logistics CEE Holding GmbH * CEVA Logistics GmbH
	DIHS-DAKOSY Interessengemeinschaft Hamburger-Spediteure GmbH * Exporta Gesellschaft fur Exportberatung mbH	3.85%
	Interessengemeinschaft Datenbank Spedition GbR	7.66%
	Kombiverkehr Deutsche Gesellschaft für kombinierten Güterverkehr mbH & Co. KG	0.21%
	TRANSCONTAINER-UNIVERSAL GmbH & Co. KG	0.83%

Greece	CEVA Logistics Hellas S.A.

Guatemala	CEVA Freight Management Guatemala, Ltda.

Country of incorporation	Entity	Holding if less than 100%

Hong Kong	* CEVA FM (Hong Kong) Limited * CEVA Freight Hong Kong Limited * CEVA Logistics (Hong Kong) Limited * Eagle Asia Holding, Limited * Freight Systems Limited * Ozonic Limited

Hungary	CEVA Contract Logistics Kft. CEVA Logistics Hungary Kft.

India	CEVA Freight (India) Private Limited CEVA Logistics India Private Limited

Indonesia	PT. CEVA Freight Indonesia PT. CEVA Logistik Indonesia	95%
	PT. Hartapersada Interfreight	95%

Ireland	AVEC International Services Limited AVEC Logistics (Ireland) Limited

Italy	AVIOSERVIZI Jet Service S.r.l. C & C—Trasporti e Spedizioni Internazionali S.r.l. CEVA Freight Italy S.r.l. CEVA Logistics Holding Italy S.p.A. CEVA Logistics Italia S.r.l. DIMAF Pharma Supply Chain S.r.l. S.I.T.T.A.M. Spedizioni Internazionali Trasporti Terrestri Aerei Marittimi S.r.l.	51%

Japan	CEVA Logistics Japan Inc.

Jordan	Eagle Global Logistics Limited Liability Company	50% (100%)

Kazakhstan	CEVA Logistics Kazakhstan LLP

Korea, Republic of	CEVA Logistics Korea, Inc.

Luxembourg	* CEVA Freight Holdings Luxembourg S.à r.l. CEVA Freight Luxembourg S.à r.l.

Malaysia	CEVA Freight (Malaysia) Sdn. Bhd. CEVA Freight Holdings (Malaysia) Sdn. Bhd. CEVA Logistics (Malaysia) Sdn. Bhd. Milage Sdn. Bhd. Regga (Malaysia) Sdn. Bhd. Unipearl Corporation Sdn. Bhd.	0.00% (100%)

Mexico	CEVA Freight Management Mexico S.A. de C.V. CEVA Logistica de Mexico, S.A. de C.V. CEVA Servicios de Mexico, S.A. de C.V.

Country of incorporation	Entity	Holding if less than 100%

Netherlands

* CEVA Container Logistics B.V.

* CEVA Coop Holdco B.V.

* CEVA Freight Holdings B.V.

* CEVA Freight Holland B.V.

* CEVA India Holding B.V.

* CEVA Intercompany B.V.

* CEVA Logistics Dutch Holdco B.V.

* CEVA Logistics Finance B.V.

* CEVA Logistics Headoffice B.V.

* CEVA Logistics Holdings B.V.

* CEVA Logistics Netherlands B.V.

* Coöperatieve CEVA/EGL I B.A.

* Coöperatieve CEVA/EGL II B.A.

New Zealand	CEVA Logistics (New Zealand) Limited

Nigeria	CEVA Freight Management Nigeria Limited

Northern Ireland	CEVA Logistics NI Limited

Norway	CEVA Logistics Norway AS

Oman	CEVA Logistics L.L.C.	65%

Panama	CEVA Centram S. de R.L. CEVA Freight Management Panama S. de R.L. EGL Colombia Holding, S. de R.L.	55%

Peru	CEVA Logistics Peru S.R.L. CEVA Peru Aduanas S.A.C. EGL Agencia de Aduanas S.A.C.	99% (100%) 99.92% (100%)

Philippines

CEVA Holdings (Philippines), Inc.

CEVA Logistics (SUBIC), Inc.

CEVA Logistics Philippines Inc.

CEVA Warehousing and Distribution, Inc.

Regga Transport Contractors, Inc.

Regga Warehousing & Distribution, Inc.

60% (100%)

Poland	CEVA Automotive Logistics Poland Sp. z o.o. CEVA Freight (Poland) Sp. z o.o.

Portugal	CEVA Logistics (Portugal)—Logistica Empresarial, Lda.

Puerto Rico	CEVA Logistics Puerto Rico, Inc.

Qatar	CEVA Logistics (Qatar) W.L.L.	49%

Romania	CEVA Logistics S.R.L.

Saudi Arabia	CEVA International Al-Suwaiket Company Limited	49% (100%)

Singapore

CEVA Asia Pacific Holdings Company Pte. Ltd.

CEVA FM (Southeast Asia) Pte. Ltd.

CEVA Freight (Singapore) Pte. Ltd.

CEVA Logistics Asia Pte. Ltd.

CEVA Supply Chain Singapore Pte. Ltd.

Timur Carriers (Pte.) Ltd.

Slovakia	CEVA Logistics Slovakia, s.r.o.

Country of incorporation	Entity	Holding if less than 100%

South Africa	CEVA Logistics South Africa (Proprietary) Limited TNT Container Logistics (Proprietary) Limited

Spain	CEVA Freight (España), S.L.U. CEVA Logistics España, S.L.U. CEVA Logistics Holdings Spain, S.L.U. CEVA Production Logistics España, S.L.U.

Sweden	CEVA Logistics (Sweden) AB

Switzerland	CEVA Logistics Switzerland GmbH CEVA Management GmbH

Taiwan	CEVA Logistics (Taiwan) Company Limited Concord Express (Taiwan) Company Limited

Thailand	CEVA Freight (Thailand) Limited CEVA Logistics (Thailand) Limited CEVA Vehicle Logistics (Thailand) Limited CWBI Limited	99.99% (100%) 49%

Tunisia	CEVA Logistics Tunisia S.a.r.l.

Turkey	CEVA Lojistik LimitedŞirketi CEVA Uluslararasi Taşimacilik LimitedŞirketi

United Arab Emirates	CEVA Arabia Heavy Transport (L.L.C.) CEVA Logistics (U.A.E.) L.L.C. CEVA Logistics FZCO	49% (100%) 49% (100%)
	Circle International L.L.C.	49% (100%)

United Kingdom

CEVA Automotive Logistics UK Limited

* CEVA Container Logistics Limited

CEVA Distribution Limited

* CEVA Freight (UK) Holding Company Limited

* CEVA Freight (UK) Holdings Limited

* CEVA Freight (UK) Limited

* CEVA Limited

* CEVA Logistics Limited

* CEVA Network Logistics Limited

CEVA Showfreight Limited

* CEVA Supply Chain Solutions Limited

* Eagle Global Logistics (UK) Limited

* CEVA Group Plc

* F.J. Tytherleigh & Co. Limited

Louis Cayman Second Holdco Limited

Louis No. 2 Limited

Newsagents Wholesale Corp. Limited

Newsfast Limited

Paintblend Limited

Country of incorporation	Entity	Holding if less than 100%

United States of America

Ashton Leasing, Limited

* CEVA Freight Management International Group, Inc.

* CEVA Freight, LLC

* CEVA Government Services, LLC

* CEVA Ground US, L.P.

* CEVA International Inc.

* CEVA Logistics, LLC

* CEVA Logistics Japan LLC

* CEVA Logistics Services U.S., Inc.

* CEVA Logistics U.S. Group, Inc.

* CEVA Logistics U.S. Holdings, Inc.

* CEVA Logistics U.S., Inc.

* CEVA Ocean Line, Inc.

* CEVA Trade Services, Inc.

CEVA US Receivables, LLC

* Circle International Holdings LLC

* ComplianceSource LLC

* Customized Transportation International, Inc.

* Eagle Partners L.P.

Eagle USA Import Brokers, Inc.

* EGL, Inc.

* EGL Eagle Global Logistics, L.P.

* Select Carrier Group LLC

		49%

Uruguay	Circle International Latin America Holdings S.A.
	Gadupal S.A.

Vietnam	CEVA Logistics (Vietnam) Co. Limited	51%

*	Denotes a guarantor entity

PART II

INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 6.	Indemnification of Directors and Officers

Cayman Islands law does not limit the extent to which a company’s articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against civil fraud or the consequences of committing a crime. Our articles of association provide for indemnification of officers and directors for losses, damages, costs and expenses incurred in their capacities as such, except through their own willful neglect or default.

Pursuant to the indemnification agreements the form of which is filed as Exhibit 10.14 to this Registration Statement, we will agree to indemnify our directors and officers against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such a director or officer. We also intend to purchase and maintain insurance on behalf of our directors and officers to insure them against such liabilities, expenses and claims.

The underwriting agreement, the form of which is filed as Exhibit 1.1 to this registration statement, will also provide for indemnification by the underwriters of us and our officers and directors for certain liabilities, including liabilities arising under the Securities Act, but only to the extent that such liabilities are caused by information relating to the underwriters furnished to us in writing expressly for use in this registration statement and certain other disclosure documents.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Item 7.	Recent Sales of Unregistered Securities

During the year ended December 31, 2009, we issued and sold to certain of our employees 37,860 ordinary shares for an aggregate purchase price of approximately $2.9 million, based on a USD:EUR exchange rate of 0.7194, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 41,173 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise prices for these options ranged from €50 to €100 per share.

During the year ended December 31, 2010, we issued and sold to certain of our employees 40,539 ordinary shares for an aggregate purchase price of approximately $2.7 million, based on a USD:EUR exchange rate of 0.7549, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 12,703 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was €50.

During the year ended December 31, 2011, we issued and sold to certain of our employees 32,656 ordinary shares for an aggregate purchase price of approximately $2.6 million, based on a USD:EUR exchange rate of 0.7190, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 11,564 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was either €50 or €75 per share.

During the three months ended March 31, 2012, we issued and sold to certain of our employees 6,224 ordinary shares for an aggregate purchase price of approximately $0.6 million, based on a USD:EUR exchange rate of 0.7630, the average exchange rate in effect during such period. We also granted to certain employees options to purchase 3,705 shares of ordinary shares under our 2006 Long-Term Incentive Plan. The exercise price for these options was €75 per share.

The foregoing securities were issued without registration in reliance on the exemptions afforded by Section 4(2) of the Securities Act of 1933, as amended (the “Securities Act”), and Rule 701 promulgated thereunder.

Item 8.	Exhibits

(a)	See Exhibit Index beginning on page II-6 of this registration statement.

The agreements included as exhibits to this registration statement contain representations and warranties by each of the parties to the applicable agreement. These representations and warranties were made for the benefit of the other parties to the applicable agreement and (i) were not intended to be treated as categorical statements of fact, but rather as a way of allocating the risk to one of the parties if those statements prove to be inaccurate; (ii) may have been qualified in such agreement by disclosures that were made to the other party in connection with the negotiation of the applicable agreement; (iii) may apply contract standards of “materiality” that are different from “materiality” under the applicable securities laws; and (iv) were made only as of the date of the applicable agreement or such other date or dates as may be specified in the agreement.

We acknowledge that, notwithstanding the inclusion of the foregoing cautionary statements, we are responsible for considering whether additional specific disclosures of material information regarding material contractual provisions are required to make the statements in this registration statement not misleading.

(b)	Financial Statement Schedules

All schedules have been omitted since they are not required or are not applicable or the required information is shown in the financial statements or related notes.

Item 9.	Undertakings

The undersigned hereby undertakes:

(a) The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

(b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the U.S. Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer, or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

(c) The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston on May 4, 2012.

CEVA Investments Limited

By:	/S/ JOHN PATTULLO
Name: John Pattullo Title: Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that (i) John Pattullo and Rubin J. McDougal hereby constitute and appoint John Pattullo, Rubin J. McDougal and Dana O’Brien, and each of them, individually, and (ii) Mark Beith and Gareth Turner hereby constitute and appoint each other, in each case as his or her true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution, for him or her and in his or her name, place and stead in any and all capacities, in connection with this registration statement, including to sign in the name and on behalf of the undersigned, this registration statement and any and all amendments thereto, including post-effective amendments and registration statements filed pursuant to Rule 462 under the U.S. Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto such attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or his or her substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been executed as a deed by the following persons on May 4, 2012 in the capacities indicated:

Name	Title

/S/ JOHN PATTULLO	Chief Executive Officer (Principal Executive Officer)
John Pattullo

/S/ RUBIN J. MCDOUGAL	Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)
Rubin J. McDougal

/S/ GARETH TURNER	Director
Gareth Turner

/S/ MARK BEITH	Director
Mark Beith

AUTHORIZED REPRESENTATIVE

Pursuant to the requirements of Section 6(a) of the Securities Act the undersigned has caused this Registration Statement to be signed solely in the capacity as the duly authorized representative of CEVA Investments Limited in the United States on May 4, 2012.

Houston, Texas, United States

(Authorized U.S. Representative)

By:	/s/ DANA O’BRIEN
Name: Dana O’Brien
Title: Chief Legal Officer of CEVA Group Plc

EXHIBIT INDEX**

The following documents are filed as part of this registration statement:

1.1	Form of Underwriting Agreement.*

3.1	Amended and Restated Memorandum of Association and Articles of Association.*

4.1	Form of Certificate for Ordinary Shares of CEVA Logistics Inc.*

4.2	Indenture, dated as of March 24, 2010, among CEVA Group PLC, the Guarantors named therein, The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Ireland) Limited, as Irish Paying Agent and Transfer Agent, and Law Debenture Trust Company of New York, as Collateral Agent, in respect of 11.5% Junior Priority Senior Secured Notes due 2018.*

4.3	Indenture, dated as of December 14, 2010, among CEVA Group PLC, the Guarantors named therein, The Bank of New York Mellon, as Trustee, Registrar, Principal Paying Agent and Transfer Agent, The Bank of New York Mellon (Ireland) Limited, as Irish Paying Agent, and Law Debenture Trust Company of New York, as Collateral Agent, in respect to 8.375% Senior Secured Notes due 2017.*

4.4	Supplemental Indenture No. 2, dated as of February 1, 2012, among CEVA Group PLC, the Guarantors named therein, The Bank of New York Mellon, as Trustee, in respect of 8.375% Senior Secured Notes due 2017.*

4.5	Third Amended and Restated Credit Agreement, dated as of December 14, 2010, among CEVA Group PLC, certain subsidiaries of CEVA Group PLC, the lenders party thereto, Credit Suisse AG, as Administrative Agent, and Credit Suisse Securities (USA) LLC, as Syndication Agent.*

4.6	Incremental Assumption Agreement, dated as of December 17, 2010, among CEVA Group PLC, certain subsidiaries of CEVA Group PLC, the Incremental Revolving Facility Lenders party thereto and Credit Suisse AG, as Administrative Agent.*

4.7	Second Incremental Assumption Agreement, dated as of February 1, 2012, among CEVA Group PLC, certain subsidiaries of CEVA Group PLC, the Incremental Revolving Facility Lenders party thereto and Credit Suisse AG, as Administrative Agent.*

4.8	Third Incremental Assumption Agreement, dated as of April 27, 2012, among CEVA Group PLC, the Incremental Term Lenders party thereto and Credit Suisse AG, as Administrative Agent.*

5.1	Opinion of Walkers LLP, Cayman Islands counsel of CEVA Logistics Inc., as to the validity of the ordinary shares.*

10.1	Amended and Restated Shareholders Agreement, dated , 2012, among CEVA Logistics Inc. and the other signatories thereto.*

10.2	Employment Agreement, dated December 29, 2007, between Louis No. 3 Limited, and John Pattullo.*

10.3	Employment Contract between CEVA Logistics Headoffice B.V. and Mr. R.J. McDougal, dated June 23, 2009.*

10.4	CEVA Logistics Inc. 2006 Long-Term Incentive Plan, dated November 4, 2006, amended on March 1, 2007, August 2007 and November 9, 2009.*

10.5	CEVA Executive Incentive Plans 2009, dated November 11, 2008.*

10.6	CEVA Logistics Management Incentive Plans 2010, dated February 16, 2010.*

10.7	CEVA Logistics Inc. Long-Term Incentive (Cash) Plan—2010, dated October 6, 2010.*

10.8	CEVA Logistics Management Incentive Plans 2011, dated December 21, 2010.*

10.9	Form of Non-Qualified Stock Option Agreement, dated October 15, 2007 between CEVA Investments Limited and the Optionee.*

10.10	Form of Subscription Agreement, dated October 15, 2007, between CEVA Investments Limited and the Investor.*

10.11	CEVA Freight, LLC Amended and Restated Executive Deferred Compensation Plan, dated December 31, 2008.*

10.12	CEVA Logistics U.K. Pension Plan Executive Pension Scheme Addendum.*

10.13	Form of Indemnification Agreement for Directors and Officers.*

21.1	List of subsidiaries.*

23.1	Consent of Walkers LLP , Cayman Islands counsel of CEVA Logistics Inc. (included in Exhibit 5.1).*

23.2	Consent of PricewaterhouseCoopers LLP.

23.3	Consent of Transport Intelligence Ltd.

24.1	Powers of attorney (included on signature page to the registration statement).

*	To be filed by later amendment.
**	Certain instruments defining the rights of holders of long-term debt of the registrant’s subsidiaries included in the financial statements filed herewith have been omitted because the total amount of securities authorized thereunder does not exceed 10 percent of the total assets of the registrant and its subsidiaries on a consolidated basis. The registrant hereby agrees, upon request of the SEC, to furnish a copy of any such omitted instrument.